MDU RESOURCES GROUP, INC. and 2025 Proxy Statement 2024 ANNUAL REPORT

DEAR STOCKHOLDERS: 2024 has been a transformational year for MDU Resources, as we embarked on a new era as a pure-play regulated energy delivery business. The successful tax-free spinoff of Everus Construction Group, our former construction services business, has sharpened our strategic focus, optimizing value for our stockholders and positioning us for long-term growth. With an unwavering commitment to our CORE strategy: Customers & Communities, Operational Excellence, Returns Focused and Employee Driven, we have strengthened our operations, delivering significant stockholder value – a 68% total stockholder return in 2024. Following the successful spinoff of our construction materials business in 2023, Knife River Corporation, and then Everus Construction Group in 2024, into new independent publicly traded companies, the combined market cap for the three companies was $12.9 billion as of December 31, 2024. This marks an increase in value of about $7.0 billion from May 31, 2023, the date of the Knife River spinoff, and reflects the strong execution of our strategic vision. This focus has allowed us to prioritize core investments in our regulated energy businesses, unlocking new growth potential. MDU Resources Group, Inc.2 Nicole A. Kivisto President and CEO Dennis W. Johnson Chair

As we continue into 2025 and beyond, we are pursuing several opportunities to enhance reliability, expand our energy capacity, and support future customer demand, including: • The Badger Wind Farm, a wind project located in Logan and McIntosh Counties in North Dakota. MDU Resources subsidiary, Montana-Dakota Utilities Co. (MDU), has signed a purchase agreement to acquire a 49% ownership interest in the Badger Wind Farm. This acquisition represents 122.5 MW of the project’s total 250 MW generation capacity. • MDU Resources subsidiary, WBI Energy, has signed agreements for an expansion project to serve a new electric generation facility in northwest North Dakota, with a targeted in- service date of late 2028. • MDU data center opportunities, including 580 MW of data center load under signed electric service agreements, 180 MW is currently online with the balance starting to come online in 2025 and continuing through the next few years. • The Jamestown to Ellendale Transmission (JETx) Project, a 95-mile, 345-kilovolt transmission line is expected to enhance reliability while reducing transmission congestion in the region. This MDU project improves access to renewable energy and strengthens grid resilience. Anticipated in service date for the project is late 2028. A New Day for MDU Resources As we transition into our next century, we have defined a clear vision, mission and set of values to guide us: • Vision: Energizing Lives for a Better Tomorrow • Mission: With integrity, deliver value as a leading energy provider and employer of choice • Values: Integrity, Safety, Respect, Excellence, Stewardship Our transition into a fully-regulated energy delivery business is a defining moment in our 100-year history, and one that brings us back to our roots. We are committed to expanding our electric and natural gas infrastructure while remaining focused on providing safe, reliable, affordable and environmentally responsible service to more than 1.2 million customers across our service territories. Our pipeline business embraces its role as a vital link between producers and consumers and will continue to meet growing energy demand that supports homes and businesses across the Northern Plains. 2024 Annual Report & 2025 Proxy Statement 3

We believe our strategic capital investments will ensure that we continue to support economic development and provide energy solutions that contribute to the prosperity of the communities we serve. Customers & Communities MDU Resources has always been dedicated to the communities it serves. In 2024, the MDU Resources Foundation donated over $1.76 million to charitable organizations across our service territory. As part of those donations and in celebration of our 100th anniversary, the Foundation donated $10,000 to 10 employee- nominated charities, $100,000 total, reinforcing our belief that when communities thrive, we thrive. We also strengthened our infrastructure to better serve our customers and continued our legacy of outstanding customer service. Key highlights include: • WBI Energy’s Wahpeton Expansion Project, an approximately 60-mile pipeline increasing natural gas capacity in southeastern North Dakota. The project supports growing demand for reliable natural gas and enhances natural gas capacity for agricultural producers and processors, offering farm taps for grain drying and other farming activities while potentially attracting large-scale agricultural projects to the region. This was a joint project with MDU that extended natural gas service for the first time to Kindred, North Dakota. The pipeline was placed in service in December 2024. • Our utilities earned high rankings in the J.D. Power 2024 Gas Utility Residential Customer Satisfaction StudySM. Within the West Midsize segment, Intermountain Gas Company ranked first, Cascade Natural Gas Corporation finished second and Montana-Dakota Utilities Co. ranked fifth. We remain committed to providing safe, reliable, affordable and environmentally responsible energy solutions. Our investments in grid modernization, energy efficiency programs, and renewable energy integration enhance service reliability while helping to keep energy costs manageable for our customers. “When communities thrive, we thrive. “ MDU Resources Group, Inc.4

Operational Excellence MDU Resources is committed to operational excellence, driving efficiency and safety across all aspects of our business. With a strong foundation in delivering essential infrastructure, we prioritize a culture of safety that protects our employees, customers, and communities while maintaining a relentless focus on efficiency and continuous improvement. By integrating best practices, leveraging technology and refining our processes, we enhance productivity, reduce costs, and create long-term value for our stockholders and customers. As part of our strategic vision, we have $3.1 billion in capital investment planned from 2025 through 2029. This plan reflects our commitment to strengthening and expanding our electric, natural gas distribution and pipeline segments. By allocating capital to projects driven by customer demand, we position ourselves for sustainable growth while upholding our CORE strategy. Our focus on efficiency, reliability and innovation has driven strong operational performance in 2024: • Completion of Heskett 4, an 88-megawatt simple cycle combustion turbine, in July 2024. The plant is needed to meet capacity requirements of electric customers served by Montana-Dakota Utilities integrated system. The facility is a peaking plant designed to be called into service when electric demand reaches its peak. • The 2023 Line Section 27 Expansion Project, adding 175 million cubic feet of incremental firm natural gas transmission capacity per day, connecting a natural gas processing facility in McKenzie County, North Dakota to WBI Energy’s Spring Creek interconnect with Northern Border Pipeline in McKenzie County. The pipeline was placed in service in March 2024. • Purchase of a 28-mile natural gas pipeline lateral in northwestern North Dakota. The lateral extends our pipeline system to a natural gas processing plant in the Bakken. Returns Focused We remain steadfast in our commitment to stockholder value creation. Following the successful spinoffs, we have streamlined our operations, resulting in improved financial flexibility and strong earnings potential. • Projected 6%-8% long-term compounded annual earnings per share growth. • Competitive dividend payout ratio targeted at 60%-70% of earnings annually, ensuring consistent returns for stockholders. • Strategic rate base growth initiatives, including a projected 7%-8% compounded annual utility rate base growth and projected 1%-2% annual customer growth. 2024 Annual Report & 2025 Proxy Statement 5

Our 2024 results underscore the strength of our employees, strategic investments and growth opportunities. • Electric utility earnings up 4.5% year-over-year, totaling $74.8 million, supported by rate relief. • Pipeline segment achieved record earnings of $68 million, up 45.0% year-over-year, driven by strong transportation and storage revenue from the successful execution of several strategic expansion projects and new Federal Energy Regulatory Commission approved rates effective August 2023. Our disciplined approach to capital allocation and regulatory engagement ensures that we continue to deliver strong and sustainable financial performance while maintaining affordability for our customers. Employee Driven Our people are our greatest asset. The dedication, expertise and commitment of our employees have been instrumental in our success. We continue to foster a culture that prioritizes safety, professional development and innovation. Key initiatives included: • Offering a new health and safety benefit program through partnership with experts in sports medicine and movement science. The program is designed to reduce strain, stiffness and soreness associated with field and office work. • Development of a new Employee Awards Program designed to recognize and reward employees who exemplify the company’s CORE strategic goals. • An internal mentor program designed to allow employees additional opportunities to gain experience and knowledge from within MDU Resources that will help them be more effective in their current roles while preparing them for other opportunities in the organization. • Comprehensive safety training programs, reinforcing safety as a core value. MDU Resources Group, Inc.6

We are committed to being an employer of choice and ensuring that our employees have the resources and support they need to excel. Our workforce is the driving force behind our operational success, and we will continue to invest in their well-being and professional growth. Looking Ahead MDU Resources is poised for a strong future. We sincerely thank you—our valued stockholders—for your ongoing support. As we look ahead to our next century of service, we are excited about the opportunities that lie ahead for MDU Resources as a pure-play regulated energy delivery business. We remain committed to delivering long-term value for our stockholders and supporting the communities we serve. Our dedicated employees will continue to play a vital role in our success, and we are confident in their ability to meet the challenges and capitalize on the opportunities of the evolving energy landscape. We look forward to continuing to provide safe, reliable and cost-effective essential energy to our customers for many more years to come. Cautionary Note Regarding Forward-Looking Statements This Annual Report contains forward-looking statements within the meaning of the federal securities laws. Other than statements of historical facts, all statements which address activities, events, or developments that MDU Resources anticipates will or may occur in the future, including, but not limited to, such things as estimates for growth, stockholder value creation, MDU Resources’ “CORE” strategy, capital expenditures, financial guidance, and other such matters, are forward- looking statements. These forward-looking statements are based on many assumptions and factors, which are detailed in MDU Resources’ filings with the U.S. Securities and Exchange Commission (the “SEC”). While made in good faith, these forward-looking statements are based largely on MDU Resources’ expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond MDU Resources’ control. For additional discussion regarding risks and uncertainties, that may affect forward-looking statements, see “Risk Factors” disclosed in MDU Resources’ most recent Form 10-K and subsequent filings with the SEC. Any changes in such assumptions or factors could produce significantly different results. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as required by applicable law, MDU Resources undertakes no obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise. Nicole A. Kivisto President and Chief Executive Officer Dennis W. Johnson Chair of the Board 2024 Annual Report & 2025 Proxy Statement 7

2024 HIGHLIGHTS For the year ended at December 31, 2024, as applicable. * On October 31, 2024, MDU Resources successfully completed the spino of Everus Construction Group, which became an independent, publicly traded company. MDU Resources has reported Everus' and Knife River's results and the transaction costs and certain interest expenses associated with the spinos as discontinued operations. $181.1M $0.88EPS Income from continuing operations* $281.1M GAAP earnings $1.37EPS Diluted >1.2 million utility customers >2.8 Bcf/day of natural gas pipeline capacity Consecutive years of paid dividends 87 Annual dividend per share51 cents MDU Resources Group, Inc.8 Stockholder Value Creation Value of 100 shares of MDU on May 31, 2023 Value of the same 100 shares on December 31, 2024 MDU Resources Knife River Everus A stockholder who owned 100 shares of MDU stock on May 31, 2023, and retained those shares until December 31, 2024, would have realized a 105% return over that time period through the 1:4 distribution of Knife River and the 1:4 distribution of Everus.

Year ended December 31, 2024 ($ in millions, except per share amounts) Operating revenues $ 1,758.0 Operating income $ 265.6 Net income $ 281.1 Earnings per share, diluted $ 1.37 Income from continuing operations $ 181.1 Earnings per share from continuing operations, diluted $ .88 Dividends declared per common share $ .51 Weighted average common shares outstanding – diluted 204.7 Total assets $ 7,039 Total equity $ 2,691 Total debt $ 2,293 Capitalization ratios: Total equity 54.0% Total debt 46.0% 100% Book value per share $ 13.19 Market value as a percent of book value 136.6% Employees 2,052 2024 HIGHLIGHTS 2024 Annual Report & 2025 Proxy Statement 9

OUR SEGMENTS

Electric


MT
ND
WY
SD
Electric generating stations

Montana-Dakota Utilities powers over 145,000 customers across 185 communities in North Dakota, South Dakota, Montana, and Wyoming. With a robust infrastructure that includes electric generation stations, about 3,400 miles of transmission lines, and about 4,800 miles of distribution lines, MDU is committed to delivering reliable energy.

MDU prides itself on being a champion for its customers, emphasizing efficiency and community well-being. The company aims to minimize waste, maximize resources, and comply with or exceed environmental regulations, ensuring that the company's operations meet present needs without compromising future generations.

Natural Gas Distribution


WA
OR
ID
MT
ND
MN
SD
WY
Natural gas utility areas

MDU Resources operates four natural gas utilities across multiple states, providing safe and reliable energy services to residential, commercial, and industrial customers.

Montana-Dakota Utilities serves approximately 290,000 customers across North Dakota, South Dakota, Montana, and Wyoming, maintaining a vast pipeline network and investing in infrastructure improvements for efficiency and safety.

Intermountain Gas Company delivers natural gas to about 430,000 customers in southern Idaho, with a reputation for reliability and excellent customer service.

Cascade Natural Gas Corporation supplies nearly 320,000 customers across western and central Washington and central and eastern Oregon, with infrastructure upgrades and renewable natural gas initiatives driving high customer satisfaction.

Great Plains Natural Gas Co. serves nearly 25,000 customers in western Minnesota and southeastern North Dakota, ensuring dependable natural gas distribution.

Across these companies, energy needs are met with safety, customer satisfaction and reliability as top priorities.

Pipeline


MT
ND
MN
SD
WY
Interconnecting pipelines
Pipeline systems
Company storage field

WBI Energy is a leading provider of natural gas transportation and storage services, serving the Northern Plains with a more than 3,800-mile pipeline network. The company operates two underground storage fields, including the largest natural gas storage field in North America. These facilities support reliable energy delivery, including during peak demand. With proximity to the Bakken and interconnection to 14 third party pipelines, WBI Energy plays a vital role in fueling communities and driving economic growth across the region.

10 MDU Resources Group, Inc.

ALLETE, Inc. Avista Corporation Black Hills Corporation Dycom Industries, Inc. EMCOR Group, Inc. IDACORP, Inc. IES Holdings, Inc. Jacobs Solutions, Inc. KBR, Inc. MasTec, Inc. MYR Group, Inc. NiSource, Inc. Northwest Natural Holding Company Northwestern Energy Group, Inc. Otter Tail Corporation Portland General Electric Company Primoris Services, Inc. Quanta Services, Inc. Southwest Gas Holdings, Inc. TC Energy Corporation Alliant Energy Corporation Ameren Corporation Atmos Energy Corporation Black Hills Corporation CMS Energy Corporation Dycom Industries, Inc. EMCOR Group, Inc. Evergy, Inc. Granite Construction Incorporated Jacobs Solutions, Inc. KBR, Inc. Martin Marietta Materials, Inc. MasTec, Inc. NiSource, Inc. Pinnacle West Capital Corporation Portland General Electric Company Quanta Services, Inc Southwest Gas Holdings, Inc. Summit Materials, Inc. Vulcan Materials Company WEC Energy Group, Inc. 2024 Annual Report & 2025 Proxy Statement 11 Data is indexed to December 31, 2024, for the one-year total stockholder return comparison and December 31, 2019, for the five- year total stockholder return comparison for MDU Resources and the peer groups. Total stockholder return is calculated using the December 31 price for each year. It is assumed that all dividends are reinvested in stock at the frequency paid, and the returns of each component peer issuer of the group are weighted according to the issuer’s stock market capitalization at the beginning of the period. Effective January 1, 2023, a new peer group was established. These changes were made to reflect the makeup of the company following the spinoff May 31, 2023, of Knife River Corporation. The charts show stockholder return performance for both the old and new peer groups. STOCKHOLDER RETURN COMPARISON Comparison of One-Year Total Stockholder Return (as of December 31, 2024) Comparison of Five-Year Total Stockholder Return (in dollars) $100 invested December 31, 2019, in MDU Resources was worth $184.68 at year-end 2024. MDU Resources S&P SmallCap 600 Index New Peer Group Old Peer Group 68% 9% 20% 43% S&P SmallCap 600 IndexMDU Resources New Peer Group Old Peer Group 0 50 100 150 200 $250 ’23 ’24’22’21’20’19 Company Name / Index 12/31/19 12/31/20 12/31/21 12/31/22 12/31/23 12/31/24 MDU Resources Group, Inc. $100.00 $91.69 $110.37 $111.98 $109.86 $184.68 S&P SmallCap 600 Index 100.00 111.29 141.13 118.41 137.42 149.37 New Peer Group 100.00 87.07 102.57 105.03 101.30 121.65 Old Peer Group 100.00 93.97 120.08 120.90 135.59 193.52 New Peer Group Issuers: Old Peer Group Issuers:

BOARD OF DIRECTORS



Dennis W. Johnson

Chair of MDU Resources Board of Directors

24 years of service (A,C,N)

Dickinson, North Dakota

Chair, president and chief executive officer of TMI Group, an architectural woodwork manufacturer; former president of the Dickinson City Commission; a former director of Federal Reserve Bank of Minneapolis



Darrel T. Anderson

Vice Chair of MDU Resources Board of Directors

2 years of service (A,C,N)

Eagle, Idaho

Formerly president and chief executive offer of IDACORP, Inc. and Idaho Power Company, an integrated electric utility serving customers in Idaho and Oregon



Nicole A. Kivisto

President and Chief Executive Officer of MDU Resources

1 year of service

Bismarck, North Dakota

Formerly president and chief executive officer of Cascade Natural Gas Corporation, Intermountain Gas Company and Montana-Dakota Utilities Co.



Vernon A. Dosch

1 year of service (A)

Bismarck, North Dakota

Formerly president and chief executive officer at National Information Solutions Cooperative



Marian M. Durkin

1 year of service (C,N)

Spokane, Washington

Formerly senior vice president general counsel, corporate secretary and chief compliance officer at Avista Corporation, an electric and natural gas utility company



Douglas W. Jaeger

1 year of service (A)

Anoka, Minnesota

President and chief executive officer of Ulteig, Inc., an employee-owned engineering services firm; formerly held senior leadership positions with construction services firm Adolfson & Peterson Inc. and investor-owned utilities Xcel Energy Inc. and Exelon Corp.



Chenxi Wang

6 years of service (A)

Los Altos, California

Founder and managing general partner of Rain Capital Fund LP, a cybersecurity-focused venture fund; formerly chief strategy officer of Twistlock, a security software company

(A) Audit Committee (C) Compensation and Human Capital Committee (N) Nominating and Governance Committee

● Committee Chair ○ Ex Officio Member

12 MDU Resources Group, Inc.

Nicole A. Kivisto President and Chief Executive Officer 30 years of service Dyke Boese Chief Information Officer 26 years of service Anthony D. Foti Chief Legal Officer and Corporate Secretary 1 year of service Rob L. Johnson President of WBI Energy Inc. 42 years of service Anne M. Jones Chief Human Resources, Administration and Safety Officer 43 years of service Garret Senger Chief Utilities Officer 42 years of service MANAGEMENT POLICY COMMITTEE Stephanie A. Sievert Chief Accounting and Regulatory Affairs Officer 29 years of service Jason L. Vollmer Chief Financial Officer 20 years of service 2024 Annual Report & 2025 Proxy Statement 13

MDU Resources Group, Inc.14 MDU Resources celebrated its 100th anniversary in 2024 with a series of events and initiatives that highlighted its century-long history. Founded in 1924 by Rolland Heskett, MDU Resources has long embraced the value of community thriving, which has been a cornerstone of its operations. A significant highlight of the anniversary was MDU Resources ringing the closing bell at the New York Stock Exchange on March 13, 2024. This event marked the beginning of a year-long celebration, symbolizing the company’s growth and success over the past century. To further mark this milestone, the MDU Resources Foundation donated $100,000 to 10 charities across five states, each receiving $10,000. These charities were nominated by employees, reflecting the company’s commitment to supporting the communities it serves. The selected charities included non-profits from across our eight-state territory. Employees who nominated the charities had the honor of presenting the donations, creating a personal connection between the company and the communities. This initiative was met with heartfelt gratitude from the recipients, who acknowledged the significant impact of these contributions on their missions. COMMEMORATING 100 YEARS OF SERVICE

2024 Annual Report & 2025 Proxy Statement 15 In addition to the charitable donations, MDU Resources celebrated its centennial by participating in community parades across its service areas. Employees volunteered to drive and decorate vehicles, showcasing the company’s pride and commitment to community engagement. These parades took place in Laurel and Hardin, MT, Dickinson, Mandan, and Watford City, ND, and Dayton and Sheridan, WY. The centennial celebrations also included special recognitions from state officials. Then North Dakota Governor Doug Burgum and Montana Governor Greg Gianforte extended congratulatory messages, acknowledging MDU Resources’ contributions to the region’s development and its role as an economic driver. The City of Bismarck, location of the company’s headquarters, honored MDU Resources with a proclamation, highlighting its longstanding presence and impact on the community. MDU Resources’ 100th anniversary was a testament to its enduring values and commitment to community, innovation, and growth. The celebrations not only honored the company’s rich history but also set the stage for the future. Full details of each event, along with videos, are available for viewing at www.mdu.com/100th-anniversary.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________
Commission file number 1-03480

MDU RESOURCES GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	30-1133956
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1200 West Century Avenue
P.O. Box 5650
Bismarck, North Dakota 58506-5650
(Address of principal executive offices)
(Zip Code)
(701) 530-1000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, par value $1.00 per share	MDU	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒.

State the aggregate market value of the voting common stock held by non-affiliates of the registrant as of June 28, 2024: $5,095,923,531, which does not reflect MDU Resources Group, Inc.'s market value after the separation and distribution of Everus Construction Group, Inc. on October 31, 2024.

Indicate the number of shares outstanding of the registrant's common stock, as of February 13, 2025: 204,331,170 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Relevant portions of the registrant's 2025 Proxy Statement, to be filed no later than 120 days from December 31, 2024, are incorporated by reference in Part III, Items 10, 11, 12, 13 and 14 of this Report.

Contents Part I Page Definitions 4 Cautionary Note Regarding Forward-Looking Statements 7 Items 1 and 2 Business and Properties 7 General 7 Electric 11 Natural Gas Distribution 14 Pipeline 17 Discontinued Operations 18 Item 1A Risk Factors 18 Item 1B Unresolved Staff Comments 27 Item 1C Cybersecurity 28 Item 3 Legal Proceedings 29 Part II Item 5 Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 30 Item 6 Reserved 30 Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations 31 Item 7A Quantitative and Qualitative Disclosures About Market Risk 56 Item 8 Financial Statements and Supplementary Data 57 Consolidated Statements of Income 62 Consolidated Statements of Comprehensive Income 63 Consolidated Balance Sheets 64 Consolidated Statements of Equity 65 Consolidated Statements of Cash Flows 66 Notes to Consolidated Financial Statements 67 1. Basis of Presentation 67 2. Significant Accounting Policies 68 3. Discontinued Operations 73 4. Revenue from Contracts with Customers 76 5. Property, Plant and Equipment 77 6. Regulatory Assets and Liabilities 78 7. Environmental Allowances and Obligations 79 8. Goodwill and Other Intangible Assets 79 9. Fair Value Measurements 80 10. Debt 82 11. Asset Retirement Obligations 84 12. Equity 84 13. Stock-Based Compensation 85 14. Accumulated Other Comprehensive Loss 87 2 MDU Resources Group, Inc. Form 10-K

Contents Part II (continued) Page 15. Income Taxes 88 16. Cash Flow Information 89 17. Business Segment Data 90 18. Employee Benefit Plans 94 19. Jointly Owned Facilities 101 20. Regulatory Matters 102 21. Commitments and Contingencies 103 22. Subsequent Events 106 Item 9 Changes in and Disagreements With Accountants on Accounting and Financial Disclosure 107 Item 9A Controls and Procedures 107 Item 9B Other Information 107 Item 9C Disclosure Regarding Foreign Jurisdictions that Prevent Inspections 107 Part III Item 10 Directors, Executive Officers and Corporate Governance 108 Item 11 Executive Compensation 108 Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters 108 Item 13 Certain Relationships and Related Transactions, and Director Independence 108 Item 14 Principal Accountant Fees and Services 108 Part IV Item 15 Exhibits, Financial Statement Schedules 109 3. Exhibits 114 Item 16 Form 10-K Summary 116 Signatures 117 MDU Resources Group, Inc. Form 10-K 3

Definitions The following abbreviations and acronyms used in this Form 10-K are defined below: Abbreviation or Acronym AFUDC Allowance for funds used during construction Applied Digital Applied Digital Corporation Army Corps U.S. Army Corps of Engineers ASC FASB Accounting Standards Codification ASU FASB Accounting Standards Update Bcf Billion cubic feet Big Stone Station 475-MW coal-fired electric generating facility near Big Stone City, South Dakota (22.7 percent ownership) BSSE 345-kV transmission line from Ellendale, North Dakota, to Big Stone City, South Dakota (50 percent ownership) Cascade Cascade Natural Gas Corporation, an indirect wholly-owned subsidiary of MDU Energy Capital Centennial CEHI, LLC, a direct wholly-owned subsidiary of the Company, formerly known as Centennial Energy Holdings, Inc. prior to the separation of Knife River from the Company. References to Centennial's historical business and operations refer to the business and operations of Centennial Energy Holdings, Inc. Centennial Capital Centennial Holdings Capital LLC, a direct wholly-owned subsidiary of Centennial CERCLA Comprehensive Environmental Response, Compensation and Liability Act CIO Chief Information Officer Code U.S. Internal Revenue Code CODM Chief Operating Decision Maker Company MDU Resources Group, Inc. COVID-19 Coronavirus disease 2019 Coyote Creek Coyote Creek Mining Company, LLC, a subsidiary of The North American Coal Corporation Coyote Station 427-MW coal-fired electric generating facility near Beulah, North Dakota (25 percent ownership) CWIP Construction work in progress, costs associated with the construction of new utility facilities recorded on the balance sheet until these facilities are placed in service. CyROC Cyber Risk Oversight Committee DC Circuit Court U.S Court of Appeals for the D.C. Circuit dk Decatherm EBITDA Earnings before interest, taxes, depreciation and amortization EIN Employer Identification Number EPA U.S. Environmental Protection Agency ERISA Employee Retirement Income Security Act of 1974, as amended ERM Enterprise risk management ESG Environmental, social and governance Everus Everus Construction Group, Inc., a wholly-owned subsidiary of the Company prior to the separation from the Company, that was established in conjunction with the separation of Everus Construction Everus Construction Everus Construction, Inc., a direct wholly-owned subsidiary of Centennial prior to the separation from the Company, formerly known as MDU Construction Services Group, Inc. prior to March 12, 2024 Exchange Act Securities Exchange Act of 1934, as amended FASB Financial Accounting Standards Board FERC Federal Energy Regulatory Commission Fidelity Fidelity Exploration & Production Company, an indirect wholly-owned subsidiary of Centennial (previously referred to as the Company's exploration and production segment) FIP Funding improvement plan GAAP Accounting principles generally accepted in the United States of America GHG Greenhouse gas Great Plains Great Plains Natural Gas Co., a public utility division of Montana-Dakota GVTC Generation Verification Test Capacity 4 MDU Resources Group, Inc. Form 10-K

Definitions Holding Company Reorganization The internal holding company reorganization completed on January 1, 2019, pursuant to the agreement and plan of merger, dated as of December 31, 2018, by and among Montana-Dakota, the Company and MDUR Newco Sub, which resulted in the Company becoming a holding company and owning all of the outstanding capital stock of Montana-Dakota. IBEW International Brotherhood of Electrical Workers ICWU International Chemical Workers Union Intermountain Intermountain Gas Company, an indirect wholly-owned subsidiary of MDU Energy Capital IPUC Idaho Public Utilities Commission IRA Inflation Reduction Act IRP Integrated Resource Plan IRS Internal Revenue Service Item 8 Financial Statements and Supplementary Data JETx 345-kV transmission line from Jamestown, North Dakota to Ellendale, North Dakota (50 percent ownership) Knife River Established as Knife River Corporation prior to the separation from the Company, a direct wholly-owned subsidiary of Centennial. Knife River refers to Knife River Corporation, during the period prior to separation, now known as "KRC Materials, Inc." Following the separation Knife River refers to Knife River Holding Company, now known as Knife River Corporation. K-Plan Company's 401(k) Retirement Plan kW Kilowatts kWh Kilowatt-hour kV Kilovolts Leading with Integrity Guide Company's code of business conduct LIBOR London Inter-bank Offered Rate MD&A Management's Discussion and Analysis of Financial Condition and Results of Operations MDU Energy Capital MDU Energy Capital, LLC, a direct wholly-owned subsidiary of the Company MDUR Newco MDUR Newco, Inc., a public holding company created by implementing the Holding Company Reorganization, now known as the Company MDUR Newco Sub MDUR Newco Sub, Inc., a direct, wholly-owned subsidiary of MDUR Newco, which was merged with and into Montana-Dakota in the Holding Company Reorganization MEPP Multiemployer pension plan MISO Midcontinent Independent System Operator, Inc., the organization that provides open-access transmission services and monitors the high-voltage transmission system in the Midwest United States and Manitoba, Canada and a southern United States region which includes much of Arkansas, Mississippi and Louisiana MMcf Million cubic feet MMdk Million dk MNPUC Minnesota Public Utilities Commission Montana-Dakota Montana-Dakota Utilities Co. a direct wholly-owned subsidiary of MDU Energy Capital MPPAA Multiemployer Pension Plan Amendments Act of 1980 MTPSC Montana Public Service Commission MW Megawatt NDDEQ North Dakota Department of Environmental Quality NDPSC North Dakota Public Service Commission NERC North American Electric Reliability Corporation NYSE New York Stock Exchange ODEQ Oregon Department of Environmental Quality OPUC Oregon Public Utility Commission PCAOB Public Company Accounting Oversight Board PCBs Polychlorinated biphenyls PHMSA Pipeline and Hazardous Material Safety Administration Proxy Statement Company's 2025 Proxy Statement PRP Potentially Responsible Party PSAs Performance share awards RCRA Resource Conservation and Recovery Act RNG Renewable natural gas RP Rehabilitation plan MDU Resources Group, Inc. Form 10-K 5

Definitions RSUs Restricted stock units SBCC State Building Code Council SDPUC South Dakota Public Utilities Commission SEC U.S. Securities and Exchange Commission Securities Act Securities Act of 1933, as amended Sheridan System A separate electric system owned by Montana-Dakota SOFR Secured Overnight Financing Rate SPP Southwest Power Pool, the organization that manages the electric grid and wholesale power market for the central United States. UA United Association of Journeyman and Apprentices of the Plumbing and Pipefitting Industry of the United States and Canada TSA Transportation Security Administration VIE Variable interest entity Washington DOE Washington State Department of Ecology WBI Energy WBI Energy, Inc., an indirect wholly-owned subsidiary of Centennial WBI Energy Transmission WBI Energy Transmission, Inc., an indirect wholly-owned subsidiary of Centennial WUTC Washington Utilities and Transportation Commission Wygen III 100-MW coal-fired electric generating facility near Gillette, Wyoming (25 percent ownership) WYDEQ Wyoming Department of Environmental Quality WYPSC Wyoming Public Service Commission ZRCs Zonal resource credits - a MW of demand equivalent assigned to generators by MISO for meeting system reliability requirements 6 MDU Resources Group, Inc. Form 10-K

Index Part I Cautionary Note Regarding Forward-Looking Statements This Form 10-K contains forward-looking statements within the meaning of the federal securities laws. Other than statements of historical facts, all statements which address activities, events or developments that the Company anticipates will or may occur in the future, including, but not limited to, such things as estimates for growth, stockholder value creation, the Company's "CORE" strategy, capital expenditures, financial guidance and other such matters, are forward-looking statements. These forward-looking statements are based on many assumptions and factors, which are detailed in the Company's filings with the SEC. While made in good faith, these forward-looking statements are based largely on the Company's expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond our control. For additional discussion regarding risks and uncertainties, that may affect forward-looking statements, see Item 1A - Risk Factors. Any changes in such assumptions or factors could produce significantly different results. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Except as required by applicable law, the Company undertakes no obligation to update the forward-looking statements, whether as a result of new information, future events or otherwise. Items 1 and 2. Business and Properties General The Company is a pure-play regulated energy delivery business upon the completed separations of both its construction materials and contracting and construction services businesses, as further discussed below. Its principal executive offices are located at 1200 West Century Avenue, P.O. Box 5650, Bismarck, North Dakota 58506-5650, telephone (701) 530-1000. Montana-Dakota was incorporated under the state laws of Delaware in 1924, marking its 100th year in business on March 14, 2024. The Company was incorporated under the state laws of Delaware in 2018. Upon the completion of the Holding Company Reorganization, Montana-Dakota became a subsidiary of the Company. The Company adopted a new mission statement in early 2025, "With integrity, deliver value as a leading energy provider and employer of choice." Through a strategy focusing on its "CORE," the Company strives to deliver superior value and achieve industry-leading performance as a pure-play regulated energy delivery company, while pursuing organic growth opportunities. The Company's "CORE" strategy prioritizes customers and communities, operational excellence, returns focused initiatives and an employee driven culture. The Company generates, transmits and distributes electricity and provides natural gas distribution, transportation and storage services. These businesses are regulated by state public service commissions and/or the FERC. As part of the Company's continual review of its business, the Company announced strategic initiatives to enhance stockholder value. On May 31, 2023, the Company executed the separation of Knife River, the construction materials and contracting business, from the Company, resulting in Knife River becoming an independent, publicly-traded company. On October 31, 2024, the Company completed the separation of Everus, the construction services business, from the Company, resulting in Everus becoming an independent, publicly- traded company. As of December 31, 2024, the Company was organized into three reportable business segments. These business segments include: electric, natural gas distribution and pipeline. The Company's business segments are determined based on the Company's method of internal reporting, which generally segregates the business activities by differences in products and services. The internal reporting of these segments is defined based on the reporting and review process used by the Company's chief executive officer. MDU Resources Group, Inc. Form 10-K 7

Index Part I The Company, through its wholly-owned subsidiary, MDU Energy Capital, owns Montana-Dakota, Cascade and Intermountain. The electric segment is comprised of Montana- Dakota while the natural gas distribution segment is comprised of Montana-Dakota, Cascade and Intermountain. The Company, through its wholly-owned subsidiary, Centennial, owns WBI Energy and Centennial Capital. WBI Energy is the pipeline segment and Centennial Capital is reflected in the Other category. The financial results and data applicable to each of the Company's business segments, as well as their financing requirements, are set forth in Item 7 - MD&A and Item 8 - Note 17. The Company's material properties, which are of varying ages and are of different construction types, are generally in good condition, are well maintained and are generally suitable and adequate for the purposes for which they are used. Human Capital Management The Company continues to focus on building a strong workforce. This means building a strong team of employees with a focus on safety and integrity and a commitment to a respectful workplace. As of December 31, 2024, the Company had 2,052 employees. Many of the Company's employees are represented by collective-bargaining agreements and the Company is committed to establishing constructive dialogue with this representation and bargaining in good faith. The majority of the collective-bargaining agreements contain provisions that prohibit work stoppages or strikes and provide dispute resolution through binding arbitration in the event of an extended disagreement. The following information is as of December 31, 2024. Company Collective-bargaining agreement Number of employees represented Agreement status Montana-Dakota IBEW 296 Effective through April 30, 2026 Intermountain UA 152 Three agreements with one effective through October 31, 2026, one effective through March 31, 2027 and the third agreement in negotiation. Cascade ICWU 182 Effective through March 31, 2028 WBI Energy Transmission IBEW 72 Effective through April 30, 2027 Total 702 Respectful Workplace The Company is committed to an environment that respects the differences and embraces the strengths of its employees. Essential to the Company's success is its ability to attract, retain and engage the best people from a broad range of backgrounds and build an inclusive culture where all employees feel valued and contribute their best. The Company requires employees to participate in its Leading with Integrity training which provides training on the Company's code of conduct. The Company's goals related to a respectful workplace: • Enhance collaboration efforts through cooperation and sharing of best practices to create new ways of meeting employee, customer and stockholder needs. • Increase productivity and profitability through the creation of a work environment which values all perspectives and methods of accomplishing work. 8 MDU Resources Group, Inc. Form 10-K

Index Part I The Company also promotes recognition of team members through the following awards: Building People Building a strong workforce begins with employee recruitment. The Company hires and trains employees to have the skills, abilities and motivation to achieve the results needed for their jobs. Each job is important and part of a coordinated team effort to accomplish the organization's objectives. The Company uses a variety of means to recruit new employees for open positions including posting on the Company's website. Other sources for employee recruitment include employee referrals, union workforce, direct recruitment, advertising, social media, career fairs, partnerships with colleges and technical schools, job service organizations and associations connected with a variety of professions. The Company also uses internship programs to introduce individuals to the Company's business operations and provide a possible source of future employees. Building a strong workforce also requires developing employees in their current positions and for future advancement. The Company provides opportunities for advancement through job mobility, succession planning and promotions both within and between business segments. The Company provides employees the opportunity to further develop and grow through various forms of training, mentorship programs and internship programs, among other things. To attract and retain employees, the Company offers: The chief executive officer engages in employee tours at Company locations and the Company conducts employee surveys to hear and gauge employee opinions on issues such as fairness, camaraderie and pride in the workplace. Survey responses are compiled and evaluated at various levels throughout the Company to develop action plans to address areas of concern raised by employees. Safety Safety is one of the Company's corporate values. The Company is committed to safety and health in the workplace. To ensure safe work environments, the Company provides training, resources and appropriate follow-up on any unsafe conditions or actions. To facilitate a strong safety culture, the Company established its Safety Leadership Council. In addition to the Safety Leadership Council, the Company has policies and training that support safety in the workplace including training on safety matters through classroom and toolbox meetings on job sites. The Company utilizes safety compliance in the evaluation of employees, which includes management, and recognizes employee safety through safety award programs. MDU Resources Group, Inc. Form 10-K 9

Index Part I Accident and safety statistical information is regularly reported to management and the board of directors. Environmental Matters The Company believes it has a responsibility to use natural resources efficiently and attempt to minimize the environmental impact of its activities. The Company produces GHG emissions primarily from its fossil fuel electric-generating facilities, as well as from natural gas pipeline and storage systems, and operations of equipment and fleet vehicles. The Company has developed renewable generation with lower or no GHG emissions. Governmental legislation and regulatory initiatives regarding environmental and energy policy are continuously evolving and could negatively impact the Company's operations and financial results. The Company will continue to monitor legislative and regulatory activity related to environmental and energy policy initiatives and take all appropriate action to comply. In addition, for a discussion of the Company's risks related to environmental laws and regulations, see Item 1A - Risk Factors. For more information on the Company's sustainability goals, programs and performance, see the Company's Sustainability Report on its website, which is not incorporated by reference herein. Governmental Matters The Company's operations and certain of its subsidiaries are subject to laws and regulations relating to air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal and state health and safety regulations; and state hazard communication standards. The Company strives to be in substantial compliance with applicable regulations, except as to what may be ultimately determined with regard to items discussed in Environmental matters in Item 8 - Note 21. There are no pending CERCLA actions for any of the Company's material properties. However, the Company is involved in certain claims relating to the Bremerton Gasworks Superfund Site. For more information on the Company's environmental matters, see Item 8 - Note 21 and Item 7 - MD&A - Business Section Financial and Operating Data. Technology The Company uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology systems and network infrastructure. These systems may be vulnerable to failures or unauthorized access. The Company has policies, procedures and processes designed to strengthen and protect these systems, which include the Company’s enterprise information technology and operation technology groups continually evaluating new tools and techniques to reduce the risk and potential impacts of a cyber breach. For a discussion of the Company's risks related to cybersecurity, see Item 1A - Risk Factors. For more information on the Company's approach to cybersecurity, see Item 1C - Cybersecurity. Available Information The Company maintains a corporate website at www.mdu.com. The Company's filings with the SEC, including its annual report on Form 10-K, it's quarterly reports on Form 10-Q and current reports on Form 8-K, and all amendments to those reports are available free of charge through this website as soon as reasonably practicable after they are filed with or furnished to the SEC. The Governance section of the website contains the Company's Corporate Governance Guidelines, committee charters, and the Leading with Integrity Guide for directors, officers, and employees, and is incorporated herein by reference. Copies of these documents may also be obtained free of charge upon written request to the Company's corporate secretary at MDU Resources Group, Inc., P.O. Box 5650, Bismarck, North Dakota 58506.The information available on, or accessible through, the Company's website is not part of this Annual Report on Form 10-K. 10 MDU Resources Group, Inc. Form 10-K

Index

Part I

Electric

General The Company's electric segment is operated through its wholly-owned subsidiary, Montana-Dakota. Montana-Dakota provides electric service at retail, serving residential, commercial, industrial and municipal customers in 185 communities and adjacent rural areas.

The material properties owned by Montana-Dakota for use in its electric operations include interests in 14 electric generating units at 11 facilities and two small portable diesel generators, as further described under System Supply, System Demand and Competition, approximately 3,400 and 4,800 miles of transmission and distribution lines, respectively, and 87 transmission and 295 distribution substations. Montana-Dakota has obtained and holds, or is in the process of renewing, valid and existing franchises authorizing it to conduct its electric operations in all of the municipalities it serves where such franchises are required. Montana-Dakota intends to protect its service area and seek renewal of all expiring franchises. At December 31, 2024, Montana-Dakota's net electric plant investment was $1.8 billion and its rate base was $1.5 billion.


Electric utility areas
States of operations
Electric generating stations
MT
ND
WY
SD

Retail electric rates, service, accounting and certain securities issuances are subject to regulation by the MTPSC, NDPSC, SDPUC and WYPSC. The interstate transmission and wholesale electric power operations of Montana-Dakota are also subject to regulation by the FERC under provisions of the Federal Power Act, as are interconnections with other utilities and power generators, the issuance of certain securities, accounting, cybersecurity and other matters.

Through MISO, Montana-Dakota has access to wholesale energy, ancillary services and capacity markets for its interconnected system. MISO is a regional transmission organization responsible for operational control of the transmission systems of its members. MISO provides security center operations, tariff administration and operates day-ahead and real-time energy markets, ancillary services and capacity markets. As a member of MISO, Montana-Dakota's generation is sold into the MISO energy market and its energy needs are purchased from that market.

The retail customers served and respective revenues by class for the electric business were as follows:

	2024		2023		2022	
	Customers Served	**Revenues**	Customers Served	Revenues	Customers Served	Revenues
			(Dollars in thousands)			
Residential	**120,043**	**$ 139,862**	119,700	$ 134,054	119,398	$ 135,412
Commercial	**23,762**	**165,778**	23,573	164,142	23,327	142,722
Industrial	**219**	**42,320**	228	42,340	230	42,937
Other	**1,662**	**7,773**	1,607	7,075	1,606	7,335
	145,686	**$ 355,733**	145,108	$ 347,611	144,561	$ 328,406

Other electric revenues, which are largely transmission-related revenues, for Montana-Dakota were $58.7 million, $53.6 million and $48.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The percentage of electric retail revenues by jurisdiction was as follows:

	2024	2023	2022
North Dakota	**65 %**	66 %	65 %
Montana	**21 %**	20 %	21 %
Wyoming	**9 %**	9 %	9 %
South Dakota	**5 %**	5 %	5 %

System Supply, System Demand and Competition Through an interconnected electric system, Montana-Dakota serves markets in portions of North Dakota, Montana and South Dakota. These markets are highly seasonal and sales volumes depend largely on the weather. Additionally, the average customer consumption has tended to decline due to increases in energy efficient lighting and appliances being installed. In mid-2023 a data center began operating in the Company's service territory which led to an increase in sales volumes. As of December 31, 2024, the interconnected system consisted of 13 electric generating units at 10 facilities and two small portable diesel generators. Additional details are included in the table that

MDU Resources Group, Inc. Form 10-K **11**

Index
Part I

follows. For 2024, Montana-Dakota's total ZRCs, including its firm purchase power contracts, were 536.8. Montana-Dakota's planning reserve margin requirement within MISO was 528.6 ZRCs for 2024. The maximum electric peak demand experienced to date attributable to Montana-Dakota's sales to retail customers on the interconnected system was 764,823 kW in January 2024. Montana-Dakota's latest forecast for its interconnected system indicates that its annual peak will continue to occur during the summer. Additional energy is purchased as needed, or in lieu of generation if more economical, from the MISO market. In 2024, Montana-Dakota purchased approximately 61 percent of its net kWh needs for its interconnected system through the MISO market.

Through the Sheridan System, Montana-Dakota serves Sheridan, Wyoming, and neighboring communities. The maximum peak demand experienced to date attributable to Montana-Dakota sales to retail customers on that system was approximately 69,991 kW in July 2024. Montana-Dakota has a power supply contract with Black Hills Power, Inc. to purchase up to 49,000 kW of capacity annually through December 31, 2028. Wygen III also serves a portion of the needs of Montana-Dakota's Sheridan-area customers.

Approximately 38 percent of the electricity delivered to customers from Montana-Dakota's owned generation in 2024 was from renewable resources. Although Montana-Dakota's generation resource capacity has increased to serve the needs of its customers, the carbon dioxide emission intensity of its electric generation resource fleet has been reduced by approximately 38 percent since 2005 through the addition of renewable generation and with the retirement of aging coal-fired electric generating units, as further discussed below.

In February 2022, the Company ceased operations of Units 1 and 2 at Heskett Station near Mandan, North Dakota, and decommissioning was completed in December 2023. In May 2022 Montana-Dakota began construction of Heskett Unit 4, an 88-MW simple-cycle natural gas-fired combustion turbine peaking unit at the existing Heskett Station near Mandan, North Dakota. Heskett Unit 4 was in service and fully operational in July 2024.

The following table sets forth details applicable to the Company's electric generating stations:

Generating Station	Type	Fuel	Nameplate Rating (kW) at December 31, 2024	2024 ZRCs (a)	2024 Net Generation (kWh in thousands)
Interconnected System:					
North Dakota:					
Coyote (b)	Steam	Coal	103,647	99.7	557,051
Heskett	Combustion turbine	Natural gas	176,632	85.7	39,183
Glen Ullin	Renewable	Heat recovery	7,500	2.9	37,611
Cedar Hills	Renewable	Wind	19,500	5.2	55,714
Thunder Spirit	Renewable	Wind	155,500	36.7	523,155
South Dakota:					
Big Stone (b)	Steam	Coal	94,111	108.7	352,231
Montana:					
Lewis & Clark	Reciprocating internal combustion engine	Natural gas	18,700	14.4	3,276
Glendive	Combustion turbine	Natural gas / diesel	75,522	53.9	3,805
Miles City	Combustion turbine	Natural gas / diesel	23,150	16.2	440
Diamond Willow	Renewable	Wind	30,000	6.0	86,247
Portable Units (2)	Reciprocating internal combustion engine	Diesel	3,650	3.5	31
			707,912	432.9	1,658,744
Sheridan System:					
Wyoming:					
Wygen III (b)	Steam	Coal	28,000	N/A	167,682
			735,912	432.9	1,826,426

(a) Interconnected system only. MISO requires generators to obtain their seasonal capability through the GVTC. The GVTC is then converted to ZRCs by applying each generator's forced outage factor against its GVTC. Wind generator's ZRCs are calculated based on a wind capacity study performed annually by MISO. ZRCs are used to meet supply obligations within MISO.
(b) Reflects Montana-Dakota's ownership interest.

The owners of Coyote Station, including Montana-Dakota, have a contract with Coyote Creek for coal supply to the Coyote Station that expires December 2040. Montana-Dakota estimates the Coyote Station coal supply agreement to be approximately 1.5 million tons per contract year. For more information, see Item 8 - Note 21.

The owners of Big Stone Station, including Montana-Dakota, have a coal supply agreement with Navajo Transitional Energy Company, LLC to meet all of the Big Stone Station's fuel requirements through 2026. Montana-Dakota estimates the Big Stone Station coal supply agreement to be approximately 1.5 million tons per contract year.

12 MDU Resources Group, Inc. Form 10-K

Index Part I Montana-Dakota has a coal supply agreement with Wyodak Resources Development Corp., to supply the coal requirements of Wygen III at contracted pricing through June 1, 2060. Montana-Dakota estimates the maximum annual coal consumption of the facility to be approximately 585,000 tons. Montana-Dakota has power purchase agreements that run through 2045, including agreements entered into during the retirement of the Lewis and Clark Station and Heskett Units 1 and 2 and through the construction of Heskett Unit 4. Montana-Dakota expects that it has secured adequate capacity available through existing baseload generating stations, renewable generation, turbine peaking stations, demand reduction programs and firm contracts to meet the peak customer demand requirements of its customers. Based upon current MISO resource adequacy rules, Montana-Dakota expects that it has secured adequate capacity available through existing baseload generation, peaking stations, demand reduction programs and firm contracts to meet the peak customer demand. MISO's recently approved direct loss of load accreditation is showing the need of additional generating units by May of 2028. Future capacity needs are expected to be met by constructing new generation resources or acquiring additional capacity through power purchase contracts or the MISO capacity auction. Montana-Dakota has major interconnections with its neighboring utilities and considers these interconnections adequate for coordinated planning, emergency assistance, exchange of capacity and energy and power supply reliability. Montana-Dakota is subject to competition resulting from customer demands, technological advances and other factors in certain areas, from rural electric cooperatives, on-site generators, co-generators and municipally owned systems. In addition, competition in varying degrees exists between electricity and alternative forms of energy such as natural gas. Montana-Dakota is not dependent on any single customer or group of customers for sales of its products and services, where the loss of which would have a material adverse effect on its business. Regulatory Matters and Revenues Subject to Refund In North Dakota, Montana, South Dakota and Wyoming, there are various recurring regulatory mechanisms with annual true-ups that can impact Montana-Dakota's results of operations, which also reflect monthly increases or decreases in electric fuel and purchased power costs (including demand charges). Montana-Dakota is deferring those electric fuel and purchased power costs that are greater or less than amounts presently being recovered through its existing rate schedules. Examples of these recurring mechanisms include: monthly Fuel and Purchased Power Tracking Adjustments, a fuel adjustment clause, and an annual Electric Power Supply Cost Adjustment. Such mechanisms generally provide that these deferred fuel and purchased power costs are recoverable or refundable through rate adjustments which are filed annually. Montana-Dakota's results of operations reflect 95 percent of the increases or decreases from the base purchased power costs and also reflect 85 percent of the increases or decreases from the base coal price, which is also recovered through the Electric Power Supply Cost Adjustment in Wyoming. For more information on regulatory assets and liabilities, see Item 8 - Note 6. All of Montana-Dakota's wind resources pertaining to electric operations in North Dakota are included in a renewable resource cost adjustment rider. Montana-Dakota also has a transmission tracker in North Dakota to recover transmission costs associated with MISO and SPP, along with certain transmission investments not recovered through retail rates. The tracking mechanism has an annual true-up. In South Dakota, Montana-Dakota recovers the South Dakota decommissioning regulatory asset through an Infrastructure Rider tracking mechanism that is subject to an annual true-up. Montana-Dakota also has in place in South Dakota a transmission tracker to recover transmission costs associated with MISO and SPP, that allows transmission investments not recovered through retail rates. This tracking mechanism also has an annual true-up. In Montana, Montana-Dakota recovers in rates, through a tracking mechanism, its allocated share of Montana property-related taxes assessed to electric operations on an after-tax basis. For more information on regulatory matters, see Item 8 - Note 20. Environmental Matters Montana-Dakota's electric operations are subject to federal, state and local laws and regulations providing for air, water and solid waste pollution control; state facility-siting regulations; zoning and planning regulations of certain state and local authorities; federal and state health and safety regulations; and state hazard communication standards. The electric operations strive to be in compliance with these regulations. Montana-Dakota's electric generating facilities have Title V Operating Permits, under the federal Clean Air Act, issued by the states in which they operate. Each of these permits has a five-year life. Near the expiration of these permits, renewal applications are submitted. Permits continue in force beyond the expiration date, provided the application for renewal is submitted by the required date, usually six months prior to expiration. The WYDEQ determined all units at the Neil Simpson Complex, where Wygen III is situated, are to be included within a combined Title V Operating Permit which was submitted in June 2022. Wygen III is currently allowed to operate under the facility's construction permit until the Title V Operating Permit is issued. A permit issuance date is not specified at this time. The Title V Operating Permit renewal application for Big Stone Station was submitted timely in October 2021 to the South Dakota Department of Agriculture & Natural Resources with the permit issuance date not specified at this time. MDU Resources Group, Inc. Form 10-K 13

Index
Part I

State water discharge permits issued under the requirements of the federal Clean Water Act are maintained for power production facilities on the Missouri river. These permits also have five-year lives. Montana-Dakota renews these permits as necessary prior to expiration. Other permits held by these facilities may include an initial siting permit, which is typically a one-time, preconstruction permit issued by the state; state permits to dispose of combustion by-products; state authorizations to withdraw water for operations; and Army Corps permits to construct water intake structures. Montana-Dakota's Army Corps permits grant one-time permission to construct and do not require renewal. Other permit terms vary and the permits are renewed as necessary.

Montana-Dakota's electric operations are very small-quantity generators of hazardous waste and subject only to minimum regulation under the RCRA and when required notifies federal and state agencies of episodic generation events. Montana-Dakota routinely handles PCBs from its electric operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required.

Montana-Dakota incurred approximately $2.6 million of capital expenditures in 2024 related to the closure of coal ash management units at Lewis & Clark Station and Heskett Station and to maintain air emissions compliance at its co-owned electric generating facilities. Environmental related capital expenditures are estimated to be $1.2 million, $1.9 million and $1.0 million in 2025, 2026 and 2027, respectively, for compliance requirements for coal ash management units at Lewis & Clark, Heskett, Coyote and Big Stone Stations. Montana-Dakota will maintain air emissions compliance at its co-owned electric generating facilities and does not expect to incur any material capital expenditures in 2025, 2026 and 2027 for compliance with current environmental laws and regulations. Montana-Dakota's capital and operational expenditures could also be affected by future environmental requirements, such as existing and proposed emissions reduction plans from the EPA. For more information, see Item 1A - Risk Factors and Item 7 - MD&A - Business Section Financial and Operating Data.

Natural Gas Distribution

General The Company's natural gas distribution segment is operated through its wholly-owned subsidiaries, consisting of operations from Montana-Dakota, Cascade and Intermountain. These companies sell natural gas at retail, serving residential, commercial and industrial customers in 339 communities and adjacent rural areas across eight states. They also provide natural gas transportation services to certain customers on the Company's systems.

These services are provided through distribution and transmission systems aggregating approximately 21,800 miles and 540 miles, respectively. The natural gas distribution operations have obtained and hold, or are in the process of renewing, valid and existing franchises authorizing them to conduct their natural gas operations in all of the municipalities they serve where such franchises are required. These operations intend to seek renewal of all expiring franchises. At December 31, 2024, the natural gas distribution operations' net natural gas distribution plant investment was $2.6 billion and its rate base was $2.0 billion.


Natural gas utility areas
States of operations
WA
OR
ID
MT
WY
ND
SD
MN

The natural gas distribution operations are subject to regulation by the IPUC, MNPUC, MTPSC, NDPSC, OPUC, SDPUC, WUTC and WYPSC regarding retail rates, service, accounting and certain securities issuances.

The retail customers served and respective revenues by class for the natural gas distribution operations were as follows:

	2024		2023		2022	
	Customers Served	**Revenues**	Customers Served	Revenues	Customers Served	Revenues
			(Dollars in thousands)			
Residential	**950,094 $**	**651,810**	935,235 $	726,064	922,266 $	715,494
Commercial	**114,436**	**400,821**	112,966	441,199	111,478	450,932
Industrial	**1,063**	**42,687**	1,074	45,009	1,077	41,466
	1,065,593 $	**1,095,318**	1,049,275 $	1,212,272	1,034,821 $	1,207,892

Transportation and other revenues for the natural gas distribution operations were $105.8 million, $75.3 million and $65.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. In 2024, other revenue includes revenues from the sale of allocated emissions allowances.

14 MDU Resources Group, Inc. Form 10-K

Index

Part I

The percentage of the natural gas distribution operations' retail sales revenues by jurisdiction was as follows:

	2024	2023	2022
Washington	34 %	28 %	26 %
Idaho	29 %	33 %	28 %
North Dakota	12 %	12 %	16 %
Oregon	10 %	9 %	8 %
Montana	7 %	8 %	10 %
South Dakota	5 %	5 %	6 %
Minnesota	2 %	3 %	4 %
Wyoming	1 %	2 %	2 %

System Supply, System Demand and Competition The natural gas distribution operations serve retail natural gas markets, consisting principally of residential and commercial space and water heating users, in portions of Idaho, Minnesota, Montana, North Dakota, Oregon, South Dakota, Washington and Wyoming. These markets are highly seasonal and sales volumes depend largely on the weather, the effects of which are mitigated in certain jurisdictions by weather normalization mechanisms discussed later in Regulatory Matters. Additionally, the average customer consumption has tended to decline as more efficient appliances and furnaces are installed and as the Company has implemented conservation programs. In addition to the residential and commercial sales, the utilities transport natural gas for larger commercial and industrial customers who purchase their own supply of natural gas.

Competition resulting from customer demands, technological advances and other factors exists between natural gas and other fuels and forms of energy. The natural gas distribution operations have established various natural gas transportation service rates for their distribution businesses to retain interruptible commercial and industrial loads. These rates have enhanced the natural gas distribution operations' competitive posture with alternative fuels, although certain customers have bypassed the distribution systems by directly accessing transmission pipelines within close proximity. These bypasses do not have a material effect on results of operations.

The natural gas distribution operations and various distribution transportation customers obtain natural gas for their system requirements directly from producers, processors and marketers. The Company's purchased natural gas is supplied by a portfolio of contracts specifying market-based pricing and is transported under transportation agreements with WBI Energy Transmission, Northern Border Pipeline Company, Northwest Pipeline LLC, South Dakota Intrastate Pipeline, Northern Natural Gas, Gas Transmission Northwest LLC, Northwestern Energy, Viking Gas Transmission Company, Enbridge Westcoast Energy, Inc., Ruby Pipeline LLC, Foothills Pipe Lines Ltd., NOVA Gas Transmission Ltd, TC Energy Corporation, Northwest Natural, Black Hills Energy and TransCanada. The natural gas distribution operations have contracts for storage services to provide gas supply during the winter heating season and to meet peak day demand with various storage providers, including WBI Energy Transmission, Dominion Energy Questar Pipeline, LLC, Northwest Pipeline LLC and Northern Natural Gas. In addition, certain of the operations have entered into natural gas supply management agreements with various parties. Demand for natural gas, which is a widely traded commodity, has historically been sensitive to seasonal heating and industrial load requirements, as well as changes in market price. The Company believes supplies are adequate for the natural gas distribution operations to meet its system natural gas requirements for the next decade. This belief is based on current and projected domestic and regional supplies of natural gas and the pipeline transmission network currently available through its suppliers and pipeline service providers.

Regulatory Matters The natural gas distribution operations' retail natural gas rate schedules contain clauses permitting adjustments in rates based upon changes in natural gas commodity, transportation and storage costs. Current tariffs allow for recovery or refunds of under- or over-recovered gas costs through rate adjustments which are filed annually.

In North Dakota and South Dakota, Montana-Dakota's natural gas tariffs contain weather normalization mechanisms applicable to certain firm customers that adjust the distribution delivery charges to reflect weather fluctuations during the November 1 through May 1 billing periods.

In Montana, Montana-Dakota recovers in rates, through a tracking mechanism, its allocated share of Montana property-related taxes assessed to natural gas operations on an after-tax basis.

In Minnesota and Washington, Great Plains and Cascade recover qualifying capital investments related to the safety and integrity of the pipeline systems through cost recovery tracking mechanisms. Washington's cost recovery tracking mechanism sunsets on March 1, 2025, with the multi-year natural gas rate case discussed in Item 8 - Note 20.

In Oregon, Cascade has a decoupling mechanism in place approved by the OPUC until January 1, 2025, with a review which was to be completed by September 30, 2024. On December 23, 2024, a filing was made to extend the decoupling mechanism until January 1, 2030. Cascade also has an earnings sharing mechanism with respect to its Oregon jurisdictional operations as required by the OPUC.

MDU Resources Group, Inc. Form 10-K **15**

Index Part I On July 7, 2016, the WUTC approved a full decoupling mechanism where Cascade is allowed recovery of an average revenue per customer regardless of actual consumption. The mechanism also includes an earnings sharing component if Cascade earns in excess of its authorized return. On September 15, 2021, the WUTC extended the effectiveness of the decoupling mechanism until the earlier of the rate effective date resulting from Cascade's next full general rate case or August 31, 2025. Cascade filed its next general rate case on March 29, 2024. The multi-party rate case settlement agreement filed with the WUTC includes extension of the decoupling mechanism. In Idaho, Intermountain has the authority to facilitate access for RNG producers to the Company's distribution system for the purpose of moving RNG to the producer's end-use customers. For more information on regulatory matters, see Item 8 - Note 20. Environmental Matters The natural gas distribution operations are subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations. The natural gas distribution operations strive to be in compliance with these regulations. The Company's natural gas distribution operations are very small-quantity generators of hazardous waste, and subject only to minimum regulation under the RCRA. A Washington state rule defines Cascade as a small-quantity generator, but regulation under the rule is similar to RCRA. Certain locations of the natural gas distribution operations routinely handle PCBs from their natural gas operations in accordance with federal requirements. PCB storage areas are registered with the EPA as required. Capital and operational expenditures for natural gas distribution operations could be affected in a variety of ways by new GHG legislation or regulation. In particular, such legislation or regulation would likely increase capital expenditures for energy efficiency and conservation programs and operational and gas supply costs associated with GHG emissions compliance. Natural gas distribution operations expect to recover the operational and capital expenditures for GHG regulatory compliance in rates consistent with the recovery of other reasonable costs of complying with environmental laws and regulations. For more information, see Item 7 - MD&A - Business Section Financial and Operating Data. The natural gas distribution operations incurred $13.2 million of capital expenditures in 2024 to construct infrastructure supporting multiple RNG facilities, including the development and construction of a RNG facility at the Deschutes County Landfill near Bend, Oregon, and the implementation of an advanced mobile natural gas leak detection system, related to compliance with current environmental laws and regulations. Cascade and Montana-Dakota expect to incur environmental related capital expenditures of $13.1 million, $21.6 million and $15.9 million, in 2025, 2026 and 2027, respectively. The capital expenditures are to continue construction of infrastructure supporting multiple RNG production facilities, implement a thermal energy network pilot project, implement an additional advanced mobile natural gas leak detection system, and investigate a historic manufactured gas plant site. Except as to what may be ultimately determined with regard to the issues described in the following paragraph and the items noted, the natural gas distribution operations do not expect to incur any material capital expenditures related to compliance with current environmental laws and regulations through 2027. Montana-Dakota has ties to six historic manufactured gas plants as a successor corporation or through direct ownership of the plant. Montana-Dakota is investigating possible soil and groundwater impacts due to the operation of two of these former manufactured gas plant sites. To the extent not covered by insurance, Montana-Dakota may seek recovery in its natural gas rates charged to customers for certain investigation and remediation costs incurred for these sites. Cascade has ties to eight historic manufactured gas plants as a successor corporation or through direct ownership of the plant. Cascade is involved in the investigation and remediation of one of these manufactured gas plants in Washington. To the extent not covered by insurance, Cascade will seek recovery of investigation and remediation costs through its natural gas rates charged to customers. See Item 8 - Note 21 for further discussion of certain manufactured gas plant sites. 16 MDU Resources Group, Inc. Form 10-K

Index Part I Pipeline General WBI Energy owns and operates WBI Energy Transmission, a FERC regulated pipeline, which consists of over 3,800 miles of natural gas transmission and storage lines and comprised approximately 94 percent of the segment's revenue in 2024. WBI Energy also owns and operates a non-regulated energy-related service business, specializing in cathodic protection, which comprised the additional 6 percent of the segment's revenue. WBI Energy Transmission's underground storage fields provide natural gas storage services to local distribution companies, industrial customers, natural gas marketers and others, and serve to enhance system reliability. Its system is strategically located near four natural gas producing basins, making natural gas supplies available to its transportation and storage customers. The system has 14 interconnecting points with other pipeline facilities allowing for the receipt and/or delivery of natural gas to and from other regions of the country and from Canada. Under the Natural Gas Act, as amended, WBI Energy Transmission is subject to the jurisdiction of the FERC regarding certificate, rate, service and accounting matters, and at December 31, 2024, its net plant investment was $984.2 million. A majority of the pipeline business is transacted in the Rocky Mountain and northern Great Plains regions of the United States. System Supply, System Demand and Competition Natural gas supplies emanate from traditional and nontraditional production activities in the region from both on-system and off-system supply sources. Incremental supply from nontraditional sources, such as the Bakken area in Montana and North Dakota, have helped offset declines in traditional regional supply sources and supports WBI Energy Transmission's transportation and storage services. In addition, off-system supply sources are available through the Company's interconnections with other pipeline systems. WBI Energy Transmission continues to look for opportunities, such as the identified growth projects discussed in Item 7 - MD&A - Pipeline Outlook, to increase transportation and storage services through system expansion and/or other pipeline interconnections or enhancements that could provide future benefits. WBI Energy Transmission's underground natural gas storage facilities have a certificated storage capacity of approximately 350 Bcf, including 193 Bcf of working gas capacity, 83 Bcf of cushion gas and 74 Bcf of native gas. These storage facilities enable customers to purchase natural gas throughout the year and meet winter peak requirements. WBI Energy Transmission competes with several pipelines for its customers' transportation business and at times may discount rates in an effort to retain market share; however, the strategic location of its system near four natural gas producing basins and the availability of underground storage services, along with interconnections with other pipelines, enhances its competitive position. Although certain of WBI Energy Transmission's firm customers, including its largest firm customer Montana-Dakota, serve relatively secure residential, commercial and industrial end-users, they generally all have some price-sensitive end-users that could switch to alternate fuels. WBI Energy Transmission transports substantially all of Montana-Dakota's natural gas, primarily utilizing firm transportation agreements, which for 2024 represented 19 percent of WBI Energy Transmission's subscribed firm transportation contract demand. The majority of the firm transportation agreements with Montana-Dakota expire in June 2027. In addition, Montana-Dakota has a contract, expiring in July 2035, with WBI Energy Transmission to provide firm storage services to facilitate meeting Montana-Dakota's winter peak requirements. The non-regulated business of this segment competes for existing customers in the areas in which it operates. Its focus on customer service and the variety of services it offers serve to enhance its competitive position. WBI Energy is not dependent on any single customer or group of customers for sales of its products and services, where the loss of which would have a material adverse effect on its business. WBI Energy had one third-party customer that accounted for approximately 16 percent of its 2024 revenue. Environmental Matters The pipeline operations are subject to federal, state and local environmental, facility-siting, zoning and planning laws and regulations. Administration of certain provisions of federal environmental laws is delegated to the states where WBI Energy and its subsidiaries operate. Administering agencies may issue permits with varying terms and operational compliance conditions. Permits are renewed and modified, as necessary, based on defined permit expiration dates, operational demand, facility upgrades or modifications, and/or regulatory changes. The pipeline operations strive to be in compliance with these regulations. MDU Resources Group, Inc. Form 10-K 17

Index Part I Detailed environmental assessments and/or environmental impact statements as required by the National Environmental Policy Act are included in the FERC's environmental review process for both the construction and abandonment of WBI Energy Transmission's natural gas transmission pipelines, compressor stations and storage facilities. In 2024, the EPA published several final rules related to GHG emissions from the oil and natural gas industry. These rules update, strengthen and expand standards to reduce GHG emissions and other air pollutants from new and existing oil and gas facilities, revise the GHG reporting rules to improve the monitoring, measurement, calculation and reporting of GHG data, and incorporate the Waste Emissions Charge provisions from the IRA. The Company continues to monitor and assess these rulemakings and the potential impacts they may have on its business processes, current and future projects, results of operations and disclosures. The pipeline operations did not incur any material capital expenditures related to compliance with current environmental laws and regulations in 2024 and have no planned capital expenditures to meet compliance requirements of environmental laws and regulations in 2025. Capital expenditures to meet requirements of the EPA rules, as previously discussed, are included in the capital expenditures for 2026 and 2027 with estimated expenditures of $4.0 million each year. For more information on the capital expenditures for this segment, see Item 7 - MD&A - Capital Expenditures. Discontinued Operations General Discontinued operations includes the historical operations of Knife River and Everus, as well as associated strategic initiative costs and interest on certain third party debt facilities repaid in connection with the Knife River and Everus separations. The Company completed the separations of Knife River and Everus on May 31, 2023 and October 31, 2024, respectively. Discontinued operations also includes the supporting activities of Fidelity other than certain general and administrative costs and interest expense. For more information on discontinued operations, see Item 8 - Note 3. Item 1A. Risk Factors The Company's business and financial results are subject to a number of risks and uncertainties, including those set forth below and in other documents filed with the SEC. The factors and other matters discussed herein are important factors that could cause actual results or outcomes for the Company to differ materially from those discussed in the forward-looking statements included elsewhere in this document. If any of the risks described below actually occur, the Company's business, prospects, financial condition or financial results could be materially harmed. The following are the most material risk factors applicable to the Company and are not necessarily listed in order of importance or probability of occurrence. Economic Risks The Company is subject to government regulations that may have a negative impact on its business and its results of operations and cash flows. Statutory and regulatory requirements also may limit another party's ability to acquire the Company or impose conditions on an acquisition of or by the Company. The Company's businesses are subject to comprehensive regulation by federal, state and local regulatory agencies with respect to, among other things, allowed rates of return and recovery of investments and costs; financing; rate structures; customer service; health care coverage and costs; taxes; franchises; recovery of fuel, purchased power and purchased natural gas costs; and construction and siting of generation and transmission facilities. These governmental regulations significantly influence the Company's operating environment and may affect its ability to recover costs from its customers. The Company is unable to predict the impact on operating results from future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on the Company's results of operations and cash flows. There can be no assurance that applicable regulatory commissions will determine that the Company's costs have been prudent, which could result in the disallowance of costs in setting rates for customers. Also, the regulatory process of approving rates for these businesses may not allow for timely and full recovery of the costs of providing services or a return on the Company's invested capital. Changes in regulatory requirements or operating conditions may require early retirement of certain assets. While regulation typically provides rate recovery for these retirements, there is no assurance regulators will allow full recovery of all remaining costs, which could leave stranded asset costs. Rising fuel costs could increase the risk that the utility businesses will not be able to fully recover those fuel costs from customers. Approval from federal and state regulatory agencies would be needed for acquisition of the Company, as well as for certain acquisitions by the Company. The approval process could be lengthy and the outcome uncertain, which may deter potential acquirers from approaching the Company or impact the Company's ability to pursue acquisitions. Economic volatility affects the Company's operations, as well as the demand for its products and services. Economic conditions and population growth affect the electric and natural gas distribution businesses' growth in service territory, customer base and usage demand. Economic volatility in the markets served, along with economic conditions such as increased unemployment which could impact the ability of the Company's customers to make payments, could adversely affect the Company's results of operations, cash flows and asset values. Further, any material decreases in customers' energy demand, for economic or other reasons, could have an adverse impact on the Company's earnings and results of operations. 18 MDU Resources Group, Inc. Form 10-K

Index Part I The Company's operations involve risks that may result from catastrophic events. The Company's operations include a variety of inherent hazards and operating risks, such as product leaks; explosions; mechanical failures; vandalism; fires; wildfires; pandemics; social or civil unrest; protests and riots; natural disasters; cyberattacks; acts of terrorism; and acts of war. These hazards and operating risks may occur in the future, which could result in loss of human life; personal injury; property damage; environmental impacts; impairment of operations; and substantial financial losses. The Company maintains insurance against some, but not all, of these risks and losses. A significant incident could also increase regulatory scrutiny and result in penalties and higher amounts of capital expenditures and operational costs. Losses not fully covered by insurance could have an adverse effect on the Company’s financial position, results of operations and cash flows. A disruption of the regional electric transmission grid, local distribution infrastructure or interstate natural gas infrastructure could negatively impact the Company's business and reputation. There have been cyber and physical attacks within the energy industry on energy infrastructure, such as substations, and such attacks may occur in the future. Because the Company's electric and natural gas utility and pipeline systems are part of larger interconnecting systems, any attacks on the interconnected systems or the Company's infrastructure causing a disruption could result in a significant decrease in revenues and an increase in system repair costs negatively impacting the Company's financial position, results of operations and cash flows. The Company’s insurance policies have limits and exclusions that may not fully mitigate losses, and an increase in cost, or the unavailability or cancellation of third- party insurance coverages, would increase the Company’s overall risk exposure. The Company maintains insurance coverages from third party insurers as part of its overall risk management strategy and most of its customer contracts require the Company to maintain specific insurance coverage limits. The Company maintains insurance policies with respect to workers’ compensation, auto liability, general liability, excess liability, contractors pollution liability, legal liability, professional liability, directors and officers liability, employment practices liability, cyber policy, terrorism, property and other types of coverages, but these policies are subject to deductibles and the Company is self-insured up to the amount of those deductibles. Insurance losses are accrued based upon the Company's estimates of the ultimate liability for claims reported and an estimate of claims incurred but not yet reported. Insurance liabilities are difficult to assess and estimate due to unknown factors, including the frequency and severity of injuries, the magnitude of damage to or loss of property or the environment, the determination of the Company's liability in proportion to other parties, estimates of incidents not reported and the effectiveness of the Company's safety programs, and as a result, the Company's actual losses may exceed its estimates. There can be no assurance that the Company's current or past insurance coverages will be sufficient or effective under all circumstances or against all claims and liabilities, including claims resulting from wildfires or other natural disasters, to which the Company may be subject. The Company generally renews its insurance policies on an annual basis; therefore, deductibles and levels of insurance coverages may change in future periods. There can be no assurance that any of the Company's existing insurance coverages will be renewed upon the expiration of the coverage period or that future coverage will be available at reasonable and competitive rates or at the required limits. The cost of the Company's insurance has significantly increased over time and may continue to increase in the future. In addition, insurers may fail, cancel the Company's coverage, increase the cost of coverage, determine to exclude certain items from coverage, or otherwise be unable to provide the Company with adequate insurance coverage. The Company may not be able to obtain certain types of insurance or incremental levels of insurance in scope or amount sufficient to cover liabilities it may incur. For example, due to the increase in wildfire losses and related insurance claims, insurers have reduced coverage availability and increased the cost of insurance coverage for such events in recent years, and the Company's current levels of coverage may not be sufficient to cover potential losses. If the Company's risk exposure increases as a result of adverse changes in its insurance coverage, the Company could be subject to increased liabilities that could negatively affect its business, financial condition, results of operations and cash flows. In addition, the Company performs work in hazardous environments and its employees are exposed to a number of hazards. Incidents can occur, regardless of fault, that may be catastrophic and adversely impact the Company's employees and third parties by causing serious personal injury, loss of life, damage to property or the environment, and interruption of operations. In locations or environments where claims have become more frequent or severe in recent years, insurance may become difficult or impossible to obtain. The Company's contracts may require it to indemnify its customers, project owners and other parties for injury, damage or loss arising out of the Company's presence at its customers’ location, or in the performance of the Company's work, in both cases regardless of fault, and provide for warranties of materials and workmanship. The Company also may be required to name the customer and others as an additional insured party under its insurance policies. The Company maintains limited insurance coverage against these and other risks associated with its business. This insurance may not protect the Company against liability for certain events, and the Company cannot guarantee that its insurance will be adequate in risk coverage or policy limits to cover all losses or liabilities that it may incur. Any future damages caused by the Company's services that are not covered by insurance or are in excess of policy limits could negatively affect its business, financial condition, results of operations and cash flows. MDU Resources Group, Inc. Form 10-K 19

Index Part I The Company is subject to capital market, debt and interest rate risks. The Company's operations require significant capital investment. Consequently, the Company relies on financing sources and capital markets as sources of liquidity for capital requirements not satisfied by cash flows from operations. If the Company is not able to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions the Company would otherwise rely on for future growth may be adversely affected. Market disruptions may increase the cost of borrowing or adversely affect the Company's ability to access one or more financial markets. Such disruptions could include items such as a significant economic downturn, the financial distress of unrelated industry leaders in the same line of business, the deterioration of capital market conditions, turmoil in the financial services industry, volatility in commodity prices, increased trade tariffs and trade disputes with other countries, supply chain weaknesses, pandemics, natural disasters, war, terrorist attacks and cyberattacks. The Company’s inability to generate sufficient cash flow to satisfy or refinance its debt obligations could adversely affect its business, financial condition, results of operations, and other corporate requirements. This could require the Company to direct a substantial portion of its future cash flow toward payments on its indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, and other corporate requirements, thereby limiting its ability to respond to business opportunities. If the Company does not comply with its financial covenants and does not obtain a waiver or amendment from its lenders, the lenders may elect to cause any amounts then owed to become immediately due and payable, not fund any new borrowing, or they may decline to renew the Company’s credit facility. In that event, the Company would seek to establish a replacement credit facility with one or more other lenders, including lenders with which it has an existing relationship, potentially on less desirable terms. There can be no guarantee that replacement financing would be available at commercially reasonable terms, if at all. Higher interest rates on borrowings have impacted and could further impact the Company's future operating results. The issuance of a substantial amount of the Company's common stock, whether issued in connection with an acquisition or otherwise, would have a dilutive effect on stockholders, and such an issuance, or perception that such an issuance may occur, could adversely affect the market price of the Company's common stock. The Company's stock price may be volatile and the value of its common stock may decline. The market price of the Company’s common stock may be volatile and may fluctuate or decline as a result of a variety of factors, some of which are beyond its control, including without limitation actual or anticipated fluctuations in its financial condition or results of operations; variance in its financial performance from the expectations of securities analysts which may result in securities analysts issuing unfavorable research about the Company; changes in the Company’s projected operating and financial results; significant data breaches; material litigation; future sales of the Company’s common stock by the Company or its stockholders, or the perception that such sales may occur; changes in senior management or key personnel; the trading volume of the Company’s common stock; changes in the anticipated future size and growth rate of its service territories; and general macroeconomic, geopolitical, and market conditions beyond the Company’s control. Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, such as recessions, or interest rate changes, may also negatively affect the market price of the Company’s common stock. In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. The Company may be the target of this type of litigation in the future, which could result in substantial expenses and divert management’s attention. Significant changes in prices for commodities, labor or other production and delivery inputs and other environmental compliance costs could negatively affect the Company's businesses. The Company's operations are exposed to fluctuations in prices for labor, petroleum products, raw materials and services. Prices are generally subject to change in response to fluctuations in supply and demand and other general economic and market conditions beyond the Company's control. Fluctuations in oil and natural gas production, supplies and prices; fluctuations in commodity price basis differentials; political and economic conditions in oil-producing countries; actions of the Organization of Petroleum Exporting Countries; demand for oil due to economic conditions; war and other external factors impact the development of oil and natural gas supplies and the expansion and operation of natural gas pipeline systems. The Company has benefited from associated natural gas production in the Bakken, which has provided opportunities for organic growth projects. Depressed oil and natural gas prices; however, place pressure on the ability of oil exploration and production companies to meet credit requirements and can be a challenge if prices remain depressed long-term. Prolonged depressed prices for oil and natural gas could negatively affect the growth, results of operations, cash flows and asset values of the Company's electric, natural gas and pipeline businesses. If oil and natural gas prices increase significantly, which has occurred and may reoccur, customer demand could decline for utility and pipeline services, which could impact the Company's results of operations and cash flows. While the Company has fuel clause recovery mechanisms for its utility operations in all of the states where it operates, higher utility fuel costs could also significantly impact results of operations if such costs are not recovered. Delays in the collection of utility fuel cost recoveries, as compared to expenditures for fuel purchases, could also negatively impact the Company's cash flows. Increased labor costs, due to labor shortages, competition from other industries, or other factors, could negatively affect the Company's results of operations. 20 MDU Resources Group, Inc. Form 10-K

Index Part I In 2024, 2023 and 2022, the Company experienced elevated commodity and supply chain costs including the costs of labor, raw materials, energy-related products and other inputs used in the production and distribution of its products and services. If environmental compliance costs increase significantly, customer demand could decline for the natural gas distribution segment, which could impact the Company’s results of operations and cash flows. While the Company has environmental compliance recovery mechanisms, higher costs could also significantly impact results of operations if such costs are not recovered. Delays in the collection of environmental compliance costs, as compared to expenditures for environmental compliance costs, could also negatively impact the Company’s cash flows. The Company's operations could be negatively impacted by import tariffs and/or other government mandates. The Company operates in or provides services to capital intensive industries in which federal trade policies could significantly impact the availability and cost of materials. Imposed and proposed tariffs could significantly increase the prices and delivery lead times on raw materials and finished products that are critical to the Company and its customers. Prolonged lead times on the delivery of raw materials and further tariff increases on raw materials and finished products could adversely affect the Company's business, financial condition and results of operations. Reductions in the Company's credit ratings could increase financing costs. There is no assurance the Company's current credit ratings, or those of its subsidiaries, will remain in effect or that a rating will not be lowered or withdrawn by a rating agency. Events affecting the Company's financial results may impact its cash flows and credit metrics, potentially resulting in a change in the Company's credit ratings. The Company's credit ratings may also change as a result of the differing methodologies or changes in the methodologies used by the rating agencies. Increasing costs associated with health care plans and changes in employment laws or regulations may adversely affect the Company's results of operations. The Company's self-insured costs of health care benefits for eligible employees continues to increase. Increasing quantities of large individual health care claims and an overall increase in total health care claims could have an adverse impact on operating results, financial position and liquidity. Complying with any new legislation and regulation at both the federal and state level related to health care, unemployment tax rates and workers' compensation rates, among others, could adversely affect the Company's results of operations as well change the Company's benefit program and costs. The Company is exposed to risk of loss resulting from the nonpayment and/or nonperformance by the Company's customers and counterparties. If the Company's customers or counterparties experience financial difficulties, which has occurred and may reoccur in the future, the Company could experience difficulty in collecting receivables. Nonpayment and/or nonperformance by the Company's customers and counterparties, particularly customers and counterparties of the Company’s pipeline business, could have a negative impact on the Company's results of operations and cash flows. The Company could also have indirect credit risk from participating in energy markets such as MISO in which credit losses are socialized to all participants. Changes in tax law and other regulations may negatively affect the Company's business. Changes to federal, state and local tax laws have the ability to benefit or adversely affect the Company's earnings and customer costs. Significant changes to corporate tax rates could result in the impairment of deferred tax assets that are established based on existing law at the time of deferral. The U.S. administration has introduced uncertainty regarding the continuation of the IRA and a potential shift in federal energy policies regarding clean energy projects. Changes in regulations that impact the value of various tax credits, including production tax credits could change the economics of resources and the resource selection could impact current and/or future projects for the electric generation business and the development of other renewable energy projects, such as RNG. Such actions could adversely affect the Company's ability to secure tax credits and other incentives that support the development of renewable energy projects. Regulation incorporates changes in tax law into the rate-setting process, which could create timing delays before the impact of changes are realized. Financial market changes could impact the Company’s pension and postretirement benefit plans and obligations. The Company has pension and postretirement defined benefit plans for some of its current and former employees. Assumptions regarding future costs, returns on investments, interest rates and other actuarial assumptions have a significant impact on the funding requirements and expense recorded relating to these plans. Adverse changes in economic indicators, such as consumer spending, inflation data, interest rate changes, political developments and threats of terrorism, among other things, can create volatility in the financial markets. These changes could impact the assumptions and negatively affect the value of assets held in the Company's pension and other postretirement benefit plans and may increase the amount and accelerate the timing of required funding contributions for those plans. MDU Resources Group, Inc. Form 10-K 21

Index Part I Operational Risks Significant portions of the Company’s natural gas pipelines and power generation and transmission facilities are aging. The aging infrastructure may require significant additional maintenance or replacement that could adversely affect the Company’s results of operations. Certain risks increase as the Company's energy delivery infrastructure ages, including breakdown or failure of equipment, pipeline leaks and fires developing from power lines, all of which have occurred and may reoccur in the future resulting in material costs. Aging infrastructure is more prone to failure, which increases maintenance costs, unplanned outages and the need to replace facilities. Even if properly maintained, reliability may ultimately deteriorate and negatively affect the Company’s ability to serve its customers, which could result in increased costs associated with regulatory oversight. The costs associated with compliance with PHMSA rules related to pipeline integrity and other similar programs, maintaining the aging infrastructure and capital expenditures for new or replacement infrastructure could cause rate volatility and/or regulatory lag in some jurisdictions. If, at the end of its life, the investment costs of a facility have not been fully recovered, the Company may be adversely affected if commissions do not allow such costs to be recovered in rates. Such impacts of aging infrastructure could adversely affect the Company’s results of operations and cash flows. Additionally, hazards from aging infrastructure could result in serious injury, loss of human life, significant damage to property, environmental impacts and impairment of operations, which in turn could lead to substantial financial losses. The location of facilities near populated areas, including residential areas, business centers, industrial sites and other public gathering places, could increase the damages resulting from these risks. A major incident involving another natural gas system could lead to additional capital expenditures, increased regulation, and fines and penalties on natural gas utilities and pipelines. The occurrence of any of these events could adversely affect the Company’s results of operations, financial position and cash flows. The Company's utility and pipeline operations are subject to planning risks. Most electric and natural gas utility investments, including natural gas transmission pipeline investments, are made with the intent of being used for decades. In particular, electric transmission and generation resources are planned well in advance of when they are placed into service based upon resource plans using assumptions over the planning horizon, including sales growth, commodity prices, equipment and construction costs, regulatory treatment, available technology and public policy. Public policy changes and technology advancements related to areas, such as energy efficient appliances and buildings, renewable and distributive electric generation and storage, carbon dioxide emissions, electric vehicle penetration, restrictions on or disallowance of new or existing services, and natural gas availability and cost may significantly impact the planning assumptions. Changes in critical planning assumptions may result in excess generation, transmission and distribution resources creating increased per customer costs and downward pressure on load growth. These changes could also result in a stranded investment if the Company is unable to fully recover the costs of its investments. The Company's inability to implement its long-term strategic plan may adversely affect future results. The Company’s ability to successfully implement and execute its long-term strategic plan is dependent on many factors. The Company’s strategies may require significant capital investment and management attention. If the Company cannot successfully execute its strategic growth initiatives or if the long-term plan does not adequately address the challenges or opportunities the Company faces, its financial condition and results of operations may be adversely affected. Additionally, failure to meet stockholder expectations, particularly with respect to financials, cost-cutting programs, operating margins, and earnings per share, could result in volatility in the market value of the Company’s stock. The regulatory approval, permitting, construction, startup and/or operation of pipelines, power generation and transmission facilities may involve unanticipated events, delays and unrecoverable costs. The construction, startup and operation of natural gas pipelines and electric power generation and transmission facilities involve many risks, which may include delays; breakdown or failure of equipment; inability to obtain required governmental permits and approvals; inability to obtain or renew easements; public opposition; inability to complete financing; inability to negotiate acceptable equipment acquisition, construction, fuel supply, off-take, transmission, transportation or other material agreements; contractor performance failures; changes in markets and market prices for power; cost increases and overruns; the risk of performance below expected levels of output or efficiency; and the inability to obtain full cost recovery in regulated rates. Such unanticipated events could negatively impact the Company's business, its results of operations and cash flows. Operating or other costs required to comply with current or potential pipeline safety regulations and potential new regulations under various agencies could be significant. The regulations require verification of pipeline infrastructure records by pipeline owners and operators to confirm the maximum allowable operating pressure of certain lines. Increased emphasis on pipeline safety and increased regulatory scrutiny may result in penalties and higher costs of operations. If these costs are not fully recoverable from customers, they could have an adverse effect on the Company’s results of operations and cash flows. Supply chain disruptions may adversely affect Company operations. The Company relies on third-party vendors and manufacturers to supply many of the materials necessary for its operations. Global logistic disruptions have impacted the flow of materials and restricted global trade flows. Manufacturers are competing for a limited supply of key commodities and logistical capacity which has impacted lead times, pricing, supply and demand. Disruptions or delays in receiving materials; price increases from suppliers or manufacturers; or inability to source needed materials, which have occurred and could reoccur, could adversely affect the Company’s capital expenditure programs, results of operations, financial condition and cash flows. 22 MDU Resources Group, Inc. Form 10-K

Index Part I Joint ownership of coal-fired generation facilities could impact the Company’s ability to manage changing regulations and economic conditions. The Company has an ownership interest in three coal-fired electric generating facilities jointly with other co-owners who have varying ownership interests in the facilities. The Company’s ability to make determinations on changing environmental regulations and economic conditions may be impacted by its rights and obligations under the co-ownership agreements and related agreements. Such a determination could impact the Company’s ability to effectively manage these changing conditions to meet its strategic objectives and could adversely impact its financial condition, results of operations and liquidity. Environmental and Regulatory Risks The Company's operations could be adversely impacted by severe weather. Severe weather events, such as tornadoes, fires, rain, drought, ice and snowstorms, and high and low temperature extremes, occur in regions in which the Company operates and maintains infrastructure. Climate change could change the frequency and severity of these weather events, which may create physical and financial risks to the Company. Such risks could have an adverse effect on the Company's financial condition, results of operations and cash flows. Severe weather events may damage or disrupt the Company's electric and natural gas transmission and distribution facilities, which could result in disruption of service and ability to meet customer demand and increase maintenance or capital costs to repair facilities and restore customer service. The cost of providing service could increase if the frequency of severe weather events increases because of climate change or otherwise. The Company may not recover all costs related to mitigating these physical risks. Utility customers’ energy needs vary with weather conditions, primarily temperature and humidity. For residential customers, heating and cooling represent the largest energy use. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease. Increased energy use by its utility customers due to weather may require the Company to invest in additional generating assets, transmission and other infrastructure to serve increased load. Decreased energy use due to weather may result in decreased revenues. Extreme weather conditions, such as uncommonly long periods of high or low ambient temperature in general require more system backup, adding to costs, and can contribute to increased system stress, including service interruptions. Weather conditions outside of the Company's service territory could also have an impact on revenues. The Company buys and sells electricity that might be generated outside its service territory, depending upon system needs and market opportunities. Extreme temperatures may create high energy demand and raise electricity prices, which could increase the cost of energy provided to customers. Climate change may impact a region’s economic health, which could impact revenues at all of the Company's businesses. The Company's financial performance is tied to the health of the regional economies served. The Company provides natural gas and electric utility service for some states and communities that are economically affected by the agriculture industry. Increases in severe weather events or significant changes in temperature and precipitation patterns could adversely affect the agriculture industry and, correspondingly, the economies of the states and communities affected by that industry. The insurance industry may be adversely affected by severe weather events, which may impact availability of insurance coverage, insurance premiums and insurance policy terms. The Company may be subject to litigation related to climate change. Costs of such litigation could be significant, and an adverse outcome could require substantial capital expenditures, changes in operations and possible payment of penalties or damages, which could affect the Company's results of operations and cash flows if the costs are not recoverable in rates. The price of energy also has an impact on the economic health of communities. The cost of additional regulatory requirements related to climate change, such as regulation of carbon dioxide emissions under the federal Clean Air Act, requirements to replace fossil fuels with renewable energy or credits, or other environmental regulation or taxes, could impact the availability of goods and the prices charged by suppliers, which would normally be borne by consumers through higher prices for energy and purchased goods, and could adversely impact economic conditions of areas served by the Company. To the extent financial markets view climate change and emissions of GHGs as a financial risk, this could negatively affect the Company's ability to access capital markets or result in less competitive terms and conditions. MDU Resources Group, Inc. Form 10-K 23

Index Part I The Company's operations are subject to environmental laws and regulations that may increase costs of operations, impact or limit business plans, or expose the Company to environmental liabilities. The Company is subject to environmental laws and regulations affecting many aspects of its operations, including air and water quality, wastewater discharge, the generation, transmission and disposal of solid waste and hazardous substances, and other environmental considerations. These laws and regulations can increase capital, operating and other costs; cause delays as a result of litigation and administrative proceedings; and create compliance, remediation, containment, monitoring and reporting obligations. Environmental laws and regulations can also require the Company to install pollution control equipment at its facilities, clean up spills and other contamination and correct environmental hazards, including payment of all or part of the cost to remediate sites where the Company's past activities, or the activities of other parties, caused environmental contamination. These laws and regulations generally require the Company to obtain and comply with a variety of environmental licenses, permits, inspections and other approvals and may cause the Company to shut down existing facilities due to difficulties in assuring compliance or where the cost of compliance makes operation of the facilities uneconomical. Although the Company strives to comply with all applicable environmental laws and regulations, public and private entities and private individuals may interpret the Company's legal or regulatory requirements differently and seek injunctive relief or other remedies against the Company. The Company cannot predict the outcome, financial or operational, of any such litigation or administrative proceedings. Existing environmental laws and regulations may be revised and new laws and regulations seeking to protect the environment have been adopted such as the Climate Commitment Act in Washington and the Climate Protection Program Rule in Oregon, requiring natural gas distribution companies to reduce overall GHG emissions, and the EPA's Coal Combustion Residuals Rule, potentially requiring additional management and remediation of electric generation coal ash facilities, and other future rules may be adopted or become applicable to the Company. These laws and other regulations could require the Company to limit the use or output of certain facilities; restrict the use of certain fuels; prohibit or restrict new or existing services; replace certain fuels with renewable fuels; retire and replace certain facilities; install pollution controls; remediate environmental impacts; remove or reduce environmental hazards; or forego or limit the development of resources. Revised or new laws and regulations that increase compliance and disclosure costs and/or restrict operations, particularly if costs are not fully recoverable from customers, could adversely affect the Company's results of operations and cash flows. Stakeholder actions and increased regulatory activity related to ESG matters, particularly climate change and reducing GHG emissions, could adversely impact the Company's operations, costs of or access to capital and impact or limit business plans. The Company has faced and may continue to face stakeholder scrutiny related to ESG matters. Certain stakeholders of the Company, such as investors, customers, employees and lenders, have increased their scrutiny of the impacts and social cost associated with ESG matters, including climate change. Concern that GHG emissions contribute to global climate change has led to international, federal, state and local legislative and regulatory proposals to reduce or mitigate the effects of GHG emissions. The Company may experience significant future costs associated with compliance of such legislative actions. The Company’s primary GHG emission is carbon dioxide from fossil fuels combustion at Montana-Dakota's electric generating facilities, particularly its jointly owned coal-fired facilities. Treaties, legislation or regulations to reduce GHG emissions in response to climate change may be adopted and can affect the Company's operations by requiring additional energy conservation efforts or renewable energy sources, limiting emissions, imposing carbon taxes or other compliance costs; as well as other mandates that could significantly increase capital expenditures and operating costs or reduce demand for the Company's services. If the Company’s utility and pipeline operations do not receive timely and full recovery of GHG emission compliance costs from customers, then such costs could adversely impact the results of operations and cash flows. Significant reductions in demand for the Company's services as a result of increased costs or emissions limitations could also adversely impact the results of operations and cash flows. Due to the uncertain availability of technologies to control GHG emissions and the unknown obligations that potential GHG emission legislation or regulations may create, the Company cannot determine the potential financial impact on its operations. In addition, any increased focus on climate change and stricter regulatory requirements may result in the Company facing adverse reputational risks associated with certain of its operations producing GHG emissions. There have also been efforts to discourage the investment community from investing in equity and debt securities of companies engaged in fossil fuel related business and pressuring lenders to limit funding to such companies. Additionally, some insurance carriers have indicated an unwillingness to insure assets and operations related to certain fossil fuels. If the Company is unable to satisfy the climate-related expectations of certain stakeholders, the Company may suffer reputational harm, which may cause its stock price to decrease or difficulty in accessing the capital or insurance markets. Such efforts, if successfully directed at the Company, could increase the costs of or access to capital or insurance and interfere with business operations and ability to make capital expenditures. Other Risks The Company's businesses are seasonal and subject to weather conditions that could adversely affect the Company's operations, revenues and cash flows. The Company's results of operations could be affected by changes in the weather. Weather conditions influence the demand for electricity and natural gas and affect the price of energy commodities. Utility operations have historically generated lower revenues when weather conditions are cooler than normal in the summer and warmer than normal in the winter, particularly in jurisdictions that do not have weather normalization mechanisms in place. Where weather normalization mechanisms are in place, there is no assurance the Company will continue to receive such regulatory protection from adverse weather in future rates. 24 MDU Resources Group, Inc. Form 10-K

Index Part I Adverse weather conditions, which have occurred and may reoccur, such as heavy or sustained rainfall or snowfall, droughts, storms, wind and colder weather may affect ongoing operation and maintenance and construction activities for the electric and natural gas transmission and distribution businesses. In addition, severe weather can be destructive, causing outages and property damage, which could require additional remediation costs. As a result, unusual or adverse weather conditions could negatively affect the Company's results of operations, financial position and cash flows. Competition exists in all of the Company's businesses. The Company's businesses are subject to competition. The electric utility and natural gas businesses also experience competitive pressures as a result of consumer demands, technological advances and other factors. The pipeline business competes with several pipelines for access to natural gas supplies and for transportation and storage business. New acquisition opportunities are subject to competitive bidding environments which impact prices the Company must pay to successfully acquire new properties and acquisition opportunities to grow its business. The Company's failure to effectively compete could negatively affect the Company's results of operations, financial position and cash flows. The Company's operations may be negatively affected if it is unable to obtain, develop and retain key personnel and skilled labor forces. The Company must attract, develop and retain executive officers and other professional, technical and skilled labor forces with the skills and experience necessary to successfully manage, operate and grow the Company's businesses. Due to the changing workforce dynamics and an insufficient number of qualified applicants to replace skilled employees as they retire and remote work opportunities, among other things, competition for these employees is high. In some cases competition for these employees is on a regional or national basis. At times of low unemployment, it can be difficult for the Company to attract and retain qualified and affordable personnel. A shortage in the supply of personnel creates competitive hiring markets, increased labor expenses, decreased productivity and potentially lost business opportunities to support the Company's operating and growth strategies. The Company is subject to risks associated with labor disputes or prolonged negotiation processes, which could disrupt operations and increase costs. Additionally, if the Company is unable to hire employees with the requisite skills, the Company may be forced to incur significant training expenses. As a result, the Company's ability to maintain productivity, relationships with customers, competitive costs, and quality services is limited by the ability to employ, retain and train the necessary personnel and could negatively affect the Company's results of operations, financial position and cash flows. The Company is a holding company and relies on cash from its subsidiaries to pay dividends. The Company depends on earnings, cash flows and dividends from its subsidiaries to pay dividends on its common stock. Regulatory, contractual and legal limitations, as well as their capital requirements, affect the ability of the subsidiaries to pay dividends to the Company and thereby could restrict or influence the Company's ability or decision to pay dividends on its common stock, which could adversely affect the Company's stock price. MDU Resources Group, Inc. Form 10-K 25

Index Part I Costs related to obligations under a MEPP could have a material negative effect on the Company's results of operations and cash flows. An operating subsidiary of the Company participates in a MEPP for employees represented by a union. The Company is required to make contributions to this plan in amounts established under the collective bargaining agreement between the operating subsidiary and the union. The Company may be obligated to increase its contribution to the plan if it becomes underfunded and is classified as being in endangered, seriously endangered or critical status as defined by the Pension Protection Act of 2006, or if other participating employers withdraw from the plan and are unable to contribute sufficient amounts. The amount and timing of any increase in the Company's required contributions may depend upon one or more factors, including the outcome of collective bargaining; actions taken by the trustee; actions taken by the plan's other participating employers; the industry; future determinations of plan status; and laws and regulations. The Company could experience increased operating expenses as a result of required contributions to the MEPP, which could have an adverse effect on the Company's results of operations, financial position or cash flows. In addition, pursuant to ERISA, as amended by MPPAA, the Company could incur a partial or complete withdrawal liability upon withdrawing from the plan, exiting a market in which it does business with a union workforce or upon termination of a plan. The Company could also incur an additional withdrawal liability if its withdrawal from the plan is determined by that plan to be part of a mass withdrawal. The Company may face risks associated with stockholder activism. Publicly-traded companies are subject to campaigns by stockholders advocating corporate actions related to matters, such as corporate governance, operational practices, and strategic direction. The Company has, and may again in the future, become subject in the future to such stockholder activity and demands. Such activities could interfere with its ability to execute its business plans, affect the allocation of capital, be costly and time-consuming, disrupt operations, and divert the attention of management, any of which could have an adverse effect on the Company’s business or stock price. Technology disruptions or cyberattacks could adversely impact the Company's operations. The Company uses technology in substantially all aspects of its business operations and requires uninterrupted operation of information technology and operation technology systems, including disaster recovery and backup systems and network infrastructure. These systems may be vulnerable to physical and cybersecurity failures or unauthorized access, due to hacking, human error, theft, sabotage, malicious software, ransomware, third-party compromise, acts of terrorism, acts of war, acts of nature or other causes. Should a compromise or system failure occur, interdependencies to technology may disrupt the Company's ability to fulfill critical business functions. This may include interruption of electric generation, transmission and distribution facilities, natural gas storage and pipeline facilities, any of which could adversely affect the Company's reputation, business, cash flows and results of operations or subject the Company to legal or regulatory liabilities and increased costs. Litigation expenses and damages for such an event can be significant. Additionally, the Company's electric generation and transmission systems and natural gas pipelines are part of interconnected systems with other operators’ facilities; therefore, a cyber-related disruption in another operator’s system could negatively impact the Company's business. The Company’s accounting systems and its ability to collect information and invoice customers for products and services could be disrupted. If the Company’s operations are disrupted, it could result in decreased revenues and remediation costs that could adversely affect the Company's results of operations and cash flows. The Company is subject to cybersecurity and privacy laws, regulations and security directives of many government agencies, including TSA, FERC and NERC. NERC issues comprehensive regulations and standards surrounding the security of bulk power systems and continually updates these requirements, as well as establishing new requirements with which the utility industry must comply. As these regulations evolve, the Company may experience increased compliance costs and may be at higher risk for violating these standards. Experiencing a cybersecurity incident could cause the Company to be non-compliant with applicable laws and regulations, causing the Company to incur costs related to legal claims, proceedings and regulatory fines or penalties. The SEC has adopted rules that require the Company to provide disclosures around cybersecurity risk management, strategy, and governance, as well as disclose the occurrence of material cybersecurity incidents. These rules may also require the Company to report a cybersecurity incident before the Company has been able to fully assess its impact or remediate the underlying issue. Efforts to comply with such reporting requirements could divert management's attention from the Company's incident response and could potentially reveal system vulnerabilities to threat actors. Failure to timely report incidents under these or other similar rules could also result in monetary fines, sanctions or subject the Company to other forms of liability. This regulatory environment is increasingly challenging and may present material obligations and risks to the Company's business, including significantly expanded compliance burdens, costs, and enforcement risks. The Company, through the ordinary course of business, requires access to sensitive customer, supplier, employee and Company data. A breach of the Company's systems could compromise sensitive data and could go unnoticed for some time. Such an event could result in negative publicity and reputational harm, remediation costs, legal claims and fines that could have an adverse effect on the Company's financial results. Third-party service providers that perform critical business functions for the Company or have access to sensitive information within the Company also may be vulnerable to security breaches and information technology risks that could adversely affect the Company. 26 MDU Resources Group, Inc. Form 10-K

Index Part I The Company’s information systems experience ongoing and often sophisticated cyberattacks by a variety of sources with the apparent aim to breach the Company's cyber- defenses. The Company may face increased cyber risk due to the increased use of employee-owned devices, work from home arrangements, and the separation of Everus. Such incidents could have a material adverse effect in the future as cyberattacks continue to increase in frequency and sophistication. The Company is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or experiencing difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect the Company. Artificial intelligence presents challenges that can impact the Company's business by posing security risks to confidential or proprietary information and personal data The use of artificial intelligence, combined with an uncertain regulatory environment, may result in reputational harm, liability, or other adverse consequences to business operations. The Company has, and may again in the future, adopt and integrate certain artificial intelligence tools into its systems for specific use cases. The Company’s vendors and third-party partners may incorporate artificial intelligence tools into their offerings with or without disclosing this use to the Company. The providers of these artificial intelligence tools may not meet existing or rapidly evolving regulatory or industry standards concerning privacy and data protection, which may result in a loss of intellectual property or confidential information and/or cause harm to the Company’s reputation and the public perception of the effectiveness of its security measures. Further, bad actors around the world use increasingly sophisticated methods, including artificial intelligence, to engage in illegal activities involving the theft and misuse of personal information, confidential information, and intellectual property. Any of these outcomes could damage the Company’s reputation, result in the loss of valuable property and information and adversely impact its business. Pandemics may have a negative impact on the Company's business operations, revenues, results of operations, liquidity and cash flows. Pandemics have disrupted national, state and local economies in the past and may again in the future. To the extent pandemics adversely impact the Company's businesses, operations, revenues, liquidity or cash flows, they could also have a heightened effect of other risks. The degree to which pandemics impact the Company depends on, among other things, federal, state and local mandates, actions taken by governmental authorities, availability, timing and effectiveness of vaccines being administered, and the pace and extent to which the economy recovers and operates under normal market conditions. Separation Risks If the completed separations of Knife River or Everus, together with certain related transactions, were to fail to qualify as transactions that are generally tax-free for U.S. federal income tax purposes, the Company and its stockholders could be subject to significant tax liabilities. The Company completed the separations of Knife River and Everus on May 31, 2023, and October 31, 2024, respectively. In connection with the completed separations, the Company received private letter rulings from the IRS and opinion(s) of outside counsel regarding the qualification of certain elements of the separations and distributions under Section 355(a) of the Code. Notwithstanding prior receipt of IRS private letter rulings and opinion(s) of tax advisors, the IRS could determine that the completed distributions and/or certain related transactions should be treated as taxable transactions for U.S. federal income tax purposes if it determines that any of the representations, assumptions, or undertakings upon which the IRS private letter rulings or the opinion(s) of tax advisors were based are false or have been violated. In addition, neither the IRS private letter rulings nor opinion(s) of tax advisors will address all of the issues that are relevant to determining whether the distributions, together with certain related transactions, qualifies as transactions that are generally tax-free for U.S. federal income tax purposes. Further, opinion(s) of tax advisors represent the judgment of such tax advisors and are not binding on the IRS or any court, and the IRS or a court may disagree with the conclusions in the opinion(s) of tax advisors. Accordingly, notwithstanding receipt by the Company of the IRS private letter rulings and the opinion(s) of tax advisors, there can be no assurance that the IRS will not assert that the distributions and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. In the event the IRS were to prevail in such challenge, the Company and its stockholders could be subject to significant U.S. federal income tax liability. Item 1B. Unresolved Staff Comments The Company has no unresolved comments with the SEC. MDU Resources Group, Inc. Form 10-K 27

Index Part I Item 1C. Cybersecurity Risk Management and Strategy Overall Risk Management The Company has implemented a cyber risk management program to help ensure that the Company's electronic information and information systems are protected from various threats. The cyber risk management program is maintained as part of the Company's overall governance, ERM program and compliance program. The Company's information systems experience ongoing and often sophisticated cyberattacks by a variety of sources with the apparent aim to breach the Company's cyber-defenses. The Company has and may continue to face increased cyber risk due to the increased use of employee-owned devices and work from home arrangements. The Company is continuously reevaluating the need to upgrade and/or replace systems and network infrastructure. These upgrades and/or replacements could adversely impact operations by imposing substantial capital expenditures, creating delays or outages, or experiencing difficulties transitioning to new systems. System disruptions, if not anticipated and appropriately mitigated, could adversely affect the Company. The Company continually assesses risks from cybersecurity threats and adapts and enhances its controls accordingly. Risks from Cybersecurity Threats Any risks from previous cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to materially affect the Company's business, financial condition, or results of operations. Such risks and incidents could have a material adverse effect in the future as cyberattacks continue to increase in frequency and sophistication. The Company also has cyber event related insurance. Employee Cybersecurity Training The Company provides ongoing cybersecurity training and compliance programs to facilitate education for employees who may have access to the Company's data and critical systems. Employee phishing tests are conducted on a monthly basis. Engage Third-parties on Risk Management Periodic external reviews, including penetration tests and security framework assessments, are conducted by auditors, external assessors, and/or consultants to assess and ensure compliance with the Company’s information security programs and practices. Internal and external auditors assess the Company’s information technology general controls on an annual basis. Oversee Third-party Risk The Company has implemented a third-party management risk program to help monitor and reduce risks associated with the Company's vendors, which includes processes such as completing due diligence on third party service providers before engaging with them for their services; assessing the third party’s cybersecurity posture by reviewing audit reports of the third party, completing cyber questionnaires, and reviewing applicable certification; including cybersecurity contractual language in contracts to limit risk; and monitoring and reassessing third party’s to ensure ongoing compliance with their cybersecurity obligations. Physical Security The Company safeguards assets through a standard physical security design process, including access controls, surveillance and monitoring, perimeter security controls, data center security, and incident response and reporting controls. Operational Technology The Company has operation technology, consisting of the hardware and software that monitors and controls devices, processes, and infrastructure related to the Company's operational assets. Security protocols for the Company's operational technology follow applicable NERC, FERC and TSA regulations and security directives. Other Risk Factors Notwithstanding the breadth of the Company's information security program, the Company may be unsuccessful in preventing or mitigating a cybersecurity event that could have a material adverse impact. See “Item 1A – Risk Factors – Other Risks – Technology disruptions or cyberattacks could adversely impact the Company's operations.” Governance Board of Directors Oversight The Company's board of directors, as a whole and through its committees, has responsibility for oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate for identifying, assessing, and managing risk. The audit committee of the board of directors of the Company is responsible for oversight of risks from cybersecurity threats. 28 MDU Resources Group, Inc. Form 10-K

Index Part I Management's Role Managing Risk The Company's CIO plays a large role in informing the audit committee of the board of directors on cybersecurity risks. The audit committee of the board of directors receives presentations and reports from the CIO on cybersecurity related issues which include information security, technology risks and risk mitigation programs regularly at the quarterly board meetings. In addition to scheduled meetings, the CIO and audit committee of the board of directors maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. Cybersecurity Incident Response The Company has an incident response plan to identify, protect, detect, respond to, and recover from cybersecurity threats and incidents that is also tested on an annual basis. The incident response plan is updated based on results of the test or as new cyber related developments occur. The CIO, executive leadership which includes the chief executive officer, chief financial officer, chief accounting officer, chief legal officer, and SEC financial reporting department employees, and the board of directors are notified of any material cybersecurity incidents through a defined escalation process. The defined escalation process is a risk-based process that specifies who is to be contacted and when at each risk level. Monitor, Manage, and Safeguard Against Cybersecurity Incidents and Risks The Company's CIO, along with its director of cybersecurity and a designated security team of professionals, are responsible for assessing and managing risks as well as developing and implementing policies, procedures, and practices based on the range of threats faced by the Company. There are processes around access management, data security, encryption, asset management, secure system development, security operations, network and device security to provide safeguards from a cybersecurity incident along with continual monitoring of various threat intelligence feeds. Cyber Risk Management Personnel The Company's director of cybersecurity reports to the CIO and the CIO reports directly to the Company's chief executive officer. The Company's CIO who served as the first CIO of the Company since 2016, oversaw the information technology and cybersecurity portfolios until her retirement on January 10, 2025. A new CIO from within the Company was named to succeed the retiring CIO and holds both a bachelor's and master's degree in business administration with over 25 years of information technology experience in the energy and utilities business. The director of cybersecurity has a bachelor’s degree in computer information systems, over 25 years of information security experience, and holds certified information systems security professional and certified risk and information systems control certifications. The other members of information technology director level leadership also responsible for managing cybersecurity risks have degrees including Bachelor of Computer Information Systems, information systems management, electronics, electrical engineering, business administration, and accounting, along with certified information systems auditor certification and a cybersecurity fundamentals certificate. Cyber Risk Oversight Committee Additionally, in 2014 the board of directors established CyROC to provide executive management and the audit committee of the board of directors with analyses, appraisals, recommendations and pertinent information concerning cyber defense of the Company's electronic information, information technology and operation technology systems. The CyROC is responsible for guiding the Company's comprehensive cybersecurity policies and oversight of cybersecurity risks. The CyROC is chaired by the Company's CIO and is comprised of members such as the chief financial officer, information technology leaders, internal auditors, and other leaders from across the Company. Item 3. Legal Proceedings SEC regulations require the Company to disclose certain information about proceedings arising under federal, state or local environmental provisions if the Company reasonably believes that such proceedings may result in monetary sanctions above a stated threshold. Pursuant to SEC regulations, the Company has adopted a threshold of $1.0 million for purposes of determining whether disclosure of any such proceedings is required. For information regarding legal proceedings required by this item, see Item 8 - Note 21, which is incorporated herein by reference. MDU Resources Group, Inc. Form 10-K 29

Index Part II Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities The Company's common stock is listed on the NYSE under the symbol "MDU." As of February 13, 2025, the Company's common stock was held by approximately 8,700 stockholders of record. Based on the Company becoming a pure-play regulated energy delivery business, the Company's board of directors established a long-term dividend payout ratio target of 60 percent to 70 percent of regulated energy delivery earnings. The Company has an 87-year history of uninterrupted dividend payments to stockholders and remains committed to paying a competitive dividend. The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. The declaration and payment of dividends is at the sole discretion of the board of directors, subject to limitations imposed by agreements governing the Company's indebtedness, federal and state laws, and applicable regulatory limitations. For more information on factors that may limit the Company's ability to pay dividends, see Item 8 - Note 12. The following table includes information with respect to the Company's purchase of equity securities: ISSUER PURCHASES OF EQUITY SECURITIES Period Total Number of Shares (or Units) Purchased (1) Average Price Paid per Share (or Unit) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (2) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (2) October 1 through October 31, 2024 — — — — November 1 through November 30, 2024 46,341 $18.34 — — December 1 through December 31, 2024 — — — — Total 46,341 $18.34 — — (1) Represents MDU original issue shares of common stock in connection with annual stock grants made to the Company's non-employee directors. (2) Not applicable. The Company does not currently have in place any publicly announced plans or programs to repurchase equity securities. Item 6. Reserved. 30 MDU Resources Group, Inc. Form 10-K

Index Part II Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations The Company provides essential services, delivering reliable energy that powers lives. Through its infrastructure investments and operations the Company drives economic growth, supports communities, and energizes businesses that keep America moving. Strategic Initiatives On May 31, 2023, the Company completed the separation of Knife River, its construction materials and contracting business, resulting in Knife River becoming an independent, publicly-traded company. The Company's board of directors approved the distribution of approximately 90 percent of the issued and outstanding shares of Knife River to the Company's stockholders. Stockholders of the Company received one share of Knife River common stock for every four shares of the Company's common stock held on May 22, 2023, the record date for the distribution. The Company retained approximately 10 percent or 5.7 million shares of Knife River common stock immediately following the separation, which were disposed of in a tax-free exchange in November 2023. The separation of Knife River was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes. On October 31, 2024, the Company completed the separation of Everus, its construction services business, resulting in Everus becoming an independent, publicly-traded company. The Company's board of directors approved the distribution of all the outstanding shares of Everus common stock to the Company's stockholders. Stockholders of the Company received one share of Everus common stock for every four shares of the Company's common stock held as of the close of business on October 21, 2024, the record date for the distribution. The separation of Everus was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. The Company incurred costs in connection with the strategic initiatives in 2022, 2023 and 2024, as noted in the Business Segment Financial and Operating Data section, and expects the majority of the separation costs have already been incurred. Based on the Company becoming a pure-play regulated energy delivery business, the Company's board of directors established a long-term dividend payout ratio target of 60 percent to 70 percent of regulated energy delivery earnings. The Company has an 87-year history of uninterrupted dividend payments to stockholders and remains committed to paying a competitive dividend. Market Trends The Company continues to manage the inflationary pressures experienced throughout the United States, including the impact that inflation, higher interest rates, commodity price volatility and supply chain disruptions may have on its business and customers and proactively looks for ways to lessen the impact to its business. The Company has observed supply chain improvements in lead times for certain commodities. Although the Company has started to see some reduction to interest rates, they remain elevated and have resulted in and may continue to result in increased borrowing costs on new debt, impacts to the Company's asset valuations and negatively impacting the purchasing power of its customers. For more information on possible impacts to the Company's businesses, see the Outlook for each segment below and Item 1A - Risk Factors. MDU Resources Group, Inc. Form 10-K 31

Index
Part II

Consolidated Earnings Overview

The following table summarizes the contribution to the consolidated income by each of the Company's business segments.

Years ended December 31,	2024	2023	2022
	(In millions, except per share amounts)		
Electric	$ 74.8	$ 71.6	$ 57.1
Natural gas distribution	46.9	48.5	45.2
Pipeline	68.0	47.4	36.2
Other	(8.6)	162.6	(21.2)
Income from continuing operations	181.1	330.1	117.3
Discontinued operations, net of tax	100.0	84.6	250.2
Net income	$ 281.1	$ 414.7	$ 367.5
Earnings per share - basic:			
Income from continuing operations	$ .89	$ 1.62	$ .58
Discontinued operations, net of tax	.49	.42	1.23
Earnings per share - basic	$ 1.38	$ 2.04	$ 1.81
Earnings per share - diluted:			
Income from continuing operations	$ .88	$ 1.62	$ .58
Discontinued operations, net of tax	.49	.41	1.23
Earnings per share - diluted	$ 1.37	$ 2.03	$ 1.81

The Company completed the separations of Knife River on May 31, 2023, its former construction materials and contracting segment, and of Everus on October 31, 2024, its former construction services segment, into new independent publicly-traded companies. As a result of these separations, the historical results of operations for Knife River and Everus are shown in discontinued operations, net of tax, except for allocated general corporate overhead costs of the Company, which did not meet the criteria for discontinued operations and are reflected in Other. Also included in discontinued operations are certain strategic initiative costs associated with the separations of Knife River and Everus. Other includes activity for Everus for ten months in 2024 compared to the full year in 2023 and Knife River activity for five months in 2023 compared to the full year in 2022.

2024 compared to 2023 The Company's consolidated earnings decreased $133.6 million primarily due to the absence of the Company's 2023 gain of $186.6 million related to the tax-free exchange of its retained shares in Knife River, partially offset by increased earnings at the pipeline and electric businesses.

- The electric business experienced higher retail sales revenue due to rate relief in North Dakota, South Dakota and Montana. Lower volumes from the majority of customers, primarily due to cooler weather in the second quarter, and higher operation and maintenance expense, primarily contract services costs, partially offset the increases.
- Decreased earnings at the natural gas distribution business was largely the result of higher operation and maintenance expense, primarily higher contract services costs, higher payroll-related costs, and higher software expenses. Also decreasing net income was higher depreciation and amortization expense, primarily due to increased asset additions. These decreases were partially offset by higher retail sales revenue, primarily due to rate relief in North Dakota and South Dakota.
- The pipeline's earnings increase was driven by higher transportation volumes, primarily from growth projects placed in service in November 2023 and throughout 2024 and increased contracted volume commitments beginning February 2023. Higher storage-related revenue and a full year of new transportation and storage service rates in 2024 further drove the increase. The business also benefited from proceeds received from a customer settlement that was recorded in other income and a decrease in the Company's effective state income tax rate. The increase was offset in part by higher operation and maintenance expense primarily attributable to payroll-related costs and higher materials, contract services and pipeline safety fees. The business incurred higher depreciation and amortization expense due to growth projects placed in service as discussed earlier, which was partially offset by fully depreciated assets. The business also incurred higher interest expense largely as a result of higher debt balances and higher property taxes.
- Other was impacted by the absence of the Company's 2023 gain of $186.6 million related to the tax-free exchange of its retained shares in Knife River. Partially offsetting the decrease in net income was lower operation and maintenance expense, largely a result of corporate overhead costs classified as continuing operations allocated to the construction materials business in 2023, which are not included in Other in 2024, and lower strategic initiative costs. Other also benefited from lower interest expense due to lower borrowings associated with funding strategic initiatives.

32 **MDU Resources Group, Inc.** Form 10-K

Index Part II 2023 compared to 2022 The Company's consolidated earnings increased $47.2 million. The Company experienced increased earnings at each of its continuing businesses. • The electric business experienced higher retail sales due to rate relief in North Dakota and Montana, an electric service agreement to provide power to a data center near Ellendale, North Dakota, and higher transmission interconnect upgrades. Electric earnings were partially offset by lower residential volumes, primarily due to cooler weather in the third quarter of the year. • Natural gas distribution experienced higher retail sales revenue due to rate relief in Idaho and Washington, higher basic service charges, and recovery of short-term debt interest expense in Idaho related to increased gas costs. These increases were largely offset by higher operation and maintenance expense, primarily higher payroll- related costs. The natural gas distribution business also experienced a 6.6 percent decrease in retail sales volumes to all customer classes, largely due to warmer weather, which was partially offset by weather normalization and decoupling mechanisms. • The pipeline's earnings increase was driven by higher transportation volumes, primarily from increased contracted volume commitments from the North Bakken Expansion project and a full year of benefit from this project; as well as organic growth projects placed in service in November 2023 and August 2022. In addition, revenues increased from new transportation and storage rates effective August 1, 2023 and higher storage-related activity. The pipeline also benefited from higher allowance for funds used during construction on organic growth projects, lower property taxes and higher non-regulated project margin. The increase was offset in part by higher operation and maintenance expense primarily attributable to payroll-related costs and contract services. The pipeline business also incurred higher interest expense as a result of higher interest rates and higher debt balances. • Other experienced a realized gain of $186.6 million related to the tax-free exchange of its retained interest in Knife River and higher interest income. Partially offsetting these items were higher interest expense, primarily related to debt issued in connection with the Knife River separation. Other also benefited from improved claims experience at the captive insurer in 2023 compared to 2022. • The Company's earnings from continuing operations were further impacted by $18.6 million in higher returns on the Company's nonqualified benefit plan investments, as discussed in Note 9, partially offset by higher costs incurred in connection with other strategic initiatives of $6.1 million, after tax. A discussion of key financial data from the Company's business segments follows. Business Segment Financial and Operating Data Following are key financial and operating data for each of the Company's business segments. Also included are highlights on key growth strategies, projections and certain assumptions for the Company and its subsidiaries and other matters of the Company's business segments. Many of these highlighted points are "forward-looking statements." For more information, see Part I - Forward-Looking Statements. There is no assurance that the Company's projections, including estimates for growth and changes in earnings, will in fact be achieved. Please refer to assumptions contained in this section, as well as the various important factors listed in Item 1A - Risk Factors. Changes in such assumptions and factors could cause actual future results to differ materially from the Company's projections. The Company’s CODM, the chief executive officer of MDU Resources Group, Inc., regularly reviews discrete financial information of each reportable segment and uses net income to assess performance of each reportable segment. The CODM uses this information to assess performance and make decisions about resources to be allocated to each reportable segment, including capital and personnel. The information provided to the CODM is prepared at the reportable segment level in quarterly financial packages and on a more summarized basis monthly. Budget and forecast information is also provided to the CODM at the reportable segment level. For information pertinent to various commitments and contingencies, see Item 8 - Notes to Consolidated Financial Statements. For a summary of the Company's business segments, see Item 8 - Note 17. Electric and Natural Gas Distribution Strategy and challenges The electric and natural gas distribution segments provide electric and natural gas distribution services to customers, as discussed in Items 1 and 2 - Business Properties. Both segments strive to be top performing utility companies with a commitment to customers and communities, operational excellence, returns focused initiatives and an employee driven culture. The segments provide safe, reliable, competitively priced and environmentally responsible energy service to customers while focusing on growth and expansion opportunities within and beyond its existing territories. The Company is focused on cultivating organic growth while managing operating costs and monitoring opportunities for these segments to retain, grow and expand their customer base through extensions of existing operations, including building and upgrading electric generation, transmission and distribution, and natural gas systems, and through selected acquisitions of companies and properties with similar operating and growth objectives at prices that will provide stable cash flows and an opportunity to earn a competitive return on investment. The continued efforts to create operational improvements and efficiencies across both segments promotes the Company's business integration strategy. The primary factors that impact the results of these segments are the ability to earn authorized rates of return; weather; climate change laws, regulations and initiatives; competitive factors in the energy industry; population growth; and economic conditions in the segments' service areas. MDU Resources Group, Inc. Form 10-K 33

Index Part II The electric and natural gas distribution segments are subject to extensive regulation in the jurisdictions where they conduct operations with respect to costs, timely recovery of investments and permitted returns on investment. The Company is focused on modernizing utility infrastructure to meet the varied energy needs of both its customers and communities while ensuring the delivery of safe, reliable, affordable and environmentally responsible energy. The segments continue to invest in facility upgrades to be in compliance with existing and known future regulations. To assist in the reduction of regulatory lag in obtaining revenue increases to align with increased investments, tracking mechanisms have been implemented in certain jurisdictions. The Company also seeks rate adjustments for operating costs and capital investments, as well as reasonable returns on investments not covered by tracking mechanisms. For more information on the Company's tracking mechanisms and recent rate cases, see Items 1 and 2 - Business Properties and Item 8 - Note 20. These segments are also subject to extensive regulation related to certain operational and environmental compliance, cybersecurity, permit terms and system integrity. Both segments are faced with the ongoing need to actively evaluate cybersecurity processes and procedures related to its transmission and distribution systems for opportunities to further strengthen its cybersecurity protections. There have been cyber and physical attacks within the energy industry on infrastructure, such as substations, and the Company continues to evaluate the safeguards implemented to protect its electric and natural gas utility systems. Implementation of enhancements and additional requirements to protect the Company's infrastructure is ongoing. To date, many states have enacted, and others are considering, mandatory clean energy standards requiring utilities to meet certain thresholds of renewable and/or carbon-free energy supply. Over the long-term, the Company expects overall electric demand to be positively impacted by increased electrification trends, including electric vehicle adoption, as a means to address economy-wide carbon emission concerns, data center growth and changing customer conservation patterns. Recently, MISO and NERC announced concerns with reliability of the electric grid due to rapid expansion of renewables and retirement of baseload resources such as coal and the uncertainty of adequate energy production during certain periods of time, while load growth has increased faster than expected. Montana-Dakota filed its 2024 IRP with the NDPSC on July 12, 2024. With MISO's filed changes in resources adequacy at FERC and the adoption of direct loss of load accreditation for generation resources around riskiest hours on the system versus peak load hours, Montana- Dakota is seeing the need to add additional capacity resources to its system in 2028 versus 2034 as identified in its previous IRP. The Company will continue to monitor the progress of these changes and assess the potential impacts they may have on its stakeholders, business processes, results of operations, cash flows and disclosures. Revenues are impacted by both customer growth and usage, the latter of which is primarily impacted by weather, as well as impacts associated with commercial and industrial slow- downs, including economic recessions, and energy efficiencies. Very cold winters increase demand for natural gas and to a lesser extent, electricity, while warmer than normal summers increase demand for electricity, especially among residential and commercial customers. Average consumption among both electric and natural gas customers has tended to decline as more efficient appliances and furnaces are installed, and as the Company has implemented conservation programs. Natural gas weather normalization and decoupling mechanisms in certain jurisdictions have been implemented to largely mitigate the effect that would otherwise be caused by variations in volumes sold to these customers due to weather and changing consumption patterns on the Company's distribution margins, as further discussed in Items 1 and 2 - Business Properties. In December 2022 and January 2023, natural gas prices significantly increased across the Pacific Northwest from multiple price-pressuring events including wide-spread below- normal temperatures and higher natural gas consumption; reduced natural gas flows due to pipeline constraints, including maintenance in West Texas; and historically low regional natural gas storage levels. Natural gas prices stabilized by March 2023. The higher natural gas prices in December 2022 and January 2023 impacted both Intermountain and Cascade, both of which borrowed short-term debt of $125.0 million and $150.0 million, respectively, in January 2023 to finance the increased natural gas costs. To assist in the recovery of higher natural gas costs, Intermountain filed an out-of-cycle purchased gas adjustment with the IPUC that was effective February 1, 2023, and collected interest costs associated with short-term borrowing. Effective November 1, 2023, as approved by the WUTC, Cascade started recovery in Washington of these increased gas costs over a period of two years rather than the normal one year period. In January 2024, Cascade and Intermountain made the final repayment on short-term debt of $50.0 million and $45.0 million, respectively. For a discussion of the Company's most recent cases by jurisdiction, see Item 8 - Note 20. 34 MDU Resources Group, Inc. Form 10-K

Index Part II In late summer and fall of 2023, electric fuel and purchased power prices increased across Montana-Dakota's integrated system. This was caused by transmission congestion in northwest North Dakota due to delays in additional SPP transmission line build-out, as well as additional load growth in the Bakken region. Electric fuel and purchased power prices remained elevated through January 2024. To assist in the recovery of the higher electric fuel and purchased power costs, Montana-Dakota filed waiver requests with the NDPSC and SDPUC, which were approved deferring the increased costs to the annual fuel clause adjustment. In Montana, the waiver request is filed monthly and was unopposed by the MTPSC. Montana-Dakota filed a complaint with FERC related to this issue on January 23, 2024. MISO also filed its own complaint with FERC against SPP on March 8, 2024. On September 10, 2024, FERC issued an order denying both Montana-Dakota and MISO's complaint regarding the issue. On October 10, 2024, Montana-Dakota and MISO filed with FERC for rehearing on FERC's decision to deny these complaints. Both rehearing requests were denied by operation of law on November 11, 2024. On January 2, 2025, Montana- Dakota filed a petition for review of the FERC decision with the United States Court of Appeals for the Eighth Circuit. MISO filed a petition for review of the FERC decision on January 8, 2025. On December 26, 2024, Montana-Dakota filed a request with the NDPSC for authorization to defer external legal expenses related to this congestion litigation and record those deferred expenses into a regulatory asset. Effective April 1, 2024, as approved by the NDPSC, Montana-Dakota started recovery in North Dakota of these increased costs over a period of two years rather than one year, which will lessen the impact to customers and allow more time for Montana-Dakota's FERC complaint to mature and have greater certainty of the outcome. In South Dakota and Montana, Montana-Dakota started recovery of these costs over a one-year period effective July 1, 2024. The Company continues to proactively monitor and work with its manufacturers to reduce the effects of increased pricing and lead times on delivery of certain raw materials and equipment used in electric generation, transmission and distribution system and natural gas pipeline projects. Long lead times are attributable to increased demand for steel products from pipeline companies as they continue pipeline system safety and integrity replacement projects driven by PHMSA regulations, as well as delays in the manufacturing and shipping of electrical equipment and increased demand for electrical equipment due to regulatory activity and grid expansion. The Company has been able to minimize the effects by working closely with suppliers or obtaining additional suppliers, as well as modifying project plans to accommodate extended lead times and increased costs. The Company expects these delays and inflationary pressures to continue. The ability to grow through acquisitions is subject to significant competition and acquisition premiums. In addition, the ability of the segments to grow their service territory and customer base is affected by regulatory constraints, the economic environment of the markets served, population changes and competition from other energy providers and fuel. The construction of new electric generating facilities, transmission lines and other service facilities is subject to increasing costs and lead times, extensive permitting procedures, and federal and state legislative and regulatory initiatives, which may necessitate increases in electric energy prices. As the industry continues to expand the use of renewable energy sources, the need for additional transmission infrastructure is growing. As part of MISO's long range transmission plan, in August 2022, the Company announced its intent to develop, construct and co-own JETx with Otter Tail Power Company in central North Dakota. On October 6, 2023, the FERC issued an order approving the Company's request for CWIP Incentive Rate and Abandoned Plant Incentive treatment on this project. MDU Resources Group, Inc. Form 10-K 35

Index
Part II

Earnings overview **-** The following information summarizes the performance of the electric segment.

Years ended December 31,	2024	2023	2022	2024 vs. 2023 Variance	2023 vs. 2022 Variance
		(In millions)			
Operating revenues	$ **414.5**	$ 401.2	$ 377.1	3 %	6 %
Operating expenses:					
Electric fuel and purchased power	**141.2**	134.8	119.4	5 %	13 %
Operation and maintenance	**95.0**	92.7	93.3	2 %	(1)%
Depreciation and amortization	**66.5**	64.2	67.8	4 %	(5)%
Taxes, other than income	**17.6**	16.7	16.9	5 %	(1)%
Total operating expenses	**320.3**	308.4	297.4	4 %	4 %
Operating income	**94.2**	92.8	79.7	2 %	16 %
Other income	**8.2**	5.8	.5	41 %	NM
Interest expense	**30.0**	28.0	28.5	7 %	(2)%
Income before income taxes	**72.4**	70.6	51.7	3 %	37 %
Income tax benefit	**(2.4)**	(1.0)	(5.4)	140 %	(81)%
Net income	$ **74.8**	$ 71.6	$ 57.1	4 %	25 %

Operating statistics

	2024	2023	2022
Revenues (millions)			
Retail sales:			
Residential	$ **139.9**	$ 134.1	$ 135.4
Commercial	**165.8**	164.1	142.7
Industrial	**42.3**	42.3	43.0
Other	**7.8**	7.1	7.3
	355.8	347.6	328.4
Other	**58.7**	53.6	48.7
	$ **414.5**	$ 401.2	$ 377.1
Volumes (million kWh)			
Retail sales:			
Residential	**1,159.5**	1,180.2	1,226.4
Commercial	**2,474.5**	2,350.5	1,437.7
Industrial	**528.9**	583.7	596.1
Other	**81.6**	81.8	83.7
	4,244.5	4,196.2	3,343.9
Average cost of electric fuel and purchased power per kWh	$ **.025**	$ .024	$ .026
Cooling degree days (% warmer (colder) than prior year)[1]			
Montana	**(0.7)%**	(1.0)%	(16.1)%
North Dakota	**(2.2)%**	(5.4)%	(26.8)%
South Dakota	**(27.0)%**	(9.8)%	(15.0)%
Wyoming	**46.1 %**	(26.4)%	(9.3)%

[1]Cooling degree days are a measure of the energy demand for cooling.

2024 compared to 2023 Electric earnings increased $3.2 million as a result of:

- Revenue increased $13.3 million.
  - Largely attributable to:
    - Rate relief of $7.1 million in North Dakota, South Dakota and Montana.
    - Higher fuel and purchased power costs of $6.4 million recovered in customer rates and offset in expense, as described below.
    - Higher miscellaneous revenue of $2.4 million, including higher transmission interconnect upgrades.
  - Partially offset by lower retail sales volumes of $2.6 million, driven primarily by lower residential volumes due to 37.0 percent cooler weather in the second quarter of 2024. There was a 1.2 percent increase in volumes, which includes an increase in commercial volumes from the data center as further discussed in the Outlook section.

36 MDU Resources Group, Inc. Form 10-K

Index Part II • Electric fuel and purchased power increased $6.4 million, largely the result of higher commodity prices. • Operation and maintenance increased $2.3 million, largely the result of increased contract services and higher payroll-related costs. • Depreciation and amortization increased $2.3 million. ◦ Largely due to: ▪ Increased depreciation of $2.2 million associated with higher property, plant and equipment balances, as a result of transmission projects placed in service to improve reliability and update aging infrastructure. ▪ Higher depreciation rates, which are recovered in operating revenues. • Taxes, other than income increased $900,000, largely as a result of higher payroll tax and higher property tax, primarily in Montana. • Other income increased $2.4 million, primarily from: ◦ Higher interest income of $2.7 million, largely related to a data center project of $1.6 million. ◦ Higher short term investment balances. ◦ Amounts related to higher deferred fuel and purchased power balances. • Interest expense increased $2.0 million, largely the result of higher long-term interest expense due to incremental debt issuances. • Income tax benefit increased $1.4 million, primarily due to higher production tax credits due to higher wind production. 2023 compared to 2022 Electric earnings increased $14.5 million as a result of: • Revenue increased $24.1 million. ◦ Largely attributable to: ▪ Higher fuel and purchased power costs of $15.4 million recovered in customer rates and offset in expense, as described below. ▪ Rate relief of $4.4 million in North Dakota and Montana. ▪ Higher data center revenue of $3.4 million, including net transmission. ▪ Higher transmission interconnect upgrades of $2.9 million. ◦ Partially offset by lower retail sales volumes of $2.4 million, driven primarily by lower residential volumes, largely due to cooler weather in the third quarter of the year. Although residential volumes were lower, there was a 25.5 percent increase in volumes overall, which was largely driven by the data center as previously discussed and further discussed in the outlook section. • Electric fuel and purchased power increased $15.4 million, largely due to higher retail sales volumes, partially offset by lower commodity prices. • Operation and maintenance expense decreased $600,000. ◦ Largely the result of: ◦ Decreased Coyote Station costs of $1.7 million due to the absence of the planned outage in 2022. ◦ Lower materials expense of $500,000, partially due to the closure of Units 1 and 2 at Heskett Station. ◦ Partially offset by increased payroll-related costs, which include higher employee incentive accruals. • Depreciation and amortization decreased $3.6 million. ◦ Primarily due to decreased amortization of plant retirement and closure costs of $5.3 million resulting from an extension to the recovery period for these costs, which are recovered in operating revenues, as discussed in Note 12. ◦ Partially offset by increased depreciation of $1.2 million associated with higher property, plant and equipment balances, the result of transmission projects placed in service to improve reliability and update aging infrastructure. • Taxes, other than income were comparable to the same period in the prior year. • Other income increased $5.3 million. ◦ Largely due to: ▪ Higher returns on the Company's nonqualified benefit plan investments of $4.7 million, as discussed in Note 9. ▪ Higher interest income of $1.3 million, largely related to contributions in aid of construction. ◦ Offset in part by lower AFUDC equity due to higher average debt balance. • Interest expense decreased $500,000, as a result of higher AFUDC debt, largely due to higher rates, partially offset by higher average interest rates. • Income tax benefit decreased $4.4 million. ◦ Largely due to: ▪ Higher income taxes of $4.7 million related to higher taxable income. ▪ Decreased excess deferred income tax amortization. ◦ Partially offset by lower permanent tax adjustments. MDU Resources Group, Inc. Form 10-K 37

Index
Part II

Earnings overview - The following information summarizes the performance of the natural gas distribution segment.

Years ended December 31,	2024	2023	2022	2024 vs. 2023 Variance	2023 vs. 2022 Variance
		(In millions)			
Operating revenues	$ **1,201.1**	$ 1,287.5	$ 1,273.8	(7)%	1 %
Operating expenses:					
Purchased natural gas sold	**699.3**	805.1	816.1	(13)%	(1)%
Operation and maintenance	**231.2**	219.7	205.3	5 %	7 %
Depreciation and amortization	**102.0**	95.3	89.4	7 %	7 %
Taxes, other than income	**76.0**	75.2	71.1	1 %	6 %
Total operating expenses	**1,108.5**	1,195.3	1,181.9	(7)%	1 %
Operating income	**92.6**	92.2	91.9	— %	— %
Other income	**25.5**	20.8	3.3	23 %	NM
Interest expense	**63.2**	57.6	42.2	10 %	36 %
Income before income taxes	**54.9**	55.4	53.0	(1)%	5 %
Income tax expense	**8.0**	6.9	7.8	16 %	(12)%
Net income	$ **46.9**	$ 48.5	$ 45.2	(3)%	7 %

Operating statistics

	2024	2023	2022
Revenues (millions)			
Retail sales:			
Residential	$ **651.8**	$ 726.1	$ 715.5
Commercial	**400.8**	441.2	450.9
Industrial	**42.7**	45.0	41.5
	1,095.3	1,212.3	1,207.9
Transportation and other	**105.8**	75.2	65.9
	$ **1,201.1**	$ 1,287.5	$ 1,273.8
Volumes (MMdk)			
Retail sales:			
Residential	**67.2**	69.3	74.8
Commercial	**46.9**	47.9	51.0
Industrial	**5.4**	5.4	5.4
	119.5	122.6	131.2
Transportation sales:			
Commercial	**1.9**	1.9	2.0
Industrial	**192.6**	188.4	165.7
	194.5	190.3	167.7
Total throughput	**314.0**	312.9	298.9
Average cost of natural gas per dk	$ **5.85**	$ 6.57	$ 6.22
Heating degree days (% colder (warmer) than prior year)[1]			
Idaho	**(7.3)%**	(9.0)%	16.1 %
Minnesota	**(12.6)%**	(11.9)%	18.0 %
Montana	**(4.6)%**	(2.8)%	0.8 %
North Dakota[2]	**(9.9)%**	0.3 %	9.5 %
Oregon[2]	**(4.3)%**	(5.5)%	10.1 %
South Dakota[2]	**(10.0)%**	(0.2)%	0.4 %
Washington[2]	**(0.2)%**	(8.5)%	11.9 %
Wyoming	**(9.8)%**	1.4 %	1.6 %

[1]Heating degree days are a measure of the daily temperature demand for energy for heating.
[2]Weather normalization or decoupling mechanisms are in place that minimize the weather impact.

38 MDU Resources Group, Inc. Form 10-K

Index Part II 2024 compared to 2023: Natural gas distribution earnings decreased $1.6 million as a result of: • Revenue decreased $86.4 million. ◦ Largely from: ▪ Lower purchased natural gas sold and net environmental compliance of $105.8 million offset in expense, as described below. ▪ Absence of 2023 approved rate recovery of short-term debt interest expense of $3.2 million in Idaho related to increased gas costs in 2023. ▪ Absence of Washington excess deferred income tax settlement of $1.1 million. ▪ A 2.4 percent decrease in retail sales volumes to residential and commercial customer classes, offset in part by weather normalization and decoupling mechanisms of $4.2 million in certain jurisdictions. ◦ Partially offset by: ▪ Rate relief of $14.1 million primarily in North Dakota and South Dakota. ▪ Higher conservation revenues of $4.1 million that were offset in expense, as described below. ▪ Higher transportation volumes of $3.1 million due to 2.2 percent higher volumes, largely higher industrial customers, offset by lower electric generation. ▪ Decrease in Oregon natural gas cost sharing of $1.7 million. • Purchased natural gas sold decreased $105.8 million, largely due to lower commodity costs of $130.2 million and lower volumes of natural gas purchased of $23.6 million. These decreases were partially offset by net environmental compliance costs and emission allowance sales revenue of $48.0 million. • Operation and maintenance increased $11.5 million. ◦ Primarily due to: ▪ Higher conservation-related costs of $4.1 million which are recovered in rates, as discussed above. ▪ Higher contract services of $3.5 million, primarily due to consulting and legal fees largely related to rate case filings, and higher subcontractor payments. ▪ Higher payroll and benefit-related costs of $3.2 million. ▪ Higher software related expenses of $1.8 million. • Depreciation and amortization increased $6.7 million, primarily resulting from growth and replacement projects placed in service. • Taxes, other than income increased $800,000, primarily from higher payroll taxes of $1.0 million and higher property taxes of $500,000, partially offset by lower revenue-based taxes of $700,000, which are recovered in rates. • Other income increased $4.7 million. ◦ Due to higher interest income of $5.4 million, largely due to: ▪ Higher interest on regulatory deferral balances. ▪ Higher interest income associated with RNG projects of $2.2 million. ◦ Partially offset by higher pension expense of $1.1 million. • Interest expense increased $5.6 million, primarily from higher long-term debt balances from debt issued in 2023 and 2024 and higher commercial paper and revolving credit agreement balances, partially offset by lower short-term debt due to short term debt repayments. • Income tax expense increased $1.1 million largely the result of permanent tax adjustments. 2023 compared to 2022 Natural gas distribution earnings increased $3.3 million as a result of: • Revenue increased $13.7 million. ◦ Largely from: ▪ Rate relief of $7.9 million in Idaho and Washington, including the excess deferred income tax tariff settlement of $1.1 million in Washington. ▪ Increased revenue-based taxes recovered in rates of $6.1 million that were offset in expense, as described below. ▪ Higher basic service charges of $4.7 million. ▪ Higher transportation revenue of $3.8 million due to 13.5 percent higher volumes, largely higher electric generation. ▪ Approved rate recovery of short-term debt interest expense related to increased gas costs in Idaho of $3.2 million. ▪ Higher nonregulated revenue of $1.7 million, largely higher liquefied natural gas sales. ▪ Recovery of COVID-19 response costs, including bill assistance programs and waived late payment fees, in Oregon of $700,000. • Partially offset by: ◦ Lower purchased gas sold of $10.8 million, recovered in customer rates that was offset in expense, as described below. ◦ A 6.6 percent decrease in retail sales volumes to all customer classes, offset in part by weather normalization and decoupling mechanisms in certain jurisdictions. • Purchased natural gas sold decreased $11.0 million, primarily due to lower volumes of natural gas purchased of $59.8 million, largely offset by higher natural gas costs of $48.7 million as a result of higher market prices. Purchased natural gas sold includes the absence of the prior year disallowance of $845,000 ordered by the MNPUC. MDU Resources Group, Inc. Form 10-K 39

Index Part II • Operation and maintenance increased $14.4 million. ◦ Primarily due to: ▪ Higher payroll-related costs of $12.6 million, primarily higher employee incentive accruals and straight-time payroll. ▪ Increased uncollectible accounts expense of $1.6 million, largely due to higher revenue. ▪ Higher insurance expense of $1.0 million. ▪ Higher software related expenses of $900,000. ◦ Partially offset by: ▪ Lower contract services of $1.2 million, largely lower subcontract labor and consulting fees. ▪ Decreased other expenses, including regulatory deferrals, miscellaneous employee expenses, and gain on sale of the Company's customer service center. • Depreciation and amortization increased $5.9 million, primarily resulting from growth and replacement projects placed in service. • Taxes, other than income increased $4.1 million, largely from higher revenue-based taxes of $6.1 million which are recovered in rates, partially offset by lower property taxes due to lower assessed values of $2.3 million. • Other income increased $17.5 million. ◦ Driven by: ▪ Higher interest income of $11.3 million, largely related to purchased gas costs. ▪ Higher returns on the Company's nonqualified benefit plans of $6.9 million, as discussed in Note 9. ◦ Offset in part by higher pension and postretirement expense. • Interest expense increased $15.4 million, primarily from higher short-term and long-term debt balances from debt issued in 2023 and 2022 and higher interest rates, partially offset by higher AFUDC debt of $2.6 million, due to higher rates. • Income tax expense decreased $900,000 largely the result of higher permanent tax adjustments, partially offset by higher income before income taxes. Outlook In 2024, the utility business experienced rate base growth of 6.8 percent and expects these segments will grow rate base by approximately 7 percent to 8 percent annually over the next five years on a compound basis. Operations are spread across eight states where the Company expects customer growth to be higher than the national average. In 2024 and 2023, these segments experienced retail customer growth of approximately 1.4 percent and 1.3 percent, respectively, and the Company expects customer growth to continue to average 1 percent to 2 percent per year. This customer growth, along with system upgrades and replacements needed to supply safe and reliable service, will require investments in new and replacement electric and natural gas systems. These segments are exposed to energy price volatility and may be impacted by changes in oil and natural gas exploration and production activity. Rate schedules in the jurisdictions in which the Company's natural gas distribution segment operates contain clauses that permit the Company to file for rate adjustments for changes in the cost of purchased natural gas. Although changes in the price of natural gas are passed through to customers and have minimal impact on the Company's earnings, the natural gas distribution segment's customers benefit from lower natural gas prices through the Company's utilization of storage and fixed price contracts. In May 2022, the Company began construction of Heskett Unit 4, an 88-MW simple-cycle natural gas-fired combustion turbine peaking unit at the existing Heskett Station near Mandan, North Dakota. Heskett Unit 4 was in service and fully operational in July 2024. Existing and proposed emissions reduction plans from the EPA could require the owners of Coyote Station to incur significant new costs. The EPA's GHG and mercury emissions standards finalized in May 2024 would require additional pollution controls to operate beyond 2031 and 2027, respectively, with a potential extension to add pollution controls that may be granted. If the owners decide to incur such costs, the costs could, dependent on determination by state regulatory commissions on approval to recover such costs from customers, negatively impact the Company's results of operations, financial position and cash flows. On December 2, 2024, the EPA issued a final decision on the NDDEQ's state implementation plan, maintaining the proposed disapproval of the state's conclusion that no additional controls are warranted during this implementation period. The EPA did not issue a federal implementation plan in place of the state plan and would have two years from state plan disapproval to either propose a federal plan or approve a new state plan. Coyote Station co-owners filed a petition for review with the Eighth Circuit Court of Appeals on January 31, 2025, challenging EPA's NDDEQ state plan disapproval, and filed a petition for reconsideration with the EPA on February 6, 2025. The Company is one of four owners of Coyote Station and cannot make a unilateral decision on the plant's future; therefore, the Company could be negatively impacted by decisions of the other owners. The joint owners continue to collaborate in analyzing data and weighing decisions that impact the plant and its employees as well as each company's customers and communities served. 40 MDU Resources Group, Inc. Form 10-K

Index Part II On March 4, 2023, the Company began to provide power for Applied Digital's data center near Ellendale, North Dakota under an interim electric service agreement approved by the NDPSC, and on June 6, 2023, the NDPSC unanimously approved the Company's electric service agreement request. At full capacity, the data center requires 180 megawatts of electricity, which is the equivalent of about 28 percent of the Company's generation portfolio. Applied Digital's load is purchased from the MISO market and does not impact other customers' power supply. On October 2, 2023, the Company filed with the NDPSC an electric service agreement request to serve an additional 225 megawatt data center load with Applied Digital in its service territory, which was approved on May 23, 2024. On September 5, 2024, the Company filed an amendment to the electric service agreement previously approved by the NDPSC, increasing the service provided from 225 megawatts to 350 megawatts, which was approved on February 5, 2025. A portion of the additional data center load is expected to be online in 2025. On August 5, 2024, the Company filed a request with the SDPUC seeking approval on an electric service agreement to provide up to 50 megawatts of electricity to a data center near Leola, South Dakota. Construction on the data center is scheduled to begin in the spring of 2025, pending delays due to the development of new local siting requirements for the data center. The Infrastructure Investment and Jobs Act, commonly known as the Bipartisan Infrastructure Law, was enacted in the fourth quarter of 2021 and is providing long-term opportunities by designating funds for investments such as upgrades to electric and grid infrastructure, transportation systems, and electric vehicle infrastructure. In addition, the IRA provides $369 billion in new funding for clean energy programs. These programs include new tax incentives for solar, battery storage and hydrogen development along with funding to expand the production of electric vehicles and the build out of infrastructure to support electric vehicles. The Company is pursuing various opportunities under the Grid Resilience and Innovative Partnerships Program, which is a part of the Infrastructure Investment and Jobs Act, and is also pursuing a biogas property at the Knott Landfill site in Bend, Oregon which may qualify for an investment tax credit and clean fuel production credits as part of the IRA. The Company will continue to monitor additional opportunities from these legislative items. Legislation and rulemaking The Company continues to monitor legislation and rulemaking related to clean energy standards that may impact its segments. Below are some of the specific legislative actions the Company is monitoring. • In May 2024, the EPA published four final rules, three of which will impose stricter standards on GHG emissions from existing coal-fired and new natural gas-fired generation units, require a further reduction of mercury emissions from coal-fired generation units, and impose additional regulations around the storage and management of coal ash. The Electric Generation and Greenhouse Gas Rule establishes GHG emissions standards for new natural gas-fired electric generating units and existing coal units. It is anticipated this rule could affect Montana-Dakota’s jointly owned coal-fired units. The joint owners continue to evaluate compliance options. This rule is currently being challenged before the DC Circuit Court. Montana-Dakota is participating in this challenge. Though the case has been fully briefed and oral argument has taken place, the EPA has requested the court hold the case in abeyance in order to allow new leadership to review the underlying rule, which was granted by the court on February 19, 2025. The Mercury and Air Toxics Standards Rule tightens mercury emissions and non-mercury metals emissions standards for coal-fired generation facilities. The stricter mercury emissions limit for lignite-fired units will require Coyote Station to increase existing emission controls. In addition, Big Stone Station and Coyote Station must install particulate matter continuous emissions monitoring systems to monitor compliance with the revised non-mercury metals emission standard. Compliance with the revised emission standards and monitoring requirements must be demonstrated by May 7, 2027. This rule is likewise being challenged in the DC Circuit Court. The Legacy Coal Combustion Residuals Rule requires utilities to evaluate older coal ash disposal units at certain inactive and active electric generating facilities. Montana- Dakota must complete facility evaluations by February 8, 2027, to determine if legacy ash is present and assess the extent of ash on site. If legacy ash is present, Montana- Dakota must monitor and evaluate for potential impacts and may need to conduct additional closure and remediation. The cost of additional remediation or closure activities may be material. This rule also faces challenge in the DC Circuit Court. The fourth rule, the Effluent Limitations Guidelines Rule is not expected to have impacts on any owned or co-owned Montana-Dakota facilities. If the costs to comply with these rules are not fully recoverable from customers, they could have a material adverse effect on the Company's results of operations and cash flows. On January 20, 2025, President Trump released an Executive Order "Unleashing American Energy" that may impact these rules as it requires federal agencies within 30 days to review rules that potentially burden the development of domestic energy resources, and develop and implement action plans to suspend, revise or rescind the rules. • In Oregon, the Climate Protection Program Rule was approved in December 2021, which required natural gas companies to significantly reduce GHG emissions from customer use of natural gas starting in 2022. This rule was ultimately invalidated due to a procedural issue by the Oregon Court of Appeals, with final judgement issued in February 28, 2024. MDU Resources Group, Inc. Form 10-K 41

Index Part II On July 30, 2024, the ODEQ released the proposed new Climate Protection Program Rule. On November 21, 2024, the Oregon Environmental Quality Commission adopted the new Climate Protection Program Rule. Like the prior rule, natural gas companies are required to significantly reduce GHG emissions 50 percent below the baseline by 2035 and 90 percent below the baseline by 2050. Each year, ODEQ will distribute compliance instruments to the Company at no cost and will decline annually in step with the reduction from baseline. The first compliance period is three years, from 2025 to 2027, with compliance demonstrations required by December 9 of the year following the end of a compliance period. Compliance periods are two years in length thereafter. The Company intends to meet its obligations through surrendering no cost emissions allowances and will fill remaining compliance obligations by investing in additional customer conservation and energy efficiency programs, purchasing community climate investment credits, and purchasing low carbon fuels such as RNG. Cascade is evaluating customer bill impacts from the new rule. Cascade began incurring expenses in 2022 to comply with the prior Climate Protection Program Rule. The OPUC has authorized Cascade, through a deferred accounting order, to collect $4.2 million in actual 2022 and 2023 costs related to the prior Climate Protection Program Rule. The average residential customer will experience a monthly bill increase of $1.75 or 2.4 percent. Cascade also expects the compliance costs for the new Climate Protection Program Rule to be recovered through customer rates. On August 30, 2024, the Company filed a request for reauthorization of the use of deferred accounting for costs related to the decarbonization programs in Oregon. Due to the timing of regulatory recovery, future compliance obligation purchases could impact the Company's operating cash flow. For more information about this rule and associated compliance costs, see Items 1 and 2 - Business Properties. • In Washington, the Climate Commitment Act requires natural gas distribution companies to reduce overall GHG emissions 45 percent below 1990 levels by 2030, 70 percent below 1990 levels by 2040 and 95 percent below 1990 levels by 2050. The Company must demonstrate that it has met GHG emissions reduction goals through a combination of on-site emissions reductions and the use of approved allowances and offsets. Some emissions allowances are allocated by the Washington DOE to the Company at no cost and a portion of these are required to be sold at auction to generate revenue for the benefit of customers. The Company expects compliance costs for these regulations will be recovered through customer rates. It is projected customer bills could increase substantially as a result of the legislation. The WUTC has approved Cascade’s request for a deferred accounting order, which will allow Cascade to collect $20.6 million in compliance costs within a ten month recovery period from June 1, 2024 through March 31, 2025. Due to the timing of regulatory recovery, the purchase of allowances could impact the Company's operating cash flow. For more information about this rule and associated compliance costs, see Items 1 and 2 - Business Properties. • The Washington SBCC on November 28, 2023 and December 12, 2023, adopted residential and commercial building code amendments that will significantly limit the use of natural gas for space and water heating in new and retrofitted commercial and multifamily buildings and proposed the review of similar restrictions in the future for residential buildings. These amendments came after previous, similar state building code amendments were stayed by the SBCC after legal challenge by Cascade, along with two other local natural gas distribution companies in Washington and a coalition of homeowners, builders, and suppliers. Cascade did not believe such revisions addressed the issues which existed in the initial amendments. On May 15, 2024, the Company filed a joint complaint seeking declaratory and injunctive relief under federal law against the Washington SBCC's adoption of the Washington State Energy Code. Initiative Measure No. 2066, which was approved by voters, prohibits the Washington State Energy Code from "in any way prohibit, penalize, or discourage the use of gas for any form of heating, or for uses related to any appliance or equipment, in any building." It is being challenged in the King County Superior Court. The Building Association of Washington is concurrently litigating to enforce SBCC compliance with the initiative and is also active in the legal defense of Initiative Measure No. 2066 from activist litigation. • On March 6, 2024, the SEC issued Final Rule 33-11275 - The Enhancement and Standardization of Climate-Related Disclosures for Investors. This rule requires registrants to provide standardized disclosures in Form 10-K related to climate-related risks, Scope 1 and 2 GHG emissions, as well as to include in a footnote to the consolidated financial statements the financial impact of severe weather events and other natural conditions. The rule requires implementation in phases between 2025 and 2033. In April 2024, the SEC announced that it would voluntarily stay its final climate disclosure rules pending judicial review. The Company is evaluating the rule. 42 MDU Resources Group, Inc. Form 10-K

Index Part II Pipeline Strategy and challenges The pipeline segment provides natural gas transportation, underground storage and energy-related services, including cathodic protection, as discussed in Items 1 and 2 - Business Properties. The segment focuses on utilizing its extensive expertise in the design, construction and operation of energy infrastructure and related services to increase market share and profitability through optimization of existing operations, organic growth and investments in energy-related assets within or in close proximity to its current operating areas. The segment focuses on the continual safety and reliability of its systems, which entails building, operating and maintaining safe natural gas pipelines and facilities. The segment continues to evaluate growth opportunities including the expansion of natural gas facilities; incremental pipeline projects; and expansion of energy-related services leveraging on its core competencies. In support of this strategy, the Company completed the following growth projects in 2023 and 2024: • In November 2023, the Grasslands South Expansion project was placed in service. The project increased system capacity by 94 MMcf of natural gas per day. • In November 2023, the Line Section 15 Expansion project was placed in service and increased system capacity by 25 MMcf of natural gas per day. • In March 2024, the 2023 Line Section 27 Expansion project was placed in service and increased system capacity by 175 MMcf of natural gas per day. • In July 2024, the Line Section 28 Expansion project was placed in service and increased system capacity by 137 MMcf of natural gas per day. • In November 2024, the Company closed on the purchase of a 28-mile natural gas pipeline lateral in northwestern North Dakota. • In December 2024, the Wahpeton Expansion project was placed in service and increased system capacity by approximately 20 MMcf of natural gas per day. The segment is exposed to natural gas and oil price volatility including fluctuations in basis differentials. Legislative and regulatory initiatives on increased pipeline safety regulations and environmental matters such as the reduction of methane emissions could also impact the price and demand for natural gas. The pipeline segment is subject to extensive regulation related to certain operational and environmental compliance, cybersecurity, permit terms and system integrity. The Company continues to actively evaluate cybersecurity processes and procedures, including changes in the industry's cybersecurity regulations, for opportunities to further strengthen its cybersecurity protections. Implementation of enhancements and additional requirements is ongoing. The segment reviews and secures existing permits and easements, as well as new permits and easements as necessary, to meet current demand and future growth opportunities on an ongoing basis. The Company continues to actively manage the national supply chain challenges by working with its manufacturers and suppliers to help mitigate some of these risks on its business. The segment regularly experiences extended lead times on raw materials that are critical to the segment's construction and maintenance work which could delay maintenance work and construction projects potentially causing lost revenues and/or increased costs. The Company is partially mitigating these challenges by planning for extended lead times further in advance. The segment is currently experiencing inflationary pressures with increased raw material and contract services costs. The Company expects supply chain challenges and inflationary pressures to continue. The segment focuses on the recruitment and retention of a skilled workforce to remain competitive and provide services to its customers. The industry in which it operates relies on a skilled workforce to construct energy infrastructure and operate existing infrastructure in a safe manner. A shortage of skilled personnel can create a competitive labor market which could increase costs incurred by the segment. Competition from other pipeline companies can also have a negative impact on the segment. MDU Resources Group, Inc. Form 10-K 43

Index
Part II

Earnings overview **-** The following information summarizes the performance of the pipeline segment.

Years ended December 31,	2024	2023	2022	2024 vs. 2023 Variance	2023 vs. 2022 Variance
		(In millions)			
Operating revenues	**$ 211.8**	$ 177.6	$ 155.6	19 %	14 %
Operating expenses:					
Operation and maintenance	**75.7**	70.8	60.9	7 %	16 %
Depreciation and amortization	**29.4**	26.8	26.9	10 %	— %
Taxes, other than income	**12.2**	10.8	12.3	13 %	(12)%
Total operating expenses	**117.3**	108.4	100.1	8 %	8 %
Operating income	**94.5**	69.2	55.5	37 %	25 %
Other income	**6.5**	3.9	1.3	67 %	200 %
Interest expense	**15.5**	13.3	10.1	17 %	32 %
Income before income taxes	**85.5**	59.8	46.7	43 %	28 %
Income tax expense	**17.5**	12.4	10.5	41 %	18 %
Income from continuing operations	68.0	47.4	36.2	43 %	31 %
Discontinued operations, net of tax*	—	(.5)	(.9)	(100)%	(44)%
Net income	$ 68.0	$ 46.9	$ 35.3	45 %	33 %

*Discontinued operations includes interest on debt facilities repaid in connection with the Knife River separation.

Operating statistics

	2024	2023	2022
Transportation volumes (MMdk)	**613.2**	567.2	482.9
Customer natural gas storage balance (MMdk):			
Beginning of period	**37.7**	21.2	23.0
Net injection (withdrawal)	**6.4**	16.5	(1.8)
End of period	**44.1**	37.7	21.2

2024 compared to 2023 Pipeline earnings increased $21.1 million as a result of:

- Revenues increased $34.2 million.
  - Driven by increased transportation volumes, largely due to:
    - Increased transportation volumes and demand revenue from growth projects placed in service in November 2023 and throughout 2024 of $19.8 million.
  - Higher storage-related revenues of $7.1 million.
  - New transportation and storage rates effective August 1, 2023 of $6.7 million.
  - Partially offsetting these increases was an expired negotiated contract converted to tariff rate.
- Operation and maintenance increased $4.9 million.
  - Primarily due to:
    - Higher payroll-related costs of $3.9 million.
    - Higher materials, contract services and pipeline safety fees.
  - Partially offset by lower legal and consulting costs, due to absence of rate case related expenses.
- Depreciation and amortization increased $2.6 million due to higher plant balances associated with growth projects placed in-service, as previously discussed, partially offset by fully depreciated assets.
- Taxes, other than income increased $1.4 million, largely resulting from higher property taxes in Montana and North Dakota.
- Other income increased $2.6 million, primarily due to:
  - Proceeds received from a customer settlement of $2.0 million.
  - Higher interest income of $700,000.
- Interest expense in continuing operations increased $2.2 million, resulting from higher debt balances to fund capital expenditures, as previously discussed, partially offset by lower average debt rates.
- Income tax expense in continuing operations increased $5.1 million, largely due to higher income before income taxes, partially offset by a decrease in the state effective rate largely due to growth in North Dakota.

44 MDU Resources Group, Inc. Form 10-K

Index Part II 2023 compared to 2022 Pipeline earnings increased $11.6 million as a result of: • Revenues increased $22.0 million. ◦ Driven by increased transportation volume revenues, largely due to: ▪ Increased contracted volume commitments and a full year of benefit from the North Bakken Expansion project of $9.9 million. ▪ Increased transportation volumes and demand revenue from other organic growth projects placed in service in November 2023 and August 2022. ◦ New rates effective August 1, 2023, of $5.0 million. ◦ Higher storage-related revenues ◦ Higher non-regulated project revenues of $2.6 million. ◦ Partially offsetting these increases was the non-renewal of certain contracts. • Operation and maintenance increased $9.9 million. ◦ Primarily due to: ▪ Higher payroll-related costs of $6.9 million, largely related to lower incentive accruals and benefit-related costs. ▪ Higher non-regulated project costs of $1.2 million directly associated with higher non-regulated project revenues, as previously discussed. ▪ Higher contract services and insurance costs. • Depreciation and amortization decreased $100,000 due to fully depreciated plant, largely offset by higher plant balances associated with growth projects placed in-service, as previously discussed. • Taxes, other than income decreased $1.5 million, largely resulting from lower property taxes in Montana. • Other income increased $2.6 million, primarily due to: ◦ Higher returns on the Company's nonqualified benefit plan investments, as discussed in Note 9. ◦ Higher AFUDC of $800,000 for the construction of the company's growth projects. • Interest expense in continuing operations increased $3.2 million, resulting from higher average interest rates and higher debt balances to fund capital expenditures, partially offset by higher AFUDC, as previously discussed. • Income tax expense in continuing operations increased $1.9 million, largely due to higher income before income taxes, partially offset by permanent tax adjustments. Outlook The Company has continued to experience the effect of associated natural gas production in the Bakken, which has provided opportunities for organic growth projects and increased transportation demand. The completion of organic growth projects has contributed to higher volumes of natural gas the Company transports through its system. Bakken natural gas production is currently at or near record levels and the outlook remains positive with continued growth expected due to new oil wells and increasing gas to oil ratios. Increases in national and global natural gas supply have moderated pressure on natural gas prices and price volatility. While the Company believes there will continue to be varying pressures on natural gas production levels and prices, the long-term outlook for natural gas prices continues to provide growth opportunity for industrial supply and demand related projects and seasonal pricing differentials provide opportunities for natural gas storage services. The Company continues to monitor, evaluate and implement additional GHG emissions reduction strategies, including increased monitoring frequency and emission source control technologies to minimize potential risk. In 2024, the EPA published several final rules related to GHG emissions from the oil and natural gas industry. These rules update, strengthen and expand standards to reduce GHG emissions and other air pollutants from new and existing oil and gas facilities, revise the GHG reporting rules to improve the monitoring, measurement, calculation and reporting of GHG data, and incorporate the Waste Emissions Charge provisions from the IRA. The Company continues to monitor and assess these rulemakings and the potential impacts they may have on its business processes, current and future projects, results of operations and disclosures. The Company continues to focus on improving existing operations and growth opportunities through organic projects in all areas in which it operates, which includes additional projects with local distribution companies, Bakken area producers, electric generation customers and industrial customers in various stages of development, including: • Signed agreements for an expansion project, to serve a new electric generation facility in northwest North Dakota, with a targeted in-service date of late 2028. • Potential Bakken East Pipeline project, which could consist of 375 miles of pipeline construction from western North Dakota to the eastern part of the state. A non-binding open season for the project concluded on January 31, 2025. The Company is currently evaluating the results. See Capital Expenditures within this section for information on the expenditures related to these growth projects. MDU Resources Group, Inc. Form 10-K 45

Index
Part II

Other

Years ended December 31,	2024	2023	2022	2024 vs. 2023 Variance	2023 vs. 2022 Variance
		(In millions)			
Operating revenues	$ .2	$ .2	$ .1	— %	100 %
Operating expenses:					
Operation and maintenance	13.3	24.9	21.6	(47)%	15 %
Depreciation and amortization	2.2	4.1	4.4	(46)%	(7)%
Taxes, other than income	.4	.4	.3	— %	33 %
Total operating expenses	15.9	29.4	26.3	(46)%	12 %
Operating loss	(15.7)	(29.2)	(26.2)	(46)%	11 %
Gain on tax-free exchange of retained shares in Knife River	—	186.6	—	(100)%	100 %
Other income (expense)	16.6	16.4	(1.3)	1 %	NM
Interest expense	15.0	19.3	.5	(22)%	NM
Income (loss) before income taxes	(14.1)	154.5	(28.0)	(109)%	NM
Income tax benefit	(5.5)	(8.1)	(6.8)	(32)%	19 %
Income (loss) from continuing operations	(8.6)	162.6	(21.2)	(105)%	NM
Discontinued operations, net of tax	100.0	85.1	251.1	18 %	(66)%
Net income	$ 91.4	$ 247.7	$ 229.9	(63)%	8 %
NM - not meaningful					

The Company completed the separations of Knife River, its former construction materials and contracting segment, on May 31, 2023 and Everus, its former construction services segment, on October 31, 2024, into new independent publicly-traded companies. As a result of these separations, the historical results of operations for Knife River and Everus are shown in discontinued operations, net of tax, except for allocated general corporate overhead costs of the company, which did not meet the criteria for discontinued operations and are reflected in Other. Also included in discontinued operations are certain strategic initiative costs associated with the separations of Knife River and Everus.

Also included in Other is insurance activity at the Company's captive insurer and general and administrative costs and interest expense previously allocated to the exploration and production and refining businesses that did not meet the criteria for discontinued operations.

Other earnings decreased by $156.3 million from 2023, primarily due to the absence of the Company's 2023 gain of $186.6 million related to the tax-free exchange of its retained shares in Knife River. Partially offsetting the decrease in net income was lower operation and maintenance expense, largely a result of corporate overhead costs classified as continuing operations allocated to the construction materials business in 2023, which are not included in Other in 2024, and lower strategic initiative costs which did not meet the criteria for discontinued operations. Other also benefited from higher income from discontinued operations, as well as lower interest expense due to lower borrowings associated with funding strategic initiatives.

Intersegment Transactions

Amounts presented in the preceding tables will not agree with the Consolidated Statements of Income due to the Company's elimination of intersegment transactions. The amounts related to these items were as follows:

Years ended December 31,	2024	2023	2022
		(In millions)	
Intersegment transactions:			
Operating revenues	$ 69.6	$ 63.1	$ 59.3
Operation and maintenance	$ 0.7	$ 1.0	$ 1.1
Purchased natural gas sold	$ 68.9	$ 62.1	$ 58.2
Other income	$ 15.4	$ 13.6	$ 0.6
Interest expense	$ 15.4	$ 13.6	$ 0.6

For more information on intersegment eliminations, see Item 8 - Note 17.

46 MDU Resources Group, Inc. Form 10-K

Index

Part II

Liquidity and Capital Commitments

At December 31, 2024, the Company had cash, cash equivalents and restricted cash of $66.9 million and available borrowing capacity of $484.6 million under the outstanding credit facilities of the Company and its subsidiaries. The Company expects to meet its obligations for debt maturing within one year and its other operating and capital requirements from various sources, including internally generated funds; credit facilities and commercial paper of the Company and its subsidiaries, as described in Capital resources; and issuance of debt and equity securities if necessary.

Cash flows

Years ended December 31,	2024	2023	2022
		(In millions)	
Net cash provided by (used in)			
Operating activities	$ 502.3	$ 332.6	$ 510.0
Investing activities	(552.7)	(540.7)	(638.9)
Financing activities	40.3	204.6	155.2
(Decrease) increase in cash, cash equivalents and restricted cash	(10.1)	(3.5)	26.3
Cash, cash equivalents and restricted cash -- beginning of year	77.0	80.5	54.2
Cash, cash equivalents and restricted cash -- end of year	$ 66.9	$ 77.0	$ 80.5

Operating activities

Years ended December 31,	2024	2023	2022	2024 vs. 2023 Variance	2023 vs. 2022 Variance
			(In millions)		
Income from continuing operations	$ 181.1	$ 330.1	$ 117.3	$ (149.0)	$ 212.8
Adjustments to reconcile net income to net cash provided by operating activities	190.2	3.3	225.8	186.9	(222.5)
Changes in current assets and current liabilities, net of acquisitions:					
Receivables	(30.3)	79.1	(91.2)	(109.4)	170.3
Inventories	.2	(21.7)	.2	21.9	(21.9)
Other current assets	81.0	(48.5)	14.5	129.5	(63.0)
Accounts payable	(.4)	(87.2)	84.6	86.8	(171.8)
Other current liabilities	(5.3)	73.4	(26.9)	(78.7)	100.3
Pension and postretirement benefit plan contributions	(3.0)	(7.6)	(.1)	4.6	(7.5)
Other noncurrent changes	(1.7)	(15.6)	(2.6)	13.9	(13.0)
Net cash provided by continuing operations	411.8	305.3	321.6	106.5	(16.3)
Net cash provided by discontinued operations	90.5	27.3	188.4	63.2	(161.1)
Net cash provided by operating activities	$ 502.3	$ 332.6	$ 510.0	$ 169.7	$ (177.4)

The changes in cash flows from operating activities generally follow the results of operations as discussed in Business Segment Financial and Operating Data and are affected by changes in working capital.

The increase in cash flows provided by operating activities in 2024 from 2023 was largely driven by an increase in cash from other current assets, primarily the collection of purchased gas cost and fuel cost adjustment balances at the natural gas distribution and electric businesses. Also contributing was lower cash used in accounts payable, primarily related to the payment of natural gas costs at the natural gas distribution business, and higher cash provided by discontinued operations in 2024. Partially offsetting these items was a decrease of cash from accounts receivable, largely due to lower gas costs in 2024 compared to 2023 at the natural gas distribution business.

The decrease in cash flows provided by operating activities in 2023 from 2022 was largely driven by the payment of increased natural gas costs and the purchase/sale of environmental allowances in 2023, as discussed in Note 7, all at the natural gas distribution business. Also contributing were lower cash provided by discontinued operations, primarily cash used at Knife River in the five months of 2023 compared to cash provided by Knife River in the twelve months of 2022 and higher costs incurred in 2023 associated with the Knife River separation. Partially offsetting these items was higher cash from receivables due to the timing of collection of accounts receivable from customers at the natural gas distribution business.

MDU Resources Group, Inc. Form 10-K **47**

Index
Part II

Investing activities

Years ended December 31,	2024	2023	2022	2024 vs. 2023 Variance	2023 vs. 2022 Variance
			(In millions)		
Capital expenditures	**$ (522.8)**	$ (484.1)	$ (442.5)	$ (38.7)	$ (41.6)
Net proceeds from sale or disposition of property	**0.7**	0.2	—	.5	.2
Cost of removal, net of salvage value	**(5.5)**	1.2	(11.8)	(6.7)	13.0
Investments	**(5.2)**	(2.4)	(2.6)	(2.8)	.2
Proceeds from investment cost basis withdrawal	**9.0**	20.0	—	(11.0)	20.0
Net cash used in continuing operations	**(523.8)**	(465.1)	(456.9)	(58.7)	(8.2)
Net cash used in discontinued operations	**(28.9)**	(75.6)	(182.0)	46.7	106.4
Net cash used in investing activities	**$ (552.7)**	$ (540.7)	$ (638.9)	$ (12.0)	$ 98.2

The increase in cash used in investing activities in 2024 from 2023 was primarily due to higher capital expenditures at the natural gas distribution business, increased capital expenditures at the pipeline businesses for its expansion projects and lower receipt of proceeds from the withdrawal of cost basis from insurance policies in 2024 than in 2023. This was largely offset by lower cash used in discontinued operations due to activity for Everus for ten months in 2024 compared to the full year in 2023 and Knife River activity for five months in 2023.

The decrease in cash used in investing activities in 2023 from 2022 was primarily the result of lower cash used in discontinued operations due to Knife River activity in the five months of 2023 versus twelve months of 2022, the receipt of proceeds from the withdrawal of cost basis from insurance policies in 2023, and the absence of 2022 plant removal costs at the electric business. This was partially offset by higher capital expenditures at the pipeline business for its expansion projects and increased capital expenditures at the natural gas distribution business, primarily higher natural gas distribution system improvements related to increased capacity, largely offset by lower capital expenditures for electric production and transmission projects.

Financing activities

Years ended December 31,	2024	2023	2022	2024 vs. 2023 Variance	2023 vs. 2022 Variance
			(In millions)		
Issuance of short-term borrowings	**$ —**	$ 810.0	$ 11.5	$ (810.0)	$ 798.5
Repayment of short-term borrowings	**(95.0)**	(433.9)	—	338.9	(433.9)
Issuance of long-term debt	**308.6**	594.7	215.0	(286.1)	379.7
Repayment of long-term debt	**(182.1)**	(568.9)	(38.8)	386.8	(530.1)
Debt issuance costs	**(2.5)**	(2.5)	(1.1)	—	(1.4)
Costs of issuance of common stock	**(.1)**	—	(.2)	(.1)	.2
Dividends paid	**(102.9)**	(161.3)	(176.9)	58.4	15.6
Repurchase of common stock	**—**	(4.8)	(7.4)	4.8	2.6
Tax withholding on stock-based compensation	**(2.6)**	(3.1)	(4.9)	.5	1.8
Net cash (used in) provided by continuing operations	**(76.6)**	230.2	(2.8)	(306.8)	233.0
Net cash provided by (used in) discontinued operations	**116.9**	(25.6)	158.0	142.5	(183.6)
Net cash provided by financing activities	**$ 40.3**	$ 204.6	$ 155.2	$ (164.3)	$ 49.4

The decrease in cash provided by financing activities in 2024 from 2023 was primarily due to the absence of the 2023 issuance of short-term borrowings associated with the debt for equity exchange of the Knife River retained shares, as well as the absence of the 2023 issuance of short-term borrowings at the natural gas distribution business used to fund higher natural gas costs. Further driving the decrease was lower issuance of long-term debt, primarily the absence of the 2023 issuances by the Company, largely used to replace the Centennial debt. Partially offsetting these items was the absence of higher repayments in 2023 of long-term and short-term borrowings, as Centennial repaid all of its outstanding debt in the second quarter of 2023 due to the Knife River separation, and increased cash provided by discontinued operations. In addition, lower dividends were paid in 2024 due to a change in the targeted dividend payout ratio after the Knife River separation.

The increase in cash provided by financing activities in 2023 from 2022 was primarily due to higher issuance of short-term borrowings associated with the debt for equity exchange of the Knife River retained shares, as well as the issuance of short-term borrowings at the natural gas distribution business to fund higher natural gas costs. Also contributing was higher issuance of long-term debt at the Company to replace the Centennial debt repayment and to fund capital expenditures. Partially offsetting the increase was higher repayments of short-term and long-term debt at the natural gas distribution businesses. In addition, due to the Knife River separation, Centennial repaid all of its outstanding debt in the second quarter of 2023, which was facilitated by the Knife River repayment and the Company entering into various new debt instruments. Refer to Note 3 for additional information related to the repayment of debt associated with the Knife River separation. The variance of cash used in discontinued operations in 2023 compared to cash provided by discontinued operations in 2022 also contributed to the increase offset.

48 MDU Resources Group, Inc. Form 10-K

Index

Part II

Defined benefit pension plans

The Company has noncontributory qualified defined benefit pension plans for certain employees. Plan assets consist of investments in equity and fixed-income securities. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to the pension plans. Actuarial assumptions include assumptions about the discount rate and expected return on plan assets. For 2024, the Company assumed a long-term rate of return on its qualified defined pension plan assets of 6.5 percent. Due to a difference between the actual and assumed long-term rate of return the Company experienced a decrease in the qualified defined pension plan assets. Differences between actuarial assumptions and actual plan results are deferred and amortized into expense when the accumulated differences exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. Therefore, this change in asset values will be reflected in future expenses of the plans beginning in 2025. The funded status of the plans improved $2.3 million from prior year, primarily from liability gains due to a higher discount rate.

At December 31, 2024, the pension plans' accumulated benefit obligations exceeded these plans' assets by approximately $24.7 million. Pretax pension expense reflected in the Consolidated Statements of Income for the year ended December 31, 2024 was $835,000. Pretax pension income reflected in the Consolidated Statements of Income for the years ended December 31, 2023 and 2022, was $580,000 and $2.3 million, respectively. The Company's pension expense is currently projected to be approximately $3.4 million in 2025. Funding for the pension plans is actuarially determined. The Company expects to contribute the minimum funding requirement of $1.7 million in 2025. For the year ended December 31, 2024, the Company contributed the minimum funding requirement of $2.9 million. There were no minimum required contributions for the years ended December 31, 2023, or 2022 due to an additional contribution of $20.0 million in 2019, which created prefunding credits that were used in future periods. For more information on the Company's pension plans, see Item 8 - Note 18.

Capital expenditures

The Company's capital expenditures, excluding discontinued operations, for 2022 through 2024 and as anticipated for 2025 through 2027 are summarized in the following table.

	Actual (b)			Estimated		
	2022	2023	**2024** (c)	2025	2026	2027
			(In millions)			
Capital expenditures:						
Electric	$ 134	$ 110	**$ 116**	$ 154	$ 494	$ 205
Natural gas distribution	240	275	**285**	310	258	293
Pipeline	62	116	**127**	69	59	95
Total capital expenditures (a)(d)	$ 436	$ 501	**$ 528**	$ 533	$ 811	$ 593

(a) Capital expenditures for 2022 and 2023 are reported as gross capital expenditures. Capital expenditures for 2024, and estimated expenditures for 2025 through 2027 are reported on a net basis.
(b) Capital expenditures for 2024, 2023 and 2022 include noncash transactions such as capital expenditure-related accounts payable and AFUDC totaling $7.1 million, $(13.6) million and $4.4 million, respectively.
(c) 2024 capital expenditures were funded by cash provided from operating activities, long-term debt issuances and borrowings under credit facilities and issuance of commercial paper of the Company and its subsidiaries.
(d) Excludes Other category.

Planned utility investments in the Company's estimated capital expenditures for 2025 through 2027 include construction of electric transmission lines and substations, as well as natural gas delivery infrastructure, to serve a customer base that is expected to continue growing at 1 percent to 2 percent annually over the next five years, construction of JETx, power generation projects, and replace and modernize existing electric and natural gas utility infrastructure to ensure continued safe and reliable service to customers. At the pipeline business, the Company will focus on system growth to expand natural gas transmission capacity. A number of projects are included in the planned investments. For more information on the Company's growth projects, see Business Segment Financial and Operating Data.

Other estimated capital expenditures for the years 2025 through 2027 include those for:

- System upgrades
- Routine replacements
- Service extensions
- RNG infrastructure projects
- Routine equipment maintenance and replacements
- Buildings, land and building improvements
- Pipeline and natural gas storage projects
- Transmission opportunities
- Environmental upgrades
- Other growth opportunities

MDU Resources Group, Inc. Form 10-K **49**

Index Part II The Company continues to evaluate potential future acquisitions and other growth opportunities that would be incremental to the outlined capital program; however, they are dependent upon the availability of economic opportunities and, as a result, capital expenditures may vary significantly from the estimates in the preceding table. The Company continuously monitors its capital expenditures for project delays and changes in economic viability and adjusts as necessary. It is anticipated that all of the funds required for capital expenditures for the years 2025 through 2027 will be funded by various sources, including internally generated funds; credit facilities and commercial paper of the Company and its subsidiaries, as described later; and issuance of debt and equity securities if necessary. Capital resources The Company requires significant cash to support and grow its businesses. The primary sources of cash other than cash generated from operating activities are cash from revolving credit facilities, the issuance of long-term debt and the sale of equity securities. Debt resources Certain debt instruments of the Company and its subsidiaries contain restrictive and financial covenants and cross-default provisions. In order to borrow under the respective debt agreements, the Company and its subsidiaries must be in compliance with the applicable covenants and certain other conditions, all of which the Company and its subsidiaries, as applicable, were in compliance with at December 31, 2024. In the event the Company or its subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued. As of December 31, 2024, the Company had investment grade credit ratings at all entities issuing debt which carried public ratings. For more information on the covenants, certain other conditions and cross-default provisions, see Item 8 - Note 10. Total equity as a percent of total capitalization was 54 percent at December 31, 2024 and 55 percent at December 31, 2023. This ratio is calculated as the Company's total equity, divided by the Company's total capital. Total capital is the Company's total debt, including debt in discontinued operations and including short-term borrowings and long-term debt due within 12 months, plus total equity. Management believes this ratio is an indicator of how the Company is financing its operations, as well as its financial strength. The following table summarizes the outstanding revolving credit facilities of the Company's subsidiaries at December 31, 2024: Company Facility Facility Limit Amount Outstanding Letters of Credit Expiration Date (In millions) Montana-Dakota Utilities Co. Commercial paper/Revolving credit agreement (a) $ 200.0 $ 81.4 $ — 10/18/28 Cascade Natural Gas Corporation Revolving credit agreement $ 175.0 (b) $ 64.6 $ 2.2 (c) 6/20/29 Intermountain Gas Company Revolving credit agreement $ 175.0 (b) $ 105.1 $ — 6/20/29 MDU Resources Group, Inc. Revolving credit agreement $ 200.0 (d) $ — $ 12.1 (c) 5/31/28 (a) The commercial paper program is supported by a revolving credit agreement with various banks (provisions allow for increased borrowings, at the option of Montana-Dakota on stated conditions, up to a maximum of $250.0 million). At December 31, 2024, there were no amounts outstanding under the revolving credit agreement. (b) Certain provisions allow for increased borrowings, up to a maximum of $225.0 million. (c) Outstanding letter(s) of credit reduce the amount available under the credit agreement. (d) Certain provisions allow for increased borrowings, up to a maximum of $250.0 million. Montana-Dakota On October 18, 2023, Montana-Dakota amended and restated its revolving credit agreement to increase the borrowing capacity to $200.0 million and extend the maturity date to October 18, 2028. Montana-Dakota's revolving credit agreement supports its commercial paper program. While the amount of commercial paper outstanding does not reduce available capacity under the revolving credit agreement, Montana-Dakota does not issue commercial paper in an aggregate amount exceeding the available capacity under the credit agreement. The commercial paper and revolving credit agreement borrowings may vary during the period, largely the result of fluctuations in working capital requirements due to the seasonality of certain operations of Montana-Dakota. Commercial paper borrowings under this agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued commercial paper borrowings. The credit agreement contains customary covenants and provisions, including covenants of Montana-Dakota not to permit, as of the end of any fiscal quarter, the ratio of funded debt to total capitalization (determined on a consolidated basis) to be greater than 65 percent. Other covenants include limitations on the sale of certain assets and on the making of certain loans and investments. On July 11, 2024, Montana-Dakota issued $125.0 million of senior notes under a note purchase agreement with maturity dates ranging from July 11, 2039 to July 11, 2054, at a weighted average interest rate of 5.96 percent. The agreement contains customary covenants and provisions, including a covenant of Montana-Dakota not to permit, at any time, the ratio of total debt to capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments. Cascade On June 20, 2024, Cascade amended and restated its revolving credit agreement to increase the borrowing capacity from $100.0 million to $175.0 million and extend the maturity date to June 20, 2029. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments. 50 MDU Resources Group, Inc. Form 10-K

Index Part II On January 20, 2023, Cascade entered into a $150.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. On December 5, 2023, Cascade paid down $100.0 million of the outstanding balance, with the final $50.0 million repayment made on January 19, 2024. Intermountain On June 20, 2024, Intermountain amended and restated its revolving credit agreement to increase the borrowing capacity from $100.0 million to $175.0 million and extend the maturity date to June 20, 2029. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long- term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments. On January 20, 2023, Intermountain entered into a $125.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. In March, April and May 2023, Intermountain paid down $20.0 million, $30.0 million and $30.0 million, respectively, of the outstanding balance, with the final $45.0 million repayment made on January 19, 2024. MDU Resources Group, Inc. On May 31, 2023, the Company entered into a $200.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2028. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments. On May 31, 2023, the Company entered into a $375.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2025. On November 15, 2023, the Company paid down $185.0 million of this term loan. On November 1, 2024, the Company repaid its remaining outstanding balance of $190.0 million and the term loan agreement subsequently terminated. The Company's repayment was funded by the Everus repayment of debt in connection with the separation. On May 31, 2023, the Company entered into a $150.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 29, 2024. At December 31, 2023, the Company had no amount outstanding, which remained that way until this agreement matured and subsequently terminated in May 2024. WBI Energy Transmission WBI Energy Transmission has a $350.0 million uncommitted note purchase and private shelf agreement with an expiration date of December 22, 2025. WBI Energy Transmission had $235.0 million of notes outstanding at December 31, 2024, which reduced the remaining capacity under this uncommitted private shelf agreement to $115.0 million. This agreement contains customary covenants and provisions, including a covenant of WBI Energy Transmission not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 55 percent. Other covenants include a limitation on priority debt, restrictions on the sale of certain assets and the making of certain investments. On April 1, 2024, WBI Energy Transmission entered into a $60.0 million term loan agreement with an interest rate of 4.52 percent and a maturity date of April 1, 2039, with the principal to be repaid in equal annual installments of $4.0 million each, beginning March 2025 and continuing through the maturity date. The agreement contains customary covenants and provisions, including a covenant of WBI Energy Transmission not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments. Dividend restrictions For information on the Company's dividends and dividend restrictions, see Item 8 - Note 12. MDU Resources Group, Inc. Form 10-K 51

Index
Part II

Material cash requirements

For more information on the Company's contractual obligations on long-term debt, operating leases and purchase commitments, see Item 8 - Notes 10 and 21. At December 31, 2024, the Company's material cash requirements under these obligations were as follows:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
			(In millions)		
Long-term debt maturities*	$ 161.7	$ 169.4	$ 405.5	$ 1,562.4	$ 2,299.0
Estimated interest payments**	107.8	194.8	167.5	901.3	1,371.4
Operating leases	3.0	4.7	3.1	20.8	31.6
Purchase commitments	658.0	521.1	324.7	1,221.1	2,724.9
	$ 930.5	$ 890.0	$ 900.8	$ 3,705.6	$ 6,426.9

* Unamortized debt issuance costs and discount are excluded from the table.
** Represents the estimated interest payments associated with the Company's long-term debt outstanding at December 31, 2024, assuming current interest rates and consistent amounts outstanding until their respective maturity dates over the periods indicated in the table above.

Material short-term cash requirements of the Company include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2024, the current portion of asset retirement obligations was $296,000 and was included in Other accrued liabilities on the Consolidated Balance Sheets.

Material long-term cash requirements of the Company include repayment of outstanding borrowings and interest payments on those agreements, payments on operating lease agreements, payment of obligations on purchase commitments and asset retirement obligations. At December 31, 2024, the Company had total liabilities of $406.6 million related to asset retirement obligations that are excluded from the table above. Due to the nature of these obligations, the Company cannot determine precisely when the payments will be made to settle these obligations. For more information, see Item 8 - Note 11.

Not reflected in the previous table are $1.4 million in uncertain tax positions at December 31, 2024.

The Company's minimum funding requirements for its defined benefit pension plans for 2025, which are not reflected in the previous table, is $1.7 million. For information on potential contributions above the funding minimum requirements, see item 8 - Note 18.

The Company's MEPP contributions are based on union employee payroll, which cannot be determined in advance for future periods. The Company may also be required to make additional contributions to its MEPP as a result of its funded status. For more information, see Item 1A - Risk Factors and Item 8 - Note 18.

New Accounting Standards

For information regarding new accounting standards, see Item 8 - Note 2, which is incorporated herein by reference.

Critical Accounting Estimates

The Company has prepared its financial statements in conformity with GAAP. The preparation of its financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Management reviews these estimates and assumptions based on historical experience, changes in business conditions and other relevant factors believed to be reasonable under the circumstances.

Critical accounting estimates are defined as estimates that require management to make assumptions about matters that are uncertain at the time the estimate was made and changes in the estimates could have a material impact on the Company's financial position or results of operations. The Company's critical accounting estimates are subject to judgments and uncertainties that affect the application of its significant accounting policies discussed in Item 8 - Note 2. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, the Company's financial position or results of operations may be materially different when reported under different conditions or when using different assumptions in the application of the following critical accounting estimates.

52 MDU Resources Group, Inc. Form 10-K

Index Part II Goodwill The Company performs its goodwill impairment testing annually in the fourth quarter. In addition, the test is performed on an interim basis whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. Examples of such events or circumstances may include a significant adverse change in business climate, weakness in an industry in which the Company's reporting units operate or recent significant cash or operating losses with expectations that those losses will continue. The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. As of December 31, 2024, the only operating segment with goodwill was the natural gas distribution segment. For more information on the Company's operating segments, see Item 8 - Note 17. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2024, 2023 and 2022, there were no impairment losses recorded. At October 31, 2024, the Company's annual impairment testing indicated there was no impairment at its natural gas distribution reporting unit or Everus, its former construction services reporting unit. The estimated fair value of the natural gas distribution reporting unit substantially exceeded its carrying value ("cushion"), which includes $345.7 million of goodwill, by approximately 31 percent. The increase in the natural gas distribution reporting unit's cushion from the prior year was primarily attributable to the risk adjusted cost of capital decreasing from 6.7 percent in 2023 to 5.9 percent in 2024, which directly correlates with the treasury rates at the date of the test. Determining the fair value of a reporting unit requires judgment and the use of significant estimates which include assumptions about the Company's future revenue, profitability and cash flows, long-term growth rates, amount and timing of estimated capital expenditures, inflation rates, risk adjusted cost of capital, operational plans, and current and future economic conditions, among others. The fair value of each reporting unit is determined using a weighted combination of income and market approaches. The Company believes that the estimates and assumptions used in its impairment assessments are reasonable and based on available market information. The Company uses a discounted cash flow methodology for its income approach. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specified period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate which reflects the best estimate of the risk adjusted cost of capital at each reporting unit. The risk adjusted cost of capital was 5.9 percent, 6.7 percent and 6.4 percent for 2024, 2023 and 2022, respectively for its natural gas distribution reporting unit. Under the market approach, the Company estimates fair value using various multiples derived from enterprise value to EBITDA for comparative peer companies. These multiples are applied to operating data to arrive at an indication of fair value. In addition, the Company also uses a rate base multiple, based on recent comparable industry transactions. With the exception of the rate base trading multiple, the Company adds a reasonable control premium when calculating the fair value utilizing the peer multiples, which is estimated as the premium that would be received in a sale in an orderly transaction between market participants. The Company used a 20 percent control premium in 2024, 2023 and 2022. The Company uses significant judgment in estimating its five-year forecast. The assumptions underlying cash flow projections are in sync as applicable with the Company's strategy and assumptions. Future projections are heavily correlated with the current year results of operations. Future results of operations may vary due to economic and financial impacts. The long-term growth rates are developed by management based on industry data, management's knowledge of the industry and management's strategic plans, which was 3.0 percent in 2024 and 2023 and 2.85 percent in 2022. Regulatory accounting The Company is subject to rate regulation by state public service commissions and/or the FERC. Regulatory assets generally represent incurred or accrued costs that have been deferred and are expected to be recovered in rates charged to customers. Regulatory liabilities generally represent amounts that are expected to be refunded to customers in future rates or amounts collected in current rates for future costs. Management continually assesses the likelihood of recovery in future rates of incurred costs and refunds to customers associated with regulatory assets and liabilities. Decisions made by the various regulatory agencies can directly impact the amount and timing of these items. Therefore, expected recovery or refund of these deferred items generally is based on specific ratemaking decisions or precedent for each item. If future recovery of costs is no longer probable, the Company would be required to include those costs in the statement of income or accumulated other comprehensive loss in the period in which it is no longer deemed probable. The Company believes that the accounting subject to rate regulation remains appropriate and its regulatory assets are probable of recovery in current rates or in future rate proceedings. At December 31, 2024 and 2023, the Company's regulatory assets were $537.8 million and $619.6 million, respectively, and regulatory liabilities were $596.3 million and $591.8 million, respectively. At December 31, 2024 and 2023, regulatory assets in recovery were $478.5 million and $496.1 million, respectively, and regulatory assets not in recovery were $59.3 million and $123.5 million, respectively. MDU Resources Group, Inc. Form 10-K 53

Index Part II Revenue recognition Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The recognition of revenue requires the Company to make estimates and assumptions that affect the reported amounts of revenue. The accuracy of revenues reported on the Consolidated Financial Statements depends on, among other things, management's estimates of total costs to complete projects because the Company used the cost-to-cost measure of progress on construction contracts for revenue recognition. For the years ended December 31, 2024, 2023 and 2022, the Company's total construction contract revenue, was $2.3 billion, $2.8 billion and $2.6 billion, respectively, which is reflected is discontinued operations due to the separations of Knife River and Everus. To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgment and the decision to combine a group of contracts or separate the combined or single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. For most contracts, the customer contracts with the Company to provide a significant service of integrating a complex set of tasks and components into a single project. Hence, the Company's contracts are generally accounted for as one performance obligation. The Company recognized construction contract revenue over time using an input method based on the cost-to-cost measure of progress for contracts because it best depicts the transfer of assets to the customer which occurs as the Company incurs costs on the contract. Under the cost-to-cost measure of progress, the costs incurred are compared with total estimated costs of a performance obligation. Revenues are recorded proportionately to the costs incurred. This method depends largely on the ability to make reasonably dependable estimates related to the extent of progress toward completion of the contract, contract revenues and contract costs. Since contract prices are generally set before the work is performed, the estimates pertaining to every project could contain significant unknown risks such as volatile labor, material and fuel costs, weather delays, adverse project site conditions, unforeseen actions by regulatory agencies, performance by subcontractors, job management and relations with project owners. Changes in estimates could have a material effect on the Company's results of operations, financial position and cash flows. Several factors were evaluated in determining the bid price for contract work. These include, but are not limited to, the complexities of the job, past history performing similar types of work, seasonal weather patterns, competition and market conditions, job site conditions, work force safety, reputation of the project owner, availability of labor, materials and fuel, project location and project completion dates. As a project commences, estimates were continually monitored and revised as information became available and actual costs and conditions surrounding the job became known. If a loss was anticipated on a contract, the loss was immediately recognized. Contracts are often modified to account for changes in contract specifications and requirements. The Company considered contract modifications to exist when the modification either created new or changes the existing enforceable rights and obligations. Generally, contract modifications were for goods or services that are not distinct from the existing contract due to the significant integration of services provided in the context of the contract and were accounted for as if they were part of that existing contract. The effect of a contract modification on the transaction price and the measure of progress for the performance obligation to which it relates, was recognized as an adjustment to revenue on a cumulative catch-up basis. The Company's construction contracts generally contained variable consideration including liquidated damages, performance bonuses or incentives, claims, unpriced change orders and penalties or index pricing. The variable amounts usually arose upon achievement of certain performance metrics or change in project scope. The Company estimated the amount of revenue to be recognized on variable consideration using one of the two prescribed estimation methods, the expected value method or the most likely amount method, depending on which method best predicted the most likely amount of consideration the Company expected to be entitled to or expected to incur. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration were made during the contract performance period. Estimates of variable consideration and assessment of anticipated performance and all information (historical, current and forecasted) that was reasonably available to management. The Company only included variable consideration in the estimated transaction price to the extent it was probable that a significant reversal of cumulative revenue recognized would not occur or when the uncertainty associated with the variable consideration was resolved. Changes in circumstances could have impacted management's estimates made in determining the value of variable consideration recorded. When determining if the variable consideration was constrained, the Company considered if factors existed that could increase the likelihood of the magnitude of a potential reversal of revenue. The Company updated its estimate of the transaction price each reporting period and the effect of variable consideration on the transaction price was recognized as an adjustment to revenue on a cumulative catch-up basis. The Company believes its estimates surrounding the cost-to-cost method are reasonable based on the information that is known when the estimates are made. The Company has contract administration, accounting and management control systems in place that allow its estimates to be updated and monitored on a regular basis. Because of the many factors that are evaluated in determining bid prices, it is inherent that the Company's estimates have changed in the past as new information became available for each job. Pension and other postretirement benefits The Company has noncontributory defined benefit pension plans and other postretirement benefit plans for certain eligible employees. Various actuarial assumptions are used in calculating the benefit expense (income) and liability (asset) related to these plans. Costs of providing pension and other postretirement benefits bear the risk of change, as they are dependent upon numerous factors based on assumptions of future conditions. 54 MDU Resources Group, Inc. Form 10-K

Index

Part II

The Company makes various assumptions when determining plan costs, including the current discount rates and the expected long-term return on plan assets, actuarially determined mortality data and health care cost trend rates. In selecting the expected long-term return on plan assets, which is considered to be one of the key variables in determining benefit expense or income, the Company considers historical returns, current market conditions, the mix of investments and expected future market trends, including changes in interest rates and equity and bond market performance. Another key variable in determining benefit expense or income is the discount rate. In selecting the discount rate, the Company matches forecasted future cash flows of the pension and postretirement plans to a yield curve which consists of a hypothetical portfolio of high-quality corporate bonds with varying maturity dates, as well as other factors, as a basis. The Company's pension and other postretirement benefit plan assets are primarily made up of equity and fixed-income investments. Fluctuations in actual equity and bond market returns, as well as changes in general interest rates, may result in increased or decreased pension and other postretirement benefit costs in the future. Health care cost trend rates are determined by historical and future trends.

The Company believes the estimates made for its pension and other postretirement benefits are reasonable based on the information that is known when the estimates are made. These estimates and assumptions are subject to a number of variables and are expected to change in the future. Estimates and assumptions will be affected by changes in the discount rate, the expected long-term return on plan assets and health care cost trend rates. A 50 basis point change in the assumed discount rate and the expected long-term return on plan assets would have had the following effects at December 31, 2024:

	Pension Benefits		Other Postretirement Benefits	
	50 Basis Point Increase	50 Basis Point Decrease	50 Basis Point Increase	50 Basis Point Decrease
Discount rate		(In millions)		
Projected benefit obligation as of December 31, 2024	$ (10.5)	$ 11.3	$ (1.5)	$ 1.6
Net periodic benefit cost (credit) for 2025	$ .1	$ (.1)	$ (.2)	$ .2
Expected long-term return on plan assets				
Net periodic benefit cost (credit) for 2025	$ (1.3)	$ 1.3	$ (.4)	$ .4

A 100 basis point change in the assumed health care cost trend rates would have had the following effects at December 31, 2024:

	100 Basis Point Increase	100 Basis Point Decrease
	(In millions)	
Service and interest cost components for 2025	$ —	$ —
Postretirement benefit obligation as of December 31, 2024	$ 0.3	$ (0.3)

The Company plans to continue to use its current methodologies to determine plan costs. For more information on the assumptions used in determining plan costs, see Item 8 - Note 18.

Income taxes

The Company is required to make judgments regarding the potential tax effects of various financial transactions and ongoing operations to estimate the Company's obligation to taxing authorities. These tax obligations include income, property, franchise and sales/use taxes. Judgments related to income taxes require the recognition in the Company's financial statements that a tax position is more-likely-than-not to be sustained on audit.

Judgment and estimation is required in developing the provision for income taxes and the reporting of tax-related assets and liabilities and, if necessary, any valuation allowances. The interpretation of tax laws can involve uncertainty, since tax authorities may interpret such laws differently. Actual income tax could vary from estimated amounts and may result in favorable or unfavorable impacts to net income, cash flows and tax-related assets and liabilities. In addition, the effective tax rate may be affected by other changes including the allocation of property, payroll and revenues between states.

The Company assesses the deferred tax assets for recoverability taking into consideration historical and anticipated earnings levels; the reversal of other existing temporary differences; available net operating losses and tax carryforwards; and available tax planning strategies that could be implemented to realize the deferred tax assets. Based on this assessment, management must evaluate the need for, and amount of, a valuation allowance against the deferred tax assets. As facts and circumstances change, adjustment to the valuation allowance may be required.

MDU Resources Group, Inc. Form 10-K **55**

Index
Part II

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to the impact of market fluctuations associated with commodity prices and interest rates. The Company has policies and procedures to assist in controlling these market risks and from time to time has utilized derivatives to manage a portion of its risk.

Interest rate risk

The Company uses fixed and variable rate long-term debt to partially finance capital expenditures, including acquisitions, and mandatory debt retirements. These debt agreements expose the Company to market risk related to changes in interest rates. The Company manages this risk by attempting to take advantage of favorable market conditions when timing the placement of long-term financing. As of December 31, 2024, approximately 10.9 percent of the outstanding debt recorded on the balance sheet consisted of variable interest rate facilities (which uses SOFR as the benchmark rate). An increase of 1 percent in the interest rate on the Company's outstanding variable interest rate facilities over the next 12 months, based on the balances outstanding for these borrowings as of December 31, 2024, would result in an estimated $2.5 million pre-tax annual increase in interest expense. For additional information on the Company's long-term debt, see Item 8 - Notes 9 and 10. At December 31, 2024 and 2023, the Company had no outstanding interest rate hedges.

The following table shows the amount of long-term debt, which excludes unamortized debt issuance costs and discount, and related weighted average interest rates, both by expected maturity dates, as of December 31, 2024.

	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
				(Dollars in millions)				
Long-term debt:								
Fixed rate	$ 161.7	$ 144.7	$ 24.7	$ 79.7	$ 74.7	$ 1,562.4	$ 2,047.9	$ 1,718.7
Weighted average interest rate	4.0 %	5.7 %	6.9 %	4.4 %	4.5 %	4.5 %	4.6 %	
Variable rate	$ —	$ —	$ —	$ 81.4	$ 169.7	$ —	$ 251.1	$ 251.1
Weighted average interest rate	— %	— %	— %	4.8 %	5.8 %	— %	5.5 %	

Commodity price risk

The Company enters into commodity price derivative contracts to minimize the price volatility associated with natural gas costs for its customers at its natural gas distribution segment. At December 31, 2024 and 2023, these contracts were not material. For more information on the Company's derivatives, see Item 8 - Note 2.

56 MDU Resources Group, Inc. Form 10-K

Index Part II Item 8. Financial Statements and Supplementary Data Management's Report on Internal Control Over Financial Reporting The management of MDU Resources Group, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on our evaluation under the framework in Internal Control-Integrated Framework (2013), management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024. The effectiveness of the Company's internal control over financial reporting as of December 31, 2024, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. /s/ Nicole A. Kivisto /s/ Jason L. Vollmer Nicole A. Kivisto Jason L. Vollmer President and Chief Executive Officer Chief Financial Officer MDU Resources Group, Inc. Form 10-K 57

Index Part II Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors of MDU Resources Group, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of MDU Resources Group, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, equity, and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and the schedule listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting. Basis for Opinion These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion. Critical Audit Matters The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. Regulatory Matters—Impact of Rate Regulation on the Financial Statements—Refer to Notes 2, 6 and 20 to the financial statements Critical Audit Matter Description The Company is subject to rate regulation by federal and state utility regulatory agencies (collectively, the “Commissions”), which have jurisdiction with respect to the rates of electric, natural gas distribution and pipeline companies. The Company’s regulated businesses account for certain income and expense items under the provisions of regulatory accounting, which requires these businesses to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively, based on the expected regulatory treatment in future rates. The expected recovery, refund or future rate reduction of these deferred items generally is based on specific ratemaking decisions or precedent for each item. Accounting for the economics of rate regulation impacts multiple financial statement line items and disclosures, such as property, plant, and equipment; regulatory assets and liabilities; operating revenues; operation and maintenance expense; depreciation expense; and income taxes. Rates are determined and approved in regulatory proceedings based on an analysis of the Company’s costs to provide utility service and a return on the Company’s investment in the regulated businesses. Regulatory decisions can have an impact on the recovery of costs, the rate of return earned on investment, and the timing and amount of assets to be recovered by rates. The regulation of rates is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. Decisions to be made by the Commissions in the future will impact the accounting for regulated operations. We identified the impact of rate regulation as a critical audit matter due to the significant judgments made by management to support its assertions about impacted account balances and disclosures and the degree of subjectivity involved in assessing the impact of future regulatory orders on the 58 MDU Resources Group, Inc. Form 10-K

Index Part II financial statements. Management judgments include assessing the likelihood of (1) recovery in future rates of incurred costs and (2) refunds or future rate reduction to customers. Given management’s accounting judgments are based on assumptions about the outcome of future decisions by the Commissions, auditing these judgments requires specialized knowledge of accounting for rate regulation due to its inherent complexities. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to the uncertainty of future decisions by the Commissions included the following, among others: • We tested the effectiveness of management’s controls over the evaluation of the likelihood of (1) the recovery in future rates of costs incurred as property, plant, and equipment and deferred as regulatory assets; and (2) a refund or a future reduction in rates that should be reported as regulatory liabilities. We tested the effectiveness of management’s controls over the initial recognition of amounts as regulatory assets or liabilities; and the monitoring and evaluation of regulatory developments that may affect the likelihood of recovering costs in future rates or of a future reduction in rates. • We evaluated the Company’s disclosures related to the impacts of rate regulation, including the balances recorded and regulatory developments. • We read relevant regulatory orders issued by the Commissions for the Company and other public utilities in the Company’s significant jurisdictions, and other publicly available information to assess the likelihood of recovery in future rates or of a future reduction in rates based on precedents of the treatment of similar costs under similar circumstances. We evaluated the external information and compared to management’s recorded regulatory asset and liability balances for completeness, and for any evidence that might contradict management’s assertions. • We obtained an analysis from management regarding probability of recovery for regulatory assets or refund or future reduction in rates for regulatory liabilities not yet addressed in a regulatory order to assess management’s assertion that amounts are probable of recovery, or a future reduction in rates. • We inspected minutes of the board of directors to identify any evidence that may contradict management’s assertions regarding probability of recovery or refunds. We also inquired of management regarding current year rate filings and new regulatory assets or liabilities. Operating Revenues of Discontinued Operations - Construction Contracts with Customers—Refer to Note 3 to the financial statements Critical Audit Matter Description The Company recognized certain construction contract revenue over time using an input method based on the ratio of incurred costs to total estimated costs of the performance obligation (the cost-to-cost method) when this method was determined to best depict the transfer of the related performance obligation to the customer. This method depends largely on the ability of management to make reasonably dependable estimates related to the extent of progress toward completion of the contract and the contract’s transaction price, which estimates involve management’s judgment. Assumptions as to the occurrence of future events and the likelihood and amount of variable consideration, including liquidated damages, performance bonuses or incentives, claims, unpriced change orders and penalties or index pricing are made during the contract performance period. The Company estimated variable consideration at the most likely amount it expects to be entitled and included those estimated amounts in the transaction price to the extent it was probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration was resolved. Given the judgments necessary to account for the Company’s construction contracts including the use of estimates to determine the transaction price and total costs for the performance obligations which are used to recognize revenue for construction contracts, auditing such estimates required extensive audit effort due to the volume and complexity of construction contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures. How the Critical Audit Matter Was Addressed in the Audit Our audit procedures related to management’s estimates of the transaction price and total costs for the performance obligations used to recognize revenue for construction contracts included the following, among others: • We developed an expectation of the amount of construction contract revenues for certain performance obligations based on prior year markups, and taking into account current year events, applied to the construction contract costs in the current year and compared our expectation to the amount of construction contract revenues recorded by management. MDU Resources Group, Inc. Form 10-K 59

Index Part II • We selected a sample of construction contracts and performed the following: – Evaluated whether the contracts were properly included in management’s calculation of construction contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation. – Observed the work sites and inspected the progress toward completion for certain construction contracts. – Compared the transaction prices, including estimated variable consideration, to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers. – Confirmed the transaction prices with the customer. – Evaluated management’s identification of distinct performance obligations by evaluating whether the underlying goods and services were highly interdependent and interrelated. – Tested the accuracy and occurrence of the costs incurred to date for the performance obligation. – We evaluated the reasonableness of the estimated variable consideration in the contract revenue by evaluating the information supporting management’s judgement as to their estimate of the most likely amount it expects to receive without a significant reversal of cumulative revenue occurring when the uncertainty associated with the variable consideration is resolved. – Evaluated the estimates of total cost for the performance obligation by: – Evaluating management’s ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company’s project managers and engineers, and comparing the estimates to management’s work plans, engineering specifications, and/or supplier contracts for certain selected contracts. – Comparing management’s estimates for the selected contracts to costs and profits of similar performance obligations, when applicable. – Tested the mathematical accuracy of management’s calculation of construction contract revenue for the performance obligation for certain selected contracts. • We evaluated management’s ability to estimate total costs and profits accurately by comparing actual costs and profits to management’s historical estimates for performance obligations that have been fulfilled. /s/ Deloitte & Touche LLP Minneapolis, Minnesota February 20, 2025 We have served as the Company's auditor since 2002. 60 MDU Resources Group, Inc. Form 10-K

Index Part II Report of Independent Registered Public Accounting Firm To the Stockholders and the Board of Directors of MDU Resources Group, Inc. Opinion on Internal Control over Financial Reporting We have audited the internal control over financial reporting of MDU Resources Group, Inc. and subsidiaries (the "Company") as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework (2013) issued by COSO. We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 20, 2025, expressed an unqualified opinion on those consolidated financial statements. Basis for Opinion The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. Definition and Limitations of Internal Control over Financial Reporting A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. /s/ Deloitte & Touche LLP Minneapolis, Minnesota February 20, 2025 MDU Resources Group, Inc. Form 10-K 61

Index Part II Consolidated Statements of Income Years ended December 31, 2024 2023 2022 (In thousands, except per share amounts) Operating revenues $ 1,757,978 $ 1,803,352 $ 1,747,298 Operating expenses: Purchased natural gas sold 630,403 742,965 757,883 Electric fuel and purchased power 141,148 134,779 119,405 Operation and maintenance 414,491 407,081 379,951 Depreciation and amortization 200,078 190,450 188,560 Taxes, other than income 106,216 103,133 100,629 Total operating expenses 1,492,336 1,578,408 1,546,428 Operating income 265,642 224,944 200,870 Realized gain on tax-free exchange of the retained shares in Knife River — 186,556 — Other income 41,367 33,454 3,260 Interest expense 108,347 104,624 80,683 Income before income taxes 198,662 340,330 123,447 Income taxes 17,589 10,213 6,195 Income from continuing operations 181,073 330,117 117,252 Discontinued operations, net of tax 100,035 84,590 250,237 Net income $ 281,108 $ 414,707 $ 367,489 Earnings per share - basic: Income from continuing operations $ .89 $ 1.62 $ .58 Discontinued operations, net of tax .49 .42 1.23 Earnings per share - basic $ 1.38 $ 2.04 $ 1.81 Earnings per share - diluted: Income from continuing operations $ .88 $ 1.62 $ .58 Discontinued operations, net of tax .49 .41 1.23 Earnings per share - diluted $ 1.37 $ 2.03 $ 1.81 Weighted average common shares outstanding - basic 203,867 203,640 203,358 Weighted average common shares outstanding - diluted 204,653 203,938 203,462 The accompanying notes are an integral part of these consolidated financial statements. 62 MDU Resources Group, Inc. Form 10-K

Index Part II Consolidated Statements of Comprehensive Income Years ended December 31, 2024 2023 2022 (In thousands) Net income $ 281,108 $ 414,707 $ 367,489 Other comprehensive income (loss): Reclassification adjustment for loss on derivative instruments included in net income, net of tax of $0, $15 and $177 in 2024, 2023 and 2022, respectively — 81 413 Postretirement liability adjustment: Postretirement liability gains (losses) arising during the period, net of tax of $360, $(201) and $3,965 in 2024, 2023 and 2022, respectively 1,049 (646) 12,007 Amortization of postretirement liability losses included in net periodic benefit credit, net of tax of $145, $78 and $597 in 2024, 2023 and 2022, respectively 432 242 1,819 Reclassification of postretirement liability adjustment from regulatory asset, net of tax of $0, $0 and $(1,086) in 2024, 2023 and 2022, respectively — — (3,265) Postretirement liability adjustment 1,481 (404) 10,561 Net unrealized gain (loss) on available-for-sale investments: Net unrealized gain (loss) on available-for-sale investments arising during the period, net of tax of $23, $46 and $(177) in 2024, 2023 and 2022, respectively 85 173 (667) Reclassification adjustment for loss on available-for-sale investments included in net income, net of tax of $5, $11 and $31 in 2024, 2023 and 2022, respectively 20 43 114 Net unrealized gain (loss) on available-for-sale investments 105 216 (553) Other comprehensive income (loss) 1,586 (107) 10,421 Comprehensive income attributable to common stockholders $ 282,694 $ 414,600 $ 377,910 The accompanying notes are an integral part of these consolidated financial statements. MDU Resources Group, Inc. Form 10-K 63

Index Part II Consolidated Balance Sheets December 31, 2024 2023 Assets (In thousands, except shares and per share amounts) Current assets: Cash, cash equivalents and restricted cash $ 66,904 $ 60,473 Receivables, net 274,303 250,153 Current regulatory assets 215,436 172,492 Inventories 44,940 44,684 Prepayments and other current assets 64,676 66,431 Current assets of discontinued operations — 769,490 Total current assets 666,259 1,363,723 Noncurrent assets: Property, plant and equipment 7,554,063 7,081,267 Less accumulated depreciation and amortization 2,209,771 2,076,375 Net property, plant and equipment 5,344,292 5,004,892 Goodwill 345,736 345,736 Regulatory assets 322,350 447,099 Investments 115,459 112,475 Other 244,722 211,369 Noncurrent assets of discontinued operations — 347,865 Total noncurrent assets 6,372,559 6,469,436 Total assets $ 7,038,818 $ 7,833,159 Liabilities and Stockholders' Equity Current liabilities: Short-term borrowings $ — $ 95,000 Long-term debt due within one year 161,700 61,319 Accounts payable 150,070 159,975 Regulatory liabilities due within one year 137,167 70,761 Taxes payable 43,372 49,553 Dividends payable 26,511 25,461 Accrued compensation 35,264 40,792 Other accrued liabilities 124,514 129,592 Current liabilities of discontinued operations — 443,280 Total current liabilities 678,598 1,075,733 Noncurrent liabilities: Long-term debt 2,130,910 2,104,904 Deferred income taxes 441,320 452,336 Regulatory liabilities 459,170 521,050 Asset retirement obligations 406,351 384,371 Other 231,895 209,882 Noncurrent liabilities of discontinued operations — 179,650 Total noncurrent liabilities 3,669,646 3,852,193 Commitments and contingencies Stockholders' equity: Common stock Authorized - 500,000,000 shares, $1.00 par value Shares issued - 203,934,578 at December 31, 2024 and 203,689,090 at December 31, 2023 203,935 203,689 Other paid-in capital 1,473,738 1,466,235 Retained earnings 1,029,699 1,253,693 Accumulated other comprehensive loss (16,798) (18,384) Total stockholders' equity 2,690,574 2,905,233 Total liabilities and stockholders' equity $ 7,038,818 $ 7,833,159 The accompanying notes are an integral part of these consolidated financial statements. 64 MDU Resources Group, Inc. Form 10-K

Index

Part II

Consolidated Statements of Equity

Years ended December 31, 2024, 2023 and 2022

	Common Stock					Treasury Stock		
	Shares	Amount	Other Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Shares	Amount	Total
	(In thousands, except shares)							
At December 31, 2021	203,889,661	$ 203,889	$ 1,461,205	$ 1,762,410	$ (41,004)	(538,921)	$ (3,626)	$ 3,382,874
Net income	—	—	—	367,489	—	—	—	367,489
Other comprehensive income	—	—	—	—	10,421	—	—	10,421
Dividends declared on common stock	—	—	—	(178,761)	—	—	—	(178,761)
Employee stock-based compensation	—	—	10,254	—	—	—	—	10,254
Repurchase of common stock	—	—	—	—	—	(266,821)	(7,399)	(7,399)
Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings	—	—	(12,303)	—	—	266,821	7,399	(4,904)
Issuance of common stock	273,153	274	6,881	—	—	—	—	7,155
At December 31, 2022	204,162,814	204,163	1,466,037	1,951,138	(30,583)	(538,921)	(3,626)	3,587,129
Net Income	—	—	—	414,707	—	—	—	414,707
Other comprehensive loss	—	—	—	—	(107)	—	—	(107)
Dividends declared on common stock	—	—	—	(142,033)	—	—	—	(142,033)
Employee stock-based compensation	—	—	6,781	—	—	—	—	6,781
Repurchase of common stock	—	—	—	—	—	(153,622)	(4,811)	(4,811)
Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings	—	—	(7,851)	—	—	153,622	4,811	(3,040)
Separation of Knife River	(538,921)	(539)	—	(970,119)	12,306	538,921	3,626	(954,726)
Issuance of common stock	65,197	65	1,268	—	—	—	—	1,333
At December 31, 2023	203,689,090	203,689	1,466,235	1,253,693	(18,384)	—	—	2,905,233
Net income	—	—	—	281,108	—	—	—	281,108
Other comprehensive income	—	—	—	—	1,586	—	—	1,586
Dividends declared on common stock	—	—	—	(104,786)	—	—	—	(104,786)
Employee stock-based compensation	—	—	9,572	—	—	—	—	9,572
Issuance of common stock upon vesting of stock-based compensation, net of shares used for tax withholdings	199,147	199	(2,822)	—	—	—	—	(2,623)
Separation of Everus	—	—	—	(400,316)	—	—	—	(400,316)
Issuance of common stock	46,341	47	753	—	—	—	—	800
At December 31, 2024	**203,934,578**	**$ 203,935**	**$ 1,473,738**	**$ 1,029,699**	**$ (16,798)**	**—**	**$ —**	**$ 2,690,574**

The accompanying notes are an integral part of these consolidated financial statements.

MDU Resources Group, Inc. Form 10-K **65**

Index
Part II

Consolidated Statements of Cash Flows

Years ended December 31,	2024	2023	2022
		(In thousands)	
Operating activities:			
Net income	$ 281,108	$ 414,707	$ 367,489
Income from discontinued operations, net of tax	100,035	84,590	250,237
Income from continuing operations	181,073	330,117	117,252
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	200,078	190,450	188,560
Deferred income taxes	(16,078)	(1,309)	20,187
Provision for credit losses	6,558	7,422	5,409
Amortization of debt issuance costs	1,828	1,013	885
Employee stock-based compensation costs	8,423	5,505	7,913
Pension and postretirement benefit plan net periodic benefit credit	(3,837)	(5,380)	(7,323)
Unrealized (gains) losses on investments	(5,942)	(7,431)	10,119
(Gains) losses on sales of assets	(857)	(347)	15
Gain on tax-free exchange of the retained shares in Knife River	—	(186,556)	—
Changes in current assets and liabilities, net of acquisitions:			
Receivables	(30,310)	79,111	(91,193)
Inventories	246	(21,729)	243
Other current assets	80,977	(48,492)	14,522
Accounts payable	(443)	(87,209)	84,547
Other current liabilities	(5,252)	73,365	(26,873)
Pension and postretirement benefit plan contributions	(3,000)	(7,643)	(81)
Other noncurrent changes	(1,651)	(15,554)	(2,567)
Net cash provided by continuing operations	411,813	305,333	321,615
Net cash provided by discontinued operations	90,505	27,294	188,449
Net cash provided by operating activities	502,318	332,627	510,064
Investing activities:			
Capital expenditures	(522,824)	(484,136)	(442,582)
Net proceeds from sale or disposition of property	691	260	3
Cost of removal, net of salvage value	(5,539)	1,170	(11,779)
Investments	(5,155)	(2,423)	(2,571)
Proceeds from investment cost basis withdrawal	9,000	20,000	—
Net cash used in continuing operations	(523,827)	(465,129)	(456,929)
Net cash used in discontinued operations	(28,858)	(75,662)	(181,952)
Net cash used in investing activities	(552,685)	(540,791)	(638,881)
Financing activities:			
Issuance of short-term borrowings	—	810,000	11,500
Repayment of short-term borrowings	(95,000)	(433,901)	—
Issuance of long-term debt	308,600	594,700	214,969
Repayment of long-term debt	(182,135)	(568,883)	(38,764)
Debt issuance costs	(2,456)	(2,521)	(1,129)
Costs of issuance of common stock	(50)	—	(150)
Dividends paid	(102,939)	(161,316)	(176,915)
Repurchase of common stock	—	(4,811)	(7,399)
Tax withholding on stock-based compensation	(2,623)	(3,040)	(4,904)
Net cash (used in) provided by continuing operations	(76,603)	230,228	(2,792)
Net cash provided by (used in) discontinued operations	116,899	(25,606)	157,965
Net cash provided by financing activities	40,296	204,622	155,173
(Decrease) increase in cash, cash equivalents and restricted cash	(10,071)	(3,542)	26,356
Cash, cash equivalents and restricted cash - beginning of year	76,975	80,517	54,161
Cash, cash equivalents and restricted cash - end of year *	$ 66,904	$ 76,975	$ 80,517

*Includes cash of discontinued operations of $16.5 million and $9.7 million for the years ended December 31, 2023 and 2022, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

66 MDU Resources Group, Inc. Form 10-K

Index Part II Notes to Consolidated Financial Statements Note 1 - Basis of Presentation The consolidated financial statements of the Company include the accounts of the following businesses: electric, natural gas distribution, pipeline and other. For further descriptions of the Company's businesses, see Note 17. On May 31, 2023, the Company completed the separation of Knife River, formerly the construction materials and contracting segment, resulting in Knife River becoming an independent, publicly-traded company. The Company's board of directors approved the distribution of approximately 90 percent of the issued and outstanding shares of Knife River to the Company's stockholders. Stockholders of the Company received one share of Knife River common stock for every four shares of the Company's common stock held on May 22, 2023, the record date for the distribution. The Company retained approximately 10 percent or 5.7 million shares of Knife River common stock immediately following the separation, which were disposed of in a tax-free exchange in November 2023. The separation of Knife River was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. On October 31, 2024, the Company completed the separation of Everus, its construction services business, resulting in Everus becoming an independent, publicly-traded company. The Company's board of directors approved the distribution of all the outstanding shares of Everus common stock to the Company's stockholders. Stockholders of the Company received one share of Everus common stock for every four shares of the Company's common stock held as of the close of business on October 21, 2024, the record date for the distribution. The separation of Everus was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. The Company's consolidated financial statements and accompanying notes for the current and prior periods have been restated to present the results of operations and the assets and liabilities of Knife River and Everus as discontinued operations, other than certain corporate overhead costs of the Company historically allocated to Knife River and Everus, which are reflected in Other. Also included in discontinued operations in the Consolidated Statements of Income are the supporting activities of Fidelity and certain interest expense related to financing activity associated with the Knife River and Everus separations. The assets and liabilities of the Company's discontinued operations are included in current assets of discontinued operations, noncurrent assets of discontinued operations, current liabilities of discontinued operations and noncurrent liabilities of discontinued operations on the Consolidated Balance Sheets. Unless otherwise indicated, the amounts presented in the accompanying notes to the consolidated financial statements relate to the Company's continuing operations. For more information on discontinued operations, see Note 3. Additionally, certain amounts recorded in prior year financial statements have been reclassified to conform to the current year presentation. The Company has reclassified $26.9 million and $27.4 million of transmission-related expenses from operation and maintenance to electric fuel and purchased power for the years ended December 31, 2023 and 2022, respectively, in the Consolidated Statements of Income. These transmission-related expenses are an integral component of the cost of electricity sold to customers and therefore, more appropriately reflected in electric fuel and purchased power than operation and maintenance expense. These reclassifications had no effect on previously reported results of operations or cash flows. Management has also evaluated the impact of events occurring after December 31, 2024, up to the date of issuance of these consolidated financial statements on February 20, 2025, that would require recognition or disclosure in the financial statements. Principles of consolidation The consolidated financial statements were prepared in accordance with GAAP and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation, except for certain transactions related to regulated operations in accordance with GAAP. For more information on intercompany revenues, see Note 17. The statements also include the Company's ownership interests in the assets, liabilities and expenses of jointly owned electric transmission and generating facilities. See Note 19 for additional information. Use of estimates The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Estimates are used for items such as long-lived assets and goodwill; property depreciable lives; tax provisions; revenue recognized using the cost-to-cost measure of progress for contracts; expected credit losses; environmental and other loss contingencies; regulatory assets expected to be recovered in rates charged to customers; costs on construction contracts; unbilled revenues; actuarially determined benefit costs; asset retirement obligations; lease classification; present value of right-of-use assets and lease liabilities; and the valuation of stock-based compensation. As additional information becomes available, or actual amounts are determinable, the recorded estimates are revised. Consequently, operating results can be affected by revisions to prior accounting estimates. MDU Resources Group, Inc. Form 10-K 67

Index Part II Note 2 - Significant Accounting Policies New accounting standards The following table provides a brief description of the accounting pronouncements applicable to the Company and the potential impact on its financial statements and/or disclosures: Standard Description Effective date Impact on financial statements/disclosures Recently adopted accounting standards ASU 2022-06 - Reference Rate Reform: Deferral of Sunset Date In December 2022, the FASB included a sunset provision within ASC 848 based on expectations of when LIBOR would cease being published. At the time ASU 2020-04 was issued, the UK Financial Conduct Authority had established its intent to cease overnight tenors of LIBOR after December 31, 2021. In March 2021, the UK Financial Conduct Authority announced that the intended cessation date of the overnight tenors of LIBOR would be June 30, 2023 which is beyond the current sunset date of ASC 848. The amendments in this Update defer the sunset date of ASC 848 from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief in ASC 848. December 31, 2024 The Company has updated its credit agreements to include language regarding the successor or alternate rate to LIBOR. The Company did not have a material impact on its results of operations, financial position, cash flows or disclosures. ASU 2023-07 Segment Reporting - Improvements to Reportable Segment Disclosures In November 2023, the FASB issued guidance on improving financial reporting by requiring disclosure of incremental segment information, primarily through enhanced disclosures about significant segment expenses, on an annual and interim basis for all public entities to enable investors to develop more decision- useful financial analyses. December 31, 2024 The Company identified and updated disclosures to ensure compliance with the new guidance. See Note 17. Recently issued accounting standards not yet adopted ASU 2023-09 Income Taxes - Improvements to Income Tax Disclosures an Amendment, December 2023 In December 2023, the FASB issued guidance to address investors requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information and effectiveness of income tax disclosures. Effective for annual reporting periods beginning after 2024 on a prospective basis. The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2025. ASU 2024-01 Compensation - Stock Compensation In March 2024, the FASB issued Improvements to GAAP through an example to demonstrate application of the scope of paragraph 718-10-15-3 to determine whether profits interest and similar awards should be accounted in Compensation - Stock Compensation. Effective for fiscal year beginning after December 15, 2024. The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2025. ASU 2024-03 Disaggregation of Income Statement Expenses In November 2024, the FASB issued guidance to improve the disclosures about a public business entity's expenses and address requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general, and administrative; and research and development). Effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact the guidance will have on its disclosures for the year ended December 31, 2027. Cash, cash equivalents and restricted cash The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Restricted cash represents deposits held by the Company’s captive insurance company that is required by state insurance regulations to remain in the captive insurance company. The Company had restricted cash of $16.7 million and $13.2 million at December 31, 2024 and 2023, respectively. 68 MDU Resources Group, Inc. Form 10-K

Index Part II Revenue recognition Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes. The electric and natural gas distribution segments generate revenue from the sales of electric and natural gas products and services, which includes retail and transportation services. These segments establish a customer's retail or transportation service account based on the customer's application/contract for service, which indicates approval of a contract for service. The contract identifies an obligation to provide service in exchange for delivering or standing ready to deliver the identified commodity; and the customer is obligated to pay for the service as provided in the applicable tariff. The product sales are based on a fixed rate that includes a base and per-unit rate, which are included in approved tariffs as determined by state or federal regulatory agencies. The quantity of the commodity consumed or transported determines the total per-unit revenue. The service provided, along with the product consumed or transported, are a single performance obligation because both are required in combination to successfully transfer the contracted product or service to the customer. Revenues are recognized over time as customers receive and consume the products and services. The method of measuring progress toward the completion of the single performance obligation is on a per-unit output method basis, with revenue recognized based on the direct measurement of the value to the customer of the goods or services transferred to date. For contracts governed by the Company’s utility tariffs, amounts are billed monthly with the amount due between 15 and 22 days of receipt of the invoice depending on the applicable state’s tariff. For other contracts not governed by tariff, payment terms are net 30 days. At this time, the segment has no material obligations for returns, refunds or other similar obligations. The pipeline segment generates revenue from providing natural gas transportation and underground storage services, as well as other energy-related services to both third parties and internal customers, largely the natural gas distribution segment. The pipeline segment establishes a contract with a customer based upon the customer’s request for firm or interruptible natural gas transportation or storage service(s). The contract identifies an obligation for the segment to provide the requested service(s) in exchange for consideration from the customer over a specified term. Depending on the type of service(s) requested and contracted, the service provided may include transporting or storing an identified quantity of natural gas and/or standing ready to deliver or store an identified quantity of natural gas. Natural gas transportation and storage revenues are based on fixed rates, which may include reservation fees and/or per-unit commodity rates. The services provided by the segment are generally treated as single performance obligations satisfied over time simultaneous to when the service is provided and revenue is recognized. Rates for the segment’s regulated services are based on its FERC approved tariff or customer negotiated rates, and rates for its non-regulated services are negotiated with its customers and set forth in the contract. For contracts governed by the company’s tariff, amounts are billed on or before the ninth business day of the following month and the amount is due within 12 days of receipt of the invoice. For other contracts not governed by the tariff, payment terms are net 30 days. At this time, the segment has no material obligations for returns, refunds or other similar obligations. The Company recognizes all other revenues when services are rendered or goods are delivered. Legal costs The Company generally expenses external legal fees as they are incurred unless it has specific circumstances to defer, such as probable recovery in a rate proceeding. Receivables and allowance for expected credit losses Receivables consist primarily of trade receivables from the sale of goods and services net of expected credit losses. The Company's trade receivables are all due in 12 months or less. The total balance of receivables past due 90 days or more was $3.6 million and $3.7 million at December 31, 2024 and 2023, respectively. The Company's expected credit losses are determined through a review using historical credit loss experience, changes in asset specific characteristics, current conditions and reasonable and supportable future forecasts, among other specific account data, and is performed at least quarterly. The Company develops and documents its methodology to determine its allowance for expected credit losses at each of its reportable business segments. Risk characteristics used by the business segments may include customer mix, knowledge of customers and general economic conditions of the various local economies, among others. Specific account balances are written off when management determines the amounts to be uncollectible. Management has reviewed the balance reserved through the allowance for expected credit losses and believes it is reasonable. MDU Resources Group, Inc. Form 10-K 69

Index
Part II

Details of the Company's expected credit losses were as follows:

	Electric	Natural gas distribution	Pipeline	Total
		(In thousands)		
At December 31, 2022	$ 375	$ 1,615	$ 2	$ 1,992
Current expected credit loss provision	1,645	5,777	—	7,422
Less write-offs charged against the allowance	1,994	7,355	2	9,351
Credit loss recoveries collected	388	1,152	—	1,540
At December 31, 2023	414	1,189	—	1,603
Current expected credit loss provision	1,891	4,667	—	6,558
Less write-offs charged against the allowance	2,218	5,709	—	7,927
Credit loss recoveries collected	386	1,219	—	1,605
At December 31, 2024	**$ 473**	**$ 1,366**	**$ —**	**$ 1,839**

Receivables also consist of accrued unbilled revenue representing revenues recognized in excess of amounts billed. Accrued unbilled revenue at MDU Energy Capital was $143.2 million and $132.0 million at December 31, 2024 and 2023, respectively.

Inventories and natural gas in storage

Natural gas in storage is generally valued at lower of cost or market using the last-in, first-out method or lower of cost or net realizable value using the average cost or first-in, first-out method. The majority of all other inventories are valued at the lower of cost or net realizable value using the average cost method. The portion of the cost of natural gas in storage expected to be used within 12 months was included in inventories. Inventories at December 31 consisted of:

	2024	2023
	(In thousands)	
Natural gas in storage (current)	**$ 40,073**	$ 39,377
Fuel stock	**4,867**	5,307
Total	**$ 44,940**	$ 44,684

The remainder of natural gas in storage, which largely represents the cost of gas required to maintain pressure levels for normal operating purposes, was included in noncurrent assets - other and was $48.5 million at both December 31, 2024 and 2023, respectively.

Property, plant and equipment

Additions to property, plant and equipment are recorded at cost. When regulated assets are retired, or otherwise disposed of in the ordinary course of business, the original cost of the asset is charged to accumulated depreciation. With respect to the retirement or disposal of all other assets, the resulting gains or losses are recognized as a component of income.

The Company is permitted to capitalize AFUDC on regulated construction projects and to include such amounts in rate base when the related facilities are placed in service. In addition, the Company capitalizes interest, when applicable, on certain contracting services projects associated with its other operations. The amount of AFUDC for the years ended December 31 was as follows:

	2024	2023	2022
		(In thousands)	
AFUDC - borrowed	**$ 10,964**	$ 10,035	$ 2,236
AFUDC - equity	**$ 2,251**	$ 1,894	$ 2,165

Generally, property, plant and equipment are depreciated on a straight-line basis over the average useful lives of the assets.

The Company collects removal costs for certain plant assets in regulated utility rates. These amounts are recorded as regulatory liabilities on the Consolidated Balance Sheets.

70 MDU Resources Group, Inc. Form 10-K

Index Part II Impairment of long-lived assets, excluding goodwill The Company reviews the carrying values of its long-lived assets, whenever events or changes in circumstances indicate that such carrying values may not be recoverable. The Company tests long-lived assets for impairment at a level significantly lower than that of goodwill impairment testing. Long-lived assets or groups of assets that are evaluated for impairment at the lowest level of largely independent identifiable cash flows at an individual operation or group of operations collectively serving a local market. The determination of whether an impairment has occurred is based on an estimate of undiscounted future cash flows attributable to the assets, compared to the carrying value of the assets. If impairment has occurred, the amount of the impairment recognized is determined by estimating the fair value of the assets and recording a loss if the carrying value is greater than the fair value. The impairments are recorded in operation and maintenance expense on the Consolidated Statements of Income. No impairment losses were recorded in 2024, 2023 or 2022. Unforeseen events and changes in circumstances could require the recognition of impairment losses at some future date. Regulatory assets and liabilities The Company is subject to various state and federal agency regulations. The accounting policies followed by the Company are generally subject to the Uniform System of Accounts of the FERC as well as the provisions of ASC 980 - Regulated Operations. These accounting policies differ in some respects from those used by the Company's non-regulated businesses. The Company accounts for certain income and expense items under the provisions of regulatory accounting, which requires the Company to defer as regulatory assets or liabilities certain items that would have otherwise been reflected as expense or income, respectively. The Company records regulatory assets or liabilities at the time the Company determines the amounts to be recoverable in current or future rates. Regulatory assets and liabilities are being amortized consistently with the regulatory treatment established by the FERC and the applicable state public service commission. See Note 6 for more information regarding the nature and amounts of these regulatory deferrals. Goodwill Goodwill represents the excess of the purchase price over the fair value of identifiable net tangible and intangible assets acquired in a business combination. Goodwill is required to be tested for impairment annually, which the Company completes in the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. The Company has determined that the reporting units for its goodwill impairment test are its operating segments, or components of an operating segment, that constitute a business for which discrete financial information is available and for which segment management regularly reviews the operating results. As of December 31, 2024, the only operating segment with goodwill was the natural gas distribution segment. For more information on the Company's operating segments, see Note 17. Goodwill impairment, if any, is measured by comparing the fair value of each reporting unit to its carrying value. If the fair value of a reporting unit exceeds its carrying value, the goodwill of the reporting unit is not impaired. If the carrying value of a reporting unit exceeds its fair value, the Company must record an impairment loss for the amount that the carrying value of the reporting unit, including goodwill, exceeds the fair value of the reporting unit. For the years ended December 31, 2024, 2023 and 2022, there were no impairment losses recorded. Investments The Company's investments include the cash surrender value of life insurance policies, insurance contracts, mortgage-backed securities and U.S. Treasury securities. The Company measures its investment in the insurance contracts at fair value with any unrealized gains and losses recorded on the Consolidated Statements of Income. The Company has not elected the fair value option for its mortgage-backed securities and U.S. Treasury securities and, as a result, the unrealized gains and losses on these investments are recorded in accumulated other comprehensive loss. For more information, see Notes 9 and 18. Variable interest entities The Company evaluates its arrangements and contracts with other entities to determine if they are VIEs and if so, if the Company is the primary beneficiary. GAAP provides a framework for identifying VIEs and determining when a company should include the assets, liabilities, noncontrolling interest and results of activities of a VIE in its consolidated financial statements. A VIE should be consolidated if a party with an ownership, contractual or other financial interest in the VIE (a variable interest holder) has the power to direct the VIE's most significant activities and the obligation to absorb losses or right to receive benefits of the VIE that could be significant to the VIE. A variable interest holder that consolidates the VIE is called the primary beneficiary. Upon consolidation, the primary beneficiary generally must initially record all of the VIE's assets, liabilities and noncontrolling interests at fair value and subsequently account for the VIE as if it were consolidated. The Company's evaluation of whether it qualifies as the primary beneficiary of a VIE involves significant judgments, estimates and assumptions and includes a qualitative analysis of the activities that most significantly impact the VIE's economic performance and whether the Company has the power to direct those activities, the design of the entity, the rights of the parties and the purpose of the arrangement. MDU Resources Group, Inc. Form 10-K 71

Index Part II Derivative instruments The Company enters into commodity price derivative contracts in order to minimize the price volatility associated with customer natural gas costs at its natural gas distribution segment. These derivatives are not designated as hedging instruments and are recorded in the Consolidated Balance Sheets at fair value. Changes in the fair value of these derivatives along with any contract settlements are recorded each period in regulatory assets or liabilities in accordance with regulatory accounting. The Company does not enter into any derivatives for trading or other speculative purposes. The Company did not have any material commodity price derivative contracts at December 31, 2024 or 2023. Leases Lease liabilities and their corresponding right-of-use assets are recorded based on the present value of lease payments over the expected lease term. The Company recognizes leases with an original lease term of 12 months or less in income on a straight-line basis over the term of the lease and does not recognize a corresponding right-of-use asset or lease liability. The Company determines the lease term based on the non-cancelable and cancelable periods in each contract. The non-cancelable period consists of the term of the contract that is legally enforceable and cannot be canceled by either party without incurring a significant penalty. The cancelable period is determined by various factors that are based on who has the right to cancel a contract. If only the lessor has the right to cancel the contract, the Company will assume the contract will continue. If the lessee is the only party that has the right to cancel the contract, the Company looks to asset, entity and market-based factors. If both the lessor and the lessee have the right to cancel the contract, the Company assumes the contract will not continue. The discount rate used to calculate the present value of the lease liabilities is based upon the implied rate within each contract. If the rate is unknown or cannot be determined, the Company uses an incremental borrowing rate, which is determined by the length of the contract, asset class and the Company's borrowing rates, as of the commencement date of the contract. Asset retirement obligations The Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the Company capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, the Company either settles the obligation for the recorded amount or incurs a gain or loss at its non-regulated operations or incurs a regulatory asset or liability at its regulated operations. Stock-based compensation The Company determines compensation expense for stock-based awards based on the estimated fair values at the grant date and recognizes the related compensation expense over the vesting period. The Company uses the straight-line amortization method to recognize compensation expense related to RSUs, which only has a service condition. This method recognizes stock compensation expense on a straight-line basis over the requisite service period for the entire award. The Company recognized compensation expense related to PSAs that vest based on performance metrics and service conditions on a straight-line basis over the service period. Inception-to-date expense was adjusted based upon the determination of the potential achievement of the performance target at each reporting date. The Company recognized compensation expense related to PSAs with market- based performance metrics on a straight-line basis over the requisite service period. Outstanding PSAs were converted to RSUs in connection with the completed separation of Knife River through the spinoff. The Company records the compensation expense for PSAs using an estimated forfeiture rate. The estimated forfeiture rate is calculated based on an average of actual historical forfeitures. The Company also performs an analysis of any known factors at the time of the calculation to identify any necessary adjustments to the average historical forfeiture rate. At the time actual forfeitures become more than estimated forfeitures, the Company records compensation expense using actual forfeitures. Earnings per share Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the total of the weighted average number of shares of common stock outstanding during the year, plus the effect of nonvested performance share awards and restricted stock units. Common stock outstanding includes issued shares less shares held in treasury. As a result of the 2023 Knife River separation, the Company retained legal ownership of 538,921 shares of the Company's common stock that were historically owned by a subsidiary of Knife River and recorded in Treasury stock at cost. Following the separation, the 538,921 treasury shares were retired. The 538,921 shares of treasury stock did not have an impact on weighted-average shares outstanding, as they were not outstanding prior to being retired. Net income was the same for both the basic and diluted earnings per share calculations. A reconciliation of the weighted average common shares outstanding used in the basic and diluted earnings per share calculations follows: 72 MDU Resources Group, Inc. Form 10-K

Index

Part II

		2024		2023		2022
		(In thousands, except per share amounts)				
Weighted average common shares outstanding - basic		**203,867**		203,640		203,358
Effect of dilutive performance share awards		**786**		298		104
Weighted average common shares outstanding - diluted		**204,653**		203,938		203,462
Earnings per share - basic:						
Income from continuing operations	**$**	**.89**	$	1.62	$	.58
Discontinued operations, net of tax		**.49**		.42		1.23
Earnings per share - basic	**$**	**1.38**	$	2.04	$	1.81
Earnings per share - diluted:						
Income from continuing operations	**$**	**.88**	$	1.62	$	.58
Discontinued operations, net of tax		**.49**		.41		1.23
Earnings per share - diluted	**$**	**1.37**	$	2.03	$	1.81
Shares excluded from the calculation of diluted earnings per share		**—**		—		14
Dividends declared per common share	**$**	**.5100**	$	.6950	$	.8750

Income taxes

The Company provides deferred federal and state income taxes on all temporary differences between the book and tax basis of the Company's assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. Excess deferred income tax balances associated with the Company's rate-regulated activities have been recorded as regulatory liabilities. These regulatory liabilities are expected to be reflected as a reduction in future rates charged to customers in accordance with applicable regulatory procedures.

The Company uses the deferral method of accounting for investment tax credits and amortizes the credits on regulated electric and natural gas distribution plant over various periods that conform to the ratemaking treatment prescribed by the applicable state public service commissions.

The Company records uncertain tax positions in accordance with accounting guidance on accounting for income taxes on the basis of a two-step process in which (1) the Company determines whether it is more-likely-than-not that the tax position will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of the tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. Tax positions that do not meet the more-likely-than-not criteria are reflected as a tax liability. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income taxes.

Note 3 - Discontinued Operations

On May 31, 2023, the Company completed the separation of Knife River, its former construction materials and contracting segment, into a new independent publicly-traded company. The separation was achieved through the Company's pro-rata distribution of approximately 90 percent of the outstanding shares of Knife River to the Company's common stockholders. To effect the separation, the Company distributed to its stockholders one share of Knife River common stock for every four shares of the Company's common stock held on May 22, 2023, the record date for the distribution, with the Company retaining approximately 10 percent, or 5.7 million shares of Knife River common stock immediately following the separation. In November 2023, the Company completed the tax-free exchange of its retained shares and recognized a gain of $186.6 million, which was reflected in continuing operations because the Company did not have continuing significant involvement in Knife River. The separation of Knife River was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

On October 31, 2024, the Company completed the separation of Everus, its former construction services segment, into a new independent, publicly-traded company. The Company's board of directors approved the distribution of all the outstanding shares of Everus common stock to the Company's stockholders. Stockholders of the Company received one share of Everus common stock for every four shares of the Company's common stock held as of the close of business on October 21, 2024, the record date for the distribution. The separation of Everus was a tax-free spinoff transaction to the Company's stockholders for U.S. federal income tax purposes, except for cash received in lieu of fractional shares.

As a result of the separations, the historical results of operations are shown in discontinued operations, net of tax, except for allocated general corporate overhead costs of the Company, which did not meet the criteria for discontinued operations. The Company's consolidated financial statements and accompanying notes for prior periods have been restated. For the comparative periods, Everus' operations are only reflected through October 2024 compared to the full year in 2023 and 2022 and Knife River's operations are only reflected through May 2023 compared to the full year in 2022.

MDU Resources Group, Inc. Form 10-K **73**

Index Part II On April 25, 2023, Knife River issued $425.0 million of senior notes, pursuant to an indenture, due in 2031 to qualified institutional buyers. Knife River also entered into a new credit agreement which provided a revolving credit facility in an initial amount of up to $350.0 million and a senior secured term loan facility in an amount up to $275.0 million. The net proceeds from the notes offering, revolving credit facility and the term loan were used to repay $825.0 million of Knife River's intercompany obligations owed to Centennial. Centennial used the entirety of these proceeds from Knife River to repay a portion of its existing third-party indebtedness. As a result of the separation of Knife River, the Company retained legal ownership of 538,921 shares of the Company's common stock that were historically owned by a subsidiary of Knife River and recorded in Treasury stock at cost. Following the separation of Knife River, the 538,921 treasury shares were retired. The Company provided to Knife River and Knife River provided to the Company transition services in accordance with the transition services agreement entered into on May 31, 2023. For the twelve months ended December 31, 2024 and 2023, the Company received $1.5 million and $2.9 million, respectively; and paid $159,000 and $823,000, respectively, for these related activities. All transition services were completed as of October 2024. The Company provided and will provide to Everus and Everus provided and will provide to the Company transition services in accordance with the transition services agreement entered into on October 31, 2024. For the twelve months ended December 31, 2024, the Company received $727,000; and paid $47,000, for these related activities. The majority of the transition services are expected to be provided for a period of approximately eighteen months, however, no longer than two years after the separation. Separation related costs of $41.7 million, $58.6 million and $11.5 million net of tax, were incurred during the twelve months ended December 31, 2024, 2023 and 2022, respectively. Certain separation costs incurred are presented in discontinued operations, net of tax in the Consolidated Statements of Income. These charges primarily relate to transaction and third-party support costs, one-time business separation fees and related tax charges. 74 MDU Resources Group, Inc. Form 10-K

Index Part II The Company had no assets or liabilities related to the discontinued operations of Knife River on its balance sheet as of December 31, 2024 and 2023. The carrying amounts of the major classes of assets and liabilities related to the discontinued operations of Everus included in the Company’s Consolidated Balance Sheet at December 31, 2023 were as follows: December 31, 2023 Assets (In Thousands) Current assets: Cash and cash equivalents $ 16,501 Receivables, net 692,629 Inventories 42,709 Prepayments and other current assets 17,651 Total current assets of discontinued operations 769,490 Noncurrent assets: Net property, plant and equipment 116,018 Goodwill 143,224 Other intangible assets, net 2,004 Investments 11,760 Operating lease right-of-use assets 53,232 Other 21,627 Total noncurrent assets of discontinued operations 347,865 Total assets of discontinued operations $ 1,117,355 Liabilities Current liabilities: Accounts payable $ 315,240 Taxes payable 8,557 Accrued compensation 44,721 Operating lease liabilities due within one year 21,143 Other accrued liabilities 53,619 Total current liabilities of discontinued operations 443,280 Noncurrent liabilities: Long-term debt 132,000 Deferred income taxes 6,212 Operating lease liabilities 32,504 Other 8,934 Total noncurrent liabilities of discontinued operations 179,650 Total liabilities of discontinued operations $ 622,930 The reconciliation of the major classes of income and expense constituting pretax income from discontinued operations to the after-tax income from discontinued operations on the Consolidated Statements of Income were as follows: 2024 2023 2022 (In thousands) Operating revenues $ 2,377,332 $ 3,589,251 $ 5,226,766 Operating expenses 2,241,162 3,422,393 4,853,408 Operating (loss) income 136,170 166,858 373,358 Other income (expense) 12,446 10,599 4,119 Interest expense 7,118 47,229 38,590 Income from discontinued operations before income taxes 141,498 130,228 338,887 Income taxes 41,463 45,638 88,650 Discontinued operations, net of tax $ 100,035 $ 84,590 $ 250,237 MDU Resources Group, Inc. Form 10-K 75

Index
Part II

Note 4 - Revenue from Contracts with Customers

Revenue is recognized when a performance obligation is satisfied by transferring control over a product or service to a customer. Revenue is measured based on consideration specified in a contract with a customer and excludes any sales incentives and amounts collected on behalf of third parties. The Company is considered an agent for certain taxes collected from customers. As such, the Company presents revenues net of these taxes at the time of sale to be remitted to governmental authorities, including sales and use taxes.

As part of the adoption of ASC 606 - *Revenue from Contracts with Customers*, the Company elected the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is 12 months or less.

Disaggregation

In the following table, revenue is disaggregated by the type of customer or service provided. The Company believes this level of disaggregation best depicts how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The table also includes a reconciliation of the disaggregated revenue by reportable segments. For more information on the Company's business segments, see Note 17.

Year ended December 31, 2024	Electric	Natural gas distribution	Pipeline	Other	Total
			(In thousands)		
Residential utility sales	$ 140,054	$ 646,049	$ —	$ —	$ 786,103
Commercial utility sales	171,760	399,087	—	—	570,847
Industrial utility sales	42,883	42,588	—	—	85,471
Other utility sales	7,910	—	—	—	7,910
Natural gas transportation	—	60,645	174,623	—	235,268
Natural gas storage	—	—	23,690	—	23,690
Other	59,288	40,703	13,139	195	113,325
Intersegment eliminations	(72)	(130)	(69,222)	(195)	(69,619)
Revenues from contracts with customers	421,823	1,188,942	142,230	—	1,752,995
Other revenues	(7,417)	12,033	367	—	4,983
Total external operating revenues	$ 414,406	$ 1,200,975	$ 142,597	$ —	$ 1,757,978

Year ended December 31, 2023	Electric	Natural gas distribution	Pipeline	Other	Total
			(In thousands)		
Residential utility sales	$ 136,274	$ 724,600	$ —	$ —	$ 860,874
Commercial utility sales	170,321	442,507	—	—	612,828
Industrial utility sales	43,063	45,205	—	—	88,268
Other utility sales	7,270	—	—	—	7,270
Natural gas transportation	—	52,465	145,297	—	197,762
Natural gas storage	—	—	18,254	—	18,254
Other	54,508	15,141	13,874	119	83,642
Intersegment eliminations	(138)	(301)	(62,533)	(119)	(63,091)
Revenues from contracts with customers	411,298	1,279,617	114,892	—	1,805,807
Other revenues	(10,261)	7,619	187	—	(2,455)
Total external operating revenues	$ 401,037	$ 1,287,236	$ 115,079	$ —	$ 1,803,352

76 MDU Resources Group, Inc. Form 10-K

Index

Part II

Year ended December 31, 2022	Electric	Natural gas distribution	Pipeline	Other	Total
			(In thousands)		
Residential utility sales	$ 138,634	$ 718,191	$ —	$ —	$ 856,825
Commercial utility sales	146,182	453,802	—	—	599,984
Industrial utility sales	43,766	41,710	—	—	85,476
Other utility sales	7,597	—	—	—	7,597
Natural gas transportation	—	48,886	129,290	—	178,176
Natural gas storage	—	—	14,583	—	14,583
Other	45,608	13,617	11,450	86	70,761
Intersegment eliminations	(58)	(216)	(58,884)	(86)	(59,244)
Revenues from contracts with customers	381,729	1,275,990	96,439	—	1,754,158
Other revenues	(4,714)	(2,402)	256	—	(6,860)
Total external operating revenues	$ 377,015	$ 1,273,588	$ 96,695	$ —	$ 1,747,298

Remaining performance obligations

The remaining performance obligations at the pipeline segment include firm transportation and storage contracts with fixed pricing and fixed volumes. The Company has applied the practical expedient that does not require additional disclosures for contracts with an original duration of less than 12 months to certain firm transportation and non-regulated contracts. The Company's firm transportation and storage contracts included in the remaining performance obligations have weighted average remaining durations of less than five years and one year, respectively.

At December 31, 2024, the Company's remaining performance obligations were $606.5 million. The Company expects to recognize the following revenue amounts in future periods related to these remaining performance obligations: $82.1 million within the next 12 months or less; $81.5 million within the next 13 to 24 months; and $442.9 million in 25 months or more.

Note 5 - Property, Plant and Equipment

Property, plant and equipment at December 31 was as follows:

	2024	2023	Weighted Average Depreciable Life in Years
	(Dollars in thousands, where applicable)		
Electric:			
Generation	$ **1,014,906**	$ 939,474	49
Distribution	**546,121**	521,215	47
Transmission	**662,466**	639,999	65
CWIP	**81,316**	115,103	0
Other	**176,007**	153,248	15
Natural gas distribution:			
Distribution	**2,955,435**	2,771,540	53
Transmission	**146,710**	115,057	56
Storage	**43,700**	42,654	37
General	**229,034**	215,572	13
CWIP	**74,207**	70,373	0
Other	**282,007**	246,991	15
Pipeline:			
Transmission	**1,173,259**	1,035,995	46
Storage	**61,369**	57,160	53
CWIP	**29,629**	57,038	0
Other	**73,749**	68,194	17
Other:			
Land and other	**4,148**	31,654	7
Less accumulated depreciation and amortization	**2,209,771**	2,076,375	
Net property, plant and equipment	$ **5,344,292**	$ 5,004,892	

MDU Resources Group, Inc. Form 10-K **77**

Index
Part II

Note 6 - Regulatory Assets and Liabilities

The following table summarizes the individual components of unamortized regulatory assets and liabilities as of December 31:

	Estimated Recovery or Refund Period *		2024		2023
			(In thousands)		
Regulatory assets:					
Current:					
Natural gas costs recoverable through rate adjustments	Up to 1 year	$	**91,091**	$	98,844
Environmental compliance programs	Up to 1 year		**76,964**		5,525
Conservation programs	Up to 1 year		**19,123**		14,425
Electric fuel and purchased power deferral	Up to 1 year		**9,662**		33,918
Decoupling mechanisms	Up to 1 year		**6,767**		—
Cost recovery mechanisms	Up to 1 year		**5,114**		9,153
Other	Up to 1 year		**6,715**		10,627
			215,436		172,492
Noncurrent:					
Pension and postretirement benefits	**		**142,064**		142,511
Cost recovery mechanisms	Up to 24 years		**76,542**		85,944
Plant costs/asset retirement obligations	Over plant lives		**47,042**		46,009
Manufactured gas plant site remediation	-		**27,964**		26,127
Taxes recoverable from customers	Over plant lives		**12,221**		12,249
Electric fuel and purchased power deferral	Up to 2 years		**4,349**		—
Covid-19 deferred costs	-		**4,167**		2,746
Long-term debt refinancing costs	Up to 36 years		**2,011**		2,600
Environmental compliance programs	-		**—**		66,806
Natural gas costs recoverable through rate adjustments	Up to 2 years		**—**		55,493
Other	Up to 14 years		**5,990**		6,614
			322,350		447,099
Total regulatory assets		$	**537,786**	$	619,591
Regulatory liabilities:					
Current:					
Environmental compliance	Up to 1 year	$	**72,387**	$	—
Natural gas costs refundable through rate adjustments	Up to 1 year		**45,427**		43,161
Margin sharing	Up to 1 year		**4,156**		5,243
Provision for rate refund	Up to 1 year		**3,677**		6,866
Taxes refundable to customers	Up to 1 year		**2,163**		2,149
Conservation programs	Up to 1 year		**2,082**		2,130
Cost recovery mechanisms	Up to 1 year		**1,720**		6,284
Other	Up to 1 year		**5,555**		4,928
			137,167		70,761
Noncurrent:					
Plant removal and decommissioning costs	Over plant lives		**217,603**		220,147
Taxes refundable to customers	Over plant lives		**185,402**		193,578
Cost recovery mechanisms	Up to 17 years		**30,354**		21,791
Accumulated deferred investment tax credit	Over plant lives		**18,788**		15,740
Pension and postretirement benefits	**		**4,862**		6,044
Environmental compliance programs	-		**—**		61,941
Other	Up to 13 years		**2,161**		1,809
			459,170		521,050
Total regulatory liabilities		$	**596,337**	$	591,811
Net regulatory position		$	**(58,551)**	$	27,780

* Estimated recovery or refund period for amounts currently being recovered or refunded in rates to customers.
** Recovered as expense is incurred or cash contributions are made.

78 MDU Resources Group, Inc. Form 10-K

Index Part II As of December 31, 2024 and 2023, approximately $181.2 million and $194.3 million, respectively, of regulatory assets were not earning a rate of return but are expected to be recovered from customers in future rates. These assets are largely comprised of the unfunded portion of pension and postretirement benefits, asset retirement obligations, certain pipeline integrity costs and the estimated future cost of manufactured gas plant site remediation. The Company is subject to environmental compliance regulations in certain states which require natural gas distribution companies to reduce overall GHG emissions to certain thresholds as established by each applicable state. Compliance with these standards may be achieved through increased energy efficiency and conservation measures, purchased emission allowances and offsets and purchases of low carbon fuels. Emission allowances are allocated by the respective states to the Company at no cost, of which a portion is required to be sold at auction. The compliance costs for these regulations and the revenues from the sale of the allocated emissions allowances are passed through to customers in rates and the Company has, accordingly, deferred the environmental compliance costs as a regulatory asset and proceeds from the sale of allowances as a regulatory liability. For a discussion of the Company's most recent cases by jurisdiction, see Note 20. If, for any reason, the Company's regulated businesses cease to meet the criteria for application of regulatory accounting for all or part of their operations, the regulatory assets and liabilities relating to those portions ceasing to meet such criteria would be written off and included in the statement of income or accumulated other comprehensive loss in the period in which the discontinuance of regulatory accounting occurs. Note 7 - Environmental Allowances and Obligations Beginning in 2023, the Company's natural gas distribution segment acquires environmental allowances as part of its requirement to comply with environmental regulations in certain states. Allowances are allocated by the respective states to the Company at no cost and additional allowances are required to be purchased as needed based on the requirements in the respective states. The segment records purchased and allocated environmental allowances at weighted average cost under the inventory method of accounting. Environmental allowances are included in Prepayments and other current assets and noncurrent assets - Other on the Consolidated Balance Sheets. Environmental compliance obligations, which are based on GHG emissions, are measured at the carrying value of environmental allowances held plus the estimated value of additional allowances necessary to satisfy the compliance obligation. Environmental compliance obligations are included in current liabilities - Other accrued liabilities and noncurrent liabilities - Other on the Consolidated Balance Sheets. The Company recognizes revenue from the sale of emissions allowances allocated under the environmental programs when the allowances are sold at auction. The revenues associated with the sale of these allowances are deferred as a component of the respective jurisdiction’s regulatory liability for environmental compliance. As environmental allowances are surrendered, the segment reduces the associated environmental compliance assets and liabilities from the Consolidated Balance Sheets. The expenses and revenues associated with the Company’s environmental allowances and obligations are deferred as regulatory assets and liabilities and recognized as a component of purchased natural gas sold as recovered in customer rates. For more information on the Company’s regulatory assets and liabilities, see Note 6. Note 8 - Goodwill The carrying amount of goodwill at the natural gas distribution segment, which remained unchanged, was $345.7 million, respectively, at both December 31, 2024 and 2023. No impairments of goodwill have been recorded in these periods. MDU Resources Group, Inc. Form 10-K 79

Index Part II Note 9 - Fair Value Measurements Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company's assets and liabilities measured on a recurring basis are determined using the market approach. The Company measures its investments in certain fixed-income and equity securities at fair value with changes in fair value recognized in income. The Company anticipates using these investments, which consist of insurance contracts, to satisfy its obligations under its unfunded, nonqualified defined benefit and defined contribution plans for executive officers and certain key management employees and invests in these fixed-income and equity securities for the purpose of earning investment returns and capital appreciation. These investments, which totaled $59.3 million and $62.9 million at December 31, 2024 and 2023, respectively, are classified as investments on the Consolidated Balance Sheets. The net unrealized gain on these investments for the year ended December 31, 2024 and 2023, was $5.9 million and $7.4 million, respectively. The net unrealized loss on these investments for the year ended December 31, 2022 was $11.2 million. The change in fair value, which is considered part of the cost of the plan, is classified in Other income on the Consolidated Statements of Income. In the first quarter of 2024 and the fourth quarter of 2023, the Company withdrew $9.0 million and $20.0 million, respectively, of its cost basis, which reduced Investments on the Consolidated Balance Sheets. The Company did not elect the fair value option, which records gains and losses in income, for its available-for-sale securities, which include mortgage-backed securities and U.S. Treasury securities. These available-for-sale securities are recorded at fair value and are classified as Investments on the Consolidated Balance Sheets. Unrealized gains or losses are recorded in Accumulated other comprehensive loss on the Consolidated Balance Sheets. Details of available-for-sale securities were as follows: December 31, 2024 Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value (In thousands) Mortgage-backed securities $ 7,933 $ 4 $ 383 $ 7,554 U.S. Treasury securities 3,945 80 1 4,024 Total $ 11,878 $ 84 $ 384 $ 11,578 December 31, 2023 Cost Gross Unrealized Gains Gross Unrealized Losses Fair Value (In thousands) Mortgage-backed securities $ 8,234 $ 17 $ 470 $ 7,781 U.S. Treasury securities 3,521 28 8 3,541 Total $ 11,755 $ 45 $ 478 $ 11,322 80 MDU Resources Group, Inc. Form 10-K

Index Part II The Company's assets measured at fair value on a recurring basis were as follows: Fair Value Measurements at December 31, 2024, Using Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Balance at December 31, 2024 (In thousands) Assets: Money market funds $ — $ 12,879 $ — $ 12,879 Insurance contracts* — 59,282 — 59,282 Available-for-sale securities: Mortgage-backed securities — 7,554 — 7,554 U.S. Treasury securities — 4,024 — 4,024 Total assets measured at fair value $ — $ 83,739 $ — $ 83,739 * The insurance contracts invest approximately 58 percent in fixed-income investments, 17 percent in common stock of large-cap companies, 8 percent in target date investments, 8 percent in common stock of mid-cap companies, 4 percent in common stock of small-cap companies, 4 percent in cash equivalents, and 1 percent in international investments. Fair Value Measurements at December 31, 2023, Using Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Balance at December 31, 2023 (In thousands) Assets: Money market funds $ — $ 6,409 $ — $ 6,409 Insurance contracts* — 62,936 — 62,936 Available-for-sale securities: Mortgage-backed securities — 7,781 — 7,781 U.S. Treasury securities — 3,541 — 3,541 Total assets measured at fair value $ — $ 80,667 $ — $ 80,667 * The insurance contracts invest approximately 60 percent in fixed-income investments, 15 percent in common stock of large-cap companies, 8 percent in target date investments, 7 percent in common stock of mid-cap companies, 5 percent in common stock of small-cap companies, 3 percent in cash equivalents, 1 percent in high yield investments, and 1 percent in international investments. The Company's money market funds are valued at the net asset value of shares held at the end of the period, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the Company's mortgage-backed securities and U.S. Treasury securities are based on comparable market transactions, other observable inputs or other sources, including pricing from outside sources. The estimated fair value of the Company's insurance contracts are based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data. Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value. The Company applies the provisions of the fair value measurement standard to its nonrecurring, non-financial measurements, including long-lived asset impairments. These assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances. The Company reviews the carrying value of its long-lived assets, excluding goodwill, whenever events or changes in circumstances indicate that such carrying amounts may not be recoverable. MDU Resources Group, Inc. Form 10-K 81

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The Company's long-term debt is not measured at fair value on the Consolidated Balance Sheets and the fair value is being provided for disclosure purposes only. The fair value was categorized as Level 2 in the fair value hierarchy and was based on discounted future cash flows using current market interest rates. The estimated fair value of the Company's Level 2 long-term debt at December 31 was as follows:

	2024	2023
	(In thousands)	
Carrying Amount	**$ 2,292,610**	$ 2,166,223
Fair Value	**$ 1,963,396**	$ 1,914,039

The carrying amounts of the Company's remaining financial instruments included in current assets and current liabilities approximate their fair values.

Note 10 - Debt

Due to the Knife River separation, Centennial repaid all of its outstanding debt in the second quarter of 2023, which was funded by the Knife River repayment and the Company entering into various new debt instruments. Refer to Note 3 for additional information related to the repayment of debt associated with the Knife River separation.

Certain debt instruments of the Company and its subsidiaries contain restrictive and financial covenants and cross-default provisions. In order to borrow under the respective debt agreements, the Company and its subsidiaries must be in compliance with the applicable covenants and certain other conditions, all of which the Company and its subsidiaries, as applicable, were in compliance with at December 31, 2024. In the event the Company or its subsidiaries do not comply with the applicable covenants and other conditions, alternative sources of funding may need to be pursued.

The following table summarizes the outstanding revolving credit facilities of the Company and its subsidiaries:

Company	Facility	Facility Limit	Amount Outstanding at December 31, 2024	Amount Outstanding at December 31, 2023	Letters of Credit at December 31, 2024	Expiration Date
				(In millions)		
Montana-Dakota Utilities Co.	Commercial paper/Revolving credit agreement (a)	$ 200.0	$ 81.4	$ 144.2	$ —	10/18/28
Cascade Natural Gas Corporation	Revolving credit agreement	$ 175.0 (b)	$ 64.6	$ 15.4	$ 2.2 (c)	6/20/29
Intermountain Gas Company	Revolving credit agreement	$ 175.0 (b)	$ 105.1	$ 30.7	$ —	6/20/29
MDU Resources Group, Inc.	Revolving credit agreement	$ 200.0 (d)	$ —	$ —	$ 12.1 (c)	5/31/28

(a) The commercial paper program is supported by a revolving credit agreement with various banks (provisions allow for increased borrowings, at the option of Montana-Dakota on stated conditions, up to a maximum of $250.0 million). At December 31, 2024 and 2023, there were no amounts outstanding under the revolving credit agreement.
(b) Certain provisions allow for increased borrowings, up to a maximum of $225.0 million.
(c) Outstanding letter(s) of credit reduce the amount available under the credit agreement.
(d) Certain provisions allow for increased borrowings, up to a maximum of $250.0 million.

Montana-Dakota's commercial paper program is supported by a revolving credit agreement. While the amount of commercial paper outstanding does not reduce available capacity under the revolving credit agreement, Montana-Dakota does not issue commercial paper in an aggregate amount exceeding the available capacity under the credit agreement. The commercial paper and revolving credit agreement borrowings may vary during the period, largely the result of fluctuations in working capital requirements due to the seasonality of certain operations of Montana-Dakota.

Short-term debt

Cascade On January 20, 2023, Cascade entered into a $150.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. On December 5, 2023, Cascade paid down $100.0 million of the outstanding balance. On January 19, 2024, Cascade made the final $50.0 million repayment on the term loan agreement.

Intermountain On January 20, 2023, Intermountain entered into a $125.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of January 19, 2024. In March, April and May 2023, Intermountain paid down $20.0 million, $30.0 million, and $30.0 million, respectively, of the outstanding balance. On January 19, 2024 Intermountain made the final $45.0 million repayment on the term loan agreement.

MDU Resources Group, Inc. On May 31, 2023, the Company entered into a $150.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 29, 2024. At December 31, 2023, the Company had no amount outstanding, which remained that way until this agreement matured and subsequently terminated in May 2024.

82 MDU Resources Group, Inc. Form 10-K

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Long-term debt

Long-term Debt Outstanding Long-term debt outstanding was as follows:

	Weighted Average Interest Rate at December 31, 2024	2024	2023
		(In thousands)	
Senior notes due on dates ranging from August 23, 2025 to June 15, 2062	4.57 %	$ 1,947,000	$ 1,882,000
Credit agreements due on June 20, 2029	5.79 %	169,700	46,100
Commercial paper supported by revolving credit agreement	4.76 %	81,400	144,200
Term loan agreements due on dates ranging from September 3, 2032 to April 1, 2039	4.44 %	65,600	64,300
Medium-term notes due on dates ranging from September 15, 2027 to March 16, 2029	7.32 %	35,000	35,000
Other notes due on dates ranging from May 31, 2028 to November 30, 2038	6.00 %	346	980
Less unamortized debt issuance costs		6,436	6,357
Total long-term debt		2,292,610	2,166,223
Less current maturities		161,700	61,319
Net long-term debt		$ 2,130,910	$ 2,104,904

Montana-Dakota On October 18, 2023, Montana-Dakota amended and restated its revolving credit agreement to increase the borrowing capacity to $200.0 million and extend the maturity date to October 18, 2028. Montana-Dakota's revolving credit agreement supports its commercial paper program. Commercial paper borrowings under this agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued commercial paper borrowings. The credit agreement contains customary covenants and provisions, including covenants of Montana-Dakota not to permit, as of the end of any fiscal quarter, the ratio of funded debt to total capitalization (determined on a consolidated basis) to be greater than 65 percent. Other covenants include limitations on the sale of certain assets and on the making of certain loans and investments.

On July 11, 2024, Montana-Dakota issued $125.0 million of senior notes under a note purchase agreement with maturity dates ranging from July 11, 2039 to July 11, 2054, at a weighted average interest rate of 5.96 percent. The agreement contains customary covenants and provisions, including a covenant of Montana-Dakota not to permit, at any time, the ratio of total debt to capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

Montana-Dakota's ratio of total debt to total capitalization at December 31, 2024, was 48 percent.

Cascade On June 20, 2024, Cascade amended and restated its revolving credit agreement to increase the borrowing capacity from $100.0 million to $175.0 million and extend the maturity date to June 20, 2029. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Cascade not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

Cascade's ratio of total debt to total capitalization at December 31, 2024, was 50 percent.

Intermountain On June 20, 2024, Intermountain amended and restated its revolving credit agreement to increase the borrowing capacity from $100.0 million to $175.0 million and extend the maturity date to June 20, 2029. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of Intermountain not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. Other covenants include restrictions on the sale of certain assets, limitations on indebtedness and the making of certain investments.

Intermountain's ratio of total debt to total capitalization at December 31, 2024, was 60 percent.

MDU Resources Group, Inc. On May 31, 2023, the Company entered into a $200.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2028. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

On May 31, 2023, the Company entered into a $375.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2025. On November 15, 2023, the Company paid down $185.0 million of the term loan agreement. On November 1, 2024, the Company repaid its remaining outstanding balance of $190.0 million and the term loan agreement subsequently terminated. The Company's repayment was

MDU Resources Group, Inc. Form 10-K **83**

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funded by the Everus repayment of debt in connection with the separation. Refer to Note 3 for additional information related to the repayment of debt associated with the Everus separation.

The Company's ratio of total debt to total capitalization at December 31, 2024, was 46 percent.

WBI Energy Transmission WBI Energy Transmission has a $350.0 million uncommitted note purchase and private shelf agreement with an expiration date of December 22, 2025. WBI Energy Transmission had $235.0 million of notes outstanding at December 31, 2024, which reduced the remaining capacity under this uncommitted private shelf agreement to $115.0 million. This agreement contains customary covenants and provisions, including a covenant of WBI Energy Transmission not to permit, as of the end of any fiscal quarter, the ratio of total debt to total capitalization to be greater than 55 percent. Other covenants include a limitation on priority debt, restrictions on the sale of certain assets and the making of certain investments.

On April 1, 2024, WBI Energy Transmission entered into a $60.0 million term loan agreement with an interest rate of 4.52 percent and a maturity date of April 1, 2039, with the principal to be repaid in equal annual installments of $4.0 million each, beginning March 2025 and continuing through the maturity date. The agreement contains customary covenants and provisions, including a covenant of WBI Energy Transmission not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments.

WBI Energy Transmission's ratio of total debt to total capitalization at December 31, 2024, was 40 percent.

Schedule of Debt Maturities Long-term debt maturities, which excludes unamortized debt issuance costs and discount, for the five years and thereafter following December 31, 2024, were as follows:

	2025	2026	2027	2028	2029	Thereafter
			(In thousands)			
Long-term debt maturities	$ 161,700	$ 144,700	$ 24,700	$ 161,100	$ 244,400	$ 1,562,446

Note 11 - Asset Retirement Obligations

The Company records obligations related to retirement costs of natural gas distribution lines, natural gas transmission lines, natural gas storage wells, decommissioning of certain electric generating facilities, special handling and disposal of hazardous materials at certain electric generating facilities, natural gas distribution facilities and buildings, and certain other obligations as asset retirement obligations.

A reconciliation of the Company's liability, which the current portion is included in other accrued liabilities on the Consolidated Balance Sheets, for the years ended December 31 was as follows:

	2024	2023
	(In thousands)	
Balance at beginning of year	**$ 385,154**	$ 373,147
Liabilities incurred	**2,721**	533
Liabilities settled	**(5,271)**	(6,633)
Accretion expense*	**19,655**	18,894
Revisions in estimates	**4,388**	(787)
Balance at end of year	**$ 406,647**	$ 385,154

* Includes $19.6 million and $18.9 million in 2024 and 2023, respectively, recorded to regulatory assets.

The 2024 revisions in estimates consist principally of updated asset retirement obligation costs resulting from decommissioning studies performed for electric generating facilities at the electric segment.

The Company believes that largely all expenses related to asset retirement obligations at the Company's regulated operations will be recovered in rates over time and, accordingly, defers such expenses as regulatory assets. For more information on the Company's regulatory assets and liabilities, see Note 6.

Note 12 - Equity

The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. The Company has paid quarterly dividends for 87 consecutive years. For the years ended December 31, 2024, 2023 and 2022, dividends declared on common stock were $.5100, $.6950 and $.8750 per common share, respectively. Dividends on common stock are paid quarterly to the stockholders as of the record date. For the years ended December 31, 2024, 2023 and 2022, the dividends declared to common stockholders were $103.9 million, $141.5 million and $177.9 million, respectively.

84 MDU Resources Group, Inc. Form 10-K

Index Part II The declaration and payment of dividends of the Company is at the sole discretion of the board of directors. In addition, the Company's subsidiaries are generally restricted to paying dividends out of capital accounts or net assets. The following discusses the most restrictive limitations. Certain credit agreements and regulatory limitations of the Company's subsidiaries also contain restrictions on dividend payments. The most restrictive limitation requires the Company's subsidiaries not to permit the ratio of funded debt to capitalization to be greater than 65 percent. Based on this limitation, approximately $1.3 billion of the net assets of the Company's subsidiaries, which represents common stockholders' equity including retained earnings, would be restricted from use for dividend payments at December 31, 2024. The Company may sell any combination of common stock and debt securities if warranted by market conditions and the Company's capital requirements. Any public offer and sale of such securities will be made only by means of a prospectus meeting the requirements of the Securities Act and the rules and regulations thereunder. The K-Plan provides participants the option to invest in the Company's common stock. For the years ended December 31, 2024, 2023 and 2022, the K-Plan purchased shares of common stock on the open market. At December 31, 2024, there were 7.2 million shares of common stock reserved for original issuance under the K-Plan. The Company currently has 2.0 million shares of preferred stock authorized to be issued with a $100 par value. At December 31, 2024 and 2023, there were no shares outstanding. Note 13 - Stock-Based Compensation The Company has stock-based compensation plans under which it is currently authorized to grant RSUs and other stock awards. As of December 31, 2024, there were 2.3 million remaining shares available to grant under these plans. The Company either purchases shares on the open market or issues new shares of common stock to satisfy the vesting of stock-based awards. Separations of Knife River and Everus In connection with the completed separations of Knife River and Everus through spinoffs, the provisions of the existing compensation plans required adjustments to the number and terms of outstanding employee time-vested RSUs and PSAs to preserve the intrinsic value of the awards immediately prior to each separation. The outstanding awards will continue to vest over the original vesting period, which is generally three years from the grant date. The outstanding PSAs in place at the time of the Knife River spinoff were modified to no longer be subject to performance-based vesting conditions. The number of PSAs were first adjusted for performance. The combined performance factors were determined based on the performance of the Company as of December 31, 2022. As a result, there were no outstanding PSAs at December 31, 2023. Outstanding awards at the time of the spinoffs were converted into awards of the holder’s employer following each separation. The Company incurred $1.7 million of incremental compensation expense related to the conversion of the RSUs associated with the Everus spinoff, of which $854,000 was recognized in 2024 and the remainder will be recognized in expense over the remaining service periods of the applicable awards. Total stock-based compensation expense (after tax) was $7.1 million, $5.1 million and $6.9 million in 2024, 2023 and 2022, respectively. The Company uses the straight-line amortization method to recognize compensation expense related to RSUs, which only has a service condition. The Company recognized compensation expense related to PSAs with market-based performance metrics on a straight-line basis over the requisite service period. As of December 31, 2024, total remaining unrecognized compensation expense related to stock-based compensation was approximately $8.4 million (before income taxes) which will be amortized over a weighted average period of 1.3 years. Stock awards Non-employee directors receive shares of common stock in addition to and in lieu of cash payment for directors' fees. There were 46,341 shares with a fair value of $850,000, 50,717 shares with a fair value of $950,000 and 40,800 shares with a fair value of $1.2 million issued to non-employee directors during the years ended December 31, 2024, 2023 and 2022, respectively. RSUs In February 2024, 2023 and 2022, key employees were granted RSUs under the long-term performance-based incentive plan authorized by the Company's compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of unit award grants. The shares vest over three years, contingent on continued employment. Compensation expense is recognized over the vesting period. Upon vesting, participants receive dividends that accumulate during the vesting period. As previously discussed, adjustments were made to the number of RSUs to preserve the intrinsic value of the awards in connection with the spinoffs of Knife River and Everus and outstanding PSAs in place at the time of the Knife River spinoff were converted to RSUs. MDU Resources Group, Inc. Form 10-K 85

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Target grants of RSUs outstanding at December 31, 2024, were as follows:

Grant Date	Performance Period	Target Grant of Shares
February 2023/ July 2023	2023-2025	542,233
February 2024/ June 2024	2024-2026	698,284

A summary of the status of the RSUs for the year ended December 31, 2024, was as follows:

	RSUs		
	Number of Shares	Weighted Average Grant-Date Fair Value	**
Nonvested at beginning of period	873,300	$ 21.16	
Granted pre-separation of Everus	478,938	20.89	
Forfeited	(112,826)	21.35	
Non-vested pre-separation of Everus	1,239,412		
Adjustments related to the Everus separation*	663,661		
Vested shares	(662,556)	12.04	
Nonvested at end of period	1,240,517	$ 12.56	

* Includes the conversion adjustments to preserve the intrinsic value of the awards and the cancellation of outstanding awards held by employees that transferred to Everus, which were replaced with awards issued by Everus as part of the separation.
** Weighted average grant-date fair values post-separation of Everus reflects incremental fair value related to modifying the awards and the Company's adjusted stock price due to the separation.

Historical PSAs

In February 2022, key employees were granted PSAs under the long-term performance-based incentive plan authorized by the Company's compensation committee. The compensation committee has the authority to select the recipients of awards, determine the type and size of awards, and establish certain terms and conditions of award grants. Upon vesting, participants receive dividends that accumulate during the vesting period. Share awards were generally earned over a three-year vesting period and tied to financial metrics. However, in connection with the spinoff of Knife River, the outstanding PSAs were converted to RSUs. As a result, there were no outstanding PSAs at December 31, 2024.

Under the market condition for these PSAs, participants could earn from zero to 200 percent of the apportioned target grant of shares based on the Company's total stockholder return relative to that of the selected peer group. Compensation expense was based on the grant-date fair value as determined by Monte Carlo simulation. The blended volatility term structure ranges were comprised of 50 percent historical volatility and 50 percent implied volatility. Risk-free interest rates were based on U.S. Treasury security rates in effect as of the grant date. Assumptions used for initial grants applicable to the market condition for certain PSAs issued in 2022 were:

	2022
Weighted average grant-date fair value	$36.25
Blended volatility range	24.07% - 31.41%
Risk-free interest rate range	.71% - 1.68%
Weighted average discounted dividends per share	$2.93

Under the performance conditions for these PSAs, participants could earn from zero to 200 percent of the apportioned target grant of shares. The performance conditions were based on the Company's compound annual growth rate in earnings from continuing operations. The weighted average grant-date fair value per share for the PSAs applicable to these performance conditions issued in 2022 was $27.73.

The fair value of the PSAs that vested during the year ended December 31, 2022, was $7.6 million.

86 MDU Resources Group, Inc. Form 10-K

Index Part II Note 14 - Accumulated Other Comprehensive Loss The Company's accumulated other comprehensive loss is comprised of losses on derivative instruments qualifying as hedges, postretirement liability adjustments and gain (loss) on available-for-sale investments. The after-tax changes in the components of accumulated other comprehensive loss were as follows: Net Unrealized Loss on Derivative Instruments Qualifying as Hedges Post- retirement Liability Adjustment Net Unrealized Gain (Loss) on Available- for-sale Investments Total Accumulated Other Comprehensive Loss (In thousands) At December 31, 2022 $ (125) $ (29,900) $ (558) $ (30,583) Other comprehensive income (loss) before reclassifications — (646) 173 (473) Amounts reclassified from accumulated other comprehensive loss 81 242 43 366 Net current-period other comprehensive income (loss) 81 (404) 216 (107) Amounts reclassified related to the separation of Knife River 44 12,262 — 12,306 At December 31, 2023 — (18,042) (342) (18,384) Other comprehensive income before reclassifications — 1,049 85 1,134 Amounts reclassified from accumulated other comprehensive loss — 432 20 452 Net current-period other comprehensive income — 1,481 105 1,586 At December 31, 2024 $ — $ (16,561) $ (237) $ (16,798) The following amounts were reclassified out of accumulated other comprehensive loss into net income. The amounts presented in parentheses indicate a decrease to net income on the Consolidated Statements of Income. The reclassifications for the years ended December 31 were as follows: 2024 2023 Location on Consolidated Statements of Income (In thousands) Reclassification adjustment for loss on derivative instruments included in net income $ — $ (96) Interest expense — 15 Income taxes — (81) Amortization of postretirement liability losses included in net periodic benefit credit (577) (320) Other income 145 78 Income taxes (432) (242) Reclassification adjustment on available-for-sale investments included in net income (25) (54) Other income 5 11 Income taxes (20) (43) Total reclassifications $ (452) $ (366) MDU Resources Group, Inc. Form 10-K 87

Index Part II Note 15 - Income Taxes The components of income before income taxes from continuing operations for each of the years ended December 31 were as follows: 2024 2023 2022 (In thousands) United States $ 198,662 $ 340,330 $ 123,447 Income before income taxes from continuing operations $ 198,662 $ 340,330 $ 123,447 Income tax expense (benefit) from continuing operations for the years ended December 31 was as follows: 2024 2023 2022 (In thousands) Current: Federal $ 30,412 $ 8,271 $ (15,849) State 3,255 3,251 1,857 33,667 11,522 (13,992) Deferred: Income taxes: Federal (17,321) (3,331) 15,038 State (1,805) (125) 4,251 Investment tax credit - net 3,048 2,147 898 (16,078) (1,309) 20,187 Total income tax expense $ 17,589 $ 10,213 $ 6,195 Components of deferred tax assets and deferred tax liabilities at December 31 were as follows: 2024 2023 (In thousands) Deferred tax assets: Environmental compliance $ 33,730 $ 28,873 Pension and postretirement 25,508 27,584 Compensation-related 15,651 17,106 Customer advances 9,719 8,312 Cost recovery mechanisms 7,402 5,314 Legal and environmental contingencies 5,317 4,881 Other 20,386 13,045 Total deferred tax assets 117,713 105,115 Deferred tax liabilities: Basis differences on property, plant and equipment 426,493 404,039 Pension and postretirement 48,355 39,110 Purchased gas adjustment 20,441 34,618 Environmental compliance 17,260 16,221 Cost recovery mechanisms 19,245 22,604 Legal and environmental contingencies 6,300 5,902 Other 19,931 33,947 Total deferred tax liabilities 558,025 556,441 Valuation allowance 1,008 1,010 Net deferred income tax liability $ 441,320 $ 452,336 As of both December 31, 2024 and 2023, the Company had various state income tax net operating loss carryforwards of $1.0 million and state income tax credit carryforwards, excluding alternative minimum tax credit carryforwards, of $31.6 million and $33.7 million, respectively. The state income tax credit carryforwards are due to expire between 2026 and 2038. Changes in tax regulations or assumptions regarding current and future taxable income could require additional valuation allowances in the future. 88 MDU Resources Group, Inc. Form 10-K

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The following table reconciles the change in the net deferred income tax liability from December 31, 2023, to December 31, 2024, to deferred income tax expense:

		2024
		(In thousands)
Change in net deferred income tax liability from the preceding table	$	(11,016)
Excess deferred income tax amortization		(8,121)
Deferred taxes associated with other comprehensive income		(532)
Other		3,591
Deferred income tax expense for the period	$	(16,078)

Total income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The reasons for this difference were as follows:

Years ended December 31,		2024			2023			2022	
		Amount	%		Amount	%		Amount	%
					(Dollars in thousands)				
Computed tax at federal statutory rate	$	41,719	21.0	$	71,469	21.0	$	25,924	21.0
Increases (reductions) resulting from:									
State income taxes, net of federal income tax		4,047	2.0		3,605	1.1		2,484	2.0
State investment tax credit, net of federal income tax		2,400	1.2		1,545	.5		1,624	1.3
Executive compensation		2,111	1.1		564	.2		683	.6
Federal renewable energy credit		(16,871)	(8.5)		(15,175)	(4.5)		(15,343)	(12.4)
Excess deferred income tax amortization		(8,121)	(4.1)		(8,383)	(2.5)		(9,008)	(7.3)
State tax rate change		(2,317)	(1.2)		(9)	—		(3)	—
Research and development tax credit		(1,465)	(.7)		(1,985)	(.6)		(1,692)	(1.4)
Nonqualified benefit plans		(1,142)	(.6)		(1,313)	(.4)		1,516	1.2
Tax-free debt for equity exchange		—	—		(38,967)	(11.4)		—	—
Other		(2,772)	(1.4)		(1,138)	(.3)		10	—
Total income tax expense	$	17,589	8.8	$	10,213	3.1	$	6,195	5.0

The Company's effective tax rate for 2024 differs from the U.S. federal statutory rate of 21 percent due primarily to the impact of credits and deductions provided by law and excess deferred income tax amortization.

The Company and its subsidiaries file income tax returns in the U.S. federal jurisdiction, and various state and local jurisdictions. The Company is no longer subject to U.S. federal, non-U.S., state or local income tax examinations by tax authorities for years ending prior to 2020.

Total reserves for uncertain tax positions were not material. The Company recognizes interest and penalties accrued relative to unrecognized tax benefits in income tax expense.

Note 16 - Cash Flow Information

Cash expenditures for interest and income taxes for the years ended December 31 were as follows:

		2024		2023		2022
				(In thousands)		
Interest, net*	$	108,242	$	112,839	$	49,036
Income taxes paid (refunded), net**	$	43,572	$	12,162	$	(27,884)

* AFUDC - borrowed was $11.0 million, $10.0 million and $2.2 million for the years ended December 31, 2024, 2023 and 2022, respectively.

** Income taxes paid, including discontinued operations, were $80.9 million, $62.5 million and $26.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Noncash investing and financing transactions at December 31 were as follows:

		2024		2023		2022
				(In thousands)		
Property, plant and equipment additions in accounts payable	$	36,820	$	46,364	$	34,886
Right-of-use assets obtained in exchange for new operating lease liabilities	$	1,787	$	2,265	$	1,324
Debt for equity exchange of retained shares in Knife River	$	—	$	293,239	$	—

MDU Resources Group, Inc. Form 10-K 89

Index Part II Note 17 - Business Segment Data The Company's reportable segments are those that are based on the Company's method of internal reporting, which generally segregates the strategic business activities due to differences in products, services and regulation. The internal reporting of these operating segments is defined based on the reporting and review process used by the Company's CODM, the chief executive officer. The Company's operations are located within the United States. The Company’s CODM regularly reviews discrete financial information of each reportable segment and uses net income to assess performance of each reportable segment. The CODM uses this information to assess performance and make decisions about resources to be allocated to each reportable segment, including capital and personnel. The information provided to the CODM is prepared at the reportable segment level in quarterly financial packages and on a more summarized basis monthly. Budget and forecast information is also provided to the CODM at the reportable segment level. The electric segment generates, transmits and distributes electricity in Montana, North Dakota, South Dakota and Wyoming. The natural gas distribution segment distributes natural gas in those states, as well as in Idaho, Minnesota, Oregon and Washington. These operations also supply related value-added services. The pipeline segment provides natural gas transportation and underground storage services through a FERC regulated pipeline system primarily in the Rocky Mountain and northern Great Plains regions of the United States. This segment also provides non-regulated energy-related services, including cathodic protection. The Other category includes the activities of Centennial Capital, which, through its subsidiary InterSource Insurance Company, insures various types of risks as a captive insurer for certain of the Company's subsidiaries. The function of the captive insurer is to fund the self-insured layers of the insured Company's general liability, automobile liability, pollution liability and other coverages. Centennial Capital also owns certain personal property. In addition, the Other category includes certain assets, liabilities and tax adjustments of the holding company primarily associated with corporate functions, as well as the gain on the tax-free exchange of the retained shares in Knife River and costs associated with certain strategic initiatives. Also included are certain general and administrative costs (reflected in operation and maintenance expense) and interest expense, which were previously allocated to Knife River, Everus, Fidelity and the refining business and did not meet the criteria for discontinued operations. Discontinued operations includes the results of operations for Knife River and Everus and certain associated separation costs, including interest on certain debt facilities repaid in connection with the separations. For the comparative periods below, Everus' operations are only reflected through October 2024 compared to the full year in 2023 and 2022 and Knife River's operations are only reflected through May 2023, compared to the full year in 2022. Discontinued operations also includes the supporting activities of Fidelity other than certain general and administrative costs and interest expense as described above. 90 MDU Resources Group, Inc. Form 10-K

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The information below follows the same accounting policies as described in Note 2. Information on the Company's segments as of December 31 and for the years then ended was as follows:

Year ended December 31, 2024	Electric	Natural gas distribution	Pipeline	Other	Consolidated
			(In thousands)		
Operating revenues:					
External operating revenues	$ 414,406	$ 1,200,975	$ 142,597	$ —	$ 1,757,978
Intersegment operating revenues	72	130	69,222	195	69,619
Operation and maintenance:					
External operation and maintenance	94,897	231,087	75,456	13,051	414,491
Intersegment operation and maintenance	72	130	324	195	721
Purchased natural gas sold:					
External purchased natural gas sold	—	630,403	—	—	630,403
Intersegment purchased natural gas sold	—	68,898	—	—	68,898
Electric fuel and purchased power	141,148	—	—	—	141,148
Depreciation and amortization	66,524	101,958	29,362	2,234	200,078
Taxes, other than income	17,605	76,042	12,175	394	106,216
Other income:					
External other income	8,205	25,509	5,850	1,803	41,367
Intersegment other income	—	—	655	14,798	15,453
Interest expense:					
External interest expense	30,058	63,185	10,862	4,242	108,347
Intersegment interest expense	—	—	4,633	10,820	15,453
Income tax expense (benefit)	(2,414)	7,974	17,470	(5,441)	17,589
Income (loss) from continuing operations	74,793	46,937	68,042	(8,699)	181,073
Discontinued operations, net of tax	—	—	—	100,035	100,035
Net income	$ 74,793	$ 46,937	$ 68,042	$ 91,336	$ 281,108
Capital expenditures (a)	$ 110,812	$ 286,152	$ 126,806	$ 1,728	$ 525,498
Assets	$ 1,976,912	(b) $ 3,730,532	(b) $ 1,151,317	$ 180,057	(c) $ 7,038,818
Property, plant and equipment	$ 2,480,816	(b) $ 3,731,093	(b) $ 1,338,006	$ 4,148	$ 7,554,063
Accumulated depreciation and amortization	$ 716,736	(b) $ 1,139,223	(b) $ 351,045	$ 2,767	$ 2,209,771

(a) Capital expenditures include noncash transactions such as capital expenditure-related accounts payable and AFUDC totaling $7.1 million.
(b) Includes allocations of common utility property for the Electric and Natural gas distribution segments.
(c) Other includes assets not directly assignable to a business (i.e. cash, cash equivalents and restricted cash, certain accounts receivable, certain investments and other miscellaneous current and deferred assets).

MDU Resources Group, Inc. Form 10-K 91

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Year ended December 31, 2023	Electric	Natural gas distribution	Pipeline	Other	Consolidated
			(In thousands)		
Operating revenues:					
External operating revenues	$ 401,037	$ 1,287,236	$ 115,079	$ —	$ 1,803,352
Intersegment operating revenues	138	301	62,533	119	63,091
Operation and maintenance:					
External operation and maintenance	92,521	219,481	70,386	24,693	407,081
Intersegment operation and maintenance	138	301	431	119	989
Purchased natural gas sold:					
External purchased natural gas sold	—	742,965	—	—	742,965
Intersegment purchased natural gas sold	—	62,102	—	—	62,102
Electric fuel and purchased power	134,779	—	—	—	134,779
Depreciation and amortization	64,253	95,300	26,811	4,086	190,450
Taxes, other than income	16,695	75,207	10,822	409	103,133
Realized gain on tax-free exchange of the retained shares in Knife River	—	—	—	186,556	186,556
Other income:					
External other income	5,815	20,867	3,675	3,097	33,454
Intersegment other income	—	—	217	13,431	13,648
Interest expense:					
External interest expense	28,064	57,601	9,428	9,531	104,624
Intersegment interest expense	—	—	3,842	9,806	13,648
Income tax expense (benefit)	(1,019)	6,927	12,409	(8,104)	10,213
Income from continuing operations	71,559	48,520	47,375	162,663	330,117
Discontinued operations, net of tax	—	—	(457)	85,047	84,590
Net income	$ 71,559	$ 48,520	$ 46,918	$ 247,710	$ 414,707
Capital expenditures (a)	$ 109,805	$ 274,836	$ 115,903	$ (2,825)	$ 497,719
Assets	$ 1,955,644	(b) $ 3,532,142	(b) $ 1,045,704	$ 1,299,669	(c) $ 7,833,159
Property, plant and equipment	$ 2,369,039	(b) $ 3,462,187	(b) $ 1,218,387	$ 31,654	$ 7,081,267
Accumulated depreciation and amortization	$ 660,438	(b) $ 1,068,037	(b) $ 328,010	$ 19,890	$ 2,076,375

(a) Capital expenditures include noncash transactions such as capital expenditure-related accounts payable and AFUDC totaling $(13.6) million.
(b) Includes allocations of common utility property for the Electric and Natural gas distribution segments.
(c) Other includes assets of discontinued operations and assets not directly assignable to a business (i.e. cash, cash equivalents and restricted cash, certain accounts receivable, certain investments and other miscellaneous current and deferred assets).

92 MDU Resources Group, Inc. Form 10-K

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Year ended December 31, 2022	Electric	Natural gas distribution	Pipeline	Other	Consolidated
			(In thousands)		
Operating revenues:					
External operating revenues	$ 377,015	$ 1,273,588	$ 96,695	$ —	$ 1,747,298
Intersegment operating revenues	58	216	58,884	86	59,244
Operation and maintenance:					
External operation and maintenance	93,236	205,009	60,300	21,406	379,951
Intersegment operation and maintenance	58	216	638	86	998
Purchased natural gas sold:					
External purchased natural gas sold	—	757,883	—	—	757,883
Intersegment purchased natural gas sold	—	58,246	—	—	58,246
Electric fuel and purchased power	119,405	—	—	—	119,405
Depreciation and amortization	67,802	89,466	26,857	4,435	188,560
Taxes, other than income	16,917	71,095	12,318	299	100,629
Other income:					
External other income	528	3,213	1,272	(1,753)	3,260
Intersegment other income	—	—	80	556	636
Interest expense:					
External interest expense	28,526	42,126	9,966	65	80,683
Intersegment interest expense	—	—	136	500	636
Income tax expense (benefit)	(5,420)	7,805	10,522	(6,712)	6,195
Income (loss) from continuing operations	57,077	45,171	36,194	(21,190)	117,252
Discontinued operations, net of tax	—	—	(906)	251,143	250,237
Net income	$ 57,077	$ 45,171	$ 35,288	$ 229,953	$ 367,489
Capital expenditures (a)	$ 133,970	$ 240,064	$ 61,923	$ 2,272	$ 438,229
Assets	$ 1,856,258	(b) $ 3,214,452	(b) $ 961,893	$ 3,628,178	(c) $ 9,660,781
Property, plant and equipment	$ 2,276,613	(b) $ 3,208,059	(b) $ 1,108,141	$ 36,705	$ 6,629,518
Accumulated depreciation and amortization	$ 625,813	(b) $ 1,009,788	(b) $ 308,516	$ 19,143	$ 1,963,260

(a) Capital expenditures include noncash transactions such as capital expenditure-related accounts payable and AFUDC totaling $4.4 million.
(b) Includes allocations of common utility property for the Electric and Natural gas distribution segments.
(c) Other includes assets of discontinued operations and assets not directly assignable to a business (i.e. cash, cash equivalents and restricted cash, certain accounts receivable, certain investments and other miscellaneous current and deferred assets).

A reconciliation of reportable segment operating revenues and assets to consolidated operating revenues and assets is as follows:

	2024	2023	2022
		(In thousands)	
Operating revenues reconciliation:			
Total reportable segment operating revenues	**$ 1,827,402**	$ 1,866,324	$ 1,806,456
Other revenue	**195**	119	86
Elimination of intersegment operating revenues	**(69,619)**	(63,091)	(59,244)
Total consolidated operating revenues	**$ 1,757,978**	$ 1,803,352	$ 1,747,298
Asset reconciliation:			
Total reportable segment assets	**$ 6,892,959**	$ 6,564,962	$ 6,061,151
Other assets	**525,258**	1,847,432	4,784,142
Elimination of intersegment receivables	**(379,399)**	(579,235)	(1,184,512)
Total consolidated assets	**$ 7,038,818**	$ 7,833,159	$ 9,660,781

MDU Resources Group, Inc. Form 10-K **93**

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Part II

Note 18 - Employee Benefit Plans

Pension and other postretirement benefit plans

The Company has noncontributory qualified defined benefit pension plans and other postretirement benefit plans for certain eligible employees. The Company uses a measurement date of December 31 for all of its pension and postretirement benefit plans.

Prior to 2013, defined benefit pension plan benefits and accruals for all nonunion and certain union plans were frozen and on June 30, 2015, the remaining union plan was frozen. These employees were eligible to receive additional defined contribution plan benefits.

Effective January 1, 2010, eligibility to receive retiree medical benefits was modified at certain of the Company's businesses. Employees who had attained age 55 with 10 years of continuous service by December 31, 2010, were provided the option to choose between a pre-65 comprehensive medical plan coupled with a Medicare supplement or a specified company funded Retiree Reimbursement Account, regardless of when they retire. All other eligible employees must meet the new eligibility criteria of age 60 and 10 years of continuous service at the time they retire to be eligible for a specified company funded Retiree Reimbursement Account. Employees hired after December 31, 2009, will not be eligible for retiree medical benefits.

In 2012, the Company modified health care coverage for certain retirees. Effective January 1, 2013, post-65 coverage was replaced by a fixed-dollar subsidy for retirees and spouses to be used to purchase individual insurance through a healthcare exchange.

In connection with the previously discussed separation of Knife River on May 31, 2023, Knife River's pension plan, including the associated assets and liabilities, was transferred to Knife River and therefore is no longer reflected as part of the Company. Also in connection with the separation, a remeasurement of the Company's postretirement plan and the Company's unfunded, non-qualified defined benefit plan were performed and the applicable liabilities from the plans relating to transferring employees were transferred to Knife River.

Changes in benefit obligation and plan assets and amounts recognized in the Consolidated Balance Sheets at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2024	2023	**2024**	2023
	(In thousands)			
Change in benefit obligation:				
Benefit obligation at beginning of year	**$ 275,586**	$ 278,286	**$ 39,590**	$ 40,315
Service cost	**—**	—	**505**	534
Interest cost	**12,799**	13,521	**1,837**	1,956
Plan participants' contributions	**—**	—	**412**	479
Actuarial (gain) loss	**(11,040)**	5,395	**(3,420)**	(215)
Benefits paid	**(21,995)**	(21,616)	**(3,249)**	(3,479)
Benefit obligation at end of year	**255,350**	275,586	**35,675**	39,590
Change in net plan assets:				
Fair value of plan assets at beginning of year	**248,558**	242,031	**79,234**	76,640
Actual return on plan assets	**1,152**	20,576	**2,297**	5,518
Employer contribution	**2,911**	7,567	**71**	76
Plan participants' contributions	**—**	—	**412**	479
Benefits paid	**(21,995)**	(21,616)	**(3,249)**	(3,479)
Fair value of net plan assets at end of year	**230,626**	248,558	**78,765**	79,234
Funded status - (under) over	**$ (24,724)**	$ (27,028)	**$ 43,090**	$ 39,644
Amounts recognized in the Consolidated Balance Sheets at December 31:				
Noncurrent assets - other	**$ —**	$ —	**$ 43,090**	$ 39,644
Noncurrent liabilities - other	**24,724**	27,028	**—**	—
Benefit obligation (liabilities) assets - net amount recognized	**$ (24,724)**	$ (27,028)	**$ 43,090**	$ 39,644
Amounts recognized in accumulated other comprehensive loss:				
Actuarial loss (gain)	**$ 13,228**	$ 32,273	**$ (809)**	$ (3,515)
Prior service credit	**—**	—	**(37)**	(115)
Total	**$ 13,228**	$ 32,273	**$ (846)**	$ (3,630)
Amounts recognized in regulatory assets or liabilities:				
Actuarial loss (gain)	**$ 139,962**	$ 140,232	**$ (1,478)**	$ (1,146)
Prior service credit	**—**	—	**(1,303)**	(2,619)
Total	**$ 139,962**	$ 140,232	**$ (2,781)**	$ (3,765)

94 MDU Resources Group, Inc. Form 10-K

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Employer contributions and benefits paid in the preceding table include only those amounts contributed directly to, or paid directly from, plan assets. Amounts related to regulated operations are recorded as regulatory assets or liabilities and are expected to be reflected in rates charged to customers over time. For more information on regulatory assets and liabilities, see Note 6.

In 2024, the actuarial gain recognized in the benefit obligation was primarily the result of an increase in the discount rate. In 2023, the actuarial loss recognized in the benefit obligation was primarily the result of a decrease in the discount rate. For more information on the discount rates, see the table below. Unrecognized pension actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or the market-related value of assets are amortized over the average life expectancy of plan participants for frozen plans. The market-related value of assets is determined using a five-year average of assets.

The pension plans all have accumulated benefit obligations in excess of plan assets. The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for these plans at December 31 were as follows:

	2024	2023
	(In thousands)	
Projected benefit obligation	$ **255,350**	$ 275,586
Accumulated benefit obligation	$ **255,350**	$ 275,586
Fair value of plan assets	$ **230,626**	$ 248,558

The components of net periodic benefit cost (credit), other than the service cost component, are included in other income on the Consolidated Statements of Income. Prior service credit is amortized on a straight-line basis over the average remaining service period of active participants. These components related to the Company's pension and other postretirement benefit plans for the years ended December 31 were as follows:

	Pension Benefits			Other Postretirement Benefits		
	2024	2023	2022	**2024**	2023	2022
Components of net periodic benefit cost (credit):			(In thousands)			
Service cost	$ **—**	$ —	$ —	$ **505**	$ 534	$ 894
Interest cost	**12,799**	13,521	9,396	**1,837**	1,956	1,383
Expected return on assets	**(16,113)**	(17,194)	(17,482)	**(5,315)**	(5,361)	(5,277)
Amortization of prior service credit	**—**	—	—	**(1,318)**	(1,318)	(1,318)
Recognized net actuarial loss (gain)	**4,149**	3,093	5,826	**(288)**	(504)	(570)
Net periodic benefit cost (credit), including amount capitalized	**835**	(580)	(2,260)	**(4,579)**	(4,693)	(4,888)
Less amount capitalized	**—**	—	—	**—**	107	175
Net periodic benefit cost (credit)	**835**	(580)	(2,260)	**(4,579)**	(4,800)	(5,063)
Other changes in plan assets and benefit obligations recognized in accumulated comprehensive loss:						
Net loss (gain)	**401**	187	2,369	**71**	(604)	(4,141)
Amortization of actuarial (loss) gain	**(359)**	(292)	(1,310)	**130**	108	(281)
Amortization of prior service credit	**—**	—	—	**45**	78	125
Reclassification of postretirement liability adjustment from regulatory asset	**—**	—	5,343	**—**	—	(992)
Total recognized in accumulated other comprehensive loss	**42**	(105)	6,402	**246**	(418)	(5,289)
Other changes in plan assets and benefit obligations recognized in regulatory assets or liabilities:						
Net loss (gain)	**3,520**	1,826	9,757	**(472)**	(107)	11,920
Amortization of actuarial (loss) gain	**(3,790)**	(2,801)	(5,373)	**158**	304	500
Amortization of prior service credit	**—**	—	—	**1,273**	1,273	1,273
Reclassification of postretirement liability adjustment from regulatory asset	**—**	—	(5,343)	**—**	—	992
Total recognized in regulatory assets or liabilities	**(270)**	(975)	(959)	**959**	1,470	14,685
Total recognized in net periodic benefit credit, accumulated other comprehensive loss and regulatory assets or liabilities	$ **607**	$ (1,660)	$ 3,183	$ **(3,374)**	$ (3,748)	$ 4,333

MDU Resources Group, Inc. Form 10-K **95**

Index
Part II

Weighted average assumptions used to determine benefit obligations at December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2024	2023	**2024**	2023
Discount rate	**5.41 %**	4.84 %	**5.43 %**	4.85 %
Expected return on plan assets	**6.50 %**	6.50 %	**6.00 %**	6.00 %

Weighted average assumptions used to determine net periodic benefit cost (credit) for the years ended December 31 were as follows:

	Pension Benefits		Other Postretirement Benefits	
	2024	2023	**2024**	2023
Discount rate	**4.84 %**	5.06 %	**4.85 %**	5.07 %
Expected return on plan assets	**6.50 %**	6.50 %	**6.00 %**	6.00 %

The expected rate of return on pension plan assets is based on a targeted asset allocation range determined by the funded ratio of the plan. As of December 31, 2024, the expected rate of return on pension plan assets is based on the targeted asset allocation range of 40 percent to 50 percent equity securities and 50 percent to 60 percent fixed-income securities and the expected rate of return from these asset categories. The expected rate of return on other postretirement plan assets is based on the targeted asset allocation range of 10 percent to 20 percent equity securities and 80 percent to 90 percent fixed-income securities and the expected rate of return from these asset categories. The expected return on plan assets for other postretirement benefits reflects insurance-related investment costs.

Health care rate assumptions for the Company's other postretirement benefit plans as of December 31 were as follows:

	2024	2023
Health care trend rate assumed for next year (pre-65/post-65)	**8.5%/6.25%**	7.5%/6.5%
Health care cost trend rate - ultimate	**4.5 %**	4.5 %
Year in which ultimate trend rate achieved (pre-65/post-65)	**2035/2034**	2034/2033

The Company's other postretirement benefit plans include health care and life insurance benefits for certain retirees. The plans underlying these benefits may require contributions by the retiree depending on such retiree's age and years of service at retirement or the date of retirement. The Company contributes a flat dollar amount to the monthly premiums which is updated annually on January 1.

The Company expects to contribute to its defined benefit pension plans in 2025 the minimum funding requirement of $1.7 million. The Company expects to contribute approximately $18,000 to its postretirement benefit plans in 2025.

The following benefit payments, which reflect future service, as appropriate, and expected Medicare Part D subsidies at December 31, 2024, are as follows:

Years	Pension Benefits	Other Postretirement Benefits	Expected Medicare Part D Subsidy
		(In thousands)	
2025	$ 22,280	$ 3,333	$ 48
2026	$ 22,070	$ 3,235	$ 43
2027	$ 21,870	$ 3,153	$ 37
2028	$ 21,500	$ 3,064	$ 32
2029	$ 21,170	$ 2,941	$ 27
2030-2034	$ 98,020	$ 13,659	$ 85

Outside investment managers manage the Company's pension and postretirement assets. The Company's investment policy with respect to pension and other postretirement assets is to make investments solely in the interest of the participants and beneficiaries of the plans and for the exclusive purpose of providing benefits accrued and defraying the reasonable expenses of administration. The Company strives to maintain investment diversification to assist in minimizing the risk of large losses. The Company's policy guidelines allow for investment of funds in cash equivalents, fixed-income securities and equity securities. The guidelines prohibit investment in commodities and futures contracts, equity private placement, employer securities, leveraged or derivative securities, options, direct real estate investments, precious metals, venture capital and limited partnerships. The guidelines also prohibit short selling and margin transactions. The Company's practice is to periodically review and rebalance asset categories based on its targeted asset allocation percentage policy.

96 MDU Resources Group, Inc. Form 10-K

Index Part II Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The fair value ASC establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The estimated fair values of the Company's pension plans' assets are determined using the market approach. The carrying value of the pension plans' Level 2 cash equivalents approximates fair value and is determined using observable inputs in active markets or the net asset value of shares held at year end, which is determined using other observable inputs including pricing from outside sources. The estimated fair value of the pension plans' Level 1 and Level 2 equity securities are based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the pension plans' Level 1 and Level 2 collective and mutual funds are based on the net asset value of shares held at year end, based on either published market quotations on active markets or other known sources including pricing from outside sources. The estimated fair value of the pension plans' Level 2 corporate and municipal bonds is determined using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, future cash flows and other reference data. The estimated fair value of the pension plans' Level 1 U.S. Government securities are valued based on quoted prices on an active market. The estimated fair value of the pension plans' Level 2 U.S. Government securities are valued mainly using other observable inputs, including benchmark yields, reported trades, broker/dealer quotes, bids, offers, to be announced prices, future cash flows and other reference data. The estimated fair value of the pension plans' Level 2 pooled separate accounts are determined using observable inputs in active markets or the net asset value of shares held at year end, or other observable inputs. Some of these securities are valued using pricing from outside sources. All investments measured at net asset value in the tables that follow are invested in commingled funds, separate accounts or common collective trusts which do not have publicly quoted prices. The fair value of the commingled funds, separate accounts and common collective trusts are determined based on the net asset value of the underlying investments. The fair value of the underlying investments held by the commingled funds, separate accounts and common collective trusts is generally based on quoted prices in active markets. Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value. The fair value of the Company's pension plans' assets (excluding cash) by class were as follows: Fair Value Measurements at December 31, 2024, Using Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Balance at December 31, 2024 (In thousands) Assets: Cash equivalents $ — $ 4,512 $ — $ 4,512 Equity securities: U.S. companies (2) — — (2) Collective and mutual funds (a) 72,777 93,606 — 166,383 U.S. Government securities 33,616 25,857 — 59,473 Investments measured at net asset value (b) — — — 260 Total assets measured at fair value $ 106,391 $ 123,975 $ — $ 230,626 (a) Collective and mutual funds invest approximately 39 percent in corporate bonds, 19 percent in U.S. Government securities, 17 percent in other investments, 15 percent in common stock of international companies, 9 percent in common stock of large-cap and mid-cap U.S. companies, and 1 percent cash and cash equivalents. (b) In accordance with ASC 820 - Fair Value Measurements, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets. MDU Resources Group, Inc. Form 10-K 97

Index Part II Fair Value Measurements at December 31, 2023, Using Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Balance at December 31, 2023 (In thousands) Assets: Cash equivalents $ — $ 7,197 $ — $ 7,197 Equity securities: U.S. companies (2) — — (2) Collective and mutual funds (a) 84,761 88,219 — 172,980 U.S. Government securities 30,162 33,141 — 63,303 Investments measured at net asset value (b) — — — 5,080 Total assets measured at fair value $ 114,921 $ 128,557 $ — $ 248,558 (a) Collective and mutual funds invest approximately 51 percent in corporate bonds, 15 percent in common stock of international companies, 11 percent in common stock of large-cap and mid-cap U.S. companies, 7 percent cash and cash equivalents, 7 percent in U.S. Government securities and 9 percent in other investments. (b) In accordance with ASC 820 - Fair Value Measurements, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Consolidated Balance Sheets. The estimated fair values of the Company's other postretirement benefit plans' assets are determined using the market approach. The estimated fair value of the other postretirement benefit plans' Level 2 cash equivalents is valued at the net asset value of shares held at year end, based on published market quotations on active markets, or using other known sources including pricing from outside sources. The estimated fair value of the other postretirement benefit plans' Level 1 and Level 2 equity securities is based on the closing price reported on the active market on which the individual securities are traded or other known sources including pricing from outside sources. The estimated fair value of the other postretirement benefit plans' Level 2 insurance contract is based on contractual cash surrender values that are determined primarily by investments in managed separate accounts of the insurer. These amounts approximate fair value. The managed separate accounts are valued based on other observable inputs or corroborated market data. Though the Company believes the methods used to estimate fair value are consistent with those used by other market participants, the use of other methods or assumptions could result in a different estimate of fair value. The fair value of the Company's other postretirement benefit plans' assets (excluding cash) by asset class were as follows: Fair Value Measurements at December 31, 2024, Using Quoted Prices in Active Markets for Identical Assets (Level 1) Significant Other Observable Inputs (Level 2) Significant Unobservable Inputs (Level 3) Balance at December 31, 2024 (In thousands) Assets: Cash equivalents $ — $ 4,373 $ — $ 4,373 Equity securities: U.S. companies 2,880 — — 2,880 Insurance contract (a) — 71,512 — 71,512 Total assets measured at fair value $ 2,880 $ 75,885 $ — $ 78,765 (a) The insurance contract invests approximately 41 percent in corporate bonds, 28 percent in U.S. Government securities, 19 percent in common stock of large-cap U.S. companies, 6 percent in common stock of small-cap U.S. companies and 6 percent in other investments. 98 MDU Resources Group, Inc. Form 10-K

Index

Part II

	Fair Value Measurements at December 31, 2023, Using			
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2023
	(In thousands)			
Assets:				
Cash equivalents	$ —	$ 4,562	$ —	$ 4,562
Equity securities:				
U.S. companies	2,369	—	—	2,369
Insurance contract (a)	—	72,303	—	72,303
Total assets measured at fair value	$ 2,369	$ 76,865	$ —	$ 79,234

(a) The insurance contract invests approximately 60 percent in corporate bonds, 16 percent in common stock of large-cap U.S. companies, 15 percent in U.S. Government securities, 5 percent in common stock of small-cap U.S. companies and 4 percent in other investments.

Nonqualified benefit plans

In addition to the qualified defined benefit pension plans reflected in the table at the beginning of this note, the Company also has unfunded, nonqualified defined benefit plans for executive officers and certain key management employees that generally provide for defined benefit payments at age 65 following the employee's retirement or, upon death, to their beneficiaries for a 15-year period. In February 2016, the Company froze the unfunded, nonqualified defined benefit plans to new participants and eliminated benefit increases. Vesting for participants not fully vested was retained.

The projected benefit obligation and accumulated benefit obligation for these plans at December 31 were as follows:

	2024	2023
	(In thousands)	
Projected benefit obligation	**$ 52,007**	$ 57,033
Accumulated benefit obligation	**$ 52,007**	$ 57,033

The components of net periodic benefit cost are included in other income on the Consolidated Statements of Income. These components related to the Company's nonqualified defined benefit plans for the years ended December 31 were as follows:

	2024	2023	2022
		(In thousands)	
Components of net periodic benefit cost:			
Interest cost	**$ 2,568**	$ 2,740	$ 1,681
Recognized net actuarial loss	**365**	273	911
Net periodic benefit cost	**$ 2,933**	$ 3,013	$ 2,592

Weighted average assumptions used at December 31 were as follows:

	2024	2023
Benefit obligation discount rate	**5.26 %**	4.73 %
Benefit obligation rate of compensation increase	**N/A**	N/A
Net periodic benefit cost discount rate	**4.73 %**	4.97 %
Net periodic benefit cost rate of compensation increase	**N/A**	N/A

The amount of future benefit payments for the unfunded, nonqualified defined benefit plans at December 31, 2024, are expected to aggregate as follows:

	2025	2026	2027	2028	2029	2030-2034
			(In thousands)			
Nonqualified benefits	$ 5,700	$ 5,610	$ 5,830	$ 5,560	$ 5,190	$ 20,920

MDU Resources Group, Inc. Form 10-K 99

Index
Part II

In 2012, the Company established a nonqualified defined contribution plan for certain key management employees. In 2020, the plan was frozen to new participants and no new Company contributions will be made to the plan after December 31, 2020. Vesting for participants not fully vested was retained. A new nonqualified defined contribution plan was adopted in 2020, effective January 1, 2021, to replace the plan originally established in 2012 with similar provisions. Expenses incurred under these plans for 2024, 2023 and 2022 were $4.0 million, $2.7 million and $538,000, respectively.

The amount of investments that the Company anticipates using to satisfy obligations under these plans at December 31 was as follows:

	2024	2023
	(In thousands)	
Investments		
Insurance contracts*	**$ 59,282**	$ 62,936
Life insurance**	**30,834**	31,303
Other	**12,879**	6,409
Total investments	**$ 102,995**	$ 100,648

* For more information on the insurance contracts, see Note 9.
** Investments of life insurance are carried on plan participants (payable upon the employee's death).

Defined contribution plans

The Company sponsors a defined contribution plan for eligible employees and the costs incurred under this plan were $10.7 million in 2024, $17.0 million in 2023 and $14.3 million in 2022.

Multiemployer plans

The Company contributes to a MEPP under the terms of a collective-bargaining agreement that covers its union-represented employees. The risks of participating in this multiemployer plan is different from single-employer plans in the following aspects:

- Assets contributed to the MEPP by one employer may be used to provide benefits to employees of other participating employers
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers
- If the Company chooses to stop participating in its MEPP, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability

The Company's participation in this plan is outlined in the following table. Unless otherwise noted, the most recent Pension Protection Act zone status available in 2024 and 2023 is for the plan's year-end status at December 31, 2023, and December 31, 2022, respectively. The zone status is based on information that the Company received from the plan and is certified by the plan's actuary. Among other factors, a plan in the red zone is generally less than 65 percent funded, a plan in the yellow zone is between 65 percent and 80 percent funded, and a plan in the green zone is at least 80 percent funded.

Pension Fund	EIN/Pension Plan Number	Pension Protection Act Zone Status		FIP/RP Status Pending/Implemented	Contributions			Surcharge Imposed	Expiration Date of Collective Bargaining Agreement
		2024	2023		**2024**	2023	2022		
						(In thousands)			
Idaho Plumbers and Pipefitters Pension Plan	826010346-001	**Green as of 5/31/2024**	Green as of 5/31/2023	No	**$ 1,434**	$ 1,690	$ 1,613	No	3/31/2027
Total contributions					**$ 1,434**	$ 1,690	$ 1,613		

The Company was listed in the plans' Forms 5500 as providing more than 5 percent of the total contributions for the following plans and plan years:

Pension Fund	Year Contributions to Plan Exceeded More Than 5 Percent of Total Contributions (as of December 31 of the Plan's Year-End)
Idaho Plumbers and Pipefitters Pension Plan	2023 and 2022

100 MDU Resources Group, Inc. Form 10-K

Index Part II Note 19 - Jointly Owned Facilities The consolidated financial statements include the Company's ownership interests in three coal-fired electric generating facilities (Big Stone Station, Coyote Station and Wygen III) and two major transmission lines (BSSE and JETx). Each owner of the jointly owned facilities is responsible for financing its investment. The Company's share of the jointly owned facilities operating expenses was reflected in the appropriate categories of operating expenses (electric fuel and purchased power; operation and maintenance; and taxes, other than income) in the Consolidated Statements of Income. At December 31, the Company's share of the cost of utility plant in service, construction work in progress and related accumulated depreciation for the jointly owned facilities was as follows: Ownership Percentage 2024 2023 (In thousands) Big Stone Station: 22.7 % Utility plant in service $ 155,302 $ 159,437 CWIP 318 197 Less accumulated depreciation 55,327 52,264 $ 100,293 $ 107,370 BSSE: 50.0 % Utility plant in service $ 111,043 $ 107,260 CWIP — — Less accumulated depreciation 10,359 8,111 $ 100,684 $ 99,149 Coyote Station: 25.0 % Utility plant in service $ 160,343 $ 160,208 CWIP 755 159 Less accumulated depreciation 115,133 113,187 $ 45,965 $ 47,180 JETx: 50.0 % Utility plant in service $ — $ — CWIP 6,112 1,372 Less accumulated depreciation — — $ 6,112 $ 1,372 Wygen III: 25.0 % Utility plant in service $ 67,851 $ 66,852 CWIP 97 127 Less accumulated depreciation 15,340 13,728 $ 52,608 $ 53,251 MDU Resources Group, Inc. Form 10-K 101

Index Part II Note 20 - Regulatory Matters The Company regularly reviews the need for electric and natural gas rate changes in each of the jurisdictions in which service is provided. The Company files for rate adjustments to seek recovery of operating costs and capital investments, as well as reasonable returns as allowed by regulators. Certain regulatory proceedings and cases may also contain recurring mechanisms that can have an annual true-up. Examples of these recurring mechanisms include: infrastructure riders, transmission trackers, renewable resource cost adjustment riders, as well as weather normalization and decoupling mechanisms. The following paragraphs summarize the Company's significant open regulatory proceedings and cases by jurisdiction. The Company is unable to predict the ultimate outcome of these matters, the timing of final decisions of the various regulators and courts, or the effect on the Company's results of operations, financial position or cash flows. MTPSC On July 15, 2024, Montana-Dakota filed a request with the MTPSC for a natural gas general rate increase of approximately $9.4 million annually or 11.1 percent above current rates. The requested increase is primarily to recover investments in system upgrades and pipeline replacement projects enhancing the reliability, safety and integrity of the natural gas system, as well as increased costs to operate and maintain that system. On October 15, 2024, the MTPSC denied Montana-Dakota's request for an interim rate increase of approximately $8.0 million annually or 10.2 percent above current rates. On October 25, 2024, Montana-Dakota filed a motion for reconsideration of the interim rate increase. On January 14, 2025, the MTPSC approved an interim increase of approximately $7.7 million with interim rates effective on and after February 1, 2025. NDPSC On November 1, 2023, Montana-Dakota filed a request with the NDPSC for a natural gas general rate increase of approximately $11.6 million annually or 7.5 percent above current rates. The requested increase is primarily to recover investments in system upgrades and pipeline replacement projects enhancing the reliability, safety and integrity of the natural gas system, as well as increased costs to operate and maintain that system. On December 13, 2023, the NDPSC approved an interim rate increase of approximately $10.1 million annually or 6.5 percent above current rates, subject to refund, for service rendered on and after January 1, 2024. On September 16, 2024, an all-party settlement agreement was filed reflecting an annual revenue increase of $9.4 million or 6.1 percent overall. The reduction from the original filing includes lower incentives and a decreased return on equity. On November 7, 2024, the NDPSC approved the settlement with rates effective on and after December 1, 2024. Montana-Dakota has a renewable resource cost adjustment rate tariff that allows for annual adjustments for recent projected capital costs and related expenses for projects determined to be recoverable under the tariff. On November 1, 2024, Montana-Dakota filed an annual update to its renewable resource cost adjustment requesting to recover a revenue requirement of approximately $18.3 million annually. The update reflects a decrease of approximately $2.8 million annually from the revenues currently included in rates. The NDPSC approved the renewable resource cost adjustment on January 22, 2025, with rates effective February 1, 2025. WUTC On March 29, 2024, Cascade filed a request with the WUTC for a multi-year natural gas general rate increase of $43.8 million or 11.6 percent effective March 1, 2025 and $11.7 million or 2.8 percent to be effective March 1, 2026. Multi-year filings are now required by Washington law that went into effect on January 1, 2022. The requested increase is primarily to recover infrastructure investments necessary to provide safe and reliable service and higher operating costs due to inflation. On December 11, 2024, a multi-party settlement agreement was filed reflecting rate increases of $29.8 million or 7.9 percent proposed to be effective March 1, 2025, and $10.8 million or 2.6 percent proposed to be effective March 1, 2026. WYPSC On October 31, 2024, Montana-Dakota filed a request with the WYPSC for a natural gas general rate increase of approximately $2.6 million annually or 14.0 percent above current rates. The requested increase is primarily to recover investments in system upgrades and pipeline replacement projects enhancing the reliability, safety and integrity of the natural gas system, as well as increased costs to operate and maintain that system. This matter is pending before the WYPSC. FERC On August 29, 2024, Montana-Dakota filed an update to its transmission formula rate under the MISO tariff for its multi-value project and network upgrade changes for $19.7 million. Rates were effective January 1, 2025. 102 MDU Resources Group, Inc. Form 10-K

Index Part II Note 21 - Commitments and Contingencies The Company is party to claims and lawsuits arising out of its business and that of its consolidated subsidiaries, which may include, but are not limited to, matters involving property damage, personal injury, and environmental, contractual, statutory and regulatory obligations. The Company accrues a liability for those contingencies when the incurrence of a loss is probable and the amount can be reasonably estimated. If a range of amounts can be reasonably estimated and no amount within the range is a better estimate than any other amount, then the minimum of the range is accrued. The Company does not accrue liabilities when the likelihood that the liability has been incurred is probable but the amount cannot be reasonably estimated or when the liability is believed to be only reasonably possible or remote. For contingencies where an unfavorable outcome is probable or reasonably possible and which are material, the Company discloses the nature of the contingency and, in some circumstances, an estimate of the possible loss. Accruals are based on the best information available, but in certain situations management is unable to estimate an amount or range of a reasonably possible loss including, but not limited to when: (1) the damages are unsubstantiated or indeterminate, (2) the proceedings are in the early stages, (3) numerous parties are involved, or (4) the matter involves novel or unsettled legal theories. At December 31, 2024 and 2023, the Company accrued liabilities which have not been discounted of $24.1 million and $22.5 million, respectively. At December 31, 2024 and 2023, the Company also recorded corresponding insurance receivables of $24,000 and $152,000, respectively, and regulatory assets of $22.9 million and $21.6 million, respectively, related to the accrued liabilities. The accruals are for contingencies resulting from litigation and environmental matters. This includes amounts that have been accrued for matters discussed in Environmental matters within this note. The Company will continue to monitor each matter and adjust accruals as might be warranted based on new information and further developments. Management believes that the outcomes with respect to probable and reasonably possible losses in excess of the amounts accrued, net of insurance recoveries, while uncertain, either cannot be estimated or will not have a material effect upon the Company's financial position, results of operations or cash flows. Unless otherwise required by GAAP, legal costs are expensed as they are incurred. Environmental matters Manufactured Gas Plant Sites Claims have been made against Cascade for cleanup of environmental contamination at manufactured gas plant sites operated by Cascade's predecessors and a similar claim has been made against Montana-Dakota for a site operated by Montana-Dakota and its predecessors. Any accruals related to these claims are reflected in regulatory assets. For more information, see Note 6. Demand has been made of Montana-Dakota to participate in investigation and remediation of environmental contamination at a site in Missoula, Montana. The site operated as a former manufactured gas plant from approximately 1907 to 1938 when it was converted to a butane-air plant that operated until 1956. Montana-Dakota or its predecessors owned or controlled the site for a period of the time it operated as a manufactured gas plant and Montana-Dakota operated the butane-air plant from 1940 to 1951, at which time it sold the plant. There are no documented wastes or by-products resulting from the mixing or distribution of butane-air gas. Preliminary assessment of a portion of the site provided a recommended remedial alternative for that portion of approximately $560,000. However, the recommended remediation would not address any potential contamination to adjacent parcels that may be impacted from historic operations of the manufactured gas plant. An environmental assessment, which was started in 2020 and is still underway, is estimated to cost approximately $2.0 million. Montana-Dakota and another party agreed to voluntarily investigate and remediate the site and that Montana-Dakota will pay two-thirds of the costs for further investigation and remediation of the site. Montana-Dakota has accrued costs of $645,000 for the remediation and investigation costs and has incurred costs of $1.2 million as of December 31, 2024. Montana-Dakota received notice from a prior insurance carrier that it will participate in payment of defense costs incurred in relation to the claim. On December 9, 2021, Montana Dakota filed an application with the MTPSC for deferred accounting treatment for costs associated with the investigation and remediation of the site. The MTPSC approved the application for deferred accounting treatment as requested on July 26, 2022. A claim was made against Cascade for contamination at the Bremerton Gasworks Superfund Site in Bremerton, Washington, which was received in 1997. A preliminary investigation has found soil and groundwater at the site contain impacts requiring further investigation and cleanup. The EPA conducted a Targeted Brownfields Assessment of the site and released a report summarizing the results of that assessment in August 2009. The assessment confirmed that impacts have affected soil and groundwater at the site, as well as sediments in the adjacent Port Washington Narrows. In April 2010, the Washington DOE issued notice it considered Cascade a PRP for hazardous substances at the site. In May 2012, the EPA added the site to the National Priorities List of Superfund sites. Cascade entered into an administrative settlement agreement and consent order with the EPA regarding the scope and schedule for a remedial investigation and feasibility study for the site. Current estimates for the cost to complete the remedial investigation and feasibility study are approximately $16.0 million of which $11.7 million has been incurred as of December 31, 2024. Based on the site investigation, preliminary remediation alternative costs were provided by consultants in August 2020. The preliminary information received through the completion of the data report allowed for the projection of possible costs for a variety of site configurations, remedial measures and potential natural resource damage claims of between $13.6 million and $71.5 million. At December 31, 2024, Cascade has accrued $4.3 million for the remedial investigation and feasibility study, as well as $17.5 million for remediation of this site. The accrual for remediation costs will be reviewed and adjusted, if necessary, after the completion of the feasibility study. In April 2010, Cascade filed a petition with the WUTC for authority to defer the costs incurred in relation to the environmental remediation of this site. The WUTC approved the petition in September 2010, subject to conditions set forth in the order. A significant portion of the costs incurred to date have been recovered by insurance. MDU Resources Group, Inc. Form 10-K 103

Index
Part II

A claim was made against Cascade for impacts at a site in Bellingham, Washington. Cascade received notice from a party in May 2008 that Cascade may be a PRP, along with other parties, for impacts from a manufactured gas plant owned by Cascade and its predecessor from about 1946 to 1962. Other PRPs reached an agreed order and work plan with the Washington DOE for completion of a remedial investigation and feasibility study for the site. A feasibility study prepared for one of the PRPs in March 2018 identifies five cleanup action alternatives for the site with estimated costs ranging from $8.0 million to $20.4 million with a selected preferred alternative having an estimated total cost of $9.3 million. The other PRPs developed a cleanup action plan and completed public review in 2020. The development of the remediation design is underway, with the Pre-Remedial Design Investigation Data Report and Engineering Design Report submitted to Washington Ecology in June 2023 and November 2024, respectively. The remedy construction is expected to commence in 2028 following the approval of the final design. Cascade believes its proportional share of any liability will be relatively small in comparison to other PRPs. The plant manufactured gas from coal between approximately 1890 and 1946. In 1946, shortly after Cascade's predecessor acquired the plant, the plant converted to a propane-air gas facility. There are no documented wastes or by-products resulting from the mixing or distribution of propane-air gas. Cascade has recorded an accrual for this site for an amount that is not material.

The Company has received notices from and entered into agreements with certain of its insurance carriers that they will participate in the defense for certain contamination claims subject to full and complete reservations of rights and defenses to insurance coverage. To the extent these claims are not covered by insurance, the Company intends to seek recovery of remediation costs through its natural gas rates charged to customers.

Purchase commitments

The Company has entered into various commitments largely consisting of contracts for natural gas and coal supply; purchased power; natural gas transportation and storage; and information technology. Certain of these contracts are subject to variability in volume and price. The commitment terms vary in length, up to 35 years. The commitments under these contracts as of December 31, 2024, were:

	2025	2026	2027	2028	2029	Thereafter
			(In thousands)			
Purchase commitments	$ 658,012	$ 310,894	$ 210,152	$ 177,613	$ 147,081	$ 1,221,125

These commitments were not reflected in the Company's consolidated financial statements. Amounts purchased under various commitments for the years ended December 31, 2024, 2023 and 2022, were $841.7 million, $1.0 billion and $870.6 million, respectively.

Guarantees

The Company and certain subsidiaries have outstanding letters of credit to third parties related to insurance policies and other agreements, some of which are guaranteed by other subsidiaries of the Company. At December 31, 2024, the fixed maximum amounts guaranteed under these letters of credit aggregated $14.3 million. The amounts of scheduled expiration of the maximum amounts guaranteed under these letters of credit aggregate to $14.3 million in 2025. There were no amounts outstanding under the previously mentioned letters of credit at December 31, 2024. In the event of default under these letter of credit obligations, the Company or subsidiary guaranteeing the letter of credit would be obligated for reimbursement of payments made under the letter of credit.

In the normal course of business, the Company and its subsidiaries have surety bonds. In the event the Company or its subsidiaries do not fulfill a bonded obligation, the Company or its subsidiaries would be responsible to the surety bond company for completion of the bonded contract or obligation. At December 31, 2024, approximately $15.6 million of surety bonds were outstanding, which were not reflected on the Consolidated Balance Sheet.

Leases

Most of the leases the Company enters into are for equipment, buildings, easements and vehicles as part of their ongoing operations. The Company also leases certain equipment to third parties through its utility business. The Company determines if an arrangement contains a lease at inception of a contract and accounts for all leases in accordance with ASC 842 - *Leases.*

The recognition of leases requires the Company to make estimates and assumptions that affect the lease classification and the assets and liabilities recorded. The accuracy of lease assets and liabilities reported on the Consolidated Financial Statements depends on, among other things, management's estimates of interest rates used to discount the lease assets and liabilities to their present value, as well as the lease terms based on the unique facts and circumstances of each lease.

Lessee accounting The leases the Company has entered into as part of its ongoing operations are considered operating leases and are recognized on the Consolidated Balance Sheets as noncurrent assets - other, current liabilities - other accrued liabilities and noncurrent liabilities - other. The corresponding lease costs are included in operation and maintenance expense on the Consolidated Statements of Income.

Generally, the leases for equipment have a term of five years or less and buildings and easements have a longer term of up to 35 years or more. To date, the Company does not have any residual value guarantee amounts probable of being owed to a lessor, financing leases or material agreements with related parties.

104 MDU Resources Group, Inc. Form 10-K

Index

Part II

The following tables provide information on the Company's operating leases at and for the years ended December 31:

	2024	2023	2022
	(In thousands)		
Lease costs:			
Short-term lease cost	**$ 1,549**	$ 1,646	$ 1,373
Operating lease cost	**3,069**	2,871	2,497
Variable lease cost	**819**	676	413
	$ 5,437	$ 5,193	$ 4,283

	2024	2023	2022
	(Dollars in thousands)		
Weighted average remaining lease term	**12.65 years**	15.35 years	15.15 years
Weighted average discount rate	**6.08 %**	4.88 %	4.65 %
Cash paid for amounts included in the measurement of lease liabilities	**$ 3,063**	$ 2,868	$ 2,500

The reconciliation of future undiscounted cash flows to operating lease liabilities presented on the Consolidated Balance Sheet at December 31, 2024, was as follows:

	(In thousands)
2025	$ 3,034
2026	2,648
2027	2,011
2028	1,570
2029	1,492
Thereafter	20,808
Total	31,563
Less discount	10,654
Total operating lease liabilities	$ 20,909

Lessor accounting The Company leases certain equipment to third parties through its utility businesses, which are considered short-term operating leases with terms of less than 12 months. Lease revenue was not material for the years ended December 31, 2024, 2023 and 2022, respectively.

Variable interest entities

The Company evaluates its arrangements and contracts with other entities to determine if they are VIEs and if so, if the Company is the primary beneficiary.

Fuel Contract Coyote Station entered into a coal supply agreement with Coyote Creek that provides for the purchase of coal necessary to supply the coal requirements of the Coyote Station for the period May 2016 through December 2040. Coal purchased under the coal supply agreement is reflected in Inventories on the Consolidated Balance Sheets and is recovered from customers as a component of electric fuel and purchased power.

The coal supply agreement creates a variable interest in Coyote Creek due to the transfer of all operating and economic risk to the Coyote Station owners, as the agreement is structured so that the price of the coal will cover all costs of operations, as well as future reclamation costs. The Coyote Station owners are also providing a guarantee of the value of the assets of Coyote Creek as they would be required to buy the assets at book value should they terminate the contract prior to the end of the contract term and are providing a guarantee of the value of the equity of Coyote Creek in that they are required to buy the entity at the end of the contract term at equity value. Although the Company has determined that Coyote Creek is a VIE, the Company has concluded that it is not the primary beneficiary of Coyote Creek because the authority to direct the activities of the entity is shared by the four unrelated owners of the Coyote Station, with no primary beneficiary existing. As a result, Coyote Creek is not required to be consolidated in the Company's financial statements.

At December 31, 2024, the Company's exposure to loss as a result of the Company's involvement with the VIE, based on the Company's ownership percentage, was $25.6 million.

MDU Resources Group, Inc. Form 10-K **105**

Index Part II Note 22 - Subsequent Events On February 13, 2025, Montana-Dakota entered into a definitive purchase and sale agreement with Badger Wind, LLC, a subsidiary of Orsted Onshore North America, LLC. Pursuant to the terms of the agreement, Montana-Dakota will purchase a 49 percent undivided ownership interest in a wind project being constructed and located in North Dakota that is anticipated to have a net generating capacity of approximately 250 MW for a purchase price of $294.0 million, which would represent 122.5 MW of wind generation to be owned by Montana-Dakota. The purchase agreement is contingent on regulatory approval from the NDPSC. This transaction would reduce Montana-Dakota's purchase requirements under the existing power purchase agreement with Badger Wind, LLC, dated November 4, 2024. 106 MDU Resources Group, Inc. Form 10-K

Index Part II Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure None. Item 9A. Controls and Procedures The following information includes the evaluation of disclosure controls and procedures by the Company's chief executive officer and the chief financial officer, along with any significant changes in internal controls of the Company. Evaluation of Disclosure Controls and Procedures The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The Company's disclosure controls and other procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to management, including the Company's chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. The Company's management, with the participation of the Company's chief executive officer and chief financial officer, has evaluated the effectiveness of the Company's disclosure controls and other procedures as of the end of the period covered by this report. Based upon that evaluation, the chief executive officer and the chief financial officer have concluded that, as of the end of the period covered by this report, such controls and procedures were effective at a reasonable assurance level. Changes in Internal Controls No change in the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting. Management's Annual Report on Internal Control Over Financial Reporting The information required by this item is included in this Form 10-K at Item 8 - Management's Report on Internal Control Over Financial Reporting. Attestation Report of the Registered Public Accounting Firm The information required by this item is included in this Form 10-K at Item 8 - Report of Independent Registered Public Accounting Firm. Item 9B. Other Information During the three months ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections None. MDU Resources Group, Inc. Form 10-K 107

Part III Item 10. Directors, Executive Officers and Corporate Governance Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference. Item 11. Executive Compensation Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference. Item 13. Certain Relationships and Related Transactions, and Director Independence Information required by this item will be included in the Company's Proxy Statement, which is incorporated herein by reference. Item 14. Principal Accountant Fees and Services Information required by this item about aggregate fees billed to the Company by its principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34), will be included in the Company's Proxy Statement, which is incorporated herein by reference. 108 MDU Resources Group, Inc. Form 10-K

Index Part IV Item 15. Exhibits, Financial Statement Schedules (a) Financial Statements, Financial Statement Schedules and Exhibits Index to Financial Statements and Financial Statement Schedules 1. Financial Statements The following consolidated financial statements required under this item are included under Item 8 - Financial Statements and Supplementary Data. Page Consolidated Statements of Income for each of the three years in the period ended December 31, 2024 62 Consolidated Statements of Comprehensive Income for each of the three years in the period ended December 31, 2024 63 Consolidated Balance Sheets at December 31, 2024 and 2023 64 Consolidated Statements of Equity for each of the three years in the period ended December 31, 2024 65 Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 2024 66 Notes to Consolidated Financial Statements 67 2. Financial Statement Schedules The following financial statement schedules are included in Part IV of this report. Page Schedule I - Condensed Financial Information of Registrant (Unconsolidated) Condensed Statements of Income and Comprehensive Income for each of the three years in the period ended December 31, 2024 110 Condensed Balance Sheets at December 31, 2024 and 2023 111 Condensed Statements of Cash Flows for each of the three years in the period ended December 31, 2024 112 Notes to Condensed Financial Statements 113 All other schedules have been omitted because they are not applicable or the required information is included elsewhere in the financial statements or related notes. 3. Exhibits 114 MDU Resources Group, Inc. Form 10-K 109

Index Part IV MDU RESOURCES GROUP, INC. Schedule I - Condensed Financial Information of Registrant (Unconsolidated) Condensed Statements of Income and Comprehensive Income Years ended December 31, 2024 2023 2022 (In thousands) Operating revenues $ — $ — $ — Operating expenses 4,416 9,668 1,636 Operating loss (4,416) (9,668) (1,636) Realized gain on tax-free exchange of the retained shares in Knife River — 186,556 — Interest expense 642 7,109 — Income (loss) before income taxes (5,058) 169,779 (1,636) Income tax benefit (2,324) (4,220) (400) Equity in earnings of subsidiaries from continuing operations 183,807 156,118 118,488 Income from continuing operations 181,073 330,117 117,252 Equity in earnings of subsidiaries from discontinued operations 140,042 143,181 261,701 Discontinued operations, net of tax (40,007) (58,591) (11,464) Net income $ 281,108 $ 414,707 $ 367,489 Comprehensive income $ 282,694 $ 414,600 $ 377,910 The accompanying notes are an integral part of these condensed financial statements. 110 MDU Resources Group, Inc. Form 10-K

Index Part IV MDU RESOURCES GROUP, INC. Schedule I - Condensed Financial Information of Registrant (Unconsolidated) Condensed Balance Sheets December 31, 2024 2023 (In thousands, except shares and per share amounts) Assets Current assets: Cash and cash equivalents $ 29,361 $ 33,039 Receivables, net 2,777 6,568 Accounts receivable from subsidiaries 31,955 30,526 Taxes receivable 5,799 — Prepayments and other current assets 3,210 8,261 Total current assets 73,102 78,394 Noncurrent assets Investments 37,264 37,722 Investment in subsidiaries 2,861,311 3,146,122 Notes receivable from subsidiaries — 58,000 Deferred income taxes 13,569 12,596 Operating lease right-of-use assets 160 31 Other 2,874 2,593 Total noncurrent assets 2,915,178 3,257,064 Total assets $ 2,988,280 $ 3,335,458 Liabilities and Stockholders' Equity Current liabilities: Accounts payable $ 4,076 $ 4,264 Accounts payable to subsidiaries 1,077 3,435 Notes payable to subsidiaries 198,035 134,107 Taxes payable — 542 Dividends payable 26,511 25,461 Accrued compensation 7,939 9,651 Operating lease liabilities due within one year 60 25 Other accrued liabilities 7,653 8,008 Total current liabilities 245,351 185,493 Noncurrent liabilities: Long-term debt, net of debt issuance costs (536) 57,048 Operating lease liabilities 100 6 Other 52,791 187,678 Total noncurrent liabilities 52,355 244,732 Commitments and contingencies Stockholders' equity: Common stock Authorized - 500,000,000 shares, $1.00 par value Shares issued - 203,934,578 at December 31, 2024 and 203,689,090 at December 31, 2023 203,935 203,689 Other paid-in capital 1,473,738 1,466,235 Retained earnings 1,029,699 1,253,693 Accumulated other comprehensive loss (16,798) (18,384) Total stockholders' equity 2,690,574 2,905,233 Total liabilities and stockholders' equity $ 2,988,280 $ 3,335,458 The accompanying notes are an integral part of these condensed financial statements. MDU Resources Group, Inc. Form 10-K 111

Index Part IV MDU RESOURCES GROUP, INC. Schedule I - Condensed Financial Information of Registrant (Unconsolidated) Condensed Statements of Cash Flows Years ended December 31, 2024 2023 2022 (In thousands) Net cash provided by operating activities of continuing operations $ 482,195 $ 282,132 $ 253,663 Net cash used in operating activities of discontinued operations (40,007) (58,591) (11,464) Net cash provided by operating activities 442,188 223,541 242,199 Investing activities: Investments in and advances to subsidiaries (211,000) (476,000) (45,000) Investments 2,253 7,422 (885) Repayment (issuance) of notes receivable 58,000 (58,000) — Net cash used in investing activities of continuing operations (150,747) (526,578) (45,885) Financing activities: Issuance of short-term borrowings — 535,000 — Repayment of short-term borrowings — (242,401) — Issuance of long-term debt — 443,000 — Repayment of long-term debt (58,000) (385,000) — Debt issuance costs (401) (952) — Proceeds from issuance of common stock (50) — (149) Dividends paid (102,939) (161,316) (176,915) Repurchase of common stock — (2,270) (3,525) Tax withholding on stock-based compensation (1,729) (1,471) (2,398) Net cash provided by (used in) financing activities of continuing operations (163,119) 184,590 (182,987) Net cash provided by (used in) financing activities of discontinued operations (132,000) 132,000 — Net cash provided by (used in) financing activities (295,119) 316,590 (182,987) Increase (decrease) in cash and cash equivalents (3,678) 13,553 13,327 Cash and cash equivalents - beginning of year 33,039 19,486 6,159 Cash and cash equivalents - end of year $ 29,361 $ 33,039 $ 19,486 The accompanying notes are an integral part of these condensed financial statements. 112 MDU Resources Group, Inc. Form 10-K

Index Part IV Notes to Condensed Financial Statements Note 1 - Summary of Significant Accounting Policies Basis of presentation The condensed financial information reported in Schedule I is being presented to comply with Rule 12-04 of Regulation S-X. The information is unconsolidated and is presented for the parent company only, MDU Resources Group, Inc. (the Company) as of and for the years ended December 31, 2024, 2023 and 2022. In Schedule I, investments in subsidiaries are presented under the equity method of accounting where the assets and liabilities of the subsidiaries are not consolidated. The investments in net assets of the subsidiaries are recorded on the Condensed Balance Sheets. The income from subsidiaries is reported as equity in earnings of subsidiaries on the Condensed Statements of Income. The material cash inflows on the Condensed Statements of Cash Flows are primarily from the dividends and other payments received from its subsidiaries and the proceeds raised from the issuance of debt and equity securities. The consolidated financial statements of the Company reflect certain businesses as discontinued operations. These statements should be read in conjunction with the consolidated financial statements and notes thereto of the Company. Earnings per common share Please refer to the Consolidated Statements of Income of the registrant for earnings per common share. In addition, see Item 8 - Note 2 for information on the computation of earnings per common share. Note 2 - Debt MDU Resources Group, Inc. On May 31, 2023, the Company entered into a $150.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 29, 2024. At December 31, 2023, the Company had no amount outstanding, which remained that way until this agreement matured and subsequently terminated in May 2024. On May 31, 2023, the Company entered into a $200.0 million revolving credit agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2028. Any borrowings under the revolving credit agreement are classified as long-term debt as they are intended to be refinanced on a long-term basis through continued borrowings. The credit agreement contains customary covenants and provisions, including a covenant of the Company not to permit, at any time, the ratio of total debt to total capitalization to be greater than 65 percent. The covenants also include certain restrictions on the sale of certain assets, loans and investments. At December 31, 2024, there were no amounts outstanding under the agreement. On May 31, 2023, the Company entered into a $375.0 million term loan agreement with a SOFR-based variable interest rate and a maturity date of May 31, 2025. On November 15, 2023, the Company paid down $185.0 million of the term loan agreement. On November 1, 2024, the Company repaid its remaining outstanding balance of $190.0 million and the term loan agreement subsequently terminated. The Company's repayment was funded by the Everus repayment of debt in connection with the separation. Refer to Note 3 for additional information related to the repayment of debt associated with the Everus separation. At December 31, 2024, the Company had no long-term debt maturities for 2025. For more information on debt, see Item 8 - Note 10. Note 3 - Dividends The Company depends on earnings and dividends from its subsidiaries to pay dividends on common stock. Cash dividends paid to the Company by subsidiaries were $418.3 million, $165.5 million and $242.1 million for the years ended December 31, 2024, 2023 and 2022, respectively. MDU Resources Group, Inc. Form 10-K 113

Index
Part IV

Exhibits

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference: Form	Period Ended	Exhibit	Filing Date	File Number
*2(a)	Separation and Distribution Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.		8-K		2.1	6/1/23	1-03480
*2(b)	Separation and Distribution Agreement, dated as of October 31, 2024, by and between MDU Resources Group, Inc. and Everus Construction Group, Inc.		8-K		2.1	11/1/24	1-03480
3(a)	Amended and Restated Certificate of Incorporation of MDU Resources Group, Inc.		8-K		3.2	5/8/19	1-03480
3(b)	Bylaws of MDU Resources Group, Inc.		8-K		3.1	2/14/25	1-03480
4(a)	MDU Resources Group, Inc. Description of Securities		10-K	12/31/19	4(g)	2/21/20	1-03480
4(b)	Indenture, dated as of December 15, 2003, between MDU Resources Group, Inc. and The Bank of New York, as trustee		S-8		4(f)	1/21/04	333-112035
4(c)	First Supplemental Indenture, dated as of November 17, 2009, between MDU Resources Group, Inc. and the Bank of New York Mellon, as trustee		10-K	12/31/09	4(c)	2/17/10	1-03480
**4(d)	Montana-Dakota Utilities Co. Amended and Restated Credit Agreement, dated December 19, 2019, among Montana-Dakota Utilities Co., Various Lenders, and Wells Fargo Bank, National Association, as Administrative Agent		10-K	12/31/19	4(d)	2/21/20	1-03480
4(e)	Montana-Dakota Utilities Co. Note Purchase Agreement, dated July 24, 2019, among Montana-Dakota Utilities Co. and various purchasers of the notes		10-Q	9/30/19	4(a)	11/1/19	1-03480
**4(f)	Montana-Dakota Utilities Co. Note Purchase Agreement, dated July 11, 2024		10-Q	6/30/24	4(a)	8/8/24	1-03480
**4(g)	WBI Energy Transmission, Inc. Second Amendment and Restatement Note Purchase and Private Shelf Agreement, effective as of December 22, 2022, among Prudential Investment Management, Inc. and certain investors described therein		10-K	12/31/22	4(h)	2/24/23	1-03480
4(h)	WBI Energy Transmission, Inc. Term Loan Agreement, dated April 1, 2024, among WBI Energy Transmission, Inc., Various Lenders, and U.S. Bank National Association, as Administrative Agent		10-Q	3/31/24	4(a)	5/2/24	1-03480
10(a)	Tax Matters Agreement, dated as of May 30, 2023, by and between Knife River Corporation and MDU Resources Group, Inc.		8-K		10.2	6/1/23	1-03480
**10(b)	Tax Matters Agreement, dated as of October 31, 2024, by and between MDU Resources Group, Inc. and Everus Construction Group, Inc.		8-K		10.2	11/1/24	1-03480
**10(c)	Employee Matters Agreement, dated as of October 31, 2024, by and between MDU Resources Group, Inc. and Everus Construction Group, Inc.		8-K		10.3	11/1/24	1-03480
**10(d)	Transition Services Agreement, dated as of October 31, 2024, by and between MDU Resources Group, Inc. and Everus Construction Group, Inc.		8-K		10.1	11/1/24	1-03480
**10(e)	5-Year Revolving Credit Agreement, dated as of May 31, 2023, by and among MDU Resources Group, Inc., the financial institutions from time to time party thereto and U.S. Bank National Association.		8-K		10.5	6/1/23	1-03480
**10(f)	364-Day Revolving Credit Agreement, dated as of May 31, 2023, by and among MDU Resources Group, Inc., the financial institutions from time to time party thereto and U.S. Bank National Association.		8-K		10.6	6/1/23	1-03480
**10(g)	Term Loan Agreement, dated as of May 31, 2023, by and among MDU Resources Group, Inc., the lenders from time to time party thereto and U.S. Bank National Association.		8-K		10.7	6/1/23	1-03480

114 MDU Resources Group, Inc. Form 10-K

Index

Part IV

Exhibit Number	Exhibit Description	Filed Herewith	Incorporated by Reference				
			Form	Period Ended	Exhibit	Filing Date	File Number
+10(h)	MDU Resources Group, Inc. Supplemental Income Security Plan, as amended and restated May 10, 2017		10-Q	6/30/17	10(d)	8/4/17	1-03480
+10(i)	MDU Resources Group, Inc. Director Compensation Policy, as amended May 15, 2024	X					
+10(j)	Deferred Compensation Plan for Directors, as amended May 15, 2008		10-Q	6/30/08	10(a)	8/7/08	1-03480
+10(k)	Non-Employee Director Stock Compensation Plan, as amended May 12, 2011		10-Q	6/30/11	10(a)	8/5/11	1-03480
+10(l)	MDU Resources Group, Inc. Non-Employee Director Long-Term Incentive Compensation Plan, as amended May 17, 2012		10-Q	6/30/12	10(a)	8/7/12	1-03480
+10(m)	MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan, as amended February 15, 2024		8-K		10.2	2/21/24	1-03480
+10(n)	MDU Resources Group, Inc. Executive Incentive Compensation Plan, as amended February 13, 2025	X					
+10(o)	Form of Performance Share Award Agreement (Absolute) under the Long-Term Performance-Based Incentive Plan, as amended	X					
+10(p)	Form of Performance Share Award Agreement (TSR) under the Long-Term Performance-Based Incentive Plan, as amended	X					
+10(q)	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended	X					
+10(r)	Form of Performance Share Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 17, 2022		10-K	12/31/21	10(k)	2/23/22	1-03480
+10(s)	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 17, 2022		10-K	12/31/21	10(m)	2/23/22	1-03480
+10(t)	Restricted Stock Unit Award Agreement under the Long-Term Performance-Based Incentive Plan, as amended February 16, 2023		10-K	12/31/22	10(m)	2/24/23	1-03480
+10(u)	Form of MDU Resources Group, Inc. Indemnification Agreement for Section 16 Officers and Directors, dated May 15, 2014		8-K		10.1	5/15/14	1-03480
+10(v)	Form of Amendment No. 1 to Indemnification Agreement, dated May 15, 2014		8-K		10.2	5/15/14	1-03480
+10(w)	MDU Resources Group, Inc. Nonqualified Defined Contribution Plan, as amended and restated November 12, 2020		10-K	12/31/20	10(r)	2/19/21	1-03480
+10(x)	MDU Resources Group, Inc. Deferred Compensation Plan Adoption Agreement, as amended August 12, 2021		10-Q	9/30/21	10(c)	11/4/21	1-03480
+10(y)	MDU Resources Group, Inc. Deferred Compensation Plan Document, dated November 12, 2020		8-K		10.2	11/12/20	1-03480
+10(z)	Cooperation Agreement, dated as of January 24, 2023, by and among Keith A. Meister, Corvex Management LP and MDU Resources Group, Inc.		8-K		10.1	1/24/23	1-03480
+10(aa)	MDU Resources Group, Inc. Change in Control Severance Plan		8-K		10.1	2/21/24	1-03480
19	Insider Trading Policy	X					
21	Subsidiaries of MDU Resources Group, Inc.	X					
23	Consent of Independent Registered Public Accounting Firm	X					
31(a)	Certification of Chief Executive Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					
31(b)	Certification of Chief Financial Officer filed pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X					

MDU Resources Group, Inc. Form 10-K **115**

Index Part IV Incorporated by Reference Exhibit Number Exhibit Description Filed Herewith Form Period Ended Exhibit Filing Date File Number ***32 Certification of Chief Executive Officer and Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 X +97 Incentive Compensation Recovery Policy 10-K 12/31/23 97 2/22/24 1-03480 101.INS XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document 101.SCH XBRL Taxonomy Extension Schema Document 101.CAL XBRL Taxonomy Extension Calculation Linkbase Document 101.DEF XBRL Taxonomy Extension Definition Linkbase Document 101.LAB XBRL Taxonomy Extension Label Linkbase Document 101.PRE XBRL Taxonomy Extension Presentation Linkbase Document 104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) * Certain exhibits and schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish supplementally to the SEC a copy of any omitted exhibits or schedules upon request; provided that the Company may request confidential treatment pursuant to Rule 24b-2 of the Exchange Act. ** Schedules and exhibits to this agreement have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished as a supplement to the SEC upon request. *** Furnished herewith. + Management contract, compensatory plan or arrangement. MDU Resources Group, Inc. agrees to furnish to the SEC upon request any instrument with respect to long-term debt that MDU Resources Group, Inc. has not filed as an exhibit pursuant to the exemption provided by Item 601(b)(4)(iii)(A) of Regulation S-K. Item 16. Form 10-K Summary None. 116 MDU Resources Group, Inc. Form 10-K

Index Part IV Signatures Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. MDU Resources Group, Inc. Date: February 20, 2025 By: /s/ Nicole A. Kivisto Nicole A. Kivisto (President and Chief Executive Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the date indicated. Signature Title Date /s/ Nicole A. Kivisto Chief Executive Officer and Director February 20, 2025 Nicole A. Kivisto (President and Chief Executive Officer) /s/ Jason L. Vollmer Chief Financial Officer February 20, 2025 Jason L. Vollmer (Chief Financial Officer) /s/ Stephanie A. Sievert Chief Accounting Officer February 20, 2025 Stephanie A. Sievert (Chief Accounting and Regulatory Affairs Officer) /s/ Dennis W. Johnson Director February 20, 2025 Dennis W. Johnson (Chair of the Board) /s/ Darrel T. Anderson Director February 20, 2025 Darrel T. Anderson /s/ Vernon A. Dosch Director February 20, 2025 Vernon A. Dosch /s/ Marian M. Durkin Director February 20, 2025 Marian M. Durkin /s/ Douglas W. Jaeger Director February 20, 2025 Douglas W. Jaeger /s/ Chenxi Wang Director February 20, 2025 Chenxi Wang MDU Resources Group, Inc. Form 10-K 117

MDU RESOURCES GROUP, INC. DIRECTOR COMPENSATION POLICY

Each director of MDU Resources Group, Inc. (the “Company”) who is not a full-time employee of the Company (a “Director”) shall receive compensation made up of annual cash retainers and shares of the Company’s common stock (“Common Stock”), as set forth in this policy.

Director Compensation

	Annual Cash Retainers
Base Retainer	$110,000*
Additional Retainers:	
Non-Executive Chair of the Board	$100,000*
Chair of Audit Committee	20,000*
Chair of Compensation Committee	15,000*
Chair of Environmental and Sustainability Committee	15,000*
Chair of Nominating and Governance Committee	15,000*

*Effective subject the successful spinoff of Everus Construction Group.

Such cash retainers shall be paid in monthly installments.

In the event that the Non-Executive Chair of the Board concurrently serves as a Committee Chair, the Non-Executive Chair of the Board will not receive any additional cash retainer for serving as the Committee Chair.

The MDU Resources Group, Inc. Deferred Compensation Plan for Directors (as amended and restated effective May 15, 2008) (the “Plan”) permits a Director to defer all or any portion of the annual cash retainers. The amount deferred is recorded in each participant's deferred compensation account and credited with income in the manner prescribed in the Plan. For further details, reference is made to the Plan, a copy of which is attached.

Common Stock

Each person, other than the Non-Executive Chair of the Board, who is a Director of the Company at any time during the calendar year shall receive a $150,000 stock payment, and any person who is the Non-Executive Chair of the Board shall receive a $175,000 stock payment, on or about the Wednesday following the Board of Directors’ regularly-scheduled November meeting, pursuant to the Non-Employee Director Long-Term Incentive Compensation Plan. The stock payment shall be made under the Non-Employee Director Long-Term Incentive Compensation Plan. The stock payment shall be made by providing the Director or Non-Executive Chair with the number of whole shares of Common Stock determined (i) if the shares are original issue or treasury stock, by dividing the amount of the applicable stock payment by the closing price of the Common Stock on the New York Stock Exchange on the grant date and (ii) if the shares are purchased on the open market, by dividing the amount of the applicable stock payment by the weighted average price paid to purchase shares for the Director or Non-Executive Chair for that stock payment, excluding any related brokerage commissions or other service fees. Any fractional shares shall be paid in cash. The stock payment shall be prorated for any Director or Non-Executive Chair who does not serve the entire

1

calendar year by multiplying the applicable stock payment by a fraction, the numerator of which is the number of actual or expected months (with a partial month counted as a full month) of service on the Board during the calendar year and the denominator of which is twelve.

By written election a Director may reduce his or her annual cash retainers and have that amount applied to the purchase of additional shares of Common Stock under the Non-Employee Director Long- Term Incentive Compensation Plan. The annual election shall specify the percentage of the annual cash retainers to be applied toward the purchase of additional shares and must be received by the Company by the last business day of the year prior to the year in which the election is to be effective. No election may be changed or revoked for the current year but may be changed for a subsequent year. The additional stock payments will be made on the last business day of March, June, September, and December. The stock payment shall be made by providing the Director with the number of whole shares of Common Stock determined (i) if the shares are original issue or treasury stock, by dividing the amount of the applicable stock payment by the closing price of the Common Stock on the New York Stock Exchange on the grant date or (ii) if the shares are purchased on the open market, by dividing the amount of the applicable stock payment by the weighted average price paid to purchase shares for the Director for that stock payment, excluding any related brokerage commissions or other service fees. No fractional shares shall be purchased and cash in lieu of any fractional shares shall be paid to the Director.

Travel Expense Reimbursement

All Directors will be reimbursed for reasonable travel expenses incurred while serving as a Director, including spouse's expenses, in connection with attendance at meetings of the Company's Board of Directors and its committees. If the travel expense is related to the reimbursement of airfare, such reimbursement will not exceed full-coach rate. Spousal travel expenses paid by the Company are treated as taxable income to the Director. See the paragraph below entitled "Code Section 409A" for further rules relating to travel expense reimbursements.

Directors' Liability

Article Seven of the Company's Amended and Restated Certificate of Incorporation provides that no Director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability: (i) for any breach of the Director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section-174 of the Delaware General Corporation Law (relating to unlawful declaration of dividends and unlawful purchase of the Company's stock), or (iv) for any transaction from which the Director derived an improper personal benefit.

Section 7.07 of the Company's Bylaws requires the Company to indemnify a Director, to the fullest extent permitted by applicable law, against expenses, attorneys fees, judgments, fines and amounts paid in settlement of any suit, action or proceeding, whether civil or criminal, arising from the fact that the Director was a Director of the Company.

Additional protection is provided through individual indemnification agreements with each Director.

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The Company has and does maintain Directors' and Officers' liability insurance coverage with a $130 million limit.

Insurance Coverages

The Company maintains the following insurance for protection of its Directors as they carry out the business of the Company, which shall be provided while serving as a Director: (i) general liability and automobile liability insurance, (ii) fiduciary and crime insurance, (iii) aircraft liability insurance, and
(iv) business travel accident insurance.

All outside Directors are protected by a non-contributory group life insurance policy with coverage of $100,000. The coverage begins the day the Director is elected to the Board of Directors and terminates when the Director ceases to be an outside Director. A Summary Plan Description (SPD) can be provided to the Director. The beneficiary of the insurance will be the beneficiary recorded on a beneficiary designation provided by the Company. The group life insurance policy is considered taxable compensation under current tax laws. Consequently, the Company will provide each Director annually on Form 1099 the amount of taxable income related to this coverage.

Hedging Stock Ownership

Directors are not permitted to hedge their ownership of Company common stock. Hedging strategies include but are not limited to zero-cost collars, equity swaps, straddles, prepaid variable forward contracts, security futures contracts, exchange funds, forward sale contracts and other financial transactions that allow the Director to benefit from devaluation of the Company's stock. Hedging strategies may allow Directors to own stock technically but without the full benefits and risks of such ownership. Therefore, Directors are prohibited from engaging in any such transactions.

Policy Regarding Margin Accounts and Pledging of Company Stock

Effective December 21, 2012, Directors and related persons are prohibited from holding Company common stock in a margin account or pledging Company securities as collateral for a loan, with certain exceptions. Company common stock may be held in a margin brokerage account only if the stock is explicitly excluded from any margin, pledge or security provisions of the customer agreement. Company common stock may be held in a cash account, which is a brokerage account that does not allow any extension of credit on securities. “Related person” means a Director’s spouse, minor child and any person (other than a tenant or domestic employee) sharing the household of a Director, as well as any entities over which a Director exercises control.

Code Section 409A

To the extent any reimbursements or in-kind benefits provided to a Director pursuant to this policy constitute “deferred compensation” under Internal Revenue Code Section 409A, any such reimbursement or in-kind benefit shall be paid in a manner consistent with Treasury Regulation Section 1.409A-3(i)(1)(iv), including the requirements that the amount of reimbursable expenses or in-kind benefits provided during a year may not affect the expenses eligible for reimbursement or in-kind benefits provided in any other year and that any reimbursement be made on or before the last day of the calendar year following the calendar year in which the expense was incurred.

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Adopted and effective August 3, 1989
Amended February 13, 1992, and effective January 1, 1992
Amended May 7, 1992
Amended May 6, 1993, and effective June 1, 1993
Amended November 3, 1994, and effective January 1, 1995, as to the Chairman of the Board Amended May 11, 1995, and effective April 25, 1995
Amended August 17, 1995, and effective October 13, 1995, as to the three-for-two stock split Amended May 16, 1996, and effective June 1, 1996, as to the Board and Committee meeting fees
Amended by the Board of Directors May 14, 1998, and effective June 1, 1998, as to the Directors travel expense reimbursement and annual retainer fees for Committee Chairmen
Amended by the Board of Directors May 14, 1998, and effective July 13, 1998, as to the three-for-two stock split Amended by the Board of Directors May 11, 2000
Amended by the Board of Directors May 17, 2001, and effective January 1, 2001
Amended by the Board of Directors August 16, 2001, as to Directors' liability insurance coverage Amended by the Board of Directors May 15, 2003, as to Directors Stock payment and Committee fee Amended by the Board of Directors August 13, 2003, and effective October 29, 2003, as to the three-for-two stock split
Amended by the Board of Directors May 12, 2005, as to the Audit Committee Chairman retainer
Amended by the Board of Directors May 11, 2006, effective June 1, 2006, as to annual retainers, travel expense reimbursement and insurance coverages and effective July 26, 2006 as to the three-for-two stock split
Amended by the Board of Directors February 15, 2007, as to Hedging Stock Ownership
Amended by the Board of Directors May 15, 2008, for Internal Revenue Code Section 409A revisions and to reflect changes in insurance benefits
Amended by the Board of Directors May 14, 2009 (1) effective June 1, 2009, to increase annual cash retainers and delete meeting fees and (2) effective January 1, 2009, to provide that the Non-Executive Chairman of the Board's additional retainer is payable solely in cash
Amended by the Board of Directors August 12, 2010, to reflect changes to insurance coverage and, effective January 1, 2011, to provide for prorated annual stock awards to be made each November
Amended by the Board of Directors May 12, 2011 (1) effective June 1, 2011, to increase Committee Chairs' additional retainers by $5,000 per year and (2) effective for 2011, to grant shares equal in value to $110,000 instead of a fixed number of shares
Amended by the Board of Directors November 15, 2012, effective December 21, 2012, as to Margin Accounts and Pledging of Company Stock
Amended by the Board of Directors February 14, 2013, effective December 21, 2012, to reflect changes to the Policy Regarding Margin Accounts and Pledging of Company Stock
Amended by the Board of Directors May 16, 2013, to increase the Chairman of the Board's additional retainer by $15,000 per year, effective June 1, 2013
Amended by the Board of Directors May 15, 2014, effective June 1, 2014, to increase Directors base retainer by $10,000 per year
Amended by the Board of Directors May 10, 2017, to include reference to the Non-Employee Director Long- Term Incentive Compensation Plan, to remove language relating to Lead Director retainer, and to increase the Chair of the Board's Common Stock Payment by $35,000, and effective June 1, 2017, to increase Directors base retainer by $5,000 per year
Amended by the Board of Directors November 16, 2017, to specify that stock awards will be made under the Non-Employee Director Long-Term Incentive Compensation Plan after termination of the Non-Employee Director Stock Compensation Plan, and to reflect changes and clarifications regarding an election to purchase additional shares of Company stock in-lieu of cash compensation
Amended by the Board of Directors November 15, 2018, to provide for the additional stock payments in lieu of cash retainers to be made on a quarterly basis on the last business day of March, June, September, and December, which is consistent with the dates for crediting of Investment Units for deferred cash retainers under the Deferred Compensation Plan for Directors. Also, reference to the Non-Employee Director Stock Compensation Plan on page 1 of the Policy is removed since those shares have been depleted and that plan is terminated.

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Amended by the Board of Directors May 8, 2019, to reflect increases to Director’s base retainer, commi�ee chair retainers and stock-based compensa�on and to add commi�ee chair fees for the Environmental and Sustainability Commi�ee. Increased Director General Liability, Auto Liability and Director/Officer Liability coverage. Amended by the Board of Directors May 12, 2021, to reflect changes to Director’s and Non-Execu�ve Chair retainers and equity award. Also reflects simplifica�on and changes to align with Bylaws in the Director Liability and Insurance Coverages sec�ons. Amended by the Board of Directors May 11, 2022, to reflect changes to Director’s and Non-Execu�ve Chair retainers and equity award. Amended by the Board of Directors May 10, 2023, to reflect changes to the Non-Execu�ve Chair compensa�on in the event of concurrent service as a Commi�ee Chair. Amended by the Board of Directors May 15, 2024 to reflect changes to the Non-Execu�ve Chair addi�onal cash retainer. 5

MDU RESOURCES GROUP, INC.
EXECUTIVE INCENTIVE COMPENSATION PLAN

I. ESTABLISHMENT AND PURPOSE

This Executive Incentive Compensation Plan (this "Plan"), as amended and restated as of February 13, 2025, and as may be subsequently amended from time to time, of MDU Resources Group, Inc. (the "Company"), is to provide an incentive for officers and key employees of the Company and its subsidiaries to focus their efforts on the achievement of performance objectives.

II. DEFINITIONS

Capitalized terms not otherwise defined herein shall have the meanings set forth below.

"Administrator" has the meaning ascribed in Article IV.

"Board" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended.

"Compensation Committee" shall be the Compensation and Human Capital Committee of the Board.

"Participants" for any Plan Year shall be those employees who have been approved by the appropriate Administrator as eligible for participation in the Plan for such Plan Year.

"Plan Year" means the calendar year.

"Service Year" means the Plan Year during which the services giving rise to the incentive award are performed.

"Year of Service" means any calendar year in which a Participant was employed by the Company or any subsidiary thereof and worked over 1,000 hours during such year.

III. BASIC PLAN CONCEPT

The Plan provides an opportunity to earn annual incentive compensation based on the achievement of specified annual performance measures. A target incentive award for each Participant within the Plan is established by the Administrator. The target incentive award represents the amount to be paid, subject to the achievement of the performance measures established each year. Larger incentive awards than target may be authorized when performance exceeds targets; lesser amounts or no amount may be paid when performance is below target. As set forth in Section IX, the Administrator reserves the right at any time to modify the amount of any payment of an incentive under the Plan.

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IV. ADMINISTRATION

The Plan shall be administered by the Administrator. With respect to employees subject to Section 16 of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the Compensation Committee of the Board of Directors will be the Administrator. With respect to employees who are not subject to Section 16 of the Exchange Act, the Chief Executive Officer shall be the Administrator with respect to Company employees.

The Administrator shall approve the list of eligible Participants and the threshold, target, and maximum (if any) incentive award level for each Participant within the Plan. The Plan's performance measure targets for the year shall be approved by the Administrator no later than 90 days after the beginning of that Plan Year. The Administrator shall have final discretion to determine actual award payment levels, and whether or not payments shall be made for any Plan Year.

The Administrator may, at any time and from time to time, alter, amend, supersede, or terminate the Plan in whole or in part, provided that, without the written consent of the Participant, no termination, amendment, or modification of the Plan shall materially and adversely affect any award for which all requirements for payment have been satisfied, unless such termination, modification, or amendment is permitted pursuant to the terms of the Plan or required by applicable law.

V. ELIGIBILITY

Employees eligible to participate in the Plan will be selected by the Administrator in its sole discretion. Nothing in the Plan shall interfere with or limit in any way the right of an employer to terminate any Participant's employment at any time, for any reason or no reason in its sole discretion, or confer upon any Participant any right to remain employed by the employer. No employee shall have the right to be selected to receive an award under the Plan, or, having been so selected, to be selected to receive a future award.

PLAN PERFORMANCE MEASURES

The Administrator will annually establish and evaluate performance measures based on the achievement of specified objectives. Performance measures may be based on the performance of the Company, any subsidiary, or any other operating unit, level, business segment, division, or function thereof, and may be applied either alone or relative to the performance of other businesses or individuals (including industry or general market indices). The Administrator may assign different performance measures and/or different weights to performance measures for each Participant.

The Administrator may establish threshold, target, and maximum or other award levels annually for some or all of the established performance measures. The Administrator will retain the right to make all interpretations as to the actual attainment of the desired performance measure and may determine whether any unusual circumstances, including ones beyond the control of management, need to be considered in determining the degree to which a performance measure has been attained.

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VII. TARGET INCENTIVE AWARDS

Target incentive awards are expressed as a percentage of each Participant's base salary. These percentages may vary by position and may reflect larger reward opportunity for positions having greater effect on the perceived establishment and accomplishment of the performance objectives. A schedule showing the target awards as a percentage of the Participant's base salary for eligible positions will be prepared for each Plan Year.

VIII. TARGET INCENTIVE AWARDS PAYOUT DETERMINATION

At the close of each Plan Year, an analysis shall be prepared showing the actual performance results in relation to each of the target performance measures, if applicable. This will be provided to the Administrator for review and comparison to threshold, target, and maximum or other performance levels, if applicable. The Administrator will then determine the amount of each Participant's incentive award. Each Participant's award will generally be based upon the level of actual performance achieved relative to the established performance measures, as determined by the Administrator.

IX. ADJUSTMENT TO AWARDS

The Administrator may, in its sole discretion, and for any reason modify (including by increasing or reducing) the amount of any Participant's award. There is no obligation of uniformity of treatment of Participants under the Plan.

X. PAYMENT OF AWARDS

Except as provided below or as otherwise determined by the Administrator, in order to receive an award payment under the Plan, the Participant must remain in the employment of the Company or one of its subsidiaries for the entire Service Year. If a Participant terminates employment during the Service Year after the Participant's 60th birthday and after having at least 10 Years of Service, determination of whether the performance measures have been met will be made at the end of the Service Year, and to the extent met, payment of the award will be made to the Participant, prorated. Proration of awards shall be based upon the number of days of employment during the Service Year. The prorated award shall be paid as soon as practicable in the year following the Service Year, but in all events between January 1 and March 15.

A Participant who transfers between the Company and one of its subsidiaries during the Plan Year may receive a prorated award at the discretion of the Administrator.

Unless otherwise expressly provided for under the operative retirement plan document, payments made under the Plan will not be considered part of any "compensation" definition for any pension or 401(k) Plan. Payments will be made in cash as soon as practicable in the year following the Service Year, but in all events between January 1 and March 15.

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To the extent approved by the Administrator of the Plan with respect to employees of the Company or its subsidiaries, as applicable, incentive awards may be deferred in accordance with the deferral election rules and provisions of the MDU Resources Group, Inc. Deferred Compensation Plan.

XI. ACCOUNTING RESTATEMENTS

This Article XI shall apply to incentive granted to all participants in the Plan. Notwithstanding anything in the Plan to the contrary, if the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under the securities laws, the Company or the Committee may, or shall if required, take action to recover incentive-based compensation from specific executive officers in accordance with the Company's *Incentive Compensation Recovery Policy*, as it may be amended or substituted from time to time, and in accordance with applicable law and applicable rules of the U.S. Securities and Exchange Commission and the New York Stock Exchange.

XII. GENERAL PROVISIONS

Non-transferability. A person's rights and interests under the Plan or any amounts payable under the Plan may not be assigned, pledged, or transferred.

No Right to Employment. Nothing in the Plan shall confer upon any person the right to continue in the employment of the Company or any subsidiary thereof or affect the right of the Company or any subsidiary thereof to terminate the employment of any Participant.

Withholding. The Company or any subsidiary thereof shall have the right to withhold from any payment under the Plan, any federal, state, or local income and/or payroll taxes required by law to be withheld and to take such other action as the Administrator may deem advisable to enable the Company or any subsidiary thereof and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any payment.

Unfunded Status. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind or a fiduciary relationship between the Company or any subsidiary thereof and any Participant, beneficiary, or legal representative or any other person. To the extent that a person acquires a right to receive payments under the Plan, such right shall be no greater than the right of an unsecured general creditor of the Company. All payments to be made hereunder shall be paid from the general funds of the Company and no special or separate fund shall be established, and no segregation of assets shall be made to assure payment of such amounts except as expressly set forth in the Plan. The Plan is not intended to be subject to the Employee Retirement Income Security Act of 1974, as amended.

Governing Law. The Plan shall be construed, administered and enforced in accordance with the laws of Delaware without regard to conflicts of law.

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Sec�on 409A of the Code. It is intended that any payment under the Plan qualifies as a short-term deferral exempt from the requirements of Sec�on 409A of the Code. In the event that any payment does not qualify for treatment as an exempt short-term deferral, it is intended that such amount will be paid in a manner that sa�sfies the requirements of Sec�on 409A of the Code. The Plan shall be interpreted and construed accordingly. 5

MDU RESOURCES GROUP, INC. LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN PERFORMANCE SHARE ("PSA") AWARD AGREEMENT (Based on the Absolute Performance of MDU Resources Group, Inc.) [Date] [Participant Name] In accordance with the terms of the MDU Resources Group, Inc. (the "Company") Long-Term Performance-Based Incentive Plan (the "Plan"), pursuant to action of the Compensation and Human Capital Committee (the "Committee") of the Company’s Board of Directors, the Company hereby grants to you (the "Participant") PSAs (the "Award"), subject to the terms and conditions set forth in this Award Agreement (including Annex A and all documents incorporated herein by reference), as set forth below: Target Award: [No. of Shares] PSAs (the "Target Award") Performance Period: January 1, ____ through December 31, ____ (the "Performance Period") Date of Grant: __________________ Dividend Equivalents: Yes THESE PSAs ARE SUBJECT TO FORFEITURE AS PROVIDED HEREIN. THIS AWARD AND AMOUNTS RECEIVED IN CONNECTION WITH THIS AWARD ARE ALSO SUBJECT TO FORFEITURE, RECAPTURE, OR OTHER ACTION IN THE EVENT OF AN ACCOUNTING RESTATEMENT, AS PROVIDED IN THE PLAN. Further terms and conditions of the Award are set forth in Annex A hereto, which is an integral part of this Award Agreement. Subject to the terms of the Plan, decisions and interpretations of the Committee are binding, conclusive, and final upon any questions arising under the Award Agreement or the Plan. Attachment: Annex A: Performance Share Award Agreement

ANNEX A It is understood and agreed that the Award of PSAs evidenced by the Award Agreement to which this is annexed is subject to the following additional terms and conditions. 1. Nature of Award. The Target Award represents the opportunity to receive shares of Company common stock, $1.00 par value ("Shares") and Dividend Equivalents on such Shares. The number of Shares that may be earned under this Award shall be determined pursuant to Section 3 hereof. The amount of Dividend Equivalents that may be earned under this Award shall be determined pursuant to Section 5 hereof. Except for Dividend Equivalents, which are paid in cash, Awards will be paid in Shares. 2. Performance Measures. The "Payout Percentage" of the Target Award number of Shares will be determined based on [•] for the three-year Performance Period. The applicable Payout Percentage of the Target Award number of Shares based achievement of the [•] performance measure will be determined in accordance with the following table: Performance Measure Payout Percentage (% of Target Award) Payout Percentages for results achieved between the stated performance levels will be determined by linear interpolation. 3. Determination of Number of Shares Earned. The number of Shares earned, if any, for the Performance Period shall be determined in accordance with the following formula: # of Shares earned = Payout Percentage x Target Award All PSAs that are not earned for the Performance Period shall be forfeited 4. Issuance of Shares. Subject to any restrictions on distributions of Shares under the Plan, and subject to Section 5 of this Annex, the Shares earned under the Award, if any, shall be issued to the Participant as soon as practicable following the close of the Performance Period but no later than the March 15 immediately following the close of the Performance Period. Executives are required to comply with the Company’s Stock Ownership Policy and Insider Trading Policy. If a Participant has not achieved an applicable stock ownership requirement, the Participant shall hold the net after-tax Shares received under this Award until the requirement is met. 5. Dividend Equivalents. Dividend Equivalents shall be earned with respect to any Shares issued to the Participant pursuant to this Award. The amount of Dividend Equivalents earned shall be equal to the total dividends declared on a Share for stockholders of record between the Date of Grant of this Award and the last day of the Performance Period, multiplied by the number of Shares issued to the Participant pursuant to the Award Agreement. Any Dividend Equivalents earned shall be paid in th Annex A - 1 cash to the Participant when the Shares to which they relate are issued or as soon as practicable thereafter, but no later than the March 15 immediately following the close of the Performance Period. If the Award is forfeited or if no Shares are issued, no Dividend Equivalents shall be paid. 6. Termination of Employment During the Performance Period. (a) If the Participant's employment with the Company is terminated during the Performance Period for "Cause" (as defined below) at any time, all PSAs (and related Dividend Equivalents) shall be forfeited. (b) If the Participant's employment with the Company is terminated after the Participant, as of the effective date of termination, has reached age 55 and completed 10 "Years of Service" (i) during the first year of the Performance Period, all PSAs (and related Dividend Equivalents) shall be forfeited; (ii) during the second year of the Performance Period, determination of the Company's Payout Percentage for the Performance Period will be made by the Committee at the end of the Performance Period, and Shares (and related Dividend Equivalents) earned, if any, will be paid based on the Payout Percentage, prorated for the number of full months elapsed from and including the month in which the Performance Period began to and including the month in which the termination of employment occurs; and (iii) during the third year of the Performance Period, determination of the Company's Payout Percentage for the Performance Period will be made by the Committee at the end of the Performance Period, and Shares (and related Dividend Equivalents) earned, if any, will be paid based on the Payout Percentage without prorating. (c) If the Participant’s employment with the Company is terminated due to death or disability, a portion of the unvested PSAs will vest based on the ratio of the number of full months of employment completed during the Performance Period to the date of death or disability divided by the total number of months in the Performance Period. (d) For purposes of the Award Agreement, the term "Cause" shall mean the Participant's fraud or dishonesty that has resulted or is likely to result in material economic damage to the Company or a Subsidiary, or the Participant's willful nonfeasance if such nonfeasance is not cured within ten days of written notice from the Company or a Subsidiary, as determined in good faith by a vote of at least two-thirds of the non-employee directors of the Company at a meeting of the Board at which the Participant is provided an opportunity to be heard. For purposes of the Award Agreement, the term "Years of Service" shall mean the full 12-month years a Participant is employed by the Company and/or a Subsidiary. 7. Tax Withholding. Pursuant to Article 15 of the Plan, the Committee has the power and the right to deduct or withhold, or require the Participant to remit to the Company, an amount sufficient to satisfy any federal, state and local taxes (including the Participant's FICA obligations) required by law to be withheld with respect to the Award and Dividend Equivalents. The Committee may condition the delivery of Shares upon the Participant's satisfaction of such withholding obligations. The withholding requirement for Shares will be satisfied by the Company withholding Shares having a Fair Market Value equal to federal income tax withholding obligations using an IRS accepted methodology plus additional amounts for state and local tax purposes, as applicable, including payroll taxes, that are applicable to such supplemental taxable income but with rates not to exceed the maximum effective statutory rates, unless the Participant elects, in a manner satisfactory to the Committee, to remit an amount to satisfy the withholding requirement subject to such restrictions or limitations that the Committee, in its sole discretion, deems appropriate. Such th Annex A - 2 election must be made before, and is irrevocable after, December 15 of the last year of the Performance Period, and cannot be made or revoked while the Participant possesses information that will be material nonpublic information at the time the Shares are issued such that the Participant would be prohibited from trading on the Company’s stock under the Company's Insider Trading Policy. 8. Ratification of Actions. By accepting the Award or other benefit under the Plan, the Participant and each person claiming under or through him or her shall be conclusively deemed to have indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the Award by the Company, its Board of Directors, or the Committee. 9. Personal Information. The Participant agrees the Company and its suppliers or vendors may collect, use, and disclose the Participant's personal information for the purposes of the implementation, management, administration, and termination of the Plan. 10. Amendment. The Committee may amend, alter, modify, suspend, or terminate the Award Agreement at any time and from time to time, in whole or in part; provided, however, no amendment, alteration, modification, suspension, or termination of the Award Agreement shall adversely affect in any material way the Award Agreement, without the Participant's written consent, except to the extent such amendment, alteration, modification, suspension, or termination is reasonably determined by the Committee in its sole discretion to be necessary to comply with applicable laws, rules, regulations, or is necessary for such approvals by any governmental agencies or national securities exchanges as may be required. 11. Binding Effect. The Award Agreement shall inure to the benefit of the successors and assigns of the Company, and, subject to the restrictions on transfer set forth herein, be binding upon the Participant and the Participant's heirs, beneficiaries, executors, legal representatives, successors, and assigns. 12. Integrated Agreement. The Award Agreement and the Plan constitute the entire understanding and agreement between the Participant and the Company with respect to the subject matter contained herein or therein and supersedes any prior agreements, understandings, restrictions, representations, or warranties between the Participant and the Company with respect to such subject matter other than those as set forth or provided for herein or therein. 13. Notices. Any notice hereunder to the Company shall be addressed to its office, 1200 West Century Avenue, Bismarck, North Dakota 58503; Attention: Corporate Secretary, and any notice hereunder to the Participant shall be addressed to him or her at the address specified on the Award Agreement, subject to the right of either party to designate at any time hereafter in writing some other address. 14. Definitions. Capitalized terms not otherwise defined herein or in the Award Agreement shall have the meanings given them in the Plan. 15. Governing Law and Severability. To the extent not preempted by federal law, the Award Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law provisions. In the event any provision of the Award Agreement Annex A - 3 shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Award Agreement, and the Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included. 16. No Rights to Continued Employment. The Award Agreement is not a contract of employment. Nothing in the Plan or in the Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate the Participant's employment at any time, for any reason or no reason, or confer upon the Participant the right to continue in the employ of the Company or a Subsidiary. 17. Construction. Captions and titles contained in the Award Agreement are for convenience only and shall not affect the meaning or interpretation of any provision of the Award Agreement. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise. 18. Conformity. The Award Agreement is intended to conform in all respects with, and is subject to all applicable provisions of, the Plan. Any conflict between the terms of the Award Agreement and the Plan shall be resolved in accordance with the terms of the Plan. In the event of any ambiguity in the Award Agreement or any matters as to which the Award Agreement is silent, the Plan shall govern. Annex A - 4

MDU RESOURCES GROUP, INC. LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN PERFORMANCE SHARE ("PSA") AWARD AGREEMENT (Based on the Relative TSR Performance of MDU Resources Group, Inc.) [Date] [Participant Name] In accordance with the terms of the MDU Resources Group, Inc. (the "Company") Long-Term Performance-Based Incentive Plan (the "Plan"), pursuant to action of the Compensation and Human Capital Committee (the "Committee") of the Company's Board of Directors, the Company hereby grants to you (the "Participant") PSAs (the "Award"), subject to the terms and conditions set forth in this Award Agreement (including Annexes A and B hereto and all documents incorporated herein by reference), as set forth below: Target Award: [No. of Shares] PSAs (the "Target Award") Performance Period: January 1, ____ through December 31, ____ (the "Performance Period") Date of Grant: _______________ Dividend Equivalents: Yes THESE PSAs ARE SUBJECT TO FORFEITURE AS PROVIDED HEREIN. THIS AWARD AND AMOUNTS RECEIVED IN CONNECTION WITH THIS AWARD ARE ALSO SUBJECT TO FORFEITURE, RECAPTURE OR OTHER ACTION IN THE EVENT OF AN ACCOUNTING RESTATEMENT, AS PROVIDED IN THE PLAN. Further terms and conditions of the Award are set forth in Annexes A and B hereto, which are integral parts of this Award Agreement. Subject to the terms of the Plan, decisions and interpretations of the Committee are binding, conclusive, and final upon any questions arising under the Award Agreement or the Plan. Attachments: Annex A: Performance Share Award Agreement Annex B: Peer Group

ANNEX A It is understood and agreed that the Award of PSAs evidenced by the Award Agreement to which this is annexed is subject to the following additional terms and conditions. 1. Nature of Award. The Target Award represents the opportunity to receive shares of Company common stock, $1.00 par value ("Shares") and Dividend Equivalents on such Shares. The number of Shares that may be earned under this Award shall be determined pursuant to Section 3 hereof. The amount of Dividend Equivalents that may be earned under this Award shall be determined pursuant to Section 5 hereof. Except for Dividend Equivalents, which are paid in cash, Awards will be paid in Shares. 2. Performance Measures. The "Payout Percentage" of the Target Award number of Shares will be determined based on the Company's total stockholder return ("TSR") relative to that of the Peer Group (as defined below) (the "Percentile Rank") for the Performance Period. (a) The applicable Payout Percentage of the Target Award number of Shares based on the achievement of the relative TSR performance measure will be determined in accordance with the following table: Percentile Rank Payout Percentage (% of Target Award) Payout percentages for results achieved between the above-stated percentile ranks will be determined by linear interpolation. The Percentile Rank of a given Peer Group company's TSR is defined as the percentage of the Peer Group companies' returns falling at or below the given Peer Group company's TSR. The formula for calculating the Percentile Rank follows: Percentile Rank = (n - r + 1)/n x 100 Where: n = total number of companies in the Peer Group at the end of the Performance Period, excluding the Company r = the numeric rank of the Company's TSR relative to the Peer Group at the end of the Performance Period, where the highest return in the group is ranked number 1 To illustrate, if the Company's TSR is the third highest in the Peer Group comprised of 20 companies, its Percentile Rank would be 90. The calculation is: (20 - 3 + 1)/20 x 100 = 90. The Percentile Rank shall be rounded to the nearest whole percentage. For purposes of this Award Agreement, the applicable Peer Group shall be the companies identified in Annex B, as determined by the Committee (the "Peer Group"). If a Peer Group company is Annex A - 2 acquired or merges with another entity (or it is publicly announced that it will be acquired or merges with another entity) during the Performance Period, the company or companies will be deleted from the Peer Group for the entire Performance Period and Percentile Rank will be calculated without regard to the return of the deleted company or companies. If a peer group company becomes bankrupt, or is delisted (and not otherwise acquired) from trading on national securities exchange due to a voluntary or involuntary delisting, prior to or during the Performance Period, the company will be moved to the bottom of the Peer Group for the entire Performance Period and Percentile Rank will be calculated with regard to the return of the bankrupt or delisted company. If the Company or a company in the Peer Group spins off a segment of its business, the shares of the spun-off entity will be treated as a cash dividend that is reinvested in the Company or the company in the Peer Group. If the Company’s and/or any Peer Group company’s stock splits, such company’s TSR will be adjusted for the stock split so as not to give an advantage or disadvantage to such company by comparison to the other companies. TSR is the percentage change in the value of an investment in the common stock of a company based on the average closing prices for the last twenty trading days in the calendar year preceding the beginning of the Performance Period through the average closing prices for the last twenty trading days in the final year of the Performance Period. It is assumed that dividends are reinvested in additional shares of common stock at the frequency paid. 3. Determination of Number of Shares Earned. The number of Shares earned, if any, for the Performance Period shall be determined in accordance with the following formula: # of Shares earned = Payout Percentage x Target Award All PSAs that are not earned for the Performance Period shall be forfeited 4. Issuance of Shares. Subject to any restrictions on distributions of Shares under the Plan, and subject to Section 5 of this Annex A, the Shares earned under the Award, if any, shall be issued to the Participant as soon as practicable, but no later than the March 15 immediately following the close of the Performance Period. Executives are required to comply with the Company’s Stock Ownership Policy and Insider Trading Policy. If a Participant has not achieved an applicable stock ownership requirement, the Participant shall hold the net after-tax Shares received under this Award until the requirement is met. 5. Dividend Equivalents. Dividend Equivalents shall be earned with respect to any Shares issued to the Participant pursuant to this Award. The amount of Dividend Equivalents earned shall be equal to the total dividends declared on a Share for stockholders of record between the Date of Grant of this Award and the last day of the Performance Period, multiplied by the number of Shares issued to the Participant pursuant to the Award Agreement. Any Dividend Equivalents earned shall be paid in cash to the Participant when the Shares to which they relate are issued or as soon as practicable thereafter, but no later than the March 15 immediately following the close of the Performance Period. If the Award is forfeited or if no Shares are issued, no Dividend Equivalents shall be paid. th th Annex A - 3

6. Termination of Employment During the Performance Period. (a) If the Participant's employment with the Company is terminated during the Performance Period for "Cause" (as defined below) at any time, all PSAs (and related Dividend Equivalents) shall be forfeited. (b) If the Participant's employment with the Company is terminated after the Participant, as of the effective date of termination, has reached age 55 and completed 10 "Years of Service" (i) during the first year of the Performance Period, all PSAs (and related Dividend Equivalents) shall be forfeited; (ii) during the second year of the Performance Period, determination of the Company's Payout Percentage for the Performance Period will be made by the Committee at the end of the Performance Period, and Shares (and related Dividend Equivalents) earned, if any, will be paid based on the Payout Percentage, prorated for the number of full months elapsed from and including the month in which the Performance Period began to and including the month in which the termination of employment occurs; and (iii) during the third year of the Performance Period, determination of the Company's Payout Percentage for the Performance Period will be made by the Committee at the end of the Performance Period, and Shares (and related Dividend Equivalents) earned, if any, will be paid based on the Payout Percentage without prorating. (c) If the Participant’s employment with the Company is terminated due to death or disability, a portion of the unvested PSAs will vest based on the ratio of the number of full months of employment completed during the Performance Period to the date of death or disability divided by the total number of months in the Performance Period. (d) For purposes of the Award Agreement, the term "Cause" shall mean the Participant's fraud or dishonesty that has resulted or is likely to result in material economic damage to the Company or a Subsidiary, or the Participant's willful nonfeasance if such nonfeasance is not cured within ten days of written notice from the Company or a Subsidiary, as determined in good faith by a vote of at least two-thirds of the non-employee directors of the Company at a meeting of the Board at which the Participant is provided an opportunity to be heard. For purposes of the Award Agreement, the term "Years of Service" shall mean the full 12-month years a Participant is employed by the Company and/or a Subsidiary. 7. Tax Withholding. Pursuant to Article 15 of the Plan, the Committee has the power and the right to deduct or withhold, or require the Participant to remit to the Company, an amount sufficient to satisfy any federal, state and local taxes (including the Participant's FICA obligations) required by law to be withheld with respect to the Award and Dividend Equivalents. The Committee may condition the delivery of Shares upon the Participant's satisfaction of such withholding obligations. The withholding requirement for Shares will be satisfied by the Company withholding Shares having a Fair Market Value equal to federal income tax withholding obligations using an IRS accepted methodology plus additional amounts for state and local tax purposes, as applicable, including payroll taxes, that are applicable to such supplemental taxable income but with rates not to exceed the maximum effective statutory rates, unless the Participant elects, in a manner satisfactory to the Committee, to remit an amount to satisfy the withholding requirement subject to such restrictions or limitations that the Committee, in its sole discretion, deems appropriate. Such election must be made before, and is irrevocable after, December 15 of the last year of the Performance Period, and cannot be made or revoked while the Participant possesses information that will be material nonpublic information at the time the Shares are issued such that the Annex A - 4

Participant would be prohibited from trading on the Company’s stock under the Company's Insider Trading Policy. 8. Ratification of Actions. By accepting the Award or other benefit under the Plan, the Participant and each person claiming under or through him or her shall be conclusively deemed to have indicated the Participant's acceptance and ratification of, and consent to, any action taken under the Plan or the Award by the Company, its Board of Directors, or the Committee. 9. Personal Information. The Participant agrees the Company and its suppliers or vendors may collect, use, and disclose the Participant's personal information for the purposes of the implementation, management, administration, and termination of the Plan. 10. Amendment. The Committee may amend, alter, modify, suspend, or terminate the Award Agreement at any time and from time to time, in whole or in part; provided, however, no amendment, alteration, modification, suspension, or termination of the Award Agreement shall adversely affect in any material way the Award Agreement, without the Participant's written consent, except to the extent such amendment, alteration, modification, suspension, or termination is reasonably determined by the Committee in its sole discretion to be necessary to comply with applicable laws, rules, regulations, or is necessary for such approvals by any governmental agencies or national securities exchanges as may be required. 11. Binding Effect. The Award Agreement shall inure to the benefit of the successors and assigns of the Company, and, subject to the restrictions on transfer set forth herein, be binding upon the Participant and the Participant's heirs, beneficiaries, executors, legal representatives, successors, and assigns. 12. Integrated Agreement. The Award Agreement and the Plan constitute the entire understanding and agreement between the Participant and the Company with respect to the subject matter contained herein or therein and supersedes any prior agreements, understandings, restrictions, representations, or warranties between the Participant and the Company with respect to such subject matter other than those as set forth or provided for herein or therein. 13. Notices. Any notice hereunder to the Company shall be addressed to its office, 1200 West Century Avenue, Bismarck, North Dakota 58503; Attention: Corporate Secretary, and any notice hereunder to the Participant shall be addressed to him or her at the address specified on the Award Agreement, subject to the right of either party to designate at any time hereafter in writing some other address. 14. Definitions. Capitalized terms not otherwise defined herein or in the Award Agreement shall have the meanings given them in the Plan. 15. Governing Law and Severability. To the extent not preempted by federal law, the Award Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law provisions. In the event any provision of the Award Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Award Agreement, and the Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included. Annex A - 5

16. No Rights to Continued Employment. The Award Agreement is not a contract of employment. Nothing in the Plan or in the Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate the Participant's employment at any time, for any reason or no reason, or confer upon the Participant the right to continue in the employ of the Company or a Subsidiary. 17. Construction. Captions and titles contained in the Award Agreement are for convenience only and shall not affect the meaning or interpretation of any provision of the Award Agreement. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise. 18. Conformity. The Award Agreement is intended to conform in all respects with, and is subject to all applicable provisions of, the Plan. Any conflict between the terms of the Award Agreement and the Plan shall be resolved in accordance with the terms of the Plan. In the event of any ambiguity in the Award Agreement or any matters as to which the Award Agreement is silent, the Plan shall govern. Annex A - 6

ANNEX B PEER GROUP COMPANIES Annex B - 1

MDU RESOURCES GROUP, INC. LONG-TERM PERFORMANCE-BASED INCENTIVE PLAN RESTRICTED STOCK UNIT ("RSU") AWARD AGREEMENT [Date] [Participant Name] In accordance with the terms of the MDU Resources Group, Inc. (the "Company") Long-Term Performance-Based Incentive Plan (the "Plan"), pursuant to action of the Compensation and Human Capital Committee (the "Committee") of the Company's Board of Directors, the Company hereby grants to you (the "Participant") RSUs (the "Award"), subject to the terms and conditions set forth in this Award Agreement (including Annex A and all documents incorporated herein by reference), as set forth below. When vested, each RSU entitles you to receive one share of common stock of the Company (the "Shares"). Grant Date: ______________ Number of RSUs: [No. of Shares] RSUs, subject to adjustment as provided under Section 4.2 of the Plan. Vesting Schedule: Subject to the provisions of the Award Agreement and the Plan and provided that you remain continuously employed by the Company and/or an Affiliate through the respective vesting dates as set forth below, the RSUs shall vest on ________. The Vesting Schedule is the 36-month period beginning January 1, ____ and ending December 31, ____. Except for termination of employment due to retirement after the Participant has reached age 55 and completed 10 Years of Service, death or disability, or a Change in Control as defined in the Plan, any unvested portion of the Award will be forfeited and/or cancelled on the date you cease to be an employee of the Company or an Affiliate. Settlement Date: Each vested RSU will be settled in Shares as soon as practicable following the end of the Vesting Schedule but not later than March 15 following the close of the Vesting Schedule. 1

Acceleration on Death, or Disability: Retirement In the case of death or disability, a portion of the unvested RSUs will vest based on the ratio of the number of full months of employment completed during the Vesting Schedule to the date of your death or disability divided by the total number of months in the Vesting Schedule. In the case of retirement where the Participant has reached age 55 and completed 10 Years of Service (i) during the first year of the Vesting Schedule, all RSUs (and related Dividend Equivalents) shall be forfeited; (ii) during the second year of the Vesting Schedule, determination of the vesting and payment of RSUs and Shares (and related Dividend Equivalents, if any), will be based on a proration for the number of months employed during the 36-month Vesting Schedule, including the month in which the termination of employment occurs; and (iii) during the third year of the Vesting Schedule, 100% of the RSUs and Shares (and related Dividend Equivalents, if any), will be paid without prorating. For purposes of the Award Agreement, the term Years of Service shall mean the full 12- month years a Participant is employed by the Company and/or a Subsidiary. Dividend Equivalents: Yes THESE RSUs ARE SUBJECT TO FORFEITURE AS PROVIDED HEREIN. THIS AWARD AND AMOUNTS RECEIVED IN CONNECTION WITH THIS AWARD ARE ALSO SUBJECT TO FORFEITURE, RECAPTURE, OR OTHER ACTION IN THE EVENT OF AN ACCOUNTING RESTATEMENT, AS PROVIDED IN THE PLAN. Further terms and conditions of the Award are set forth in Annex A hereto, which is an integral part of this Award Agreement. Subject to the terms of the Plan, decisions and interpretations of the Committee are binding, conclusive, and final upon any questions arising under the Award Agreement or the Plan. Attachment: Annex A: Restricted Stock Unit Award Agreement 2

ANNEX A It is understood and agreed that the Award of RSUs evidenced by the Award Agreement to which this is annexed is subject to the following additional terms and conditions. 1. Grant of RSUs. On the Grant Date, the Participant was awarded the number of RSUs set forth in the Award Agreement. 2. Vesting of RSUs. The RSUs shall become vested and nonforfeitable in accordance with the Vesting Schedule set forth in the Award Agreement. Vesting may be accelerated only as described in the Award Agreement. 3. Settlement of RSU. Each RSU, at the discretion of the Committee, will be settled in Shares as soon as practicable after the end of the Vesting Schedule but not later than March 15 following the close of the Vesting Schedule. Executives are required to comply with the Company’s Stock Ownership Policy and Insider Trading Policy. If a Participant has not achieved an applicable stock ownership requirement, the Participant shall hold the net after-tax Shares received under this Award until the requirement is met. 4. Voting Rights. Since RSUs do not represent actual Shares, no voting rights or other rights as a stockholder of the Company arise with respect to the RSUs until Shares have been delivered to the Participant upon settlement of the RSUs. 5. Dividend Equivalents. Dividend Equivalents shall be earned with respect to any Shares issued pursuant to the Award. The amount of Dividend Equivalents earned shall be equal to the total dividends declared on a Share for stockholders of record between the Grant Date of this Award and the vesting date of the RSUs, multiplied by the number of Shares issued pursuant to the vesting of the RSUs awarded in the Award Agreement. Any Dividend Equivalents earned shall be paid in cash to the Participant when the Shares to which they relate are issued or as soon as practicable thereafter, but no later than March 15 following the close of the Vesting Schedule. No Dividend Equivalents will be issued for unvested or forfeited RSUs. 6. Termination of Employment During the Vesting Schedule. (a) If the Participant's employment with the Company is terminated during the Vesting Schedule for "Cause" (as defined below) at any time, all RSUs (and related Dividend Equivalents) shall be forfeited. (b) If the Participant's employment with the Company is terminated after the Participant, as of the effective date of termination, has reached age 55 and completed 10 "Years of Service" (i) during the first year of the Vesting Schedule, all RSUs (and related Dividend Equivalents) shall be forfeited; (ii) during the second year of the Vesting Schedule, Shares (and related Dividend Equivalents) earned will be paid based on the number of full months elapsed from and including the month in which the Vesting Schedule began to and including the month in which the termination of employment occurs; and (iii) during the third year of the Vesting Schedule, the Shares (and related Dividend Equivalents) earned will be paid without prorating. th th Annex A - 3

(c) If the Participant’s employment with the Company is terminated due to death or disability, a portion of the unvested RSUs will vest based on the ratio of the number of full months of employment completed during the Vesting Schedule to the date of death or disability divided by the total number of months in the Vesting Schedule. (d) For purposes of the Award Agreement, the term "Cause" shall mean the Participant's fraud or dishonesty that has resulted or is likely to result in material economic damage to the Company or a Subsidiary, or the Participant's willful nonfeasance if such nonfeasance is not cured within ten days of written notice from the Company or a Subsidiary, as determined in good faith by a vote of at least two-thirds of the non-employee directors of the Company at a meeting of the Board at which the Participant is provided an opportunity to be heard. For purposes of the Award Agreement, the term "Years of Service" shall mean the full 12-month years a Participant is employed by the Company and/or a Subsidiary. 7. Non-transferability of RSUs. No RSUs granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. 8. Personal Information. The Participant agrees the Company and its suppliers or vendors may collect, use, and disclose the Participant's personal information for the purposes of the implementation, management, administration, and termination of the Plan. 9. Amendment. The Committee may amend, alter, modify, suspend, or terminate the Award Agreement at any time and from time to time, in whole or in part; provided, however, no amendment, alteration, modification, suspension, or termination of the Award Agreement shall adversely affect in any material way the Award Agreement, without the Participant's written consent, except to the extent such amendment, alteration, modification, suspension, or termination is reasonably determined by the Committee in its sole discretion to be necessary to comply with applicable laws, rules, regulations, or is necessary for such approvals by any governmental agencies or national securities exchanges as may be required. 10. Binding Effect. The Award Agreement shall inure to the benefit of the successors and assigns of the Company, and, subject to the restrictions on transfer set forth herein, be binding upon the Participant and the Participant's heirs, beneficiaries, executors, legal representatives, successors, and assigns. 11. Integrated Agreement. The Award Agreement and the Plan constitute the entire understanding and agreement between the Participant and the Company with respect to the subject matter contained herein or therein and supersedes any prior agreements, understandings, restrictions, representations, or warranties between the Participant and the Company with respect to such subject matter other than those as set forth or provided for herein or therein. 12. Tax Withholding. Pursuant to Article 15 of the Plan, the Committee has the power and the right to deduct or withhold, or require the Participant to remit to the Company, an amount sufficient to satisfy any federal, state, and local taxes (including the Participant's FICA obligations) required by law to be withheld with respect to the Award and Dividend Equivalents. Annex A - 3

The Committee may condition the delivery of vested Shares upon the Participant's satisfaction of such withholding obligations. The withholding requirement for Shares will be satisfied by the Company withholding Shares having a Fair Market Value equal to federal income tax withholding obligations using an IRS accepted methodology plus additional amounts for state and local tax purposes, as applicable, including payroll taxes, that are applicable to such supplemental taxable income but with rates not to exceed the maximum effective statutory rates, unless the Participant elects, in a manner satisfactory to the Committee, to remit an amount to satisfy the withholding requirement subject to such restrictions or limitations that the Committee, in its sole discretion, deems appropriate. Such election must be made before, and is irrevocable after, December 15 of the last year in the Vesting Schedule, and cannot be made or revoked while the Participant possesses information that will be material nonpublic information at the time the Shares are issued such that the Participant would be prohibited from trading on the Company's stock under the Company's Insider Trading Policy. 13. Notices. Any notice hereunder to the Company shall be addressed to its office, 1200 West Century Avenue, Bismarck, North Dakota 58503; Attention: Corporate Secretary, and any notice hereunder to the Participant shall be addressed to him or her at the address specified in the Award Agreement, subject to the right of either party to designate at any time hereafter in writing some other address. 14. Definitions. Capitalized terms not otherwise defined herein or in the Award Agreement shall have the meanings given to them in the Plan. 15. Governing Law and Severability. To the extent not preempted by federal law, the Award Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflicts of law provisions. In the event any provision of the Award Agreement shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Award Agreement, and the Award Agreement shall be construed and enforced as if the illegal or invalid provision had not been included. 16. No Rights to Continued Employment. The Award Agreement is not a contract of employment. Nothing in the Plan or in the Award Agreement shall interfere with or limit in any way the right of the Company or any Subsidiary to terminate the Participant's employment at any time, for any reason or no reason, or confer upon the Participant the right to continue in the employ of the Company or a Subsidiary. 17. Construction. Captions and titles contained in the Award Agreement are for convenience only and shall not affect the meaning or interpretation of any provision of the Award Agreement. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise. 18. Conformity. The Award Agreement is intended to conform in all respects with, and is subject to all applicable provisions of, the Plan. Any conflict between the terms of the Award Agreement and the Plan shall be resolved in accordance with the terms of the Plan. In the event Annex A - 3 of any ambiguity in the Award Agreement or any matters as to which the Award Agreement is silent, the Plan shall govern. Annex A - 3

1200 West Century Avenue, P.O. Box 5650 Bismarck, North Dakota 58506-5650 POLICY STATEMENTS Policy No. 87.2 Insider Trading Policy Effective Date: February 13, 2025 I. PURPOSE It is illegal for any director, officer, or employee of MDU Resources Group, Inc. and its subsidiaries (the “Company”), who possesses material non-public information concerning the Company to engage in transactions concerning the Company’s securities or to pass such information on to others who may be induced to engage in securities transactions on the basis of such information. The law further prohibits trading on material non-public information about the Company’s customers, suppliers, competitors, joint venture partners, and proposed acquisitions or divestitures. The law also requires directors and certain officers of the Company to file reports with the U.S. Securities and Exchange Commission (the “SEC”) when they trade in the Company’s securities. This Insider Trading Policy (this “Policy”) is intended to assure compliance with these laws. II. SCOPE A. This Policy shall apply to directors of the Company and all officers and employees of the Company, including all companies directly or indirectly majority-owned by the Company. B. This Policy applies to all trading or other transactions in the Company’s common stock and any other securities the Company may issue, such as preferred stock, notes, bonds, and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company. C. Persons subject to the blackout periods imposed by this Policy whose employment terminates during a blackout period (or persons who otherwise leave while in possession of material non-public information), will continue to be subject to this Policy, and specifically to the ongoing prohibition against trading, until the blackout period ends or otherwise until the close of the trading day on which the Company publicly announces the material non-public information. III. POLICY STATEMENT A. No director, officer, or employee of the Company, or any Related Person of any of the foregoing, who is aware of material non-public information relating to the Company may directly or through other persons or entities (a) buy or sell securities of the Company, or (b) communicate that information to others outside the Company, including family and friends or recommend to another person that they engage in transactions concerning the Company’s securities. B. No director, officer, or employee of the Company who, in the course of his or her involvement with the Company, learns of material non-public information about another entity, including a customer, supplier, or competitor of the Company, may trade in the other entity’s securities or recommend to another person that they do so until the information becomes public or is no longer material. C. No director, officer, or employee of the Company may make bona fide gifts while aware of material non- public information or during a blackout period. D. Covered Persons must “pre-clear” all trading in the Company’s securities in accordance with the procedures of Section V below. E. The Company will not trade in Company securities while aware of material non-public information relating to the Company or Company securities. IV. DEFINITIONS A. “Covered Persons” are all directors of the Company, and all officers of the Company serving on the Company’s Management Policy Committee B. “Related Person” with respect to any person is any other person living in such person’s household (other than tenants or domestic employees) and family members who do not live in such person’s household but whose trading in the Company’s securities is directed by such person or is subject to such person’s influence or control, as well as any corporation, partnership, trust, or other entity that is subject to such person’s control. C. “Material” information is information that a reasonable investor would consider important in deciding whether to buy, sell, or hold the Company’s securities or the information, if disclosed, could be viewed by a reasonable investor as having significantly altered the total mix of information available in the marketplace about the Company. In other words, information that is likely to affect the price of the Company’s securities is likely material information. While it is not possible to define all categories of material information, examples of information that ordinarily would be considered material include financial results, forecasts, or expectations for the quarter or the year (or even monthly results under certain circumstances, including when they would indicate a material departure from market expectations); significant write-downs in assets or increases in reserves; major developments regarding significant litigation or government agency investigations; a significant cybersecurity incident, such as a data breach, or any other significant disruption in the Company’s operations or loss, potential loss, breach or unauthorized access of its property or assets, whether at its facilities or through its information technology infrastructure; earnings estimates or guidance, changes in earnings estimates or guidance, or unusual gains or losses in major operations; major changes in senior management; extraordinary borrowings or offerings of Company securities; gain or loss of a major contract, customer, supplier or financing source; changes in credit rating; stock splits, public or private securities/debt offerings, or changes in dividend policies or amounts; a change in auditors or notification that the auditor’s reports may no longer be relied upon; a Company restructuring; an impending bankruptcy or the existence of severe liquidity problems; the imposition of an event-specific restriction on trading in the Page 2 of 7

Company’s securities or the securities of another company or the extension or termination of such restriction; and proposals, plans, or agreements, even if preliminary in nature, involving material mergers, acquisitions, divestitures, tender offers, joint ventures, or purchases and sales of substantial assets. Material Information is not limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition, sale, or disposition of a business or major asset, the point at which negotiations become material information is determined by balancing the probability that the event will occur against the magnitude the event could have on the Company’s operations or stock price should it occur. Thus, information concerning an event that would have a large effect on stock price, such as a merger, may be material information even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material information, you should presume it is material information. If you are unsure whether information is material information, you should consult the Chief Legal Officer and Corporate Secretary before making any decision to trade in, or recommend to others to trade in, securities to which that information relates. D. “Non-public” information is information about the Company that is known by persons within the Company, but that has not yet been disseminated in a manner designed to reach investors generally. The Company generally discloses information to the public either by press release or in reports the Company files with the SEC. Even after public disclosure of information about the Company, you must wait until the close of the trading day on which the information is publicly disclosed by the Company before you can treat the information as public. For example, if the public disclosure occurs prior to the market opening on a Tuesday, the blackout ends at the close of regular trading on Tuesday, and you could resume trading on Wednesday (assuming you are not otherwise aware of material non-public information). As with questions of materiality, if you are not sure whether information is considered non-public information, you should either consult with the Chief Legal Officer and Corporate Secretary or assume that the information is non-public information and treat it as confidential. V. PROCEDURE A. Trading “Windows”. (1) Covered Persons, and (2) all officers and senior employees of the Accounting departments of the Company’s direct and indirect subsidiaries, certain employees of the Company’s SEC and Financial Reporting, Tax, Treasury, Investor Relations, Corporate Planning, Internal Auditing, Communications, Legal, and Human Resources departments, as well as any other employees in roles that make it likely they will have involvement with material non-public information (collectively, “Other Restricted Persons”), and, in each case, their Related Persons, may only trade in the Company’s securities during the window period that begins following the close of the trading day on which the Company releases year-end or quarterly earnings and ends on the fifteenth day of the last month of each fiscal quarter (the “Trading Window”), unless advised of a shorter Trading Window by the Chief Legal Officer and Corporate Secretary. Please note that, even during the Trading Window, you may not initiate a trade in the Company’s securities if you are aware of material non-public information about Page 3 of 7 the Company. The Chief Legal Officer and Corporate Secretary may change the list of Other Restricted Persons from time to time, as appropriate. B. In addition, from time to time, other types of material non-public information regarding the Company (such as negotiation of material mergers, acquisitions, dispositions, or significant contracts) may be pending and not publicly disclosed. While such material non-public information is pending, the Company, through the Chief Legal Officer and Corporate Secretary, may impose special blackout periods during which it will require or recommend that directors, Covered Persons, and selected officers and employees refrain from trading in the Company’s securities. If you are informed the Company has imposed a special blackout period, you may not disclose the fact that a special blackout period exists to anyone, including Company employees (who themselves may not be subject to the special blackout), family members (other than Related Persons who would be prohibited from trading because you are), friends, or brokers. You should treat the imposition of a special blackout period as material non-public information. The Company may not widely announce a special blackout period; therefore, it is important that Covered Persons adhere to the pre-clearance procedures of this Policy, so they do not trade during any special blackout period. C. Pension Plan Blackouts. To the extent required under Regulation BTR, directors and Section 16 officers of the Company are prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company due to a temporary suspension of trading by the Company or the plan fiduciary. The Company will provide affected persons with advance notice of a pension plan blackout. D. Pre-Clearance of Securities Transactions. Subject to the exceptions in Section VI below, no Covered Person, their Related Persons, or entities over which the Covered Person exercises control may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge, or loan of) any Company security even during an open trading window (a period in which a blackout period is not in effect) without first complying with the Company’s pre-clearance procedures. To pre-clear a transaction, you must get approval of the Chief Legal Officer and Corporate Secretary before you enter into the transaction. You should contact the Chief Legal Officer and Corporate Secretary at least 3 business days before you intend to engage in any transaction to allow enough time for pre-clearance procedures. The Chief Legal Officer is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company securities and should not inform any other person of such restriction on trade. E. Hedging Stock Ownership. Directors and executive officers are not permitted to hedge their ownership of the Company’s common stock. Hedging strategies include but are not limited to zero-cost collars, equity swaps, straddles, variable prepaid forward contracts, security futures contracts, exchange funds, forward sale Page 4 of 7 contracts, and other financial transactions that allow the director or executive officer to benefit from devaluation of the Company's common stock. F. Policy Regarding Margin Accounts and Pledging of Company Stock. Directors, executive officers, and their respective Related Persons are prohibited from holding Company common stock in a margin account or pledging Company securities as collateral for a loan, with certain exceptions. Company common stock may be held in a margin brokerage account only if the stock is explicitly excluded from any margin, pledge, or security provisions of the customer agreement. Company common stock may be held in a cash account, which is a brokerage account that does not allow any extension of credit on securities. G. Remember to cancel any “limit” orders or other pending trading orders you have in place during a blackout period (unless the orders were made pursuant to an approved Rule 10b5-1 trading program). VI. RECOGNIZED EXCEPTIONS. The trading restrictions of this Policy do not apply to the following, except as specifically noted: A. 401(k) Plan. Employees investing 401(k) plan contributions in Company common stock in accordance with the terms of the Company's 401(k) plan. Any changes, however, in investment elections regarding the Company’s stock, intra-plan transfers, or sales involving Company stock, or, plan loans where some of the Company’s common stock may be sold, are subject to this Policy. B. Dividend Reinvestment Plan. Ongoing purchases of Company common stock through the dividend reinvestment feature of the Company’s dividend reinvestment plan or a bank or broker sponsored dividend reinvestment plan. However, an election to participate in the Company’s dividend reinvestment plan or a bank or broker-sponsored dividend reinvestment plan, changes in the level of participation, and voluntary purchases of Company stock through additional contributions are subject to this Policy. This Policy applies to the sale of any stock purchased pursuant to the plan. C. Approved 10b5-1 Plan. Rule 10b5-1 under the Securities Exchange Act of 1934 provides a defense against a claim of insider trading for transactions made pursuant to a pre-existing written plan, contract, instruction, or arrangement, as long as such plan (an "Approved 10b5-1 Plan"): 1. has been approved at least 10 days in advance of entering into such plan by the Chief Legal Officer and Corporate Secretary (or, if revised or amended, such revisions or amendments have been approved by the Chief Legal Officer and Corporate Secretary at least 10 days in advance of any subsequent modifications to such plan); 2. contains a certification by the employee or Covered Person that, at the time of plan adoption, such employee or Covered Person (a) is not aware of any material non-public information about the Company or the Company’s securities, and (b) is adopting the plan in good faith and not as part of a plan Page 5 of 7 or scheme to evade the prohibitions of Exchange Act Section 10(b) and Rule 10b-5; 3. gives a third party the discretionary authority to execute such purchases and sales, outside the control of the person trading, and prohibits the plan holder from exercising any subsequent influence over the volume, price, or timing of trades under the plan, so long as such third party does not possess any material non-public information at the time such third party executes such trade; or explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and/or dates of transactions, or other formula(s) describing such transactions; 4. meets the twelve-month limitation on single transaction plans set forth in Rule 10b5-1, subject to certain exceptions (i.e., to permit sell-to-cover plans); and 5. has a minimum duration of six months and a maximum duration of 12 months. When establishing or amending an Approved 10b5-1 Plan by a Covered Person, no purchases or sales pursuant to a plan may occur until expiration of a cooling-off period ending on the later of 90 days after the adoption or modification of the plan, and two business days following the disclosure of the Company’s financial results in a Form 10-Q or Form 10-K for the completed fiscal quarter in which the plan was adopted or modified; provided, however, that in no event shall the required cooling-off period exceed 120 days. When establishing or amending an Approved 10b5-1 Plan by all other employees, no purchases or sales may occur until the expiration of a cooling-off period that is 30 days after the adoption or modification of an Approved 10b5-1 Plan. Modifications that change the amount, price, or timing of the transaction in the plan would be deemed a termination of the existing plan and an adoption of a new plan, triggering a new cooling-off period. Modifications that do not change the price, amount of securities, or timing of transactions under an Approved Rule 10b5-1 plan will not trigger a new cooling-off period. Moreover, the Covered Person or other employee may not have more than one plan in effect at a time, subject to certain exceptions (i.e., to permit sell-to-cover plans). The Company and the Company’s officers and directors must make certain disclosures in SEC filings concerning Rule 10b5-1 plans. Officers and directors of the Company must undertake to provide any information requested by the Company regarding Rule 10b5-1 plans for the purpose of providing the required disclosures or any other disclosures that the Company deems to be appropriate under the circumstances. D. Director Compensation. Acquisition by directors of notional investments in Company common stock (whether cash-settled or stock-settled) as a result of a prior deferral of cash director compensation. However, a director’s initial election to defer cash director compensation into a notional investment in Company Page 6 of 7 common stock, and any subsequent change by a director in a prior election that has the effect of reducing or increasing the number of Company shares to be notionally credited to the director, are subject to this Policy. E. Tax Withholding. The exercise of a tax withholding right pursuant to an election to withhold shares of stock to satisfy tax withholding requirements upon the vesting of performance shares or restricted stock. F. Equity Awards. The vesting of equity awards, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any equity award. This Policy does apply, however, to any market sale of such stock. VII. VIOLATIONS A. Legal Penalties. Penalties for trading on, or communicating, material non-public information can be severe both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties, and civil enforcement injunctions. It is your individual responsibility to comply with laws against insider trading. This Policy is intended to assist you in complying with laws against insider trading, but you should always exercise appropriate judgment in connection with any trade of the Company’s securities. B. Company Discipline. Employees who violate this Policy may be subject to disciplinary action by the Company, including dismissal for cause. Any exceptions to this Policy, if permitted, may only be approved by the Chief Legal Officer and Corporate Secretary and must be provided before any activity contrary to this Policy. VIII. ADMINISTRATION The Chief Legal Officer and Corporate Secretary is responsible for the overall administration of this Policy. Questions about the provisions of this Policy should be directed to the Chief Legal Officer and Corporate Secretary. Reviewed: /s/ Anthony D. Foti Approved: /s/ Nicole A. Kivisto Name: Anthony D. Foti Title: Chief Legal Officer and Corporate Secretary Name: Nicole A. Kivisto Title: President and Chief Executive Officer Date: February 13, 2025 Page 7 of 7

MDU RESOURCES GROUP, INC. List of Subsidiaries (effective December 31, 2024) Subsidiaries Formation Jurisdiction Cascade Natural Gas Corporation Washington CEHI, LLC Delaware Centennial Holdings Capital LLC Delaware Fidelity Exploration & Production Company Delaware FutureSource Capital Corp. Delaware Intermountain Gas Company Idaho InterSource Insurance Company Vermont MDU BenefitCo II, Inc. Delaware MDU BenefitCo, LLC Delaware MDU BPT BenefitCo, Inc. Delaware MDU Energy Capital, LLC Delaware Montana-Dakota Utilities Co. Delaware Prairie Cascade Energy Holdings, LLC Delaware Prairie Intermountain Energy Holdings, LLC Delaware WBI Canadian Pipeline, Ltd. Federally Chartered WBI Energy Midstream, LLC Colorado WBI Energy Transmission, Inc. Delaware WBI Energy, Inc. Delaware WBI Holdings, Inc. Delaware

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM We consent to the incorporation by reference in Registration Statement Nos. 333-27877, 333-114488, and 333-234760 on Form S-8 of our reports dated February 20, 2025, relating to the financial statements of MDU Resources Group, Inc., and the effectiveness of MDU Resources Group, Inc.'s internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2024. /s/ Deloitte & Touche LLP Minneapolis, Minnesota February 20, 2025

CERTIFICATION I, Nicole A. Kivisto, certify that: 1. I have reviewed this annual report on Form 10-K of MDU Resources Group, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f)) for the registrant and have: (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and 5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting. Date: February 20, 2025 /s/ Nicole A. Kivisto Nicole A. Kivisto President and Chief Executive Officer

CERTIFICATION I, Jason L. Vollmer, certify that: 1. I have reviewed this annual report on Form 10-K of MDU Resources Group, Inc.; 2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; 3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report; 4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d- 15(f)) for the registrant and have: (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared; (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles; (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and 5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions): (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting. Date: February 20, 2025 /s/ Jason L. Vollmer Jason L. Vollmer Chief Financial Officer

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002 Each of the undersigned, Nicole A. Kivisto, the President and Chief Executive Officer, and Jason L. Vollmer, the Chief Financial Officer of MDU Resources Group, Inc. (the "Company"), DOES HEREBY CERTIFY that: 1. The Company's Annual Report on Form 10-K for the year ended December 31, 2024 (the "Report"), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and 2. Information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company. IN WITNESS WHEREOF, each of the undersigned has executed this statement this 20 day of February, 2025. /s/ Nicole A. Kivisto Nicole A. Kivisto President and Chief Executive Officer /s/ Jason L. Vollmer Jason L. Vollmer Chief Financial Officer A signed original of this written statement required by Section 906 has been provided to MDU Resources Group, Inc. and will be retained by MDU Resources Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request. th

Table of Contents ii Defined Terms 42 Executive Compensation iii Cautionary Note Regarding Forward-Looking Statements 42 Compensation Discussion and Analysis 1 Message from our CEO 58 Compensation Committee Report 2 Message from our Chair 59 Compensation Committee Interlocks and Insider Participation 3 Notice of Annual Meeting 59 Compensation Program and Risk 5 About MDU Resources 60 Summary Compensation Table 7 Voting Roadmap 62 Grants of Plan-Based Awards in 2024 12 Proposal 1: Election of Directors 63 Outstanding Equity Awards at 2024 Year-End 12 Director Nominees 63 Stock Vested in 2024 12 Director Qualifications 64 Pension Benefits in 2024 13 Director Nominees at a Glance 64 Nonqualified Deferred Compensation in 2024 19 Director Nominees’ Skillset Matrix 65 Potential Payments Upon Termination or Change in Control 22 Governance 67 CEO Pay Ratio 22 Our Board of Directors 67 Pay Versus Performance 30 Our Board’s Oversight of Our Business 72 Proposal 3: Approval of Amended and Restated LTIP 34 Stockholder Engagement 76 Equity Compensation Plan Information 35 Communications With Our Board 77 Proposal 4: Ratification of Appointment of Our Independent Registered Public Accounting Firm 35 Committees 77 Audit and Non-Audit Fees 37 Director Compensation 78 Audit Committee Preapproval Policies and Procedures 37 Key Principles of Director Compensation Program 78 Audit Committee Report 37 Components of Director Compensation Program 79 Responsible Business Stewardship 38 Governance 80 Stockholder Ownership 38 2024 Director Compensation 82 Additional Information 39 Our Executive Officers 83 Frequently Asked Questions 41 Proposal 2: Advisory Vote to Approve NEO Compensation 86 Helpful Resources 87 Appendix (Amended and Restated LTIP) i

DEFINED TERMS 401(k) Plan MDU Resources Group, Inc. 401(k) Retirement Plan, as amended and restated AGA American Gas Association A&R Cooperation Agreement Amended and Restated Cooperation Agreement, dated as of March 14, 2024, by and among Keith A. Meister, Corvex Management LP, and MDU Resources Group, Inc. Annual Meeting 2025 Annual Meeting of Stockholders Annual Report Annual Report on Form 10-K for Fiscal 2024 ASC Accounting Standards Codification Board Board of Directors Broadridge Broadridge Financial Solutions, Inc. CAP Compensation Actually Paid CD&A Compensation Discussion and Analysis CIC Severance Plan MDU Resources Group, Inc. Change in Control Severance Plan Clawback Policy Incentive Compensation Recovery Policy Common Stock The Company’s Common Stock, par value $1.00 per share Company MDU Resources Group, Inc. Compensation Committee Compensation and Human Capital Committee Corporate Headquarters 1200 West Century Avenue, P.O. Box 5650, Bismarck, North Dakota 58506 Cooperation Agreement Amended and Restated Cooperation Agreement, by and among Keith A. Meister, Corvex Management LP, and the Company, dated as of January 24, 2023 CyROC Cyber Risk Oversight Committee, consisting of the CIO, CFO, and certain financial, IT, and other leaders from the Company’s business segments DCP MDU Resources Group, Inc. Deferred Compensation Plan, dated as of November 12, 2020 DDCP Deferred Compensation Plan for Directors, as amended May 15, 2008 Defined Contribution Plan MDU Resources Group, Inc. Nonqualified Defined Contribution Plan, as amended and restated Deloitte Deloitte & Touche LLP Director Compensation Policy MDU Resources Group, Inc. Director Compensation Policy, as amended May 15, 2024 Director LTI MDU Resources Group, Inc. Non-Employee Director Long-Term Incentive Compensation Plan, as amended May 17, 2012 EEI Edison Electric Institute EICP MDU Resources Group, Inc. Executive Incentive Compensation Plan, as amended EPS Earnings Per Share ERM Enterprise Risk Management E&S Committee Environmental and Sustainability Committee Everus Everus Construction Group, Inc. (NYSE: ECG) Exchange Act Securities Exchange Act of 1934, as amended FMV Fair Market Value FASB Financial Accounting Standards Board Fiscal 2024 Fiscal year ending December 31, 2024 Fiscal 2025 Fiscal year ending December 31, 2025 Foundation MDU Resources Foundation GAAP U.S. Generally Accepted Accounting Principles GHG Greenhouse Gas IR Investor Relations IRC Internal Revenue Code of 1986, as amended IRS Internal Revenue Service IT Information Technology Knife River Knife River Corporation (NYSE: KNF) LTI The Company’s Long-Term Incentive Program LTIP MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan, as amended and restated MPC Management Policy Committee NEO Named Executive Officer Notice Notice of Internet Availability of Proxy Materials NYSE New York Stock Exchange PCAOB Public Company Accounting Oversight Board Pension Plan MDU Resources Group, Inc. Pension Plan for Non- Bargaining Unit Employees Pension Plans Pension Plan and WBI Pension Plan PEO Principal Executive Officer PSA Performance Share Award PSU Performance Stock Unit Record Date March 14, 2025 RSU Restricted Stock Unit (time-based) SASB Sustainability Accounting Standards Board Say-on-Pay A non-binding, advisory vote to approve the compensation of our NEOs SCT Summary Compensation Table SEC U.S. Securities and Exchange Commission SISP MDU Resources Group, Inc. Supplemental Income Security Plan, as amended and restated TCFD Task Force on Climate-related Financial Disclosures TSR Total Stockholder Return VIF Voting Instruction Form WBI Pension Plan Williston Basin Interstate Pipeline Company Pension Plan ii 2025 Proxy Statement

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This Proxy Statement contains forward-looking statements within the meaning of the U.S. securities laws. Forward-looking statements are all statements other than statements of historical fact, including without limitation those statements that are identified by the words “anticipates,” “estimates,” “expects,” “intends,” “plans,” “predicts,” and similar expressions, and include statements concerning plans, trends, objectives, goals, strategies, including future events, or performance, and underlying assumptions (many of which are based, in turn, upon further assumptions) and other statements that are other than statements of historical facts. Forward-looking statements involve risks and uncertainties, which could cause actual results or outcomes to differ materially from those expressed. These forward-looking statements are based on many assumptions and factors, which are detailed in the Company’s SEC filings. These forward-looking statements are based largely on our expectations and judgments and are subject to a number of risks and uncertainties, many of which are unforeseeable and beyond our control. For additional discussion on risks and uncertainties that may affect forward-looking statements, see “Risk Factors” disclosed in the Annual Report and subsequent SEC filings. You may access our Annual Report at investor.mdu.com/financials/annual-reports/. The Company undertakes no obligation to update forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by applicable law. Website references throughout this Proxy Statement are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this Proxy Statement. iii

MESSAGE FROM OUR CEO Dear Fellow Stockholders: “Our goal remains simple—continue to grow while providing safe, reliable, and cost- effective energy to the customers and communities we serve.” I am incredibly honored to lead this Company. In 2024, we celebrated our 100th anniversary— and today, we are positioning ourselves for the next century of growth. • Stockholder Value Creation. With the goal of maximizing long-term value for stockholders, the Company completed the spinoffs of Knife River, its construction materials and contracting business, in 2023, and Everus, its construction services business, in 2024, each into separate publicly-traded companies. In each of these spinoffs, the Company’s stockholders received one share each of Knife River and Everus common stock for every four shares of the Company’s Common Stock owned as of the applicable record date. After these two spinoffs were completed, the combined market capitalization of the companies grew from $5.9 billion in May 2023 to $12.9 billion in December 2024—creating $7 billion of incremental value for holders of the Company’s Common Stock in May 2023 who continued to hold shares of all three companies through December 2024. • A New Day. It’s a new day at MDU Resources. Following two successful spinoffs, the Company has now arrived at its intended end goal of transitioning into a pure-play regulated energy delivery business, which is a defining moment in our 100-year history, and one that brings us back to our roots. This strategic focus is expected to optimize value for stockholders and foster concentrated business growth within each of our electric, natural gas distribution, and pipeline segments. We are very optimistic about our future. We have $3.1 billion in planned capital investments over the next five years that are part of our designed effort to continue to provide safe, reliable, affordable, and environmentally- responsible energy to our customers. • Strong Regulated Energy Delivery Results in 2024. The hard work and commitment of our employees throughout our organization made 2024 another remarkable year for the Company, and marked a century of providing essential products and services to our customers. In 2024, our consolidated net income was $281.1 million, which included $189.7 million from our regulated energy delivery businesses, a 13.6% year-over-year increase. In particular, our electric utility earnings increased to $74.8 million, primarily due to rate relief in several states, and our natural gas distribution earnings totaled $46.9 million, despite higher expenses. Finally, our pipeline earnings tallied to $68.0 million, driven by strong transportation and storage revenue. • Safety. Safety is among the Company’s core values. The Company’s long-standing commitment to the safety of our workforce and the public is integral to our business strategy and long-term success. We continue to intensify our efforts to implement programs, tools, and trainings to reduce safety risks and promote safety ownership and accountability throughout our workforce. • Responsible Business Stewardship. We are committed to operating responsibly, consistent with our values. For additional information, see our Sustainability Report at mdu.com/sustainability/. The Notice and this Proxy Statement contain details of the business to be conducted at the Annual Meeting. I also encourage you to review our Annual Report, which is available at investor.mdu.com/financials/annual-reports/. Your vote is very important to us, so please vote your shares. Since I began my journey as CEO in January 2024, I’ve been continuously impressed by the passion our Board and our 2,000+ employees have for our customers, our business, and the communities we serve. I also want to thank you—our stockholders— for your ongoing support as we pursue our strategic objectives. I believe the opportunities for our Company are vast, and I am confident that, with our long-term strategy, our brightest days lie ahead. Together, we will innovate and drive the next 100 years of growth. I believe the future for MDU Resources is bright. Sincerely, Nicole A. Kivisto President and Chief Executive Officer 1 2025 Proxy Statement

MESSAGE FROM OUR CHAIR Dear Fellow Stockholders: “The Board is actively engaged in overseeing the Company’s long- term strategy to position the business for the next 100 years of growth.” I am honored to serve you, our stockholders, as Chair of the Board. MDU Resources has thrived for over 100 years. During my time on the Board, I have seen the industry evolve and the Company adapt to meet marketplace challenges. I am thrilled to be working with Nicole Kivisto and the MPC to position the Company for the next century. Here are some highlights of our recent work to create long-term stockholder value: • CEO Succession Planning. CEO succession is the Board’s top priority, guided by a deliberate process. The Compensation Committee, the Nominating and Governance Committee, and the full Board share responsibility for succession planning. Our recent multi-year process, which led to Nicole Kivisto’s appointment, included assessing a talented bench of candidates. The CEO transition from David Goodin to Nicole was seamless. The Board unanimously believes Nicole is the ideal leader for the Company, given her experience and alignment with our strategy. • Board Refreshment. We have refreshed our Board over the past five years, as 10 highly- qualified independent directors were added to the Board, and following the Annual Meeting, 12 independent directors will have left the Board (including eight directors who became members of either the Knife River or Everus Board effective upon the applicable spinoff). We believe that the Board possesses the appropriate mix of genders, ages, ethnicities, skills, business and board experience, and viewpoints. During 2024, David Goodin retired from the Board following his retirement as CEO; Michael Della Rocca, Dale Rosenthal, Edward Ryan, and David Sparby each resigned from the Board and became members of the Everus Board effective upon the spinoff; James Gemmel resigned from the Board pursuant to the terms of the A&R Cooperation Agreement; and Chenxi Wang will be departing the Board when her term expires at the conclusion of the Annual Meeting. On behalf of the Board, I want to thank each of them for their service, and also welcome Douglas Jaeger, Marian Durkin, and Vernon Dosch, each of whom joined the Board in 2024. The Board has also nominated Priti Patel. • Board Leadership and Committee Refreshment. Ongoing Board refreshment seeks the right mix of skills and expertise on the Board. In late 2024, the Board disbanded the E&S Committee, assigning its responsibilities to the Audit, Compensation, and Nominating and Governance Committees. These changes reflect the Board’s agility and alignment with the Company’s strategy. Earlier this year, the Board elected Darrel T. Anderson to serve as Vice Chair of the Board. Mr. Anderson’s election as Vice Chair of the Board is the culmination of a planned succession process, continuing the Board’s track record of active planning for board succession and adherence to governance best practices. • Long-Term Strategy Oversight. The Board believes deeply that it must be fit for its purpose, and provide strategic value to the Company. Oversight of business strategy is a key responsibility of the Board, and involves a multilayered approach, including work embedded in the Board’s committees. The Board’s oversight, and management’s execution, of business strategy are viewed with a long-term mindset and a focus on assessing both opportunities for, and potential risks to, the Company. The Board is actively engaged in overseeing the Company’s long-term strategy, aligned with Nicole and her team, which we believe is designed to propel the Company into the future. • Stockholder Engagement. Hearing from our stockholders is a top priority. Our governance-focused stockholder engagement program facilitates transparency and feedback. During the 2024 stockholder engagement cycle, the Company met individually with stockholders representing over 30% of our total shares outstanding, as well as proxy advisory firms, to discuss topics that included the Board’s strategy oversight, our Board’s assessment process, Board and management succession, and executive compensation (and, more broadly, we had some touchpoint with stockholders representing over 40% of our total shares outstanding). Feedback from these meetings was reported back to the Board, which has informed the Board’s decisions on policies, practices, and disclosures. We look forward to continuing our dialogue with you. I am excited to continue to partner with the Board, management, and our employees to build on the Company’s foundation. On behalf of the Board, I am grateful to all our stockholders for their continued support. The Notice and Proxy Statement contain details of the business to be conducted at the Annual Meeting. Please review our Annual Report, which is available at investor.mdu.com/financials/annual-reports/, and vote your shares. Sincerely, Dennis W. Johnson Chair of the Board 2

NOTICE OF ANNUAL MEETING Date and Time May 13, 2025 9:30 a.m. CDT Virtual Meeting Site virtualshareholdermeeting.com/MDU2025 The Annual Meeting will be held in a virtual only format to make the meeting accessible to a greater number of stockholders. Record Date Stockholders of record as of March 14, 2025 can vote at the Annual Meeting. All shares that have been properly voted and not revoked will be voted at the Annual Meeting. If you sign and return a proxy card but do not give voting instructions, the shares represented by that proxy card will be voted as recommended by the Board. Your vote is very important to us. Please vote your shares. Items of Business Proposal Board’s Voting Recommendation Vote Required to Approve 1 Elect seven directors to the Board to serve one-year terms R FOR each of the nominees A nominee for director will be elected if the votes cast for such director nominee exceed the votes cast against such nominee. 2 Vote, on an advisory basis, to approve the NEOs’ compensation R FOR Affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. 3 Approve the Amended and Restated LTIP R FOR 4 Ratify the appointment of Deloitte as the Company’s independent registered public accounting firm for Fiscal 2025 R FOR In addition, the Board may transact such other business as may properly come before the Annual Meeting and at any adjournment(s) or postponement(s) thereof. On or about April 3, 2025, we started mailing a Notice or Proxy Statement and form of proxy, as applicable, to our stockholders. Proxies are being solicited by the Board to be voted at our Annual Meeting. Important Notice Regarding the Availability of Proxy Materials for the Stockholders Meeting to be held on May 13, 2025. The Notice and Proxy Statement and Annual Report are available at investor.mdu.com/financials/annual-reports/. April 3, 2025 Anthony D. Foti Chief Legal Officer and Corporate Secretary 3 2025 Proxy Statement

Proxy Voting You may vote using any of the following methods: Internet Telephone Scanning You may vote your shares through the Internet at proxyvote.com. Internet voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 12, 2025. You will be able to confirm that the system has properly recorded your vote. If you vote through the Internet, you do NOT need to return a proxy card or VIF. If you are located within the United States or Canada, you may vote your shares by calling 800-690-6903 and following the recorded instructions. Telephone voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 12, 2025. The telephone voting system has easy to follow instructions and allows you to confirm that the system has properly recorded your vote. If you vote by telephone, you do NOT need to return a proxy card or VIF. You may scan the QR Code provided to you to vote your shares through the Internet with your mobile device. Internet voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 12, 2025. You will be able to confirm that the system has properly recorded your vote. If you scan your QR code to vote, you do NOT need to return a proxy card or VIF. Mail At the Virtual Meeting App If you received printed copies of the proxy materials by mail, you may vote by mail. Simply mark your proxy card or VIF, date and sign it, and return it in the postage-paid envelope that we included with your materials. You may vote at the virtual Annual Meeting using the 16-digit control number included on your Notice, proxy card, and VIF that accompanied your proxy materials. You may vote your shares by using the ProxyVote app. Download it for free wherever you get your apps, scan or enter your control number, and vote. App voting is available 24 hours per day and will be accessible until 11:59 p.m. EDT on May 12, 2025. You will be able to confirm that the system has properly recorded your vote. If you vote using the app, you do NOT need to return a proxy card or VIF. NOTICE OF ANNUAL MEETING 4

ABOUT MDU RESOURCES Company Overview MDU Resources Group, Inc. (NYSE: MDU) provides essential products and services through its regulated electric and natural gas distribution segments to more than 1.2 million customers across eight states, and its pipeline segment. The Company operates in the Midwest and Pacific Northwest, constructing and operating infrastructure that delivers natural gas and electricity that energizes homes and businesses. On or about April 3, 2025, we started mailing a Notice or Proxy Statement and form of proxy, as applicable, to our stockholders. Proxies are being solicited by the Board to be voted at our Annual Meeting. As of December 31, 2024. 5 2025 Proxy Statement

ABOUT MDU RESOURCES

Stockholder Value Creation


May 31, 2023
$5.9 billion
MDU


December 31, 2024
$12.9 billion
$3.4 billion
$3.7 billion
$5.8 billion
MDU
KNF
ECG

With the goal of maximizing long-term value for stockholders, the Company completed the spinoff of Knife River, the Company's construction materials and contracting business, in 2023, and Everus, the Company's construction services business, in 2024, each into separate publicly-traded companies. Following these two successful spinoffs, the Company has transitioned into a pure-play regulated energy delivery business, which is a defining moment in our 100-year history, and one that brings us back to our roots. This strategic focus is expected to optimize value for stockholders and foster concentrated business growth within our electric, natural gas distribution, and pipeline segments.

In each of these spinoffs, the Company's stockholders received one share each of Knife River and Everus common stock for every four shares of the Company's Common Stock owned as of the applicable record date. After these two spinoffs were completed, the combined market capitalization of the companies grew from $5.9 billion in May 2023 to $12.9 billion in December 2024—creating $7 billion of incremental value for holders of the Company's Common Stock in May 2023 who continued to hold shares of all three companies through December 2024.

In addition to completing both of these strategic initiatives, all of our business segments had strong performances in 2024.

2024 Financial Highlights

The Company had strong performance in 2024:

- Consolidated net income totaled $281.1 million, including regulated energy delivery earnings of $189.7 million, an increase of 13.6% year-over-year, including, in particular:
  - **Electric Utility.** Earnings increased to $74.8 million, primarily due to rate relief in several states;
  - **Natural Gas Distribution.** Stable performance with earnings of $46.9 million, despite higher expenses; and
  - **Pipeline.** Record annual results with earnings of $68.0 million, driven by strong transportation and storage revenue.
- Declared $103.9 million of dividends to stockholders—marking the 87th year of uninterrupted dividends
- Added to S&P SmallCap 600 Index

Long-Term Strategy

Looking ahead, the Company is committed to strengthening its position as a leading regulated energy delivery business and continuing to create value for its employees, customers, and stockholders. We anticipate long-term compound annual growth in our business, as presented in our five-year plan:

$3.1 Billion Capital Investment	**7-8%** Utility Rate Base Growth	**1-2%** Customer Growth
6-8% EPS Growth Rate	**60-70%** Annual Dividend Payout Ratio Target	**No expected near-term equity needs (2026)**

Learn More About Our Company

You can learn more about the Company by visiting **investor.mdu.com**. We also encourage you to read our **Annual Report**, which is available at **investor.mdu.com/financials/annual-reports/**.

MDU RESOURCES GROUP, INC.
6

VOTING ROADMAP Key Attributes Tenure Diversity • 1 year (Median) • Directors with varied tenure contribute to a range of perspectives and help transition knowledge and experience from longer-serving members to those newer to our Board. • Our director nominees represent a diverse range of backgrounds in terms of skills and business and board experience with an equally diverse range of perspectives. What the director nominees share is a common desire to support, and provide effective oversight of, management in executing the Company’s long-term strategy. • 43% of the director nominees are women. • 14% of the director nominees are persons of color. Age • 64 years (Mean) Skills and Experiences We believe that our slate of director nominees possesses the appropriate mix of skills, business and board experience, and viewpoints, as presented by the percentage of our Board nominees that have each of the skills and experiences listed below: 7 2025 Proxy Statement

Pay-for-Performance Compensation Philosophy The centerpiece of our compensation program is our pay-for-performance philosophy that aligns compensation payouts with the achievement of our annual operating plan and long-term strategy, and consequently stockholder value. This is showcased at senior levels of the Company—particularly the CEO—for whom most compensation is tied to the achievement of metrics driving the Company’s operating and stock performance. As shown in the charts below, for 2024, 79.5% of the CEO’s annual target compensation mix, and 65.2%, on average, of the other NEOs’ annual target compensation mix, was at risk. CEO’s Annual 2024 Target Compensation Average of Other NEOs’ 2024 Target Compensation See Compensation Program Design and Structure beginning on page 45 for further information. 2024 Performance-Based Compensation Outcomes The 2024 performance-based compensation paid to our NEOs reflects our strong performance against financial, strategic, and operational goals. Notable performance-based compensation outcomes for 2024 include the following, each of which is disclosed in greater detail within the CD&A beginning on page 42. EICP Awards • The Compensation Committee has a history of setting challenging performance goals. EICP payouts are earned only when we achieve or exceed our goals, and awards are subject to negative discretion when appropriate to align management’s payouts with stockholders’ expectations. Consistent with our pay-for-performance culture, the Compensation Committee established rigorous financial, strategic, and operational performance goals for 2024. • For its financial goals, the Company achieved above target Adjusted Business Segment Earnings performance, near target Adjusted Electric and Natural Gas Distribution Segment Earnings performance, and maximum Adjusted Pipeline Segment Earnings performance; for its strategic goal, the Company achieved maximum Everus Spinoff performance; and for its operational goal, the Company completed each of the Responsible Business initiatives, in each case, as defined in the CD&A beginning on page 42. As a result, Mses. Kivisto and Jones and Mr. Vollmer earned 161.6% payouts, Mr. Senger earned a 103.1% payout, and Mr. Johnson earned a 205% payout for 2024 performance, in each case as a percentage of their target incentive. For a description of how the EICP performance metrics were calculated and the adjustments from 2024 reported financial results, as applicable, see EICP beginning on page 47. VOTING ROADMAP 8

LTI Awards The Compensation Committee is committed to performance-based compensation. • The Compensation Committee made a temporary modification to its traditional LTI practices to take into account the impact of two extraordinary corporate spinoff transactions, which does not represent any change in its executive compensation philosophy, and it has since returned to granting a mix of PSA and RSU awards. In 2024, in light of the then-pending Everus spinoff, the Compensation Committee made a temporary modification to its traditional LTI practices, and granted executives, including the NEOs, RSU awards instead of the traditional mix of PSA and RSU awards (as the Compensation Committee also deemed appropriate in 2023 with the then-pending Knife River spinoff). The Compensation Committee believed this was an appropriate and balanced approach to address the Company’s executive compensation requirements during this transformational period. The Compensation Committee remains committed to fostering a pay-for-performance culture, and given the completion of the spinoffs, has returned to granting a mix of PSA and RSU awards in 2025, consistent with its executive compensation philosophy. See 2025 Compensation Program Design Changes Following Spinoffs on page 44 and Compensation Program Design and Structure beginning on page 45 for more information. • The Compensation Committee wanted to incentivize the retention of the NEOs during a period of significant transformation, and align their interests with stockholders. By granting each 2024 LTI award in the form of RSUs, which will vest in December 2026 as long as the NEO remains continuously employed with the Company, the Compensation Committee sought to align the LTI with the Company’s long-term strategy to incentivize the retention of the management team responsible for overseeing the spinoff of Everus and executing the post-spinoff strategy and transition services through the three-year vesting period ending December 2026, aligned with stockholders’ interests. • The RSU awards remain outstanding and subject to three-year cliff vesting. No vesting was accelerated nor any payment made for any outstanding RSU awards in connection with the Company’s spinoff of Everus. These awards remain subject to normal continued service-based vesting through the end of the three-year vesting period. See LTI beginning on page 51 for further information. 2025 Compensation Program Design Changes Following Spinoffs The Compensation Committee remains committed to fostering a pay-for-performance culture. Following the recent transformational period for the Company, including the impact of two extraordinary corporate spinoff transactions, the Compensation Committee has resumed its prior practice, consistent with its executive compensation philosophy, of granting a mix of PSA and RSU awards in 2025. In addition, the comprehensive compensation approval and goal setting conducted by the Compensation Committee reflects the strategic focus of the organization. All NEOs will be subject to the same enterprise- wide financial and operational performance goals under the EICP, and financial and TSR goals under the PSAs to encourage and reward performance aligned with both the Company’s long-term strategy and stockholders’ interests. The Compensation Committee will continue to assess the executive compensation program against changing business conditions and stockholder feedback. VOTING ROADMAP 9 2025 Proxy Statement

Compensation Program 2024 2025 EICP Performance Goals Adjusted Business Segment Earnings (weighted 80%) and Everus Spinoff (weighted 20%) for corporate executives; Adjusted Electric and Natural Gas Distribution Segment Earnings (weighted 100%), and Adjusted Pipeline Segment Earnings (weighted 100%) for business unit executives; modified by a Responsible Business modifier (5%) for all participants 70% Adjusted Earnings from Continuing Operations, and 30% operational goals tied to the Company’s commitment to: C - Customers and Communities O - Operational Excellence R - Returns Focused E - Employee Driven LTI Awards PSA/RSU Mix RSU awards (100%) PSA awards (70%) and RSU awards (30%) PSA Awards Performance Goals N/A 50% Three-Year Cumulative EPS, and 50% TSR to represent the Company’s TSR percent rank over a three-year performance period relative to the Company’s 2025 custom peer group Performance Period N/A 3 years RSU Awards Vesting Three-Year Cliff Three-Year Cliff VOTING ROADMAP 10

PROPOSAL Election of Directors1 R The Board recommends a vote FOR each of the nominees identified in this Proxy Statement. There are currently seven directors on our Board. All of the nominees are current directors, except Ms. Patel. Ms. Wang will be departing when her term expires at the conclusion of the Annual Meeting. All current directors, other than Ms. Wang, are standing for election for a one-year term at the Annual Meeting. Cumulative voting is not permitted. We have refreshed our Board over the past five years, as 10 highly-qualified independent directors were added to the Board, and with Ms. Wang’s upcoming departure, 12 independent directors will have left the Board (including eight directors who became members of either the Knife River or Everus Board effective upon the applicable spinoff). We believe that the Board possesses the appropriate mix of genders, ages, ethnicities, skills, business and board experience, and viewpoints. Director Nominees Our Nominating and Governance Committee is responsible for recommending director candidates to fill current and anticipated Board vacancies. The Nominating and Governance Committee identifies and evaluates potential candidates from recommendations from the Company’s directors, management, stockholders, and other outside sources, including professional search firms. In evaluating proposed candidates, the Nominating and Governance Committee may review their résumés, obtain references, and conduct personal interviews. The Nominating and Governance Committee considers, among other factors, the Board’s current and future needs for specific skills and the candidate’s experience, leadership qualities, integrity, ability to exercise judgment, independence, and ability to make the appropriate time commitment to the Board. The Nominating and Governance Committee strives for the Board to have a rich mix of relevant skills and experiences to best oversee the Company’s strategic plan. During 2024, the Nominating and Governance Committee conducted a search for potential director candidates whose experience, skills, qualifications, and independence met the criteria it previously established, and the Nominating and Governance Committee reviewed its findings with the Board. In conducting its search, the Nominating and Governance Committee collected names of potential candidates from the Company’s directors, management, and other outside sources (excluding search firms) to identify and recruit qualified candidates. After reviewing the qualifications of the potential pool of candidates and narrowing the field to a handful of candidates, our Chair of the Board, Nominating and Governance Committee members, CEO, CFO, and Chief Legal Officer and Corporate Secretary each interviewed the candidates. Based on the Nominating and Governance Committee’s review, the candidates’ résumés, and the other directors’ and management’s interviews with the candidates, the Nominating and Governance Committee recommended, and the Board approved the nomination of, Mr. Dosch and Mses. Durkin and Patel. Mr. Dosch and Ms. Patel were both identified by an existing director, and Ms. Durkin was identified by management. Messrs. Anderson, Dosch, Jaeger, and Johnson, and Mses. Durkin, Kivisto, and Patel will be considered for election as directors to serve for one-year terms expiring at the 2026 Annual Meeting. Each nominee has been nominated by the Board for election, upon the recommendation of the Nominating and Governance Committee, and has agreed to serve. If, prior to the Annual Meeting, any nominee is unable to serve, then Jason L. Vollmer and Anthony D. Foti, both of whom have been designated as proxies for the Annual Meeting, will have full discretion to vote for another person to serve as a director in place of that nominee, or the Board may reduce its size. Director Qualifications The Nominating and Governance Committee reviewed and evaluated the skills, experience, and qualifications cataloged under the Director Nominees’ Skillset Matrix on pages 19 through 20, and demonstrated by the director nominees, in light of the Company’s long-term strategic plan. The Board, acting through the Nominating and Governance Committee, considers its members, including those directors being nominated for reelection to the Board at the Annual Meeting, to be highly qualified for service on the Board due to a variety of factors reflected in each director’s education, areas of expertise, and experience serving on other organizations’ boards. Generally, the Board seeks individuals with broad-based experience and the background, judgment, independence, and integrity to represent the stockholders in overseeing the Company’s management in their operation of the business. Within this framework, specific items relevant to the Board’s determination for each director are listed in each director’s biographical information beginning on page 15. The ages shown are as of April 3, 2025. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which a director or executive officer is or was to be selected as a director or executive officer of our Company. There are no family relationships among our directors or executive officers. 12

PROPOSAL 1 13 2025 Proxy Statement

PROPOSAL 1 14

PROPOSAL 1



Dennis W. Johnson
Chair of the Board

Independent Director

Age: **76** [(1)]

Director Since: **2001**

Committees

A C G

Relevant Skills

Professional Experience

TMI Group Incorporated, and its two wholly-owned subsidiaries, TMI Corporation and TMI Transport Corporation (manufacturers of casework and architectural woodwork)

- Chair, President, and Chief Executive Officer, since January 1982
- Various other positions, April 1974 through December 1981

Dickinson City Commission

- President, July 2000 through October 2015

Other Board Service

- Vice Chair, Bank of North Dakota Advisory Board of Directors (state-owned, state-run financial institution), since July 2022, and a director, since August 2017
- Director, Federal Reserve Bank of Minneapolis, January 1993 through December 1998

Reasons for Nomination

Mr. Johnson has over 50 years' experience in business management, manufacturing, and finance, including 43 years as a CEO. He also has deep institutional knowledge concerning the Company, having served as Chair of the Board since May 2019, Vice Chair from February 2018 through May 2019, and a director since February 2001. He also contributes significant knowledge of local, state, and regional issues involving North Dakota, the state of the Corporate Headquarters and a significant share of its operations, from his service on numerous industry, state, and community boards, including the North Dakota Workforce Development Council (Chair), the Theodore Roosevelt Medora Foundation, former North Dakota Gov. Schafer's and Hoeven's transition teams, and former North Dakota Gov. Sinner's Education Action Commission. Further, he brings deep governance, and compensation and management resources knowledge, from his experience serving on several notable boards, providing him with relevant expertise as Chair of the Nominating and Governance Committee and a member of the Compensation Committee, respectively, and Chair of the Board.

(1) Upon the recommendation of the Nominating and Governance Committee other than Mr. Johnson, the Board approved a limited exception to its retirement age policy for Mr. Johnson. See Director Refreshment Policy, Board Tenure, and Term Limits on page 26 for more information regarding this exception and our director retirement policy in general.



Darrel T. Anderson
Vice Chair of the Board

Independent Director

Age: **67**

Director Since: **2023**

Committees

A C G

Relevant Skills

Professional Experience

IDACORP, Inc. (NYSE: IDA) and Idaho Power Company (regulated electric utility company)

- President and Chief Executive Officer, May 2014 through May 2020

Other Board Service

- Chairman, Gemstone Holdings (parent company of Blue Cross of Idaho, a non-profit mutual insurance company), since January 2024
- Chairman, Blue Cross of Idaho, since May 2023, and a director since 2018
- Director, IDACORP, Inc. and Idaho Power Company, September 2013 through May 2022

Reasons for Nomination

Mr. Anderson has over 28 years of experience in the regulated energy delivery industry within a state we serve in our service territory, having served in several leadership positions, including CEO of IDACORP, providing him with relevant expertise to serve as Vice Chair of the Board. In particular, he brings extensive public company operational, financial, and leadership experience. Further, he brings deep compensation and management resources, financial, and public company governance knowledge, from his experience serving as CEO of a public company, providing him with relevant expertise as Chair of the Compensation Committee and a member of the Audit Committee and Nominating and Governance Committee, respectively.

Accounting/Finance | Capital Markets | Corporate Development | Cybersecurity | Regulated Energy Delivery Industry | Risk Management | Technology
Broad-Based Business | CEO | Corporate Governance and Legal | Human Capital Management | Regulatory, Public Affairs, and Government | Strategic Planning and Analysis

COMMITTEES
A Audit | C Compensation | G Nominating and Governance | ● Committee Chair | O Ex Officio Member

15 2025 Proxy Statement

PROPOSAL 1



Nicole A. Kivisto

President and Chief Executive Officer

Age: **51**

Director Since: **2024**

Relevant Skills

Professional Experience

MDU Resources Group, Inc. (NYSE: MDU)

- President and Chief Executive Officer and a director, since January 2024
- President and Chief Executive Officer, Montana-Dakota Utilities Co., Cascade Natural Gas Corporation, and Intermountain Gas Company, January 2015 through January 2024

Other Board Service

- Director, AGA (trade association for natural gas industry), since 2015
- Director, EEI (trade association for electric industry), since 2015
- Director, Bravera Bank (employee and director owned bank), since February 2018
- Director, North Dakota Lignite Energy Council (trade association for coal industry) from 2015 through 2023
- Member, Board of Trustees, University of Mary from 2017 through 2023

Reasons for Nomination

Ms. Kivisto brings to our Board 30 years of regulated energy delivery experience. Over the past three decades, she has held several operational, financial, and leadership positions within the Company, leading to her current role as CEO. She brings deep knowledge of our Company and its business operations, and contributes valuable insight into management's views and perspectives, to the Board.



Vernon A. Dosch

Independent Director

Age: **71**

Director Since: **2024**

Committee

A

Relevant Skills

Professional Experience

National Information Solutions Cooperative (NISC) (software and technology provider for the utility and broadband industries)

- Chief Executive Officer and President, January 2002 through January 2020

Other Board Service

- Director, JSI (consulting and broadband solutions firm), since January 2021
- Director, North Dakota Department of Commerce, Legacy Investment for Technology Loan Fund (innovation loan fund to support technology advancement), since January 2022
- Director, Starion Bank (community bank), January 2001 through January 2023
- Director, State of North Dakota, Governor's Office / Department of Health / National Guard, COVID-19 Response, February 2020 through January 2021

Reasons for Nomination

Mr. Dosch brings to our Board over 45 years' experience in the electric utility and broadband industries, particularly concerning electric distribution, generation, and transmission, as well as the technical infrastructure necessary for electric utility and broadband billing, accounting, engineering, electronic payment processing, meter data management, and distributed energy resource management gained as CEO of NISC, providing him with relevant expertise as a member of the Audit Committee. He also brings expertise in strategic planning, financial management, business development, and culture cultivation.

Accounting/Finance | Capital Markets | Corporate Development | Cybersecurity | Regulated Energy Delivery Industry | Risk Management | Technology
Broad-Based Business | CEO | Corporate Governance and Legal | Human Capital Management | Regulatory, Public Affairs, and Government | Strategic Planning and Analysis

COMMITTEES

A Audit **C** Compensation **G** Nominating and Governance ● Committee Chair ○ Ex Officio Member

MDU RESOURCES GROUP, INC.

16

Marian M. Durkin Independent Director Age: 71 Director Since: 2024 Committees Relevant Skills Douglas W. Jaeger Independent Director Age: 58 Director Since: 2024 Committee Relevant Skills Professional Experience Avista Corporation (NYSE: AVA) (regulated electric and natural gas utility company) • Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer, August 2005 through August 2020 Other Board Service • Director, Energy Insurance Mutual (mutual insurance company serving utility companies), May 2012 through May 2022 • Director, Providence Health Care (health care system providing urgent care centers, home health, assisted living, adult day health, and skilled nursing care), May 2007 through May 2018 Reasons for Nomination Ms. Durkin brings to our Board over 15 years’ experience in the regulated electric and natural gas utility industry at a public company within our service territory, particularly extensive legal, governance, mergers and acquisitions, compliance, and risk management experience gained through her role as General Counsel and Chief Compliance Officer of Avista Corporation, as well as corporate board service, providing her with relevant expertise as a member of the Nominating and Governance Committee. She also brings substantial expertise in human resources management, executive compensation, and employee benefits, providing her with relevant expertise as a member of the Compensation Committee. Professional Experience Ulteig, Inc. (employee-owned professional engineering services firm) • President and Chief Executive Officer and a director, since May 2015 Other Board Service • Director, Great Plains Institute (non-profit organization with a mission to accelerate the transition to net-zero carbon emissions), August 2016 through April 2025 • Director, Amsoil, Inc. (manufacturer of synthetic lubricants, fuel additives, and filters), June 2023 through May 2024 • Director, Qualus Power Services / CE Power (pure-play power services firm of energy transitions, with differentiated capabilities across grid modernization, resiliency, security, and sustainability), April 2015 through July 2022 • Director, Computype Inc. (identifies and tracks critical assets with innovated programs that improve customers’ processes, performance, and control), June 2011 through May 2024 • Board of Trustees Member, North American Electric Reliability (nonprofit international regulatory authority whose mission is to assure the effective and efficient reduction of risks to the reliability and security of the grid), February 2013 through August 2015 Reasons for Nomination As CEO of Ulteig, Inc., Mr. Jaeger brings to our Board significant expertise in strategic planning and organizational development. He previously held several executive positions of increasing responsibility at Xcel Energy, Inc., a publicly-traded electric and natural gas company within a state we serve in our service territory, within its transmission, operations, retail marketing and sales, and product development departments. He also contributes extensive knowledge concerning governance, mergers and acquisitions, marketing, financial management, and engineering. Further, he brings deep financial and risk management knowledge, from his experience serving as a CEO, providing him with relevant expertise as Chair of the Audit Committee. PROPOSAL 1 17 2025 Proxy Statement

Priti R. Patel Independent Director Nominee Age: 57 Relevant Skills Professional Experience Great River Energy (not-for-profit wholesale electric power cooperative) • Vice President and Chief Transmission Officer, since May 2017 Other Board Service • Chair of the Board, Great Plains Institute (non-profit organization with a mission to accelerate the transition to net-zero carbon emissions), since November 2017 • Director, Midwest Reliability Organization (regional utility reliability council), since January 2021 Reasons for Nomination Ms. Patel brings to our Board over 25 years’ experience in the electric energy industry across investor- owned utilities, a utilities regulator within the Company’s service territory, a regional transmission operator, and an electric generation and transmission cooperative, gained through senior transmission, strategy, and legal roles. She also brings expertise in transmission development, financial, government affairs, regulatory, compliance, public policy, and safety. PROPOSAL 1 18

PROPOSAL 1

Director Nominees' Skillset Matrix

We believe that the director nominees possess the appropriate mix of genders, ages, ethnicities, skills, business and board experience, and viewpoints.

Board Tenure and Experience	Johnson	Anderson	Kivisto	Dosch	Durkin	Jaeger	Patel
Board Tenure (Year Joined)	2001	2023	2024	2024	2024	2024	N/A
Board Tenure (Years of Service) (as of April 3, 2025)	24	2	1	1	1	1	N/A
Number of Other Current Public Company Boards	—	—	—	—	—	—	—
Skills and Experience							
Accounting and Finance experience in the preparation and review of financial statements and financial reports	●	●	●	●		●	
Broad-Based Business experience in evaluating issues and making business judgments	●	●	●	●	●	●	●
Capital Markets experience overseeing company financings, investments, capital structures, and financial strategy	●	●	●			●	
CEO experience of a public company or substantial private company working, communicating, and engaging with a variety of important stakeholder groups	●	●	●	●		●	
Corporate Development experience assessing potential growth opportunities		●	●	●		●	●
Corporate Governance and Legal experience dealing with complex legal and public company governance issues		●	●		●	●	●
Cybersecurity experience overseeing protecting Company information			●	●		●	
Human Capital Management experience in enterprise-wide management and development of talent	●	●	●	●	●	●	
Regulated Energy Delivery Industry experience in our businesses and related industries, including electric and natural gas utilities and pipelines	●	●	●	●	●	●	●
Regulatory, Public Affairs, and Government experience in governmental regulations and public policy issues affecting our businesses	●	●	●			●	●
Risk Management experience in the identification, assessment, and mitigation of risks facing our company	●	●	●	●	●	●	
Strategic Planning and Analysis experience overseeing long-term financial objectives and strategic priorities	●	●	●	●	●	●	●
Technology experience overseeing information technology systems and data management			●	●			

19 2025 Proxy Statement

PROPOSAL 1

Each director is individually qualified to make unique and substantial contributions. Collectively, our directors' diverse viewpoints and independent-mindedness enhance the quality and effectiveness of Board deliberations and decision making. This blend of qualifications, attributes, and tenure results in highly-effective oversight.

Diversity	Johnson	Anderson	Kivisto	Dosch	Durkin	Jaeger	Patel
Gender							
Female			●		●		●
Male	●	●		●		●	
Age (as of April 3, 2025)							
Years Old	76	67	51	71	71	58	57
Race/Ethnicity							
Asian							●
Caucasian/White	●	●	●	●	●	●	

MDU RESOURCES GROUP, INC.

20

GOVERNANCE Our Board of Directors Our Board consists of individuals from a diverse range of backgrounds—in terms of gender, age, ethnicity, skills, and business and board experience—with an equally diverse range of perspectives. What our Board shares is a common desire to support and oversee management in executing our strategy. The number of directors is determined from time to time by the Board. There are currently seven directors on our Board. The Board has delegated certain duties to its committees, which assist the Board in carrying out its responsibilities. There are three standing committees of the Board. The Board has adopted charters (investor.mdu.com/governance/ governance-documents) for each of the Audit Committee, Compensation Committee, and Nominating and Governance Committee. As a general principle, the Board believes that the periodic rotation of committee and committee chair assignments on a staggered basis provides opportunities to foster diverse perspectives, develops depth and breadth of knowledge within the Board, and prepares the Board for future director succession. Corporate Governance Guidelines The Corporate Governance Guidelines assist the Board in the exercise of its governance responsibilities and serves as a framework within which the Board may conduct its business, including the following duties: • Director Responsibilities • Board Leadership and Committees • Change in Director’s Principal Employment • Stock Ownership Policy • Human Capital Management and Succession Planning Oversight • Director Independence • Director Resignation Policy • Director On-Boarding • Director Qualifications • Board Access to Management and Outside Advisors • CEO and Board Evaluations • Board Meeting Agendas • Director Compensation • Director Continuing Education • Outside Directorships Policy • Majority Voting in the Election of Directors • Review of Related Person Transactions The Board periodically reviews the guidelines and revises them, as appropriate. The Corporate Governance Guidelines are available at investor.mdu.com/ governance/governance-documents. The following highlight our corporate governance practices and policies: þ Separate Chair of the Board and CEO þ Annual Election of All Directors þ Proxy Access þ Majority Voting in an Uncontested Election of Directors þ Annual Board and Committee Assessment þ All Director Nominees are Independent (other than CEO) þ Executive Sessions of Independent Directors at Every Regularly-Scheduled Board Meeting þ Standing Committees Consist Entirely of Independent Directors þ Proactive Stockholder Engagement Program þ One Class of Stock þ Stock Ownership Policy for Directors and Executive Officers þ Anti-Hedging and Anti-Pledging Policies for Directors and Executive Officers þ Annual Say-On-Pay Vote þ Clawback Policy þ Maximum of Three Public Company Board Seats for Directors (including the Company’s Board) 22

Independence A director is not considered independent under NYSE rules if they have a material relationship with the Company that would impair their independence. In addition to the independence criteria established by the NYSE, the Board has determined that the relationships provided below are immaterial for purposes of determining whether a director is independent under the NYSE listing standards. These categorical standards are contained in the Corporate Governance Guidelines, which are available at investor.mdu.com/governance/governance-documents. Immaterial Relationship Description Investment Relationships with the Company A director and any family member may own stock of the Company. Relationships with Other Businesses A director is a current employee, or an immediate family member is a current executive officer, of a company with which the Company does business, provided that the aggregate amount involved in a year does not exceed the greater of $1 million or 2% of that entity’s annual consolidated gross revenue, provided that the related payments are made in the ordinary course of business and on substantially the same terms as those prevailing at the time for comparable transactions with non- affiliated parties, or involve the rendering of services as a public utility at rates or charges fixed in conformity with law or a governmental authority. Relationships with Tax Exempt Organizations A director, or an immediate family member, serves as an officer, director, or trustee of a not-for-profit organization, and the Company’s and the Foundation’s contributions to the organization in any of the past three years do not exceed the greater of $1 million or 2% of that organization’s consolidated gross revenues. We individually inquire of each of our directors and executive officers about any transactions in which the Company and any of these related persons or their immediate family members are participants. We also make inquiries within the Company’s records for information on any of these kinds of transactions. Once we gather the information, we then review all relationships and transactions of which we are aware in which the Company and any of our directors, director nominees, executive officers, their immediate family members, or 5% stockholders are participants to determine, based on the facts and circumstances, whether the related persons have a direct or indirect material interest. Our CFO’s office coordinates the related person transaction review process, and reports its findings to the Audit Committee. The Nominating and Governance Committee reviews any potential related person transactions involving directors and their immediate family members in making its recommendation to the Board concerning the independence of the directors. In approving, ratifying, or rejecting a related person transaction, the Audit Committee considers such information as it deems important to determine whether the transaction is on reasonable and competitive terms and is fair to the Company. There were no related person transactions in 2024 other than as set forth under Related Person Transactions beginning on page 24. GOVERNANCE 23 2025 Proxy Statement

The Board, upon the recommendation of the Nominating and Governance Committee, has determined that the following non- employee directors, and director nominee, are independent under the NYSE rules because they have no material relationship with the Company that would impair their independence: Dennis W. Johnson Age: 76 Director since: 2001 Chair of the Board Douglas W. Jaeger Age: 58 Director since: 2024 Darrel T. Anderson Age: 67 Director since: 2023 Vice Chair of the Board Priti R. Patel Age: 57 Director Nominee Vernon A. Dosch Age: 71 Director since: 2024 Chenxi Wang(1) Age: 55 Director since: 2019 Marian M. Durkin Age: 71 Director since: 2024 ALL DIRECTORS ARE INDEPENDENT, EXCEPT THE CEO (1) Ms. Wang will be departing the Board when her term expires at the conclusion of the Annual Meeting. In making its independence determination, the Board reviewed recommendations of the Nominating and Governance Committee and considered Mr. Jaeger’s and Ms. Patel’s relationships as officers of companies with which we do business. The Board determined that these relationships qualify as Relationships with Other Businesses and are, therefore, immaterial with respect to determining their independence. The Board has determined that all members of the Audit Committee, Compensation Committee, and Nominating and Governance Committee are independent as defined under the NYSE listing standards and the director independence standards adopted by the Board. Related Person Transactions The Board’s policy for the review of related person transactions is contained in the Corporate Governance Guidelines. The policy requires the Audit Committee to review any proposed transaction, arrangement, or relationship, or series thereof: • in which the Company was or will be a participant; • the amount involved exceeds $120,000; and • a related person had or will have a direct or indirect material interest. Prior to the Company entering into a related person transaction that would be required to be disclosed under the SEC rules, the Audit Committee will, after a reasonable prior review and consideration of the material facts and circumstances, make a recommendation to the Board and appropriate officers of the Company with respect to the transaction as the Audit Committee deems appropriate. The Audit Committee will prohibit any related person transaction it determines to be inconsistent with the best interests of the Company and its stockholders. Related persons are directors, director nominees, executive officers, holders of 5% or more of our voting stock, and their immediate family members. Related persons are required promptly to report to the Chief Legal Officer and Corporate Secretary all proposed or existing related persons transaction in which they are involved. The Company had no related person transaction in 2024, other than as set forth below. GOVERNANCE 24

A&R Cooperation Agreement On January 24, 2023, the Company entered into the Cooperation Agreement with Keith A. Meister and Corvex Management LP (Mr. Meister and Corvex Management LP, together with their respective affiliates, the “Corvex Group”), pursuant to which, the Company agreed, among other things, to appoint James H. Gemmel, a partner of Corvex Management LP, to the Board, which it did in May 2023. Pursuant to the Cooperation Agreement, the Corvex Group agreed to abide by certain customary standstill restrictions, voting commitments, and other provisions. In addition, the Cooperation Agreement provided for customary director replacement procedures in the event Mr. Gemmel ceased to serve as a director or non-voting Board observer under certain circumstances as specified in the Cooperation Agreement. Furthermore, in connection with Mr. Gemmel’s appointment, the Corvex Group also entered into a customary confidentiality agreement with respect to certain Company information. In March 2024, the Company entered into the A&R Cooperation Agreement with the Corvex Group. Pursuant to the A&R Cooperation Agreement, the Company agreed to include Mr. Gemmel as a nominee for election to the Board at the 2024 Annual Meeting. The A&R Cooperation Agreement amended the terms upon which Mr. Gemmel (or his replacement) would be required to resign from the Board, such that his resignation would be effective upon the earliest of the following: (i) the second business day following such time as the Corvex Group ceased to hold a “net long position” (as defined in the A&R Cooperation Agreement) of at least 8,100,000 shares of Common Stock; (ii) the completion of the Company’s spinoff of Everus or certain similar transactions; (iii) the date of the Annual Meeting, unless the Board determined to nominate Mr. Gemmel (or his replacement pursuant to the A&R Cooperation Agreement) for election at the Annual Meeting; and (iv) the material breach by the Corvex Group or Mr. Gemmel (or his replacement pursuant to the A&R Cooperation Agreement) of the confidentiality agreement previously entered into or certain provisions of the A&R Cooperation Agreement. Pursuant to the A&R Cooperation Agreement, the parties agreed to extend the customary standstill restrictions, voting commitments, and other provisions to coincide with Mr. Gemmel’s tenure on the Board. Furthermore, the Corvex Group agreed to extend the confidentiality agreement with respect to the Company’s information. Effective as of immediately prior to the effective time of the Company’s spinoff of Everus, Mr. Gemmel resigned from the Board pursuant to the terms of the A&R Cooperation Agreement, and the A&R Cooperation Agreement terminated in accordance with its terms. Board Leadership Structure The Bylaws and Corporate Governance Guidelines require that the Chair of the Board be independent. The Board believes this structure provides balance, and is currently in the best interest of stockholders. Separating these positions allows the CEO to focus on the full-time job of running the business, while allowing the Chair of the Board to lead the Board in its fundamental role of providing advice to, and independent oversight of, management. The Board also believes that a Vice Chair of the Board is currently in the best interest of stockholders to assist the Chair of the Board, and for Board leadership succession purposes, in adherence to governance best practices. The Chair of the Board meets and confers regularly between Board meetings with the CEO. The Board believes this split structure also recognizes the time, effort, and energy the CEO is required to devote to the position in the current business environment, as well as the commitment required to serve as the Chair of the Board, particularly as the Board’s oversight responsibilities continue to grow and continue to demand more time and attention. A fundamental role of the Board is to provide oversight of management. To that end, the Board believes having an independent Chair of the Board is a means to hold the CEO accountable for managing the Company, aligned with stockholders’ interests. Furthermore, the Board has found that an independent Chair of the Board is best equipped to encourage discussions, including during executive sessions of independent directors. The Board believes that having separate positions and an independent director as Chair of the Board is the appropriate leadership structure for the Company at this time, and demonstrates the Company’s commitment to leading corporate governance practices. The Board approved a limited exception to its retirement age policy for Mr. Johnson to serve until the Company’s 2026 Annual Meeting, and is currently reviewing its leadership in light of Mr. Johnson’s future retirement from the Board. Majority Voting in the Election of Directors Directors must be elected by a majority of the votes cast in uncontested elections, and a plurality of the votes cast in contested elections. A “majority of the votes cast” means that the number of votes cast “for” a director’s election must exceed the number of votes cast “against” that director’s election (with “abstentions” and “broker non-votes” not counted as votes cast either “for” or “against” that director’s election). Our Corporate Governance Guidelines provide that any incumbent director who does not receive a majority of the votes cast in an uncontested election is required to tender his or her resignation for consideration by the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board whether to accept or reject the resignation, or take other action based upon the best interests of the Company and its stockholders. In determining its recommendation to the Board, the Nominating and Governance Committee shall consider all factors that it deems relevant. The director who tenders his or her resignation will not participate in the Nominating and Governance Committee’s or Board’s decision. Following such determination, the Company will promptly publicly disclose the Board’s decision, including, if applicable, the reasons for rejecting the tendered resignation. GOVERNANCE 25 2025 Proxy Statement

Proxy Access Under our proxy access bylaw, a stockholder, or a group of up to 20 stockholders, owning at least 3% of the Common Stock continuously for at least three years as of the date of the notice of nomination, may nominate and include in the Company’s proxy materials director nominees constituting up to two individuals or 20% of the Board, whichever is greater (subject to certain limitations set forth in the Bylaws), provided that the stockholder(s) and nominee(s) satisfy the requirements specified in the Bylaws. We believe these proxy access parameters reflect a well-designed and balanced approach to proxy access that mitigates the risk of abuse and protects the interests of all of our stockholders. See Deadlines and Procedures for Nominations and Stockholder Proposals for the 2026 Annual Meeting on page 82 for further information. Director Refreshment Policy, Board Tenure, and Term Limits The Company is focused on having a well-constructed and high-performing Board, and recognizes the importance of Board refreshment. To that end, the Company has a director refreshment policy that combines a retirement age (age 76) and a periodic individual assessment process with the annual election of directors. The Nominating and Governance Committee and the Board reviewed the continued service of Mr. Johnson, age 76, on the Board and have asked him to continue his service. Upon the recommendation of the Nominating and Governance Committee other than Mr. Johnson, the Board approved a limited exception to its retirement age policy for Mr. Johnson to currently serve until the Company’s 2026 Annual Meeting. The Board granted the exception because it believes that Mr. Johnson’s continued service is in the best interest of the Company and its stockholders. Given the Board’s need for strong continuing independent leadership with Mr. Goodin’s retirement as CEO and a director in 2024, along with six additional directors who, as of the Annual Meeting, will have departed the Board in the past year (including four directors who became members of the Everus Board effective upon the spinoff), the Board approved the exception for Mr. Johnson to, among other things, maintain continuity and institutional knowledge during a period of significant transformation initiatives occurring in the Company’s business, and to provide adequate time to transition a highly-capable successor to Mr. Johnson. In addition, the Board determined that an exception was warranted because Mr. Johnson has deep institutional knowledge of the Company and Board, and unique insights that remain valuable to the Board. We have refreshed our Board over the past five years, as 10 highly-qualified independent directors were added to the Board, and following the Annual Meeting, 12 independent directors will have left the Board (including eight directors who became members of either the Knife River or Everus Board effective upon the applicable spinoff). We believe that the Board possesses the appropriate mix of genders, ages, ethnicities, skills, business and board experience, and viewpoints. During 2024, Mr. Goodin retired from the Board following his retirement as CEO; Messrs. Della Rocca, Ryan, and Sparby and Ms. Rosenthal each resigned from the Board and became members of the Everus Board effective upon the spinoff; Mr. Gemmel resigned from the Board pursuant to the terms of the A&R Cooperation Agreement; and Ms. Wang will be departing the Board when her term expires at the conclusion of the Annual Meeting. Messrs. Jaeger and Dosch and Ms. Durkin were each elected to the Board in 2024. The Board has also nominated Ms. Patel for election at the Annual Meeting. The Board balances refreshment with maintaining experience. The Board also recognizes the importance of board leadership refreshment and succession planning. The Board rotates committee and committee chair assignments periodically on a staggered basis to provide opportunities to foster diverse perspectives, develop further the depth and breadth of knowledge within the Board, and prepare the Board for future director succession. The Board also considers adding a Vice Chair of the Board from time to time to assist the Chair of the Board, and for board leadership succession purposes. The Board elected Mr. Anderson as Vice Chair of the Board in February 2025. The Nominating and Governance Committee selects director nominees who think and act independently and can clearly and effectively communicate their convictions. The Board does not believe long tenure alone presumptively renders a director to not be independent. Conversely, the Board has determined that its longer-tenured director has important experience, brings diverse perspectives, and provides tangible value to the Board and the Company. The Board has also determined that his length of tenure has allowed this director to accumulate valuable knowledge and experience based upon his history with the Company and his breadth of experience in leadership roles across a range of industries outside the Company. This knowledge and experience improves the ability of the Board to provide constructive guidance and informed oversight to management. The Nominating and Governance Committee has specifically considered stockholders’ feedback that suggests lengthy Board tenure should be balanced with new perspectives. Specific to the Company, the Nominating and Governance Committee has recommended, and the Board has structured, that the Board be organized in such a way that there is an appropriate mix of directors of varying tenures, with new directors and perspectives joining the Board over time while retaining the institutional knowledge and broader business experience of a longer-tenured director. This balance enhances the Board’s oversight capabilities. The Board believes it is important to balance refreshment with the need to retain directors who have developed, over time, significant insight into the Company and its operations and who continue to make valuable contributions to the Company that benefit our stockholders. The Board does not believe that long tenure impairs a director’s ability to act independently of management. GOVERNANCE 26

Mandatory Resignation or Retirement The Board has established a policy whereby a non-employee director is required to advise the Nominating and Governance Committee Chair of any change in the non-employee director’s principal employment. If requested by the Nominating and Governance Committee Chair, after consultation with the other members of the Nominating and Governance Committee, the director is required to submit a letter of resignation to the Nominating and Governance Committee Chair, for the Nominating and Governance Committee to consider. Director On-Boarding We have an on-boarding program for new directors that is intended to educate new directors about the Company and the Board’s practices: • Convenes with the CEO, CFO, Chief Legal Officer and Corporate Secretary, Chief Human Resources, Administration, and Safety Officer, Chief Information Officer, Chief Accounting and Regulatory Affairs Officer, and other MPC members. • Reviews the Company’s operational, financial, strategic, IR, risk management, governance, and management succession plans. • Meets periodically with the Chair of the Board and the committee chairs for an immersion into the work of the committees. • Engages in enhanced discussions with the Chief Utilities Officer and President, WBI Energy, Inc. regarding the Company’s utility and pipeline businesses. • Participates in various sessions specifically tailored to the individual director, taking into consideration their board experience, committee assignments, and focus areas of our business and strategy. Director Continuing Education Director education is an ongoing process, which begins when a director joins our Board. We host quarterly Board and committee presentations to keep directors appropriately apprised of key developments concerning the following topics so they can effectively carry out their oversight responsibilities: We also encourage all directors to attend external continuing education programs to maintain their expertise and share takeaways with the other directors concerning these programs. We reimburse directors for reasonable expenses incurred in attending continuing education programs. Board Attendance The Board held 14 meetings during 2024. Each individual director attended at least 96% of the Board and committee meetings (for the committees on which the director served) during 2024, and the directors collectively attended over 99% of the aggregate Board and committee meetings, in each case for the period during which the director served. The Board holds regularly-scheduled executive sessions of independent directors in conjunction with each Board meeting. Mr. Johnson, as Chair of the Board, or Mr. Anderson, as Vice Chair of the Board in Mr. Johnson’s absence, presides at these executive sessions, as well as at Board meetings. Directors are expected to attend annual meetings. The Annual Meeting is typically scheduled on the same day as a quarterly Board meeting. In 2024, all of the directors serving at such time attended the Annual Meeting. GOVERNANCE 27 2025 Proxy Statement

Stock Ownership Policy The Stock Ownership Policy aligns the interests of non-employee directors and executive officers with the interests of stockholders, and promotes the Company’s sound corporate governance. The non-employee directors and executive officers are expected to achieve and maintain beneficial ownership of Common Stock having a value equal to at least the guideline indicated in the table below of the remuneration payable to them from time to time. The individual guidelines established for each participant are as follows: Participant Guideline Non-Employee Director 5X Annual Retainer Fee CEO 5X Annual Base Salary Rate Other Section 16 Officers (including the NEOs) 3X Annual Base Salary Rate Other Participants 1.5X Annual Base Salary Rate The following table illustrates which equity holdings count toward the Stock Ownership Policy: þ What Counts ý What Does Not Count þ Common Stock ý Unearned PSAs þ RSUs þ Shares held through the 401(k) plan þ Shares owned by a spouse or other immediate family member residing in the participant’s household Executives and non-employee directors are required to achieve compliance within five years of becoming subject to the policy. The Company measures compliance at the end of each year, with the compliance determination at that point in time applying for the entire ensuing year, regardless of fluctuations in the Company’s stock price. In the event any person subject to this policy fails to comply by the applicable date, they are required to hold the net shares obtained through all future vestings, after withholding for the payment of applicable taxes, until such person is in compliance; provided, however, that in the event there is a decline in the Company’s stock price that causes a participant’s holdings to fall below the applicable guideline after it was met at the previous compliance date, the participant shall not be required to purchase additional shares to meet the guideline, but the participant shall also not sell or transfer any shares of Company stock until the guideline has again been achieved (except shares sold to satisfy tax withholding obligations arising from stock vestings of prior awards). The Nominating and Governance Committee will consider a non-employee director’s failure to comply with this policy when considering that director for re-election to the Board. of directors, the CEO, and other executive officers were in compliance as of the end of 2024 (or were within the initial five-year period to achieve compliance). Retention of Outside Advisors The Board and all of its committees have authority to retain outside advisors and consultants that they consider necessary or appropriate in carrying out their respective responsibilities. The independent registered public accounting firm is retained by, and report directly to, the Audit Committee. Similarly, the consultant retained by the Compensation Committee to assist in evaluating executive compensation reports directly to that committee. GOVERNANCE 28

Board and Committee Evaluations The Board and its committees engage in a robust Board and committee assessment process every year designed to elicit candid feedback regarding the areas in which the Board and its committees could improve, as described below: Item Board and Committee Assessment Cadence Annual Assessment Each director completes a separate detailed assessment to evaluate the Board and each committee on which they serve. Topics covered include, among others: • Board and committee structures, size, composition, skills, and succession planning. • The effectiveness of the Board, committees, and committee chairs. • Board strategy and operational oversight. • Board culture and dynamics, including the effectiveness of discussion and debate at Board and committee meetings. • The quality of the Board and committee agendas, meeting length, meeting frequency, and quality and volume of presentations and other meeting materials. • The appropriateness of Board and committee priorities. • Board interactions with, and accessibility of, management. Reporting The results of the assessments are processed as follows: • The responses are reviewed and summarized and anonymously aggregated for the Chair of the Board and each of the committee chairs. • The results of the assessments regarding Board and committee performance are reviewed and discussed during executive sessions of the Board and its committees, during which input on the performance and effectiveness of the Board and committees is solicited. Action Planning These evaluations have consistently found that the Board and its committees are operating effectively. This evaluation process has led to various refinements designed to increase the Board’s effectiveness over the past few years, including: • Ensuring that the Board and committee agendas are appropriately focused on strategic priorities. • Increasing focus on continuous board and board leadership succession planning and refreshment. • Rotating committee and committee chair assignments periodically on a staggered basis to provide opportunities to foster diverse perspectives, develop further the depth and breadth of knowledge within the Board, and prepare the Board for future director succession. GOVERNANCE 29 2025 Proxy Statement

Our Board’s Oversight of Our Business The Board believes deeply that it must be fit for its purpose and provide strategic value to the Company. Oversight of business strategy is a key responsibility of the Board, including work embedded in the Board committees. The Board believes that overseeing and monitoring strategy is a continuous process and takes a multilayered approach in exercising its duties. The Board’s oversight, and management’s execution of business strategy, are viewed with a long-term mindset and a focus on assessing both opportunities for, and potential risks to, the Company. While the Board and its committees oversee strategic planning, management is charged with developing and executing the business strategy. Management is transparent with the Board. To monitor the performance of the Company’s strategic goals, the Board maintains an open dialogue with, has regular access to, and receives ongoing updates from, management. For example, our Chair of the Board engages in regular cadence of communication and engagement with management, including ongoing dialogue with the CEO and other members of the MPC, and each of the committee chairs regularly engages with their respective management liaisons. Human Capital Management and Succession Planning Oversight The Board believes that the strength of the Company’s workforce is one of the significant contributors to our success as a company. One of the primary responsibilities of the Board is to provide that the Company has a high-performing CEO and MPC. To meet that goal, the Board, the Compensation Committee, the Nominating and Governance Committee, and management share responsibility for management development and succession planning, guided by a very intentional process: Responsible Party Oversight Area Board The Board oversees human capital management and succession planning to maximize the pool of emerging talent who can assume top management positions without undue interruption. In assessing possible CEO and other MPC candidates, our independent directors identify the skills, experiences, and attributes they believe are required to be an effective leader in light of the Company’s business strategies, opportunities, and challenges. This process is designed to prepare the Company for both expected successions, such as those arising from anticipated retirements, as well as those occurring when executives leave unexpectedly, including due to death, disability, or other unforeseen events. Each director has complete and open access to any member of management. Members of management, including those several levels below the MPC, are invited regularly to make presentations at Board and committee meetings and meet with directors in informal settings to allow the directors to form a more complete understanding of the executives’ skills and character. We maintain an emergency succession plan for the CEO. Succession reviews for key executive roles consist of an assessment of internal candidates and external talent, as well as professional and leadership development plans for internal candidates. Compensation Committee The primary responsibility for organizational talent and development and management succession planning sits with the Compensation Committee, as described in its charter. This includes regular reviews of executive performance, potential, and succession planning with a deeper focus than the full Board review, emphasizing career development of promising management talent. The Board made human capital management a priority through its Compensation Committee, which oversees the Company’s strategies and initiatives on employee well-being, compensation and benefits, and engagement. Nominating and Governance Committee The primary responsibility for reviewing and making recommendations regarding the governance and process around CEO succession planning sits with the Nominating and Governance Committee, as described in its charter. Management The Chief Human Resources, Administration, and Safety Officer and other senior human resources leaders collaborate with functional leaders across the Company to develop and implement programs to attract, assess, and develop management-level talent for possible future senior leadership positions. For additional information on the Company’s human capital management strategies and initiatives, see our Annual Report, which is available at investor.mdu.com/financials/annual-reports/. GOVERNANCE 30

Risk Oversight The Board has oversight responsibilities regarding risks that could impact the Company. Oversight for some of these risks is assigned to the committees based on the individual risk. The Board believes establishing the right “tone at the top” and full and open communication between management and the Board are essential for effective risk management and oversight. Our Chair of the Board meets regularly with our CEO to discuss risks facing the Company. The Chair of the Board and Committee Chairs meet with our CEO, CFO, and Chief Legal Officer and Corporate Secretary to discuss risks and presentations to the Board regarding risks. MPC members attend the quarterly Board meetings and are available to address questions or concerns raised by the Board on risk management-related and any other matters. Each quarter, the Board and its applicable committees receive presentations from MPC members on ERM issues and strategic matters involving our operations. The MPC annually presents an assessment to the Board of critical enterprise risks that threaten the Company’s strategy and business model, including risks inherent in the key assumptions underlying the Company’s business strategy for value creation. Periodically, the Board receives presentations from external experts on matters of strategic importance to the Board. At least annually, the Board holds strategic planning sessions with MPC members to discuss strategies, key challenges, and risks and opportunities for the Company. In 2024, a survey was completed by both the Board and MPC to identify critical enterprise risks. The Company believes this program, which was designed to enable effective and efficient identification of, and visibility into, critical enterprise risks over the short, intermediate, and long-term, and to facilitate the incorporation of risk considerations into decision making across the Company, to assess and manage the Company’s legal, regulatory, and other compliance obligations, provides valuable insight to the Board in its risk oversight efforts. In particular, the Company believes its ERM program helps clearly define risk management roles and responsibilities among the Board, its committees, and management, brings together the MPC to discuss risk, promote visibility, and facilitate constructive dialogue around the risks relevant to the Company’s strategy and operations, and helps facilitate appropriate risk response strategies at the Board, committee, and management levels. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in a general manner, and specifically in the areas of financial reporting, internal controls, cybersecurity, legal, regulatory compliance, and related person transactions, and in accordance with NYSE requirements, discusses policies with the Board with respect to risk assessment and risk management and their adequacy and effectiveness. These procedures include regular risk monitoring by management to update current risks and identify potential new and emerging risks, quarterly risk reviews by management with the Audit Committee, and an annual risk report to the Board. The Audit Committee receives reports concerning the Company’s compliance program, including reports received through our anonymous reporting hotline. It also receives reports and regularly meets with the Company’s external and internal auditors. In addition, the Audit Committee receives regular briefings from our CFO, Chief Legal Officer and Corporate Secretary, Chief Accounting and Regulatory Affairs Officer, and Chief Information Officer. The Audit Committee reports back to the Board regarding the Audit Committee’s areas of responsibility concerning risk. The Compensation Committee considers risk in relation to the Company’s compensation and human capital policies and practices. The Compensation Committee’s independent compensation consultant provides an annual report to the committee on risk relative to the Company’s compensation programs. The Nominating and Governance Committee considers risks associated with Board organization, Board membership and structure, Board and executive succession planning, and corporate governance. Management is responsible for identifying material risks, implementing appropriate risk management and mitigation strategies, and providing information regarding material risks and risk management and mitigation to the Board. The Company’s risk oversight framework also aligns with its disclosure controls and procedures. For example, the Company’s quarterly and annual financial statements and related disclosures are reviewed by the disclosure committee, which includes certain senior management, who participate in the risk assessment process. The MPC meets bi-weekly, or more frequently as warranted, to receive reports from each business unit on safety, operations, business development, and to discuss the Company’s challenges and opportunities. Reports are also provided by the Company’s financial, human resources, legal, and enterprise IT departments. Special presentations are made by other employees on matters that affect the Company’s operations. The Company has also developed a robust compliance program to promote a culture of compliance, consistent with the right “tone at the top,” to mitigate risk. The program includes training and adherence to our Leading With Integrity Guide. We further mitigate risk through our internal auditing and legal departments. The Company believes that this risk oversight process is appropriate in light of the Company’s business, size, and active senior management participation, including by the CEO, in managing risk and holding regular discussions on risk with the Board and each of its three standing committees. GOVERNANCE 31 2025 Proxy Statement

Cybersecurity We are subject to technology risks, including failures, security breaches, and cybersecurity risks that could harm our business. Our cybersecurity program includes the following elements: Element Strategy Benchmarking and External Engagement We benchmark our security practices against other organizations, and are active in the information security community. Third-Party Assessments We engage a range of outside experts to regularly assess our organizational security programs, processes, and capabilities. Internal Assessments We regularly test and improve our information systems through security risk and compliance reviews, tabletop exercises, user access campaigns, and other strategies. The CyROC provides management and the Audit Committee with periodic analyses, appraisals, recommendations, and pertinent information concerning cyber defense of the Company’s electronic information, IT, operational technology systems, and utilization of artificial intelligence, with regular updates from the Chief Information Officer. Training and Compliance The Company has implemented a cybersecurity training and compliance program to facilitate initial and continuing education for employees who have contact or potential contact with the Company’s data. Policies, Procedures, and Practices The Chief Information Officer, along with the Director of Cybersecurity and a designated team of cybersecurity professionals, are responsible for assessing and managing risks and developing and implementing policies, procedures, and practices based on the range of threats. There are processes around access management, data security, encryption, asset management, secure system development, security operations, and network and device security to provide safeguards, along with continual monitoring of various threat intelligence feeds. The Company has an incident response plan to identify, protect, detect, respond to, and recover from cybersecurity threats and incidents that is tested annually. The incident response plan is updated based on results of the test or as new cyber-related developments occur. The Board, MPC, and SEC financial reporting department are notified of any material cybersecurity incident through a defined escalation process, which is risk-based and specifies who is to be contacted and when at each risk level. The Audit Committee also receives periodic briefings concerning cybersecurity, information security, technology risks, and risk mitigation programs. Leading With Integrity Guide The Company has adopted a code of business conduct, referred to as the Leading With Integrity Guide, applicable to all directors, executive officers, and other employees. The Company periodically reviews the Leading With Integrity Guide and revises it, as appropriate. The Leading With Integrity Guide is available at investor.mdu.com/governance/governance-documents. Any waivers of the Leading With Integrity Guide for directors and executive officers must be approved by the Board or one of its committees, and will be posted at investor.mdu.com/governance/governance-documents. There are currently no waivers of the Leading With Integrity Guide for any director or executive officer. Vendor Code of Conduct The Vendor Code of Conduct sets forth the Company’s expectations of vendors, suppliers, contractors, and subcontractors, including ethical behavior, prevention and detection of crimes, and compliance with applicable laws and regulations. The Vendor Code of Conduct is available at investor.mdu.com/governance/governance-documents. GOVERNANCE 32

Responsible Business Oversight We are very intentional about our mission. Management and the Board understand that how we achieve our purpose is just as important as the results. Stakeholders understandably want to know that the companies serving them, or that they are investing in, working for, or doing business with, are acting responsibly by valuing their employees, giving back to the communities they serve, and actively addressing the environmental impact of their operations. For these reasons, among others, we manage our business responsibly. The Company’s responsible business strategy is embedded in its overall strategy. Therefore, in exercising its oversight authority, the Board recognizes that the long-term interests of our stockholders are best advanced when considering other stakeholders and interested parties, including customers, employees, business partners, and the communities we serve. Given the Company’s strategic direction and significant investments and the Board’s focus on its oversight of the Company’s responsible business strategy, the Board disbanded the E&S Committee in November 2024, which previously had oversight over the Company’s responsible business- related risks and strategy, and embedded the relevant responsibilities in each of the remaining standing committees, with safety sitting with the full Board, given its significance is paramount to the business. The Board receives updates from each of the committee chairs throughout the year. The Company is committed to strong corporate governance aligned with stockholder interests. See Our Board of Directors beginning on page 22 for further information on the Company’s governance practices and policies. Inspired by engagement with our stakeholders, the Company publishes an annual Sustainability Report. The Sustainability Report provides details on our responsible business strategy, consistent with SASB, TCFD, EEI, and AGA reporting standards. We recognize, however, that this is a journey. We view public reporting as an ongoing process and expect our disclosures to continue to evolve over time. This process will be more evolutionary than revolutionary, but our goal is to make progress each year. For additional information regarding our responsible business strategy and Board oversight, see our Sustainability Report, which is available at mdu.com/ sustainability/. The Company has adopted the following policies related to its responsible business strategy: Policy Purpose Environmental Policy Sets out certain natural resources priorities to minimize the environmental impact of the Company’s activities. Human Rights Policy Sets out certain priorities, including conducting the Company’s operations in a way that promotes the health and safety of employees and neighbors, safeguards the environment, creates a sustainable positive impact on the communities we serve, and respects human rights and the dignity of all people. Employee Safety Policy Sets out certain occupational health and safety priorities, including the integration, responsibility, and accountability of health and safety into all workplace activities. Conflict Minerals Policy Sets out certain priorities concerning the unintentional support of armed conflict through the purchase of certain minerals from the Democratic Republic of Congo and countries that share its border. Accident Incident Response Investigation Reporting Policy Sets out certain priorities, including operating in a safe and responsible manner, conducting investigations, and reporting accidents. Vendor Code of Conduct Sets out certain expectations of vendors, including ethical business practices, workplace safety, environmental stewardship, and compliance with applicable laws and regulations. These policies are available at investor.mdu.com/governance/governance-documents. GOVERNANCE 33 2025 Proxy Statement

Stockholder Engagement Why We Engage The Board’s relationship with stockholders is an important part of the Company’s success. The Board believes it is important to foster long-term relationships with stockholders and understand their perspectives. The Board has a long tradition of engaging with stockholders. The Board values an open dialogue with stockholders, and believes that regular communication is a critical part of the Company’s long-term success. Through these activities, the Board discusses the Company’s corporate governance, executive compensation programs, responsible business practices, and other topics of interest to stockholders. We also closely monitor policies and focus areas for stockholders. These engagement efforts allow the Board to better understand stockholders’ priorities and perspectives and provide the Board with useful input concerning the Company’s compensation, corporate governance, and responsible business practices. The Board is committed to: • Accountability. Drive and support leading corporate governance and board practices. • Transparency. Maintain high levels of transparency on a range of financial, governance, and responsible business issues to build trust. • Engagement. Proactively engage with stockholders and proxy advisory firms on a range of topics to sustain two-way dialogue and identify emerging trends and issues to inform the Board’s thinking and approach. This governance-focused stockholder engagement program complements the ongoing dialogue throughout the year among stockholders and our CEO, CFO, and IR team on our financial and strategic performance. Who We Engage During the 2024 governance-focused stockholder engagement cycle, our CEO (who also serves as a director), CFO, Chief Legal Officer and Corporate Secretary, and Chief Accounting and Regulatory Affairs Officer met individually with stockholders representing over 30% of our total shares outstanding, as well as proxy advisory firms (and, more broadly, we had some touchpoint with stockholders representing over 40% of our total shares outstanding). Governance-Focused Engagement Topics • Board Oversight of Long-Term Strategy • Board Assessment Process • Board Refreshment • Executive Compensation • Environmental Stewardship • Management Succession We had discussions regarding executive compensation and our 2024 Say-on-Pay vote as part of our 2024 stockholder engagement cycle, and took into account the views of stockholders regarding the design and effectiveness of our executive compensation program. The Compensation Committee will continue to assess the executive compensation program against changing business conditions and stockholder feedback. GOVERNANCE 34

How We Have Been Responsive To Engagement The Chief Legal Officer and Corporate Secretary shares the feedback gained from our stockholder engagement meetings with the Nominating and Governance Committee and the Board, as well as compensation-specific feedback with the Compensation Committee. In recent years, we have taken a number of actions based on stockholder feedback to strengthen our governance practices, responsible business strategy, and disclosure. For example, the Company began presenting its Sustainability Report consistent with TCFD reporting standards, including a climate scenario analysis in connection with its electric generation resources. This example evidences our continued dedication to remain responsive concerning stockholder concerns. Please continue to share your thoughts or concerns at any time. The Board has established a process to facilitate stockholder communications with the Board, as described below. Communications With Our Board Stockholders and other interested parties who wish to communicate directly with the independent directors of the Board should send a letter to the Board. The Procedures for Communications with the Board are available at investor.mdu.com/governance/ governance-documents. The Chief Legal Officer and Corporate Secretary will review all correspondence and will forward to the Board or an individual director a summary of the correspondence received and copies of correspondence that the Chief Legal Officer and Corporate Secretary determines is required to be directed to the attention of the Board or such individual director. The Chief Legal Officer and Corporate Secretary may sort or summarize the communications as appropriate and, depending on the nature of the communication, the correspondence will either be forwarded or periodically presented to the Board. Communications that are personal grievances, commercial solicitations, customer complaints, or that contain inappropriate or offensive content will not be communicated to the Board or any director or committee. The Board or any individual director may at any time request copies and review all correspondence received by the Chief Legal Officer and Corporate Secretary that is intended for the Board or such individual director. Committees Audit Douglas W. Jaeger Chair Audit Committee Financial Expert Other Members: Anderson Dosch Johnson (Ex Officio) Wang* 2024 Meetings: 11 Key Oversight Responsibilities • appoints the independent auditors • approves the independent auditors’ compensation • assists the Board in fulfilling its oversight responsibilities in the following areas: ◦ accounting policies and practices ◦ financial statements ◦ legal and regulatory compliance ◦ risk management ◦ independent auditors’ qualifications, independence, and performance ◦ internal auditors’ qualifications, performance, and compensation ◦ Leading With Integrity Guide compliance • establishes procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting and audit controls, and auditing matters • reviews and discusses risk assessments from management, disclosures, and third-party assurance related to responsible business-related risks This committee consists of four independent directors, and an Ex Officio Member, as independence is defined under the NYSE rules applicable to audit committee members. All of the members meet the financial literacy requirements under the NYSE rules. The Board has determined that Mr. Jaeger qualifies as an “Audit Committee Financial Expert,” as defined by the rules under the Exchange Act, through his relevant experience as a sitting CEO, and his prior executive experience, where he supervised the finance and accounting professionals responsible for, and personally analyzed and evaluated, financial statements, as well as internal controls over financial reporting. The Audit Committee Report appears on page 78. * Ms. Wang will be departing the Board when her term expires at the conclusion of the Annual Meeting. GOVERNANCE 35 2025 Proxy Statement

Compensation Darrel T. Anderson Chair Other Members: Durkin Johnson 2024 Meetings: 10 Key Oversight Responsibilities • determines compensation for CEO and other executive officers • approves all equity compensation • assesses risk in relation to the Company’s compensation policies and practices • administers the Company’s compensation plans • reviews and makes recommendations to the Board concerning human capital matters, including executive development and succession • reviews non-employee directors’ compensation and makes recommendations to the Board concerning the form and amount of non-employee directors’ compensation • reviews relevant responsible business factors in its oversight of compensation and human capital matters This committee consists of three independent directors, as independence is defined under the NYSE rules applicable to compensation committee members. See Procedures for Determining Compensation beginning on page 56 for a discussion of the Compensation Committee’s procedures for determining compensation, and the Compensation Committee Report on page 58. Nominating and Governance Dennis W. Johnson Chair Other Members: Anderson Durkin 2024 Meetings: 5 Key Oversight Responsibilities • oversees corporate governance matters affecting the Company, including developing and recommending criteria and policies relating to director service and tenure • establishes criteria for Board candidates and selects new director nominees to recommend to the Board • reviews the Company’s Proxy Statement • considers the re-nomination of existing directors after it conducts an annual review of each director’s qualifications, experience, and independence • reviews membership on the Board committees and, after consultation with the CEO and Chair of the Board, makes recommendations to the Board annually regarding committee, and committee chair, assignments • reviews trends and governance with regard to non-employee directors’ compensation • oversees the Company’s responsible business strategy and reviews and considers related public reporting, including the Sustainability Report This committee consists of three independent directors, as independence is defined under the NYSE rules. Stockholders who wish to recommend candidates for Board membership may contact the Nominating and Governance Committee in the manner described under Communications with Our Board on page 35. Stockholder nominations must be made according to the procedures required under, and within the timeframe described in, the Bylaws and under Deadlines and Procedures for Nominations and Stockholder Proposals for the 2026 Annual Meeting on page 82. Stockholder- recommended candidates will be evaluated by the Nominating and Governance Committee in the same manner as the Company’s nominees. Given the Company’s strategic direction and significant investments and the Board’s focus on its oversight of the Company’s responsible business strategy, the Board disbanded the E&S Committee in November 2024, which previously had oversight over the Company’s responsible business-related risks and strategy, and embedded the relevant responsibilities in each of the remaining standing committees, with safety sitting with the full Board, given its significance is paramount to the business. The E&S Committee held four meetings during 2024. Given these changes, the responsibilities of the E&S Committee were assigned to each of the Audit Committee, Compensation Committee, and Nominating and Governance Committee, with the balance sitting with the full Board. These changes reflect the Board’s agility and alignment with the Company’s strategy. GOVERNANCE 36

DIRECTOR COMPENSATION This discussion relates to the compensation we pay to non-employee directors. We do not pay additional compensation to any director for service on the Board or any committee who is simultaneously a Company employee. Key Principles of Director Compensation Program The Company compensates its non-employee directors for their service according to the following principles: Category Description Pay Position The pay position of our non-employee directors’ compensation program is consistent with the Company’s peer group reference points. Peer Groups When establishing reference points for market comparisons of our non-employee directors’ compensation program, we consider the peer group used for our executive compensation purposes. See Benchmarking Approach beginning on page 55 for more information on our peer group. Pay Evaluation Perspective When assessing the competitive position of our non-employee directors’ compensation program, the primary focus is the total targeted compensation opportunity. Pay Mix Our non-employee directors’ compensation program consists of a mix of cash and equity, with an emphasis on equity. Differentiation Non-employee directors receive additional compensation for leadership positions on the Board, including the Chair of the Board and committee chair roles. Stock Ownership Our Stock Ownership Policy further aligns our directors with our stockholders’ interests, with compliance measured annually, as described further in Stock Ownership Policy on page 28. Deferral and Diversion Opportunities Non-employee directors may elect to defer or divert all or a portion of their annual retainer fee and/or committee chair retainers in the form of phantom stock with dividend accruals or Common Stock, respectively. Regular Review The Nominating and Governance Committee, and Compensation Committee, conduct annual reviews of governance practices and trends in directors’ compensation, and the amount and form of non-employee directors’ compensation, respectively. Components of Director Compensation Program The Company’s non-employee directors were paid the following fees in 2024: Fee Amount ($) Form of Payment Annual Retainer 110,000 Cash(1) Committee Chair Retainer Audit 20,000 Compensation 15,000 E&S(2) 15,000 Nominating and Governance 15,000 Chair of the Board Retainer(3) 125,000 Annual Stock Award(4) 150,000 Stock Additional Stock Award for Chair of the Board(4) 25,000 (1) Directors may (a) defer all or a portion of the fee in the form of phantom stock with dividend accruals to be paid in cash over a five-year period after the director leaves the Board, or (b) divert all or a portion of the fee in the form of Common Stock. (2) The Board disbanded the E&S Committee in November 2024. (3) In anticipation of the Company’s spinoff of Everus in October 2024, the Chair of the Board retainer was decreased to $100,000, effective November 2024, and prorated for 2024. The Chair of the Board receives no additional compensation for service as a committee chair, if applicable. The Vice Chair of the Board, if applicable, receives no additional compensation for service as Vice Chair of the Board. (4) The annual stock award for non-employee directors is for the director’s service provided during the calendar year. The award is granted as fully-vested stock in November each year following the regularly-scheduled Board meeting. Directors serving less than a full year receive a prorated stock award based on the number of months served in the applicable calendar year. 37 2025 Proxy Statement

DIRECTOR COMPENSATION

There are no meeting fees paid to the directors. Directors are reimbursed for all reasonable travel expenses, including spousal expenses, in connection with attendance at in-person Board and committee meetings.

For all compensation periods through and including 2024, none of our current directors have previously elected to defer all or a portion of any prior annual retainer, committee chair retainer, or Chair of the Board retainer into phantom stock.

Governance

Director compensation is reviewed annually by the Compensation Committee. The Compensation Committee's independent compensation consultant provided an analysis of the Company's director compensation for 2024 based on research on market trends in director compensation, as well as a review of director compensation practices of companies in the revised compensation benchmarking peer group applicable to the Company after the spinoff of Everus. The Compensation Committee and Board reviewed the Compensation Committee's independent compensation consultant's report and made no changes to the annual compensation of non-employee directors, but did reduce the additional cash retainer for the Chair of the Board from $125,000 to $100,000 in November 2024 following the spinoff of Everus.

2024 Director Compensation

The amounts paid to each non-employee director for 2024, including amounts deferred under the DDCP, and the stock awards granted to each non-employee director are reported below:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	All Other Compensation ($)(2)	Total ($)
Anderson	118,750	150,000	103	268,853
Della Rocca(3)	27,500	—	17	27,517
Dosch(5)	18,333	25,000	9	43,342
Durkin(5)	45,833	62,500	34	108,367
Gemmel(4)	91,667	125,000	3,686	220,353
Jaeger(5)	76,667	100,000	60	176,727
Johnson	230,833	175,000	5,103	410,936
Rosenthal(3)	104,167	—	86	104,253
Ryan(3)	104,167	—	86	104,253
Sparby(3)	108,333	—	3,586	111,919
Wang(6)	110,000	150,000	2,603	262,603

(1) All stock awards are measured in accordance with FASB ASC 718. The grant date fair value is based on the closing stock price on the grant date of November 15, 2024, which was $18.34 per share.

(2) Includes group life insurance premiums (i.e., $100,000 policy on each non-employee director for the benefit of the non-employee director's beneficiaries during the time the director serves on the Board), and matching charitable donations for directors who contributed to the Company's Good Government Fund made on behalf of the director.

(3) Ms. Rosenthal and Messrs. Della Rocca, Ryan, and Sparby served as directors during 2024 through the spinoff of Everus in October 2024. The amounts reflected above are prorated for their service during 2024. Pursuant to the terms of the Employee Matters Agreement entered into in connection with the Company's spinoff of Everus, their 2024 equity awards were granted by Everus following completion of the Company's spinoff of Everus.

(4) Mr. Gemmel resigned from the Board upon the Company's spinoff of Everus pursuant to the terms of the A&R Cooperation Agreement. The amounts reflected are prorated for his service during 2024.

(5) Messrs. Dosch and Jaeger, and Ms. Durkin, were elected to the Board in November, May, and August 2024, respectively. The amounts reflected are prorated for their service during 2024.

(6) Ms. Wang will be departing the Board when her term expires at the conclusion of the Annual Meeting.

Mr. Goodin, the Company's former CEO, who retired from the Company in January 2024, continued to serve as a director until May 2024. Mr. Goodin's director compensation for this period is reported in **Summary Compensation Table** beginning on page 60.

MDU RESOURCES GROUP, INC.

38

Our Executive Officers Our executive officers, including their ages as of April 3, 2025, and their business experience during the past five years is as follows: Name Age Position(s) Nicole A. Kivisto 51 Ms. Kivisto has served as President and Chief Executive Officer and a director since January 2024. Prior to that, she was President and Chief Executive Officer of Montana-Dakota Utilities Co., Cascade Natural Gas Corporation, and Intermountain Gas Company from January 2015 through January 2024. Dyke A. Boese 52 Mr. Boese has served as Chief Information Officer since January 2025. Prior to that, he was Director of Enterprise Infrastructure and Operations from December 2020 through January 2025, and Director of Enterprise Communications and Infrastructure from April 2016 through December 2020. Anthony D. Foti 42 Mr. Foti has served as Chief Legal Officer and Corporate Secretary since October 2024. Prior to that, he served in several roles of increasing responsibility at Foot Locker, Inc. (NYSE: FL) (global athletic footwear and apparel retailer) since October 2014, including Senior Vice President, Deputy General Counsel and Corporate Secretary since July 2023; Vice President, Deputy General Counsel and Assistant Secretary from April 2022 through June 2023; Associate General Counsel and Assistant Secretary from March 2021 through March 2022; and Associate General Counsel from October 2014 through February 2021. Rob L. Johnson 63 Mr. Johnson has served as President, WBI Energy, Inc. since June 2023. Prior to that, he was Executive Vice President-Commercial of WBI Energy, Inc. from January 2021 through June 2023, and Vice President-Commercial of WBI Energy, Inc. from May 2014 through January 2021. Anne M. Jones 61 Ms. Jones has served as Chief Human Resources, Administration, and Safety Officer since January 2025. Prior to that, she was Vice President and Chief Human Resources Officer from November 2021 through January 2025; and Vice President-Human Resources from January 2016 through October 2021. Garret Senger 64 Mr. Senger has served as Chief Utilities Officer since January 2024. Prior to that, he was Executive Vice President-Regulatory Affairs, Customer Service, and Administration from June 2018 through December 2023. Stephanie A. Sievert 53 Ms. Sievert has served as Chief Accounting and Regulatory Affairs Officer since January 2025. Prior to that, she was Vice President, Chief Accounting Officer, and Controller from September 2017 through January 2025. Jason L. Vollmer 48 Mr. Vollmer has served as Chief Financial Officer since September 2017. Prior to that, in addition to serving as Chief Financial Officer, he also served as Vice President from September 2017 through January 2025, and Treasurer from September 2017 through October 2020 and June 2023 through January 2025. 39 2025 Proxy Statement

40

PROPOSAL Advisory Vote to Approve NEO Compensation 2 R The Board recommends a vote FOR this proposal. In accordance with the requirements of Section 14A of the Exchange Act and the related SEC rules, our stockholders have the opportunity to cast a Say-on-Pay vote. We currently hold our Say-on-Pay vote every year, consistent with the preference previously expressed by a majority of our stockholders at the 2023 Annual Meeting. As described in detail in the CD&A beginning on page 42, our compensation program is designed to attract, motivate, and retain talented executives responsible for leading our strategic priorities and, in turn, deliver value to our stockholders. Our executive compensation program ties compensation closely to the Company’s performance. A significant portion of the NEOs’ compensation is tied to the Company’s performance, and we believe this compensation structure closely aligns our executives’ and stockholders’ interests. The higher an executive’s position, the greater percentage of their compensation is tied to the Company’s performance. At our 2024 Annual Meeting, over 96% of shares voted on the Say-on-Pay proposal supported our executive compensation program. The Compensation Committee considered the results of the 2024 Say-on-Pay vote in reviewing the program for 2025. As part of our 2024 stockholder engagement cycle, we had individual discussions regarding executive compensation with stockholders representing over 30% of our total shares outstanding, and proxy advisory firms, and more broadly, we had some touchpoint with stockholders representing over 40% of our total shares outstanding. See Stockholder Engagement beginning on page 34 for more details on our stockholder engagement program. We took into account the views of stockholders regarding the design and effectiveness of our executive compensation program for 2025. In light of the support and feedback received during our 2024 stockholder engagement cycle, the Compensation Committee decided to retain the overall program design with certain enhancements to further align the program with the Company’s long-term strategy. See 2025 Compensation Program Design Changes Following Spinoffs on page 44 for more details. The Compensation Committee will continue to assess the executive compensation program against changing business conditions and stockholder feedback. We believe stockholders should read the CD&A beginning on page 42, and the compensation tables beginning on page 60, in determining whether to vote in favor of this proposal. Stockholders are being asked to approve the following resolution at the Annual Meeting: “RESOLVED, that the Company’s stockholders approve, on an advisory basis, the compensation of our NEOs, as disclosed in the Company’s Proxy Statement for the Annual Meeting pursuant to the SEC’s compensation disclosure rules, including the CD&A, the Summary Compensation Table, and the other related tables and disclosures.” As an advisory vote, this proposal is not binding on the Company, the Compensation Committee, or the Board. However, the Compensation Committee and the Board value the opinions expressed by stockholders in their votes on this proposal and will consider the outcome of the vote when making future compensation decisions regarding our NEOs. 41 2025 Proxy Statement

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This CD&A provides information on our executive compensation program, including our compensation philosophy, which focuses on rewarding employees for their roles in executing our performance against our strategy and operating plan. While the principles underlying this philosophy extend throughout our organization, this CD&A primarily covers the compensation of our NEOs. The targets and goals disclosed in the CD&A are for the limited context of our compensation programs, and should not be understood to be statements of management's expectations or estimates of results or other guidance. We specifically caution investors not to apply these statements in other contexts. For 2024, our NEOs are the current executive officers, and former executive officers, named below:







Nicole A. Kivisto(1)
President and Chief Executive Officer

Jason L. Vollmer
Chief Financial Officer

Garret Senger
Chief Utilities Officer

Anne M. Jones
Chief Human Resources, Administration, and Safety Officer

Rob L. Johnson
President, WBI Energy, Inc.

David L. Goodin(1)
Former President and Chief Executive Officer

Jeffrey S. Thiede(2)
Former President and Chief Executive Officer, Everus business unit

(1) Mr. Goodin retired as President and Chief Executive Officer effective January 2024, and Ms. Kivisto was appointed President and Chief Executive Officer effective January 2024.

(2) Mr. Thiede ceased to serve as President and Chief Executive Officer of the Everus business unit effective upon the completion of the Company's spinoff of Everus in October 2024.

The Completion of a Journey ... and We're Just Getting Started

In 2024, we completed our journey to transform the Company into a pure-play regulated energy delivery business. The journey started in August 2022 with the announcement to spinoff the Company's construction materials and contracting business, Knife River, which was completed in May 2023. We continued on the journey in November 2023 with the announcement to spinoff the Company's construction services business, Everus, which was completed in October 2024. In each of these spinoffs, the Company's stockholders received one share each of Knife River and Everus common stock for every four shares of the Company's Common Stock owned as of the applicable record date. After these two spinoffs were completed, the combined market capitalization of the companies grew from $5.9 billion in May 2023 to $12.9 billion in December 2024—creating $7 billion of incremental value for holders of the Company's Common Stock in May 2023 who continued to hold shares of all three companies through December 2024.


May 31, 2023
$5.9 billion
MDU
December 31, 2024
$12.9 billion
$3.4 billion
$3.7 billion
$5.8 billion
MDU
KNF
ECG

Table of Contents

42 The Completion of a Journey ... and We're Just Getting Started
43 2024 Performance-Based Compensation Outcomes
43 EICP Awards
43 LTI Awards
44 2025 Compensation Program Design Changes Following Spinoffs
44 Leadership Appointments
44 CEO Appointment
44 Other NEO Appointment
45 Say-on-Pay Stockholder Vote
45 Compensation Program Design and Structure
45 Pay-for-Performance Compensation Philosophy
46 Compensation Mix
55 Procedures for Determining Compensation
55 Setting Compensation, Establishing Goals, and Evaluating Performance
55 Benchmarking Approach
56 Use of Independent Compensation Consultant
56 Management Involvement in Developing the Compensation Program
57 Additional Information
57 Key Compensation Governance Policies
57 Clawback Policy
57 Stock Ownership Policy
58 Policy Prohibiting Hedging or Pledging of the Company's Stock
58 Insider Trading Policy
58 Equity Award Timing Procedures
58 Impact of Tax and Accounting Treatment

MDU RESOURCES GROUP, INC.
42

2024 Performance-Based Compensation Outcomes The 2024 performance-based compensation paid to our NEOs reflects our strong performance against financial, strategic, and operational goals. Notable performance-based compensation outcomes for 2024 include the following, each of which is disclosed in greater detail within this CD&A: EICP Awards • The Compensation Committee has a history of setting challenging performance goals. EICP payouts are earned only when we achieve or exceed our goals, and awards are subject to negative discretion when appropriate to align management’s payouts with stockholders’ expectations. Consistent with our pay-for-performance culture, the Compensation Committee established rigorous financial, strategic, and operational performance goals for 2024. • For its financial goals, the Company achieved above target Adjusted Business Segment Earnings performance, near target Adjusted Electric and Natural Gas Distribution Segment Earnings performance, and maximum Adjusted Pipeline Segment Earnings performance; for its strategic goal, the Company achieved maximum Everus Spinoff performance; and for its operational goal, the Company completed each of the Responsible Business initiatives. As a result, Mses. Kivisto and Jones and Mr. Vollmer earned 161.6% payouts, Mr. Senger earned a 103.1% payout, and Mr. Johnson earned a 205% payout for 2024 performance, in each case as a percentage of their target incentive. For a description of how the EICP performance metrics were calculated and the adjustments from 2024 reported financial results, as applicable, see EICP beginning on page 47. LTI Awards The Compensation Committee is committed to performance-based compensation. • The Compensation Committee made a temporary modification to its traditional LTI practices to take into account the impact of two extraordinary corporate spinoff transactions, which does not represent any change in its executive compensation philosophy, and it has since returned to granting a mix of PSA and RSU awards. In 2024, in light of the then-pending Everus spinoff, the Compensation Committee made a temporary modification to its traditional LTI practices, and granted executives, including the NEOs, RSU awards instead of the traditional mix of PSA and RSU awards (as the Compensation Committee also deemed appropriate in 2023 with the then-pending Knife River spinoff). The Compensation Committee believed this was an appropriate and balanced approach to address the Company’s executive compensation requirements during this transformational period. The Compensation Committee remains committed to fostering a pay-for-performance culture, and given the completion of the spinoffs, has returned to granting a mix of PSA and RSU awards in 2025, consistent with its executive compensation philosophy. See 2025 Compensation Program Design Changes Following Spinoffs on page 44 and Compensation Program Design and Structure beginning on page 45 for more information. • The Compensation Committee wanted to incentivize the retention of the NEOs during a period of significant transformation, and align their interests with stockholders. By granting each 2024 LTI award in the form of RSUs, which will vest in December 2026 as long as the NEO remains continuously employed with the Company, the Compensation Committee sought to align the LTI with the Company’s long-term strategy to incentivize the retention of the management team responsible for overseeing the spinoff of Everus and executing the post-spinoff strategy and transition services through the three-year vesting period ending December 2026, aligned with stockholders’ interests. • The RSU awards remain outstanding and subject to three-year cliff vesting. No vesting was accelerated nor any payment made for any outstanding RSU awards in connection with the Company’s spinoff of Everus. These awards remain subject to normal continued service-based vesting through the end of the three-year vesting period. See LTI beginning on page 51 for further information. EXECUTIVE COMPENSATION 43 2025 Proxy Statement

EXECUTIVE COMPENSATION

2025 Compensation Program Design Changes Following Spinoffs

The Compensation Committee remains committed to fostering a pay-for-performance culture.

Following the recent transformational period for the Company, including the impact of two extraordinary corporate spinoff transactions, the Compensation Committee has returned to its prior practice before the recent spinoffs of granting a mix of PSA and RSU awards in 2025. This does not represent any change in executive compensation philosophy. In addition, the comprehensive compensation approval and goal setting conducted by the Compensation Committee reflects the strategic focus of the organization. All NEOs will be subject to the same enterprise-wide financial and operational performance goals under the EICP, and financial and TSR goals under the PSAs to encourage and reward performance aligned with the Company's long-term strategy, aligned with stockholders' interests. The Compensation Committee will continue to assess the executive compensation program against changing business conditions and stockholder feedback.

Compensation Program		2024	2025
EICP	Performance Goals	Adjusted Business Segment Earnings (weighted 80%) and Everus Spinoff (weighted 20%) for corporate executives; Adjusted Electric and Natural Gas Distribution Segment Earnings (weighted 100%), and Adjusted Pipeline Segment Earnings (weighted 100%) for business unit executives; modified by a Responsible Business modifier (5%) for all participants	70% Adjusted Earnings from Continuing Operations, and 30% operational goals tied to the Company's commitment to: C - Customers and Communities O - Operational Excellence R - Returns Focused E - Employee Driven
LTI Awards	PSA/RSU Mix	RSU awards (100%)	PSA awards (70%) and RSU awards (30%)
PSA Awards	Performance Goals	N/A	50% Three-Year Cumulative EPS, and 50% TSR to represent the Company's TSR percent rank over a three-year performance period relative to the Company's 2025 custom peer group
	Performance Period	N/A	3 years
RSU Awards	Vesting	Three-Year Cliff	Three-Year Cliff

Leadership Appointments

CEO Appointment

As part of a planned succession process, in January 2024, Ms. Kivisto succeeded Mr. Goodin, who retired, as President and Chief Executive Officer. In connection with Ms. Kivisto's promotion, the Compensation Committee and the full Board approved a compensation package that reflects the competition for talented CEOs, particularly in regulated energy delivery companies. Her annual base salary was set at $900,000. Ms. Kivisto was eligible to receive a target EICP award and LTI award of 100% and 289% of base salary, respectively. In designing Ms. Kivisto's compensation package, the Compensation Committee and the full Board sought to deliver market competitive compensation commensurate with Ms. Kivisto's capabilities and experience and provide a powerful incentive to develop and execute on the Company's transformation goals.

Other NEO Appointment

Further to the Company's planned succession process, in January 2024, Mr. Senger succeeded Ms. Kivisto in many of her prior responsibilities as Chief Utilities Officer. In connection with Mr. Senger's promotion, the Compensation Committee and the full Board approved a compensation package that reflects the competition for talented senior executives, particularly in regulated energy delivery companies. His annual base salary was set at $480,000. Mr. Senger was eligible to receive a target EICP award and LTI award of 60% and 100% of base salary, respectively. In designing Mr. Senger's compensation package, the Compensation Committee and the full Board sought to deliver market competitive compensation commensurate with Mr. Senger's capabilities and experience and provide a powerful incentive to develop and execute on the Company's transformation goals.

MDU RESOURCES GROUP, INC.
44

Say-on-Pay Stockholder Vote At our 2024 Annual Meeting, over 96% of shares voted on the Say-on-Pay proposal supported our executive compensation program. The Compensation Committee considered the results of the 2024 Say-on-Pay vote, and our stockholders’ strong support of our executive compensation program in reviewing the program for 2025. Additionally, we had discussions with stockholders representing over 30% of our total shares outstanding, and proxy advisory firms, regarding executive compensation as part of our 2024 stockholder engagement cycle (and, more broadly, we had some touchpoint with stockholders representing over 40% of our total shares outstanding), and we took into account stockholders’ views regarding the design and effectiveness of our executive compensation program. See Stockholder Engagement beginning on page 34 for more details on our stockholder engagement program. In light of the support and feedback received during our 2024 stockholder engagement cycle, the Compensation Committee decided to retain the overall program design with certain enhancements to further align the program with the Company’s long-term strategy. See 2025 Compensation Program Design Changes Following Spinoffs on page 44 for a discussion of the 2025 compensation program design changes. The Compensation Committee will continue to assess the executive compensation program against changing business conditions and stockholder feedback. Our Say-on-Pay vote is currently held every year, consistent with the preference expressed by a majority of our stockholders. Compensation Program Design and Structure Pay-for-Performance Compensation Philosophy The centerpiece of our compensation program is our pay-for-performance philosophy that aligns compensation payouts with the achievement of our annual operating plan and long-term strategy, and consequently stockholder value. This is showcased at senior levels of the Company—particularly the CEO—for whom most compensation is tied to the achievement of metrics driving the Company’s operating and stock performance, as described below: Factor Description At Risk Compensation A significant portion of the NEOs’ annual target compensation mix is at risk. Challenging Goals We have a pay-for-performance culture, and the Compensation Committee sets rigorous financial goals. Formulaic The financial goals under our EICP payouts are formulaically determined based on performance. Peer Benchmarked We utilize an objective set of criteria to determine peer companies and evaluate CEO and NEO pay against market data, while considering individual contributions and experience. Linked to Long-Term Strategy Compensation objectives are directly linked to the Company’s strategy to provide that executives are focused on elements that drive our business success and create stockholder value. No Excessive Risk Taking Our compensation programs do not encourage or reward excessive or imprudent risk taking. Responsive to Say-on-Pay Vote The Compensation Committee considered the results of the 2024 Say-on-Pay vote, and our stockholders’ feedback in reviewing our executive compensation program for 2025. See Stockholder Engagement beginning on page 34. In light of the support and feedback received during our 2024 stockholder engagement cycle, the Compensation Committee decided to retain the overall program design with certain enhancements to further align the program with the Company’s long-term strategy. See 2025 Compensation Program Design Changes Following Spinoffs on page 44. EXECUTIVE COMPENSATION 45 2025 Proxy Statement

Compensation Mix The Compensation Committee seeks to align the compensation program with both our business strategy and our stockholders’ interests. Our executive compensation program includes both a mix of annual and long-term, as well as cash and equity, compensation. As shown in the charts below, for 2024, 79.5% of the CEO’s annual target compensation mix, and 65.2%, on average, of the other NEOs’ annual target compensation mix, was at risk. CEO’s Annual 2024 Target Compensation Average of Other NEOs’ 2024 Target Compensation The Compensation Committee allocates a higher percentage of target compensation to LTI awards than EICP awards for NEOs because they are positioned to have a greater influence on the Company’s long-term performance. Furthermore, these LTI awards, combined with the Stock Ownership Policy, promotes increased ownership of our stock by the NEOs. As a result, the Compensation Committee believes the NEOs, as stockholders, are motivated to deliver long-term value to all stockholders. The key components of our executive compensation program seek to drive financial, strategic, and operational results, and align the NEOs’ interests with those of our stockholders. The components of our 2024 executive compensation program included: Annual Base Salary Supports the objective of attracting and retaining talented executives with annual fixed compensation. Provides executives with market-competitive fixed compensation appropriate to their position, experience, and responsibilities. EICP Links annual cash compensation to attainment of short-term performance goals based on the achievement of a mix of financial, strategic, and operational goals. Long-Term LTI Awards Links to the Company’s stock price and provides an incentive to work towards the achievement of long-term stock performance. Links compensation to the attainment of a service requirement, supporting executive retention. Aligns executives and stockholders’ interests with value that fluctuates based on stock price performance. Other Retirement Benefits Provides post-retirement security with Pension Plans, 401(k), SISP, Excess SISP, Deferred EICP, Defined Contribution Plan, DCP, and CIC Severance Plan, as applicable, which align with the objectives of attracting and retaining talented executives. EXECUTIVE COMPENSATION 46

EXECUTIVE COMPENSATION

Base Salary

In evaluating whether a base salary rate increase is appropriate, all employees, including the NEOs, are measured based on individual performance, market and peer data, responsibilities, experience, tenure in position, internal equity, and, for the NEOs, a compensation study prepared by the Compensation Committee's independent compensation consultant. As part of its annual review of compensation, the Compensation Committee approved an annual base salary rate increase, effective January 1, 2024, for both Ms. Kivisto and Mr. Senger to reflect their promotions, including each of their expanded responsibilities, and for each of Ms. Jones and Messrs. Vollmer, Johnson, and Thiede based on each NEO's performance and a position-oriented analysis of market salaries. The annual base salary rate for Mr. Goodin was not increased during 2024 due to his announced retirement.

Name	2023 Base Salary Rate ($)	2024 Base Salary Rate ($)	Base Salary Rate Increase (%)
Kivisto	550,000	900,000	63.6
Vollmer	565,000	587,500	4.0
Senger	336,000	480,000	42.9
Jones	405,000	421,000	4.0
Johnson	375,000	386,250	3.0
Thiede[(1)]	550,000	575,000	4.5

(1) Mr. Thiede ceased to serve as President and Chief Executive Officer of the Everus business unit effective upon the completion of the Company's spinoff of Everus in October 2024.

EICP

We have a history of setting challenging performance goals. EICP payouts are earned only when we achieve or exceed our goals, and awards are subject to negative discretion when appropriate to align management's payouts with stockholders' expectations regarding financial performance.

Consistent with our pay-for-performance culture, the Compensation Committee established rigorous financial, strategic, and operational performance goals for 2024. The performance metrics the Compensation Committee established for each of the NEOs are illustrated below:

<table>
<tr><th rowspan="2">Name</th><th colspan="3">Performance Metrics</th></tr>
<tr><th>Financial</th><th>Strategic</th><th>Operational</th></tr>
<tr><td>Kivisto, Vollmer, and Jones</td><td>Adjusted Business Segment Earnings (weighted 80%)</td><td>Everus Spinoff (weighted 20%)</td><td rowspan="3">Responsible Business (5% modifier)</td></tr>
<tr><td>Senger</td><td>Adjusted Electric and Natural Gas Distribution Segment Earnings (weighted 100%)</td><td rowspan="2">N/A</td></tr>
<tr><td>Johnson</td><td>Adjusted Pipeline Segment Earnings (weighted 100%)</td></tr>
</table>

Mr. Thiede ceased to serve as President and Chief Executive Officer of the Everus business unit effective upon the completion of the Company's spinoff of Everus in October 2024, and as a result his 2024 EICP payout, if any, will be or was paid by Everus, as determined by Everus' compensation committee. Mr. Goodin retired before the Compensation Committee established the goals for the 2024 performance period; he was, therefore, ineligible to receive an EICP award.

The Compensation Committee's intent was to motivate the business segment executives, Messrs. Senger and Johnson, to focus primarily on the success and performance of their businesses during a year of change, while motivating the corporate executives, Mses. Kivisto and Jones and Mr. Vollmer, to assist in the success and performance of all lines of business and successfully complete the transformation of the businesses based on the Company's strategic initiatives. All executives were motivated to drive certain key operational initiatives as well.

While positioning the Company for the future, we also remained focused on near-term execution, and the team delivered strong performance against each goal.

47 2025 Proxy Statement

EXECUTIVE COMPENSATION

Financial Performance

Consistent with our pay-for-performance culture, the Compensation Committee established rigorous financial performance goals for the NEOs in 2024. The performance metrics the Compensation Committee established for each of the NEOs as illustrated below:

Performance Metric (presented in millions)	Threshold $)	Target ($)		Maximum ($)	Actual Payout as a Percentage of Target (%)
Adjusted Business Segment Earnings	251.0	295.3	315.6	339.6	145.8
Adjusted Electric and Natural Gas Distribution Segment Earnings	110.8	123.1	122.6	135.4	98.1
Adjusted Pipeline Segment Earnings	45.4	53.4	68.3	61.4	200.0

The Compensation Committee established the 2024 Adjusted Business Segment Earnings target of $295.3 million based upon the business plan and budget approved by the Board. Mses. Kivisto and Jones and Mr. Vollmer earned EICP payouts of 145.8% of their respective target awards based on strong performance against the goal. Messrs. Senger and Johnson are business unit executives, so their payouts were based on an Adjusted Electric and Natural Gas Distribution Segment Earnings target of $123.1 million, and an Adjusted Pipeline Segment Earnings target of $53.4 million, in each case based upon the business plan and budget approved by the Board. Messrs. Senger and Johnson earned EICP payouts of 98.1% and 200.0% of their respective target awards based on strong performance against each of their respective goals.

The EICP payouts provide for the exclusion of certain items from such performance targets that the Compensation Committee considers to be unusual or non-recurring. These items, if they occur, are excluded when calculating the EICP payouts, however, such unusual or non-recurring items may not be material for purposes of the non-GAAP measures presented in the **Annual Report**, which is available at **investor.mdu.com/financials/annual-reports/**. Please note the following reconciliations:

Reconciliation of Adjusted Business Segment Earnings to Net Income (presented in thousands)	2024 Financial Results ($)	Adjustments ($)	2024 Adjusted Financial Results for EICP Purposes ($)
Adjusted Electric and Natural Gas Distribution Segment Earnings	121,730	886 (1)	122,616
Adjusted Pipeline Segment Earnings	68,042	217 (2)	68,259
Adjusted Construction Services Segment Earnings	122,031	2,699 (3)	124,730
Adjusted Business Segment Earnings(1)(2)(3)	**311,803**	**3,802**	**315,605**
Other	(30,695)		
Net Income	**281,108**		

(1) Reflects differences in corporate overhead allocations due to the Company's spinoff of Everus.

(2) Reflects differences in corporate overhead allocations due to the Company's spinoff of Everus ($207,000), and transaction costs incurred in connection with certain acquisitions ($10,000).

(3) Reflects transaction and stand-up costs due to the Company's spinoff of Everus.

MDU RESOURCES GROUP, INC.

48

Strategic Performance With the goal of maximizing long-term value for stockholders, the Company completed the spinoff of Knife River, its construction materials and contracting business, in 2023, and the Board set the strategic performance goal of additionally spinning-off Everus, the Company’s construction services business, in 2024, in each case into a separate publicly-traded company, to create additional stockholder value. Performance Metric Threshold Target Maximum Actual Payout as a Percentage of Target (%) Spinoff Completed Everus Spinoff 200 Spinoff Underway Filing of Final Form 10 Spinoff Completed The Company achieved its goal to spinoff Everus in October 2024 into a separate publicly-traded company, creating significant value for stockholders. The NEOs achieved maximum performance for this performance metric. Operational Performance With the goals of better serving customers and driving future performance, the Compensation Committee established an operational performance goal of advancing certain responsible business initiatives in 2024. The Responsible Business modifier is a separate performance measure, independent of the achievement of the financial and strategic performance metrics, and is based on the Compensation Committee’s assessment of management’s progress regarding the following initiatives: Performance Metric Initiative Environmental Our Value of Excellence We are committed to reducing our carbon footprint over time. • Evaluate and plan implementation of GHG emissions management software in an effort to reduce our carbon footprint over time. Social Our Value of Stewardship We have a long history of supporting the communities we serve. • Augment MDU Resources Foundation reporting in the Sustainability Report to sharpen focus of giving by sector in support of the Company’s mission. • Establish leading methods to track vendor spend consistent with certain Dunn & Bradstreet certification data. Governance Our Value of Respect We are committed to maintaining a respectful workplace. • Enhance and document compliance trainings and outreach to employees to support the Company’s culture and advance its compliance programs. The Responsible Business modifier applies equally to all NEOs and adds or deducts to their EICP payout based on performance. The Compensation Committee determined that the Company completed each of the Responsible Business initiatives in 2024. The Company leveraged the responsible business results to implement change across the organization and better serve its customers and drive future performance. Based on the Compensation Committee’s assessment of management’s progress toward the completion of the foregoing initiatives, the NEOs achieved target performance, resulting in each NEO receiving an additional 5% of their target incentive as a payout. To learn more about our responsible business practices, see our Sustainability Report, which is presented consistent with SASB, TCFD, EEI, and AGA reporting standards and is available at mdu.com/sustainability/. EXECUTIVE COMPENSATION 49 2025 Proxy Statement

EXECUTIVE COMPENSATION

Additional Information

EICP payments are based upon the Company's results, without individual performance adjustments. All EICP financial goals and calculations are based on the results of the performance for 2024. The Compensation Committee did not exercise discretion in the amounts payable to the NEOs or any other employees under the EICP.

EICP awards are calculated based on a percentage of the executive's base salary rate during the year. For 2024, the maximum payout under this plan was 200% of target (excluding the Responsible Business modifier).

Achievement of the financial performance goals is calculated using linear interpolation to match the results of performance measures achieved between the payout levels:

Adjusted Business Segment Earnings and Adjusted Pipeline Segment Earnings

Percentage of Target Results Achieved (%)	Level	Payout (%)
85	Threshold	25
100	Target	100
115	Maximum	200

Adjusted Electric and Natural Gas Distribution Segment Earnings

Percentage of Target Results Achieved (%)	Level	Payout (%)
90	Threshold	50
100	Target	100
110	Maximum	200

The NEOs' target EICP payouts are shown below:

Name	Target as a Percentage of Base Salary Rate (%)	2024 Target Payout ($)
Kivisto[(1)]	100	900,000
Vollmer	75	440,625
Senger[(1)]	60	288,000
Jones	50	210,500
Johnson	50	193,125

(1) Each of Ms. Kivisto and Mr. Senger's target EICP awards were increased in January 2024 from 75% to 100%, and 45% to 60%, respectively, to reflect their promotions and expanded responsibilities, respectively, and the competition for top talent in the then-current environment.

Based on the corresponding achievement of the 2024 performance goals, the Compensation Committee approved the following payouts, including a Responsible Business modifier award of 5.0%, to each of the NEOs:

Name	Results of Financial Performance Measure (%)	Results of Strategic Performance Measure (%)	Results of Responsible Business Modifier (%)	Actual 2024 Payout as a Percentage of Target (%)	Actual 2024 Payout $)
Kivisto	116.6	40.0	5.0	161.6	1,454,400
Vollmer	116.6	40.0	5.0	161.6	712,050
Senger	98.1	N/A	5.0	103.1	296,928
Jones	116.6	40.0	5.0	161.6	340,168
Johnson	200.0	N/A	5.0	205.0	395,906

Prior to the Compensation Committee certifying that the EICP goals were achieved, the Company's Internal Auditing department, as a benefit to the Compensation Committee, reviewed the EICP calculations to ensure that the payouts were calculated in accordance with the plan.

MDU RESOURCES GROUP, INC.

50

EXECUTIVE COMPENSATION

LTI

The Compensation Committee is committed to performance-based compensation.

2024 RSU Awards

In 2024, in light of the then-pending Everus spinoff, the Compensation Committee made a temporary modification to its traditional LTI practices, and granted executives, including the NEOs, RSU awards instead of the traditional mix of PSA and RSU awards (as the Compensation Committee also deemed appropriate in 2023 with the then-pending Knife River spinoff). In making this temporary modification, the Compensation Committee took into account the impact of these extraordinary corporate spinoff transactions and the strategic work that would be necessary by management to achieve the Company's long-term goal of becoming a pure-play regulated energy delivery business. Although the Compensation Committee has historically utilized PSAs, in 2024, it determined that it was inappropriate to establish three-year performance goals because such goals would unlikely remain relevant for the three-year performance period, as a result of the significant transformation. In addition, the Compensation Committee also believed that granting PSAs in 2024 would potentially create a pay-for-performance misalignment due to anticipated changes in financial metrics and the peer group, resulting from the then-pending spinoff. The Compensation Committee believed the grant of RSUs with a three-year vesting period was an appropriate and balanced approach to address the Company's executive compensation requirements during this transformational period. The Compensation Committee remains committed to fostering a pay-for-performance culture, and given the completion of the spinoffs, has returned to granting a mix of PSA and RSU awards in 2025, consistent with its executive compensation philosophy. See **2025 Compensation Program Design Changes Following Spinoffs** on page 44 and **Compensation Program Design and Structure** beginning on page 45 for more information.

By granting each 2024 LTI award in the form of RSUs, which will vest in December 2026 as long as the NEO remains continuously employed with the Company, the Compensation Committee sought to align the LTI with the Company's long-term strategy to incentivize the retention of the management team responsible for overseeing the spinoff of Everus and executing the post-spinoff strategy and transition services through the three-year vesting period ending December 2026, aligned with stockholders' interests.

No vesting was accelerated nor any payment made for any outstanding RSU awards in connection with the Company's spinoff of Everus. These awards remain subject to normal continued service-based vesting through the end of the three-year vesting period.

The number of shares granted was calculated based on $19.39 per share, representing the average closing price of a share of Common Stock from January 1 through January 22, 2024. Following the Company's spinoff of Everus, the awards were converted using the concentration (employer) method, as approved by the Compensation Committee, which adjusted the number of outstanding shares for participants remaining with the Company by the ratio of the pre-spin MDU closing stock price on October 31, 2024 of $28.85 compared to the post-spin MDU closing stock price on November 1, 2024 of $15.10.

The number of RSUs granted in 2024 are shown below:

Name	LTI as a Percentage of Base Salary (%)	LTI Target ($)(1)	RSU Award (#)	Grant Date Value ($)(1)	RSU Award Following Everus Spinoff (#)
Kivisto	289	2,600,000	134,089	2,795,756	256,189
Vollmer	186	1,094,750	56,459	1,177,170	107,870
Senger	100	480,000	24,755	516,142	47,296
Jones	91	382,800	19,742	411,621	37,718
Johnson	80	309,000	15,936	332,266	30,447
Thiede(2)	186	1,071,500	55,260	1,152,171	N/A

(1) The grant date fair value is calculated in accordance with FASB ASC 718 by multiplying the number of RSUs granted by the closing stock price on the date of the grant, which was $20.85 on February 15, 2024. The grant date fair value plus the incremental increase in value due to the Everus spinoff is reported in column (e) of the **Summary Compensation Table** beginning on page 60.

(2) Mr. Thiede ceased to serve as President and Chief Executive Officer of the Everus business unit effective upon the completion of the Company's spinoff of Everus in October 2024, and as a result, his outstanding RSU awards were converted into Everus awards using the concentration (employer) method of conversion as of such date.

Mr. Goodin retired before the Compensation Committee established the goals for the 2024 performance period; he was, therefore, ineligible to receive an LTI award.

51 2025 Proxy Statement

EXECUTIVE COMPENSATION

Benefits

The Company provides post-employment benefits to certain employees, including the NEOs, because it believes it is important to provide benefits that approximate the benefits paid by other employers to executives in similar positions. The Compensation Committee periodically reviews the benefits in an effort to maintain a market-based benefits package. The NEOs participated in the following plans during 2024.

Name	Pension Plans	401(k) Plan	SISP	Excess SISP	Deferred EICP	Defined Contribution Plan	DCP	CIC Severance Plan
Kivisto	●	●	●		●			●
Vollmer	●	●				●	●	●
Senger	●	●	●					●
Jones	●	●				●	●	●
Johnson	●	●				●	●	●
Goodin	●	●	●	●	●			
Thiede[(1)]		●				●	●	

(1) Mr. Thiede ceased to serve as President and Chief Executive Officer of the Everus business unit effective upon the completion of the Company's spinoff of Everus in October 2024, and as a result, his 401(k) and DCP plan balances transferred to the respective Everus plans as of such date. The Company retained Mr. Thiede's benefit obligation associated with the Defined Contribution Plan.

Pension Plans

The Company maintains the Pension Plans for participants, including certain NEOs, who met the eligibility requirements prior to the plans being frozen to new employees after December 2006, and as of December 2009 was amended to also freeze benefit accruals. The benefits under the Pension Plans are based on 1.1% of the participant's 60 highest consecutive months' average earnings in the last 120 months (up to the integration level of $3,115, which was the integration level when the plan was frozen in 2009). Benefits are paid as straight life annuities for single participants, and as actuarially-reduced annuities with a survivor benefit for married participants, unless otherwise elected.

401(k) Plan

The majority of employees who are at least 18 years of age, including the NEOs, are eligible to participate in the 401(k) Plan, and defer their base salary up to the IRS limit, which was $23,000 in 2024. Participants, including the NEOs, receive a company match up to 3%, depending on their elected deferral rate. In addition, participants who are either non-bargaining unit employees hired after 2006 or employees who were not previously participants in the Pension Plans, receive an additional company contribution of 5% of plan eligible compensation, including Mr. Thiede, and participants who are either non-bargaining unit employees hired prior to 2006 and participants in the Pension Plans, receive an additional company contribution based on the participant's age as of December 31, 2009 when benefit accruals under the Pension Plans were frozen, including Messrs. Senger, Johnson, and Goodin and Ms. Jones (each 11.5%), Ms. Kivisto (9%), and Mr. Vollmer (7%). These amounts may be reduced to comply with IRS limits.

SISP

The Company maintains a SISP for certain executives, including certain NEOs, who met the eligibility requirements prior to the plan being frozen to new participants and benefit levels for existing participants, effective February 11, 2016. The SISP is a nonqualified defined benefit retirement plan. SISP benefits are determined by reference to levels defined within the plan. The SISP was intended to augment the retirement income provided under the Pension Plans and is payable to the participant or their beneficiary for a period of 15 years. The SISP benefits are subject to a vesting schedule in which participants are 100% vested after ten years of participation in the plan. Participants can elect to receive the SISP as monthly retirement benefits only, monthly death benefits paid to a beneficiary only, or a combination of retirement and death benefits, whereby each benefit is reduced proportionately. Regardless of the election, if the participant dies before the SISP retirement benefit commences, only the SISP death benefit is provided. SISP benefits are forfeited if the participant's employment is terminated for cause. The amounts in the Pension Benefits in 2024 on page 64 represent the present value of the vested SISP benefits as of December 31, 2024, using the monthly retirement benefit shown in the table and a discount rate of 5.26%. In the event of death, Messrs. Goodin and Senger and Ms. Kivisto's beneficiaries would receive monthly death benefit payments for 15 years.

MDU RESOURCES GROUP, INC.
52

EXECUTIVE COMPENSATION

Name	Monthly SISP Retirement Payment ($)	Monthly SISP Death Payment ($)
Kivisto	6,572	13,144
Senger	5,840	11,680
Goodin	23,040	46,080

Excess SISP

The Company maintains an Excess SISP for certain SISP participants, including certain NEOs, whose Pension Plan benefits exceed IRC limitations on retirement benefits through the Pension Plan. Excess SISP benefits are equal to the difference between the monthly Pension Plan benefit that would have been payable to the participant under the Pension Plan absent the limitations under the IRC and the actual benefits payable to the participant under the Pension Plan. Participants are only eligible for the Excess SISP benefits if the participant is fully vested under the Pension Plan, their employment terminates prior to age 65, and benefits under the Pension Plan are reduced due to limitations under the IRC on plan compensation. In November 2009, the SISP was amended to limit the participants eligible for early retirement and the Excess SISP. Mr. Goodin is the only NEO eligible for the Excess SISP benefit, which is $812 per month. Mr. Goodin began receiving his Excess SISP benefits six months after his retirement, which will continue until the month prior to his 65th birthday or until his death, if prior to age 65. Excess SISP benefits are forfeited if the participant's employment is terminated for cause.

Deferred EICP

The Company maintains a Deferred EICP for certain executives, including certain NEOs, who met the eligibility requirements prior to the deferred compensation provision of the EICP being frozen to new contributions, effective in January 2021. Prior to 2021, executives participating in the EICP could elect to defer up to 100% of their payouts. These deferrals accrue interest per annum at a rate of the average of the Treasury High Quality Market Corporate Bond Yield Curve for the last business day of each month for the prior twelve-month period from October to September. The interest rate in effect for 2024 was 5.3%. Deferred amounts are paid based on the participant's election either as a lump sum or monthly installments not to exceed 120 months following termination of employment or beginning in the fifth year following the year the award was earned. In the event of a participant's death, all amounts deferred are payable to the participant's estate or beneficiary in a lump sum. In the event of a change in control, all amounts deferred would immediately become payable.

Defined Contribution Plan

The Company maintains a Defined Contribution Plan for certain executives, including certain NEOs, who met the eligibility requirements prior to the plan being frozen for new participants effective in January 2021. Prior to 2021, the Defined Contribution Plan provided Company contributions to a select group of employees approved by the Compensation Committee. Participants may select from a group of investment options, and their account balance represents an unsecured promise of the Company based on a hypothetical investment experience per the participant's elections. Participants may elect to receive their benefit either in a lump sum or in annual installments up to 10 years upon separation from service with the Company. Plan benefits become fully vested if the participant dies while actively employed. Benefits are forfeited if the participant's employment is terminated for cause. The Defined Contribution Plan was frozen to new participants and contributions effective January 1, 2021.

DCP

The Company maintains a DCP for certain executives, including certain NEOs, whereby the participant has the opportunity to defer up to 80% of base salary and 100% of EICP payout. The Company also provides discretionary credits to select individuals recommended by the CEO and approved by the Compensation Committee. Participants are 100% vested in their contributions of salary and/or EICP payouts, but vesting of discretionary employer credits occurs ratably over three years. Participants can establish one or more retirement or in-service accounts, which capture the hypothetical investment experience based on a suite of investment options similar to the Defined Contribution Plan. Participants may elect to receive their vested contributions and investment earnings either in a lump sum or in annual installments up to 10 years for retirement accounts and five years for in-service accounts upon a qualifying distribution event. Plan benefits become fully vested if the participant dies, becomes disabled while actively employed, or attains age 65 with completing ten years of service. In the event of termination within one year of a change in control, plan benefits become fully vested and payable in a lump sum. Benefits are forfeited if the participant's employment is terminated for cause. Participants receive a company contribution based on a percentage of the participant's base salary, including Messrs. Vollmer (15%), Johnson (10%), and Thiede (17%), and Ms. Jones (10%).

53 2025 Proxy Statement

CIC Severance Plan We believe it is important to protect the interests of our management team in the event of a “change in control.” As a result, the Board adopted the CIC Severance Plan in 2024. It is our belief that the interests of our stockholders will be best served if the interests of our management are aligned with our stockholders, and that providing “change in control” benefits should mitigate any potential reluctance of management to pursue potential “change in control” transactions that may be in the best interests of our stockholders. The Company maintains a CIC Severance Plan for certain executives, including the NEOs, in the event of a “qualifying termination” following a “change in control,” to provide for (a) a cash lump sum equal to the participant’s prorated annual base salary and EICP payout, any accrued and unused vacation pay, and previously incurred but unreimbursed business expenses, (b) a cash lump sum equal to the participant’s prorated EICP payout, a multiple of annual base salary and target EICP payout (determined by the participant’s tier level, i.e., 3x and 2x for Ms. Kivisto and the remaining NEOs, respectively (the “Multiple”)), (c) retiree medical, if applicable, and (d) outplacement services. Additionally, the LTIP provides that, upon a change in control, each outstanding award shall vest in full (provided that the treatment of any performance goals applicable to the award will be determined in accordance with the terms of the applicable award agreement), except that such vesting shall not apply to the extent that a replacement award is provided to the participant. See Potential Payments Upon Termination or Change in Control beginning on page 65 for definitions of “qualifying termination” and “change in control,” and additional information for specific benefits under the CIC Severance Plan for the NEOs. For avoidance of doubt, unless otherwise determined by the Board, the sale of a subsidiary, operating entity, or business unit of the Company shall not constitute a “change in control” for purposes of the CIC Severance Plan. No Perquisites NEOs do not receive perquisites that materially differ from those available to employees in general. No Employment Agreements None of the NEOs has an employment agreement. All of the NEOs are employed at-will. EXECUTIVE COMPENSATION 54

Procedures for Determining Compensation Setting Compensation, Establishing Goals, and Evaluating Performance As reflected in the following timeline, while in the midst of significant strategic and structural change to our business, the Compensation Committee continued in 2024 to focus its compensation decisions on aligning the NEOs’ interests with those of our stockholders and the performance of the Company. May June July August September October November December • The Compensation Committee Chair, and the Compensation Committee, each meet with management, and privately with their independent compensation consultant, from May through December to review performance against the established performance goals, discuss developments and emerging trends, review recommendations concerning the executive compensation design, components, and equity awards for each executive, and review specific management resources issues. The Compensation Committee also meets privately with its independent compensation consultant to review the CEO’s compensation. • At its May meeting, the Compensation Committee reviews the compensation paid to non-employee directors and makes recommendations to the Board regarding the directors’ compensation program. • At its August meeting, the Compensation Committee has preliminary discussions with management and the Compensation Committee’s independent compensation consultant regarding the compensation program design for the following year, including reviewing compensation trends and a competitive analysis of each executive’s compensation relative to market. The Compensation Committee provides feedback and direction regarding the program design for the next year. • At its November meeting, final recommendations are presented, and the Compensation Committee approves executives’ base salaries and EICP and LTIP targets for each executive. The Compensation Committee also reviews performance evaluations and preliminary EICP and LTIP goal updates. The Compensation Committee meets privately with its independent compensation consultant to review and approve the CEO’s compensation. January February March April • The Compensation Committee reviews any feedback from stockholder engagement meetings regarding the compensation program. • At its February meeting, the Compensation Committee establishes the EICP and, when applicable, the PSA goals, and certifies performance in connection with prior year EICP and PSA awards, as applicable. Benchmarking Approach We have established guidelines for compensation, including cash and equity, for each NEO. These guidelines are reviewed annually and are based upon compensation for comparable positions in a peer group. We also use the peer group data to assess the competitiveness of total direct compensation awarded to our senior executives. The Compensation Committee endeavors to refresh the peer group annually. In 2023, in an effort to more closely align the peer group with the Company following the spinoff of Knife River, the Compensation Committee reviewed the criteria (companies having revenues of approximately 0.4 to 2.4 times the Company’s revenue, and select companies within the utilities, midstream, and industrials (construction services focused) sectors) and updated the compensation peer group used for the evaluation of 2024 executive compensation to remove companies in the construction materials industry and add additional companies in the utility and construction services industries: Deleted Companies • Granite Construction Incorporated • Martin Marietta Materials Inc. • MasTec, Inc. • Summit Materials, Inc. • Quanta Services, Inc. • Vulcan Materials Company Added Companies • APi Group Corporation • Avista Corporation • Comfort Systems USA, Inc. • New Jersey Resources Corporation • OGE Energy Corp. • Primoris Services Corporation EXECUTIVE COMPENSATION 55 2025 Proxy Statement

2024 Compensation Benchmarking Peer Group • Alliant Energy Corporation • Ameren Corporation • APi Group Corporation • Atmos Energy Corporation • Avista Corporation • Black Hills Corporation • CMS Energy Corporation • Comfort Systems USA, Inc. • Dycom Industries, Inc. • EMCOR Group, Inc. • Evergy, Inc. • KBR, Inc. • MYR Group Inc. • New Jersey Resources Corporation • NiSource Inc. • OGE Energy Corp. • Pinnacle West Capital Corporation • Portland General Electric Company • Primoris Services Corporation • Southwest Gas Holdings, Inc. • WEC Energy Group, Inc. One goal of the Compensation Committee is to provide competitive total compensation opportunities for the NEOs that vary with Company performance. The Compensation Committee uses the peer group benchmark information as a reference point in evaluating executive compensation, assessing the competitiveness of total direct compensation awarded to our senior executives, and designing compensation plans and benefits. It does not, however, attempt to match the compensation of each executive position in the Company precisely with that of an equivalent position in the peer group. In general, the Compensation Committee looks to position an executive’s total compensation near the median of comparable positions at peer companies, consistent with the Company’s revenue in relation to peer companies. The Compensation Committee also considers other factors, including performance, responsibility, experience, tenure, internal equity, and market positioning, when determining compensation. The Compensation Committee then uses this peer group, along with other market survey information, to evaluate and make executive compensation decisions. In 2024, in an effort to more closely align the peer group with the Company following the spinoff of Everus, the Compensation Committee reviewed the criteria and updated the compensation peer group used for the evaluation of 2025 executive compensation to remove companies in the construction services industry and companies that were too large to be comparable following the spinoff, and add additional companies in the utility and pipeline industries. Use of Independent Compensation Consultant The Compensation Committee has retained a nationally-recognized compensation consultant that is independent and performs no work for management as its advisor. The independent compensation consultant reports directly to the Compensation Committee, meets with the Compensation Committee privately without management present, and regularly communicates privately with the Committee Chair. The Compensation Committee has assessed the compensation consultant’s independence based on standards promulgated by the SEC and concluded that no conflict of interest exists that would prevent it from serving as an independent compensation consultant to the Compensation Committee. Each year, the independent compensation consultant reviews a report on risk in relation to the Company’s compensation policies and practices, reviews the CEO’s compensation, and advises on compensation issues impacted by the Company’s strategic initiatives. In addition, each year the independent compensation consultant reviews and makes recommendations regarding the compensation program for non-employee directors, and the Compensation Committee considers the independent compensation consultant’s report on the program. Management Involvement in Developing the Compensation Program Management is involved in various aspects of developing the executive compensation program. Our Chief Human Resources, Administration, and Safety Officer works with our CEO to develop compensation recommendations for all executive officers and other key employees, other than the CEO, and then they review these proposals with the Committee Chair, and may make changes to the recommendations based upon his input before the recommendations are presented to the Compensation Committee for review. The Chair of the Board also advises the Compensation Committee Chair in fulfilling his designated role and responsibilities. Our Chief Legal Officer and Corporate Secretary also attends meetings of the Compensation Committee and participates in some of these discussions and preparations. EXECUTIVE COMPENSATION 56

EXECUTIVE COMPENSATION

Additional Information

Key Compensation Governance Policies

☑ What We Do	☒ What We Do Not Do
☑ **At Risk Compensation.** The Compensation Committee ties the EICP to rigorous financial and strategic performance measures intended to reward the NEOs for the accomplishment of these goals. Typically, the Compensation Committee awards a combination of PSAs and RSUs. But, in 2024, due to the spinoff of Everus, LTI awards consisted solely of RSUs, which may be earned based on continued service of the NEO at the end of the three-year period to incentivize the retention of the management team responsible for overseeing the Everus spinoff and executing the post-spinoff strategy and transition services, aligned with stockholders' interests. All LTI is paid as Common Stock, which encourages stock ownership by the NEOs.	☒ **No In-Flight Performance Metric or Performance Target Changes.** No performance metric or performance target changes to in-flight performance cycles.
☑ **Independent Compensation Consultant.** The Compensation Committee retains an independent compensation consultant to evaluate executive compensation plans and practices.	☒ **No Severance Benefits.** Executives do not receive employment agreements that provide for severance (other than the CIC Severance Plan).
☑ **Stockholder Engagement Program.** The Company conducts proactive stockholder and proxy advisory firm engagement outreach to solicit feedback.	☒ **No Employment Agreements.** None of the executives has an employment agreement. All of the executives are employed at-will.
☑ **Competitive Compensation.** Executive compensation reflects performance, experience, internal equity, competitive market, and the Company's performance.	☒ **No Stock Options.** The Company does not issue stock options.
☑ **Balanced Mix of Pay Components.** The target compensation mix represents a balance of annual cash and long-term equity-based compensation.	☒ **No Perquisites.** Executives do not receive perquisites that materially differ from those available to employees in general.
☑ **Mix of Financial and Strategic Goals.** Use of a mixture of financial and strategic goals to measure performance prevents overemphasis on a single metric.	☒ **No Hedging Stock.** Executives are not allowed to hedge Company securities.
☑ **Annual Say-on-Pay Vote.** Our Say-on-Pay vote is currently held every year, consistent with the preference expressed by a majority of our stockholders.	☒ **No Pledging Stock.** Executives are not allowed to pledge Company securities in margin accounts or as collateral for loans.
☑ **Mitigates Undue Risk in Compensation Programs.** Risks related to our compensation programs are regularly analyzed through an annual compensation risk assessment.	☒ **No Tax Gross-Ups.** Executives do not generally receive tax gross-ups on their compensation.
☑ **Stock Ownership Policy.** The Company imposes and monitors a meaningful Stock Ownership Policy.	
☑ **Clawback Policy.** The Clawback Policy provides for the recovery of certain incentive-based compensation in the event of an accounting restatement.	

Clawback Policy

The Company adopted the Clawback Policy concerning the recoupment of incentive compensation in compliance with SEC rules and the NYSE listing standards. The policy applies to all current and former executive officers, within the meaning of the Exchange Act, who receive incentive-based compensation on or after October 2, 2023. Under the policy, in the event that the financial results upon which incentive-based compensation was predicated become the subject of a financial restatement that is required because of material non-compliance with financial reporting requirements (including any accounting restatement required to correct an error in previously-issued financial statements that is material to the previously-issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Compensation Committee will clawback any erroneously-awarded incentive-based compensation, so that the ultimate payout gives retroactive effect to the financial results, as restated. The recovery of such compensation applies regardless of whether an executive officer engaged in misconduct or otherwise caused or contributed to the required restatement.

Stock Ownership Policy

We have a meaningful Stock Ownership Policy for our non-employee directors and executive officers. At the end of 2024, all of the NEOs met or exceeded their applicable requirements (or were within the initial five-year period to achieve compliance). For additional information, see **Stock Ownership Policy** on page 28.

57 2025 Proxy Statement

Policy Prohibiting Hedging or Pledging of the Company’s Stock The Director Compensation Policy and Executive Compensation Policy prohibit directors and executives (who participate in the EICP and/or LTIP) from hedging their ownership of Common Stock. Under these policies, directors and executives are prohibited from engaging in transactions that allow them to own stock technically, but without the full benefits and risks of such ownership, including, but not limited to, zero-cost collars, equity swaps, straddles, prepaid variable forward contracts, security futures contracts, exchange funds, and forward sale contracts. These policies also prohibit directors and executives from holding Common Stock in a margin account, with certain exceptions, or pledging Common Stock as collateral for a loan. Common Stock may be held in a margin brokerage account only if the stock is explicitly excluded from any margin, pledge, or security provisions of the customer agreement. In addition, no director or executive may engage in these types of transactions while in possession of material nonpublic information concerning the Company. For additional information regarding the Company’s policy prohibiting hedging or pledging of the Company’s stock, see Insider Trading Policy available at investor.mdu.com/governance/governance-documents. Insider Trading Policy The Board has adopted the Insider Trading Policy, which governs the purchase, sale, and/or other dispositions of the Company’s securities by directors, officers, employees, and other covered persons, and the Company itself, which is reasonably designed to promote compliance with insider trading laws, rules, and regulations, and NYSE listing standards. A copy of the Insider Trading Policy is available at investor.mdu.com/governance/governance-documents. Equity Award Timing Procedures While we do not currently grant stock options or similar option-like instruments, such as stock appreciation rights, we are providing information regarding our procedures related to the grant of equity awards close in time to the release of material non-public information. While the Compensation Committee has historically granted nearly all LTI awards at its meeting each February, the Company does not have a formal policy or obligation that requires us to award equity or equity-based compensation on specific dates. The Compensation Committee and Board, however, have adopted a practice with respect to the grant of equity awards that generally prohibits the grant of equity awards during closed quarterly trading windows (as determined in accordance with the Insider Trading Policy). Neither our Board nor our Compensation Committee takes material non-public information into account when determining the timing of equity awards, nor do we time the disclosure of material non-public information for the purpose of impacting the value of executive compensation. We generally issue equity awards to our executive officers on a limited and infrequent basis, and not in accordance with any fixed schedule. Impact of Tax and Accounting Treatment The Compensation Committee may consider the impact of tax or accounting treatment in determining compensation. The Compensation Committee did not make any adjustments to the 2024 compensation program to address the impact of tax or accounting treatment. The Compensation Committee may also consider the accounting and cash flow implications of various forms of executive compensation. We expense salaries and EICP payouts as earned. For our equity awards, we record the accounting expense in accordance with FASB ASC 718, which is generally over the vesting period. Compensation Committee Report The Compensation Committee has reviewed and discussed the CD&A with management and, based on that review and discussion, has recommended to the Board that the CD&A be included in this Proxy Statement. Members of the Compensation Committee Darrel T. Anderson Chair Marian M. Durkin Member Dennis W. Johnson Member EXECUTIVE COMPENSATION 58

Compensation Committee Interlocks and Insider Participation Messrs. Anderson and Johnson, and Ms. Durkin, as well as Mr. Ryan and Ms. Rosenthal who both transitioned to Everus’ Board, served on the Compensation Committee during 2024. None of the committee members was an officer or employee of the Company or any of its subsidiaries, and there were no interlocks with other companies within the meaning of the SEC’s rules. Compensation Program and Risk We believe that our compensation program encourages our NEOs to take action to improve the Company’s performance without encouraging them to take undue risk. There are various factors related to our compensation programs for the NEOs that we believe help reduce the likelihood that our compensation programs will encourage our executives to take undue risk, as described below: • The EICP is based upon performance compared to the Company’s annual financial plan, and no EICP payouts are made unless applicable goals are achieved. We believe that the EICP is rigorous, but reasonably achievable, under normal business conditions. This encourages our executives to manage the business well without pressuring them to take undue risks in order to obtain a payout. • We believe that our LTI awards are reasonable in relation to overall compensation. RSUs generally cliff vest after a period of three years, thereby reducing the risk that an executive will take short-term action to inflate the price of the Company’s stock for a brief period. • Both our EICP and PSA awards are capped to minimize excessive risk taking. • The Compensation Committee engages an independent compensation consultant to review, assess, and offer recommendations regarding the Company’s executive compensation plans, policies, and practices. • The Company has adopted a Clawback Policy, which outlines the process to clawback incentive compensation in the event of an accounting restatement, and an Insider Trading Policy, which prevents the trading of Company securities while in possession of material non-public information, and also prohibits hedging or pledging the Company’s stock. EXECUTIVE COMPENSATION 59 2025 Proxy Statement

EXECUTIVE COMPENSATION

Summary Compensation Table

For 2024, our NEOs were the following seven individuals, five of whom serve as executive officers as of the date of this Proxy Statement:

(a) Name and Principal Position	(b) Year	(c) Salary ($)[1]	(d) Stock Awards ($)[2]	(e) Non-Equity Incentive Plan Compensation ($)[3]	(f) Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4]	(g) All Other Compensation ($)[5]	(h) Total ($)[6]
Nicole A. Kivisto	2024	966,137	3,162,624	1,454,400	—	45,744	5,628,905
President and Chief	2023	550,000	980,883	845,625	58,798	43,974	2,479,280
Executive Officer	2022	530,000	860,649	266,723	1,294	78,795	1,737,461
Jason L. Vollmer	2024	602,317	1,415,617	712,050	—	126,969	2,856,953
Chief Financial Officer	2023	565,000	1,007,320	760,631	1,966	122,874	2,457,791
	2022	530,000	860,649	225,383	—	150,957	1,766,989
Garret Senger	2024	480,000	591,717	296,928	—	46,864	1,415,509
Chief Utilities Officer							
Anne M. Jones	2024	443,256	494,883	340,168	—	90,527	1,368,834
Chief Human Resources,	2023	405,000	339,977	363,488	34,811	106,666	1,249,942
Administration, and Safety Officer	2022	385,000	312,594	109,148	—	81,271	888,013
Rob L. Johnson	2024	386,250	396,901	395,906	—	87,584	1,266,641
President, WBI Energy, Inc.	2023	347,917	293,584	337,731	—	74,239	1,053,471
David L. Goodin[7]	2024	262,903	339,417	—	—	151,347	753,667
Former President and Chief	2023	1,085,000	3,359,339	2,434,469	173,094	48,691	7,100,593
Executive Officer	2022	1,044,000	3,247,775	739,935	33,340	192,238	5,257,288
Jeffrey S. Thiede[8]	2024	479,167	1,152,171	—	—	134,855	1,766,193
Former President and Chief	2023	550,000	980,883	605,138	—	131,524	2,267,545
Executive Officer, Everus business unit	2022	530,000	860,649	613,343	—	166,470	2,170,462

(1) The amounts in column (c) include payments of accrued vacation in excess of the maximum allowed by Company policy of $66,137 for Ms. Kivisto, $14,817 for Mr. Vollmer, and $22,256 for Ms. Jones. Mr. Goodin received a payment of $242,038 for total accrued vacation at the time of his retirement.

(2) The amounts in column (d) reflect the stock awards granted in the designated years. The amounts represent the aggregate grant date fair value of the awards granted in each respective year computed in accordance with FASB ASC 718. A discussion of the assumptions used in computing the award values may be found in Note 13 to our financial statements in our Annual Report, which is available at investor.mdu.com/financials/annual-reports/. As provided under the SEC's rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The amounts reported also include the incremental increase in fair value resulting from the conversion of outstanding unvested RSUs upon the spinoff of Everus, which was determined by comparing the fair value of the outstanding awards before and after the Company's spinoff of Everus. Mr. Thiede ceased to serve as President and Chief Executive Officer of the Everus business unit effective upon the completion of the Company's spinoff of Everus in October 2024, and his outstanding RSU awards were converted into Everus awards using the concentration (employer) method of conversion as of such date.

Name	Grant Date Fair Value of Stock Awards Granted in 2024 ($)	Incremental Increase in Fair Value of Stock Awards from the Spinoff Conversions ($)
Kivisto	2,795,756	366,868
Vollmer	1,177,170	238,447
Senger	516,142	75,575
Jones	411,621	83,262
Johnson	332,266	64,635
Goodin	—	339,417
Thiede	1,152,171	—

See CD&A beginning on page 42, and Grants of Plan-Based Awards in 2024 on page 62, for additional information on awards granted in 2024. The amounts shown in the table do not necessarily reflect the actual value that may be recognized by the NEOs upon vesting.

(3) The amounts in column (e) reflect the cash incentive bonuses earned under the EICP for the designated years, which amounts are paid to the NEO the following year.

MDU RESOURCES GROUP, INC.

60

EXECUTIVE COMPENSATION

(4) The amounts in column (f) represent the actuarial change in value of the Pension Plans, SISP, and Excess SISP for the designated years. Where the change in accumulated benefits is negative, executive compensation rules require disclosure of the negative amount by footnote, but the negative amount is not be reflected in column (f).

Name	Change in Pension Plans ($)	Change in SISP ($)	Change in Excess SISP ($)	Total Accumulated Change ($)
Kivisto	(12,385)	(23,897)	—	(36,282)
Vollmer	(1,485)	—	—	(1,485)
Senger	(37,628)	5,627	—	(32,001)
Jones	(35,307)	—	—	(35,307)
Johnson	(26,581)	—	—	(26,581)
Goodin	(73,104)	7,953	(8,585)	(73,736)

See Pension Benefits in 2024 on page 64 for more information on the Pension Plans, SISP, and Excess SISP.

(5) The amounts in column (g) represent other compensation attributable to the NEOs for 2024, valued at the incremental cost to the Company of providing them, which represents the actual cost, as reflected in the table below:

Name	401(k) Plan Match ($)	DCP Company Contribution ($)	Life Insurance Premium ($)	Matching Charitable Contributions ($)	Director Compensation ($)[(a)]	Total ($)
Kivisto	41,400	—	744	3,600	—	45,744
Vollmer	34,500	88,125	744	3,600	—	126,969
Senger	46,000	—	714	150	—	46,864
Jones	46,000	42,100	627	1,800	—	90,527
Johnson	46,000	38,625	559	2,400	—	87,584
Goodin	42,920	—	60	—	108,367	151,347
Thiede	27,600	100,000	655	6,600	—	134,855

(a) Represents compensation, including cash fees and the grant date fair value of equity and life insurance premiums, earned by Mr. Goodin while he served as a non-employee director from January 2024 through May 2024.

(6) The amounts in column (c) represent the following percentages of the NEOs' 2024 total compensation: Ms. Kivisto (17%), Mr. Vollmer (21%), Mr. Senger (34%), Ms. Jones (32%), Mr. Johnson (30%), Mr. Goodin (35%), and Mr. Thiede (27%).

(7) Mr. Goodin retired as President and Chief Executive Officer, effective January 2024. Due to his retirement, Mr. Goodin did not receive a 2024 EICP award opportunity.

(8) Mr. Thiede ceased to serve as President and Chief Executive Officer of the Everus business unit effective upon the completion of the Company's spinoff of Everus in October 2024, and as a result, his 2024 EICP payout, if any, will be determined by the Everus Compensation Committee and paid by Everus, and his outstanding RSU awards were converted into Everus awards using the concentration (employer) method of conversion as of such date.

61 2025 Proxy Statement

EXECUTIVE COMPENSATION

Grants of Plan-Based Awards in 2024

The following table shows the awards made to the NEOs in 2024:

(a)	(b)		(c)	(d)	(e)	(f)	(g)
			Estimated Future Payouts Under Non-Equity Incentive Plan Awards				
Name	Award Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock Awards ($)
Kivisto	EICP	2/15/2024 (1)	225,000	900,000	1,845,000	—	—
	RSU	2/15/2024 (2)	—	—	—	134,089	2,795,756
		11/1/2024 (3)	—	—	—	—	366,868
Vollmer	EICP	2/15/2024 (1)	110,156	440,625	903,281	—	—
	RSU	2/15/2024 (2)	—	—	—	56,459	1,177,170
		11/1/2024 (3)	—	—	—	—	238,447
Senger	EICP	2/15/2024 (1)	144,000	288,000	590,400	—	—
	RSU	2/15/2024 (2)	—	—	—	24,755	516,142
		11/1/2024 (3)	—	—	—	—	75,575
Jones	EICP	2/15/2024 (1)	52,625	210,500	431,525	—	—
	RSU	2/15/2024 (2)	—	—	—	19,742	411,621
		11/1/2024 (3)	—	—	—	—	83,262
Johnson	EICP	2/15/2024 (1)	48,281	193,125	395,906	—	—
	RSU	2/15/2024 (2)	—	—	—	15,936	332,266
		11/1/2024 (3)	—	—	—	—	64,635
Goodin		11/1/2024 (3)	—	—	—	—	339,417
Thiede	EICP	2/15/2024 (1)	107,813	431,250	1,056,563	—	—
	RSU	2/15/2024 (2)	—	—	—	55,260	1,152,171

(1) The awards at threshold, target, and maximum are reflected in columns (c), (d), and (e), respectively. The actual amount paid with respect to 2024 performance is reflected in column (e) of the Summary Compensation Table beginning on page 60. As described in the CD&A beginning on page 42, payment of EICP awards is dependent upon achievement of performance measures and actual payout may range from 0% to 200% of the target. In addition, the Responsible Business modifier adds or deducts up to 5% of the executives' EICP target incentive as a payout based on performance. Due to his retirement in January 2024, Mr. Goodin did not receive an EICP award in 2024. Mr. Thiede ceased to serve as President and Chief Executive Officer of the Everus business unit effective upon the completion of the Company's spinoff of Everus in October 2024, and as a result, his 2024 EICP payout, if any, will be determined by the Everus Compensation Committee and paid by Everus. See EICP beginning on page 47 for further discussion of the specific 2024 EICP performance measures and results.

(2) The value of the LTI award is based on the grant date fair value and is included in the amount recorded in column (d) of the Summary Compensation Table beginning on page 60 and column (g) above. The RSUs shown in column (f) above are the original number of units granted prior to the conversion associated with the Company's spinoff of Everus. See LTI beginning on page 51 for further details on the conversion of outstanding equity awards and the LTI. The converted RSUs granted in 2024 will vest on the original vesting date of December 31, 2026 if the NEOs remain employed with the Company through the vesting date. Settlement of the RSUs and payment of dividend equivalents will occur no later than March 2027. Following the Company's spinoff of Everus, these awards were converted as follows: Ms. Kivisto 256,189 RSUs, Mr. Vollmer 107,870 RSUs, Mr. Senger 47,296 RSUs, Ms. Jones 37,718 RSUs, and Mr. Johnson 30,447 RSUs. Due to his retirement in January 2024, Mr. Goodin did not receive an RSU grant in 2024. Mr. Thiede ceased to serve as President and Chief Executive Officer of the Everus business unit effective upon the completion of the Company's spinoff of Everus in October 2024, and his outstanding RSU awards were converted into Everus awards using the concentration (employer) method of conversion as of such date.

(3) Reflects the incremental increase in fair value resulting from the conversion of outstanding RSUs upon the Company' spinoff of Everus:

Name	2022 Award ($)	2023 Award ($)	2024 Award ($)	Total Incremental Value ($)
Kivisto	64,825	76,610	225,433	366,868
Vollmer	64,825	78,702	94,920	238,447
Senger	16,077	17,890	41,608	75,575
Jones	23,539	26,546	33,177	83,262
Johnson	14,454	23,392	26,789	64,635
Goodin	244,712	94,705	—	339,417

Mr. Thiede ceased to serve as President and Chief Executive Officer of the Everus business unit effective upon the completion of the Company's spinoff of Everus in October 2024, and his outstanding RSU awards were converted into Everus awards using the concentration (employer) method of conversion as of such date.

MDU RESOURCES GROUP, INC.

62

EXECUTIVE COMPENSATION

Outstanding Equity Awards at 2024 Year-End

The following table shows the number of outstanding unvested RSUs held by the NEOs at the end of 2024:

(a)	(b)	(c)
	Stock Awards	
Name	Number of Shares or Units of Stock That Have Not Vested (#)[1]	Market Value of Shares or Units of Stock That Have Not Vested ($)[2]
Kivisto	343,258	6,185,509
Vollmer	197,314	3,555,598
Senger	67,632	1,218,729
Jones	67,888	1,223,342
Johnson	57,058	1,028,185
Goodin[3]	107,611	1,939,150

(1) The RSU awards shown in column (b) were converted following the Company's spinoff of Everus based on the pre-spin MDU stock price compared to the post-spin MDU stock price. See CD&A beginning on page 42 for further details on the LTI. Below is the breakdown by year of the outstanding post-spin RSU awards:

Name	2023 Award To Vest in Full on 12/31/25 (#)	2024 Award To Vest in Full on 12/31/26 (#)	Total (#)
Kivisto	87,069	256,189	343,258
Vollmer	89,444	107,870	197,314
Senger	20,336	47,296	67,632
Jones	30,170	37,718	67,888
Johnson	26,611	30,447	57,058
Goodin[3]	107,611	—	107,611

(2) The values shown in column (c) are based on the number of RSUs reflected in column (b) multiplied by $18.02, the closing stock price on December 31, 2024.

(3) Mr. Goodin retired in January 2024, and in accordance with the RSU agreement, his 2023 award of 155,972 RSUs was reduced to 56,323 RSUs based on the number of months he was employed during the 36-month vesting period. These RSUs, which will vest on December 31, 2025, were then converted to 107,611 RSUs with the Company's spinoff of Everus based on the pre- and post-spin MDU stock prices, as described in CD&A beginning on page 42. Mr. Goodin did not receive a 2024 award due to the timing of his retirement.

Upon the completion of the Company's spinoff of Everus, Mr. Thiede's RSU awards were converted into an Everus RSU award, and was no longer outstanding as an MDU award.

Stock Vested in 2024

The following table provides information on the RSU awards vested for the NEOs during 2024:

(a)	(b)	(c)
	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Kivisto	73,692	1,398,942
Vollmer	73,692	1,398,942
Senger	18,298	347,364
Jones	26,761	508,022
Johnson	16,438	312,053
Goodin	278,096	5,279,267

(1) The awards shown in column (b) reflect the aggregate number of shares that vested under the 2022 LTIP awards on December 31, 2024.

(2) The values shown in column (c) are based on the number of RSUs reflected in column (b) multiplied by $18.02, the closing stock price on December 31, 2024 plus dividend equivalents.

No amounts are shown for Mr. Thiede, whose outstanding 2022 award was converted to an Everus equity award upon the spinoff of Everus in October 2024.

63 2025 Proxy Statement

EXECUTIVE COMPENSATION

Pension Benefits in 2024

The table below provides the present value of the accumulated benefit payable to the NEOs and the years of service credited to them under the Pension Plans, SISP, and Excess SISP, as applicable, determined using the applicable interest rate and mortality rate assumptions. Mr. Thiede did not participate in these plans.

(a) Name	(b) Plan	(c) Number of Years Credited Service (#)(1)	(d) Present Value of Accumulated Benefit ($)(1)	(e) Payments During Last Year ($)
Kivisto	Pension Plan	14	199,125	—
	SISP	10	403,536	—
Vollmer	Pension Plan	4	19,343	—
Senger	Pension Plan	26	510,567	—
	SISP	10	698,267	—
Jones	Pension Plan	25	462,876	—
Johnson	WBI Pension Plan	26	351,779	—
Goodin	Pension Plan	26	990,642	73,062
	SISP	10	2,617,145	—
	Excess SISP	26	18,388	9,136

(1) The present value of accumulated benefits was determined using the same measurement date (December 31, 2024) and assumptions used for financial reporting purposes. The following key assumptions were used in calculating the values:

- a 5.38% discount rate for the Pension Plan;
- a 5.43% discount rate for the WBI Pension Plan;
- a 5.26% discount rate for the SISP and Excess SISP;
- the Society of Actuaries Pri-2012 Total Dataset Mortality with Scale MP-2021 (post-commencement only);
- no recognition of pre-retirement mortality; and
- an assumed retirement and benefits commencement at age 60 for the Pension Plans and Excess SISP, and an assumed retirement at age 60 and benefits commencement at age 65 for the SISP.

Nonqualified Deferred Compensation in 2024

The table below provides the amount of contributions made to the DCP and aggregate earnings, withdrawals, and distributions during the last year under the Deferred EICP, Defined Contribution Plan, and DCP. The aggregate balance reflects the combined participant balances in all three nonqualified plans, as applicable. Mr. Senger did not participant in any of these plans in 2024.

(a) Name	(b) Executive Contributions During Last Year ($)(1)	(c) Registrant Contributions During Last Year ($)(2)	(d) Aggregate Earnings During Last Year ($)	(e) Aggregate Withdrawals/ Distributions ($)	(f) Aggregate Balance at Last Year End ($)
Kivisto	—	—	8,663	—	167,826
Vollmer	26,231	88,125	75,540	—	740,125
Jones	—	42,100	51,190	—	563,477
Johnson	—	38,625	55,334	—	524,388
Goodin	—	—	223,239	—	4,324,967
Thiede(3)	—	100,000	162,569	—	1,361,657

(1) The amounts for 2024 in column (b) are included in the amount reported in column (c) of the Summary Compensation Table beginning on page 60.

(2) The amounts for 2024 in column (c) are included in the amounts reported in column (g) of the Summary Compensation Table beginning on page 60.

(3) Participants in the DCP employed by Everus after the spinoff transferred to the Everus DCP. The balance reported in column (f) for Mr. Thiede represents his balance in the Defined Contribution Plan, which was retained by the Company. Mr. Thiede has no Deferred EICP balance.

MDU RESOURCES GROUP, INC.

64

EXECUTIVE COMPENSATION

Potential Payments Upon Termination or Change in Control

Certain of the plans and programs that the NEOs participate in require the Company to pay compensation to the NEOs if their employment terminates under certain circumstances. Estimates of the compensation, benefits, and vesting of equity grants that may be payable to the NEOs under these circumstances are included in the tables below. The information in the table assumes a termination date of December 31, 2024, and RSU awards have been valued using the closing stock price on December 31, 2024 of $18.02 per share. For Mr. Goodin, who departed his role prior to December 31, 2024, the information in the table reflects the estimated payments made in connection with his termination date of January 5, 2024. The table excludes (1) compensation and benefits the NEOs would earn notwithstanding any termination or change in control, such as the vesting of the 2022 LTI award included in **Stock Vested in 2024** on page 63, and (2) benefits under plans or arrangements generally available to all salaried employees that do not discriminate in favor of the NEOs, including, but not limited to, accrued vacation pay, continuation of health care benefits, and life insurance benefits, and (3) pension and SISP benefits, as disclosed in **Pension Benefits in 2024** on page 64.

Termination Event	Severance ($)(1)	LTI ($)(2)	Nonqualified Deferred Compensation ($)(3)	Disability Insurance ($)(4)	Total ($)
Kivisto					
Death	—	2,650,916	167,826	—	2,818,742
Disability	—	2,650,916	—	454,664	3,105,580
CIC (with Termination)	6,364,500	6,326,775	167,826	—	12,859,101
CIC (w/o Termination)	—	1,625,991	167,826	—	1,793,817
Vollmer					
Death	—	1,773,309	740,125	—	2,513,434
Disability	—	1,773,309	498,427	660,506	2,932,242
CIC (with Termination)	2,543,375	3,649,639	498,427	—	6,691,441
CIC (w/o Termination)	—	1,670,344	—	—	1,670,344
Senger					
Voluntary or w/o Cause	—	253,174	—	—	253,174
Death	—	542,444	—	—	542,444
Disability	—	542,444	—	79,262	621,706
CIC (with Termination)	1,897,498	1,247,599	—	—	3,145,097
CIC (w/o Termination)	—	379,770	—	—	379,770
Jones					
Voluntary or w/o Cause	—	375,605	—	—	375,605
Death	—	606,287	563,477	—	1,169,764
Disability	—	606,287	259,153	113,692	979,132
CIC (with Termination)	1,549,885	1,255,501	259,153	—	3,064,539
CIC (w/o Termination)	—	563,417	—	—	563,417
Johnson					
Voluntary or w/o Cause	—	317,036	—	—	317,036
Death	—	503,259	524,388	—	1,027,647
Disability	—	503,259	195,680	138,582	837,521
CIC (with Termination)	1,426,290	1,054,006	195,680	—	2,675,976
CIC (w/o Termination)	—	495,337	—	—	495,337
Goodin					
Estimated Payments(5)	—	2,009,607	—	—	2,009,607

65 2025 Proxy Statement

EXECUTIVE COMPENSATION

(1) The CIC Severance Plan provides for the following benefits upon a "qualifying termination" (defined below) upon or within two years following a change in control (defined below):

- Lump sum payment of accrued obligations and prorated EICP payout: Participants will receive a lump sum payment of their annual base salary, any EICP payout earned for a prior performance period, and any accrued and unused vacation pay or other paid time off, as of the date of termination. Participants will also receive a prorated portion of their target EICP payout for the year in which the termination occurs reduced by any EICP payout for the same period.
- Lump sum payment of Multiple of base salary and target EICP award: Participants will receive a lump sum payment equal to the product of a Multiple, and the sum of their annual base salary and target EICP award. Multiples are 3x and 2x for Ms. Kivisto and the remaining NEOs, respectively.
- Health care benefit continuation or cash payment: Participants who are at least 55 years old with 10 years of service at the date of termination will be treated as though they are age 60 for purposes of qualifying for a retiree reimbursement account. Participants who do not elect or qualify for this benefit receive a lump sum payment equal to the product of the Multiple and the employer portion of the costs of continued coverage under the Company's health care benefit plans for 12 months.
- Outplacement services: Participants will receive outplacement services provided by a vendor retained by the Company, the cost of which shall not exceed $10,500.
- Participants will have their payments reduced to the extent necessary to avoid the excise tax under Section 4999 of the Code if such reduction would result in a greater net after-tax receipt for the participant. Participants will also have their payments reduced by any severance payments or similar benefits provided during any notice period, pay in lieu of notice, or mandated termination indemnities under any other plan, agreement, or statutory scheme.

"Qualifying termination" means a termination of a participant's employment, during the two-year period beginning on and including the date of a change in control, by the participant for good reason (defined below) or by the Company other than for cause (defined below), death, or disability.

"Change in control" (with or without termination), is defined as:

- the acquisition by an individual, entity, or group with beneficial ownership of 20% or more of either: (i) our outstanding Common Stock, or (ii) the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, subject to certain exceptions;
- a majority of the Board whose election or nomination was not approved by a majority of the incumbent Board members, subject to certain exceptions;
- consummation of a reorganization, merger, or similar transaction or sale of all or substantially all of our assets, unless the stockholders immediately prior to the transaction beneficially own more than 60% of the outstanding Common Stock and voting power of the resulting corporation in substantially the same proportions as before the merger, no person owns 20% or more of the resulting corporation's outstanding Common Stock or voting power, except for any such ownership that existed before such transaction and at least a majority of the Board of the resulting corporation is comprised of the Company's directors; or
- stockholder approval of the Company's liquidation or dissolution.

"Good reason" means the occurrence of any of the following without the participant's prior written consent:

- a reduction of the participant's annual base salary, target EICP award, or target LTI award, in each case, from that in effect immediately prior to the change in control, or if higher, then in effect at any time thereafter;
- a relocation of the participant's primary place of employment by more than 50 miles; or
- any material reduction in the participant's title, authority, reporting relationship, duties, or responsibilities.

"Cause" means (a) the participant's fraud or dishonesty that has resulted, or is likely to result, in material economic damage to the Company or a subsidiary, or (b) the participant's willful nonfeasance if such nonfeasance is not cured within 10 days of written notice from the Company or a subsidiary, in each case as determined in good faith by a vote of at least two-thirds of the non-employee members of the Board at a meeting of the Board at which the participant is provided an opportunity to be heard.

(2) The amounts shown represent the values of RSUs granted in 2023 and 2024, and the associated dividend equivalents.

Voluntary or Without Cause. If a participant's employment terminates after reaching age 55 and completing 10 years of service, RSUs are prorated as follows: (a) if terminated during first year of the vesting period, RSUs are forfeited; (b) if terminated during second year of the vesting period, RSUs are prorated based on the number of months employed during the vesting period; and (c) if terminated during third year of the vesting period, RSUs fully vest.

For Messrs. Senger and Johnson, and Ms. Jones, the RSUs granted in 2023 would vest based on a proration of 24 out of 36 months of the vesting period (2/3), and the RSUs granted in 2024 would be forfeited. Neither Ms. Kivisto nor Mr. Vollmer has reached age 55, so their RSUs would be forfeited.

Death or Disability. If a participant were to die or become disabled, RSUs would be prorated based on the number of months of employment completed during the vesting period. For the NEOs, the RSUs granted in 2023 would vest based on a proration of 24 out of 36 months of the vesting period (two-thirds), and the RSUs granted in 2024 would vest based on a proration of 12 out of 36 months of the vesting period (one-third).

Change in Control With Termination. The RSUs granted in 2023 and 2024 would fully vest, unless the award granted in 2024 is replaced by another award of similar value, terms, and conditions, in which case only the RSUs granted in 2023 would fully vest.

Change in Control Without Termination. The RSUs granted in 2023 would fully vest, and it is assumed that replacement awards would be granted for the RSUs granted in 2024.

(3) The amounts shown represent the values of the full vesting of nonqualified deferred compensation plan balances, which would be payable to the NEOs in a lump sum upon the occurrence of certain qualifying events:

Termination Event	Deferred EICP	Defined Contribution Plan	DCP
Death	Yes	Yes	Yes
Disability	No	No	Yes
CIC (with Termination)	Yes	No	Yes
CIC (w/ot Termination)	Yes	No	No

No amounts are disclosed for voluntary or without cause termination whereby the NEO would begin payments of their vested account balances subject to their payment elections.

(4) The amounts shown represent the present values (using a discount rate of 5.38% for the Pension Plan and 5.43% for the WBI Pension Plan) of the disability benefits (60% of base salary capped at $200,000) attributable to the NEOs in excess of the disability benefits available to other participants (60% of base salary capped at $100,000) under our disability program, reduced for any amounts paid as retirement benefits, including the Pension Plans and SISP benefits. The disability benefits are payable as follows:

Age When Disabled	Benefits Payable
< 60	Until 65
60 to 64	60 months
65-67	Until 70
≥ 68	24 months

(5) Mr. Goodin, who retired in January 2024, will receive the RSUs granted in 2023 prorated based on the number of months employed during the vesting period, as well as dividend equivalents. The RSU award will vest on December 31, 2025.

MDU RESOURCES GROUP, INC.

66

EXECUTIVE COMPENSATION

CEO Pay Ratio

The following information is a reasonable good faith estimate calculated in a manner consistent with the SEC pay ratio rules and methods for disclosure. The SEC rules do not specify a single methodology for identifying the median employee or calculating the CEO pay ratio, and other companies may use different assumptions, adjustments, exclusions, or estimates in calculating their CEO pay ratio. Accordingly, CEO pay ratio disclosures may involve a degree of imprecision and may be inconsistent in methodology among different companies. Therefore, the CEO pay ratio disclosed by other companies may not be comparable to the Company's CEO pay ratio as disclosed below. Using the methodology described below, our CEO pay ratio based on 2024 compensation is approximately 52 to 1.

We have identified a new median employee for 2024 utilizing the same method used in prior years. We identified our median employee and calculated our CEO pay ratio as follows:

- The Company had two non-concurrent CEOs during 2024, so the CEO's annual total compensation was calculated by examining the 2024 taxable wage information for all individuals on the Company's payroll records as of December 31, 2024 and selecting the CEO serving in that position on the final day of 2024 (i.e., Ms. Kivisto), which was the same date selected to identify the median employee. It was unnecessary to annualize Ms. Kivisto's compensation because there was no change in her compensation during the year.
- We identified the median employee by excluding Ms. Kivisto, who was the Company's CEO at December 31, 2024.
- We selected taxable wages as reported to the IRS on Form W-2 for 2024 to identify the median employee, as it includes substantially all of the compensation for our median employee and provided a reasonably efficient and cost-effective manner for identifying the median employee.
- After identifying the median employee, we categorized the median employee's compensation using the same methodology as the compensation components reported in the **Summary Compensation Table** beginning on page 60.
- All of the Company's employees are located in the United States.
- We made no adjustments to annualize compensation for individuals employed for only part of the year.

We are a pure-play regulated energy delivery business. Approximately 34% of our employee workforce is employed under union bargained labor contracts that define compensation and benefits for participants and may include payments made by the Company associated with employee participation in union benefit and pension plans. Our median employee is an hourly employee who works for our utility business unit in Mobridge, South Dakota, and received compensation consisting of wages, cash incentive, and Company 401(k) Plan contributions totaling $107,705 in 2024. Our CEO's total compensation during the same time period was $5,628,905.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive CAP and the Company's financial performance.

Required Tabular Disclosure of CAP Versus Performance

The table below discloses information on CAP to our PEOs and (on average) to our non-PEO NEOs during the specified years alongside TSR and net income metrics, as well as a Company-selected measure of Adjusted Business Segment Earnings. The Company selected this measure as the most important in linking CAP to our NEOs and Company performance for 2024, as Adjusted Business Segment Earnings was the predominant metric used in our EICP, as described beginning on page 47.

(a)	(b)	(b)	(c)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
	SCT Total for PEO						Value of Initial Fixed $100 Investment Based on:			
Year[1]	Goodin ($)[2]	Kivisto ($)[2]	CAP to Goodin ($)[3]	CAP to Kivisto ($)[3]	Average SCT Total Compensation for Non-PEO NEOs ($)[4]	Average CAP to Non-PEO NEOs ($)[5]	Total Stockholder Return ($)[6]	Peer Group Total Stockholder Return ($)[7]	Net Income (in thousands) ($)[8]	Company Selected Measure - Adjusted Business Segment Earnings (in thousands) ($)[9]
2024	753,667	5,628,905	1,662,433	8,384,701	1,734,826	1,884,371	184.68	151.51	281,108	315,605
2023	7,100,593	—	4,987,034	—	2,113,640	1,648,546	110.18	136.68	414,707	288,170
2022	5,257,288	—	5,644,274	—	1,901,639	1,998,863	111.98	123.90	367,489	379,149
2021	5,210,467	—	7,143,972	—	1,810,584	2,273,834	110.37	128.00	378,131	385,210
2020	6,423,410	—	5,664,783	—	2,042,921	1,901,274	91.69	101.04	390,205	394,570

67 2025 Proxy Statement

EXECUTIVE COMPENSATION

(1) Our PEO for years 2020-23 and part of 2024 was Mr. Goodin. Ms. Kivisto became our PEO upon Mr. Goodin's retirement. Our non-PEO NEOs were as follows:

- 2020-22 - Mr. Vollmer, David C. Barney, Mr. Thiede, and Ms. Kivisto;
- 2023 - Mr. Vollmer, Mr. Thiede, Ms. Kivisto, and Ms. Jones; and
- 2024 - Mr. Vollmer, Mr. Senger, Ms. Jones, Mr. Johnson, and Mr. Thiede.

(2) Represents Mr. Goodin's total compensation as shown in the SCT for the respective years, and Ms. Kivisto's total compensation for 2024 as shown in the SCT.

(3) To arrive at 2024 CAP for Mr. Goodin and Ms. Kivisto, total compensation as reported in the SCT was adjusted for the following:

	Goodin ($)	Kivisto ($)
SCT Total Compensation for the PEO	753,667	5,628,905
less: Reported Value of Stock Awards in the SCT[a]	339,417	3,162,624
plus: Equity Award Adjustments[a][b]	1,248,183	5,918,420
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	—	—
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—	—
CAP for the PEO	1,662,433	8,384,701

(a) Equity compensation grant date and year-end fair value for RSUs were determined by the closing stock price on the grant date or year-end, as applicable.

(b) Stock Award Adjustments in determining CAP:

PEO	Year-end Fair Value of Equity Awards Granted in the Year that are Unvested ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
Goodin	—	823,955	—	2,397,278	(1,973,050)	—	1,248,183
Kivisto	4,616,526	666,658	—	635,236	—	—	5,918,420

(4) Represents the average total compensation of our non-PEO NEOs as shown in the SCT for the respective year.

(5) To arrive at the Average 2024 CAP for our non-PEO NEOs, total compensation as reported in the SCT was adjusted for the following:

Average of SCT Total Compensation for Non-PEO NEOs	1,734,826
less: Reported Value of Stock Awards in the SCT[a]	810,258
plus: Equity Award Adjustments[a][b]	959,803
less: Change in Actuarial Present Value of Defined Benefit and Pension Plans as Reported in the SCT	—
plus: Aggregate Service Cost and Prior Service Costs on Defined Benefit and Pension Plans	—
Average CAP for the Non-PEO NEOs	1,884,371

(a) Equity compensation grant date and year-end fair value for time vesting awards determined by the closing stock price on the grant date or year-end, as applicable.

(b) Stock Award Adjustments for average non-PEO NEO:

Year	Year-end Fair Value of Equity Awards Granted in the Year that are Unvested ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that are Unvested ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the Year ($)	Prior Year-end Fair Value of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Equity Awards not Otherwise Reflected in Fair Value or Total Compensation ($)	Total Equity Award Adjustments ($)
2024	804,885	255,057	—	233,067	(333,206)	—	959,803

(6) Represents value of $100 invested in Company Stock on December 31, 2019, as of December 31, 2020, December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024, assuming dividends are reinvested in company stock at the frequency paid.

MDU RESOURCES GROUP, INC.

68

EXECUTIVE COMPENSATION

(7) Represents the value of $100 invested in the compensation peer group company stock on December 31, 2019, as of December 31, 2020, December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024 assuming dividends are reinvested in the compensation peer group stock at the frequency paid. Returns of each peer group company are weighted according to the peer group company's market capitalization at the beginning of the period. Our compensation benchmarking peer group companies for 2020, 2021, 2022, 2023, and 2024 included:

2020 and 2021	2022 and 2023*	2024**
Alliant Energy Corporation	Alliant Energy Corporation	Alliant Energy Corporation
Ameren Corporation	Ameren Corporation	Ameren Corporation
Atmos Energy Corporation	Atmos Energy Corporation	APi Group Corporation
Black Hills Corporation	Black Hills Corporation	Atmos Energy Corporation
CMS Energy Corporation	CMS Energy Corporation	Avista Corporation
Dycom Industries, Inc.	Dycom Industries, Inc.	Black Hills Corporation
EMCOR Group, Inc.	EMCOR Group, Inc.	CMS Energy Corporation
Evergy, Inc.	Evergy, Inc.	Comfort Systems USA, Inc.
Granite Construction Incorporated	Granite Construction Incorporated	Dycom Industries, Inc.
Jacobs Engineering Group Inc.	KBR, Inc.	EMCOR Group, Inc.
KBR, Inc.	Martin Marietta Materials Inc.	Evergy, Inc.
Martin Marietta Materials Inc.	MasTec, Inc.	KBR, Inc.
MasTec, Inc.	MYR Group Inc.*	MYR Group Inc.
NiSource Inc.	NiSource Inc.	New Jersey Resources Corporation
Pinnacle West Capital Corporation	Pinnacle West Capital Corporation	NiSource Inc.
Portland General Electric Company	Portland General Electric Company	OGE Energy Corp.
Quanta Services, Inc.	Quanta Services, Inc.	Pinnacle West Capital Corporation
Southwest Gas Holdings, Inc.	Southwest Gas Holdings, Inc.	Portland General Electric Company
Summit Materials, Inc.	Summit Materials, Inc.	Primoris Services Corporation
Vulcan Materials Company	Vulcan Materials Company	Southwest Gas Holdings, Inc.
WEC Energy Group, Inc.	WEC Energy Group, Inc.	WEC Energy Group, Inc.

* Jacobs Engineering Group, Inc. was replaced with MYR Group, Inc. in 2022 due to size.

** Following completion of the Knife River spinoff, the Compensation Committee revised the peer group. Companies associated with the construction materials industry, namely Granite Construction Incorporated, Martin Marietta Materials, Inc., Summit Materials, Inc., and Vulcan Materials Company were removed. Other companies removed due to size were MasTec, Inc. and Quanta Services, Inc. Companies added to the 2024 peer group included APi Group Corporation, Avista Corporation, Comfort Systems USA, Inc., New Jersey Resources Corporation, OGE Energy Corp., and Primoris Services Corporation.

Total stockholder return for the peer group companies were as follows:

	12/31/2019 ($)	12/31/2020 ($)	12/31/2021 ($)	12/31/2022 ($)	12/31/2023 ($)	12/31/2024 ($)
2020-22 Peer Group	100.00	101.04	128.00	124.22	136.60	173.56
2022-23 Peer Group	100.00	100.01	126.85	123.90	136.68	173.59
2024 Peer Group	100.00	95.85	113.87	115.76	117.03	151.51

(8) Represents Net Income reported for the Company in 2020, 2021, 2022, 2023, and 2024.

(9) Business segment earnings represent the earnings generated by our business segments, including the Electric and Natural Gas Distribution and Pipeline segments, as well as the Construction Services and Construction Materials and Contracting segments, prior to their spinoffs in 2024 and 2023, respectively. The combined earnings of each of these business segments plus results of activities classified as Other reflect net income as reported in our financial statements as follows:

(shown in thousands)	2024 ($)	2023 ($)	2022 ($)	2021 ($)	2020 ($)
Electric and Natural Gas Distribution	121,730	120,079	102,248	103,502	99,650
Pipeline	68,042	46,918	35,288	40,896	37,012
Construction Services	122,031	137,230	124,781	109,402	109,721
Construction Materials and Contracting	—	(18,456)	116,220	129,755	147,325
Business Segment Earnings[(a)]	**311,803**	**285,771**	**378,537**	**383,555**	**393,708**
Other	(30,695)	128,936	(11,048)	(5,424)	(3,503)
Net Income	**281,108**	**414,707**	**367,489**	**378,131**	**390,205**
Business Segment Earnings	**311,803**	**285,771**	**378,537**	**383,555**	**393,708**
Adjustments approved by the Compensation Committee for Incentive Purposes	3,802	2,399	612	1,655	862
Adjusted Business Segment Earnings for Incentive Purposes[(b)]	**315,605**	**288,170**	**379,149**	**385,210**	**394,570**

(a) Business Segment Earnings includes earnings from continuing and discontinued operations associated with each business segment.

(b) Business Segment Earnings are adjusted for certain events approved by the Compensation Committee.

69 2025 Proxy Statement

2024 Most Important Financial Measures The 2024 most important financial performance measures used by the Company to link PEO and Non-PEO NEO CAP to Company performance are listed, each of which is described in more detail in the CD&A beginning on page 42. Performance Metrics Most Closely Linked to CAP for 2024 (Unranked) Adjusted Business Segment Earnings Adjusted Electric and Natural Gas Distribution Segment Earnings Adjusted Pipeline Segment Earnings Descriptions of the Information Presented in the Pay Versus Performance Table We are providing the following graphics to illustrate the relationship between our PEO CAP and our non-PEO NEOs’ CAP as a group and Company performance, as set forth and described in and under Pay Versus Performance, including the Company’s cumulative TSR, net income, and Adjusted Business Segment Earnings. In addition, we are providing a graphic to illustrate the relationship between the Company’s cumulative TSR and our compensation benchmarking peer group’s cumulative TSR. PEO CAP 1 refers to Mr. Goodin and PEO CAP 2 refers to Ms. Kivisto. CAP vs. TSR Our TSR is a reflection of our stock price and dividends paid over a period of time and is important to stockholders as it measures the performance of an investment in our Common Stock in the marketplace. The following chart depicts the PEO and average non-PEO NEO CAP compared to the value of $100 invested in Company and peer company stock on December 31, 2019 as of December 31, 2020, December 31, 2021, December 31, 2022, December 31, 2023, and December 31, 2024, assuming dividends are reinvested at the frequency paid. C om pe ns at io n A ct ua lly P ai d (in th ou sa nd s) Total S tockholder R eturn Compensation Actually Paid vs. Total Stockholder Return PEO CAP 1 PEO CAP 2 Average Non-PEO NEO CAP TSR Peer TSR 12/31/19 12/31/20 12/31/21 12/31/22 12/31/23 12/31/24 $0 $2,500 $5,000 $7,500 $10,000 $0 $50 $100 $150 $200 EXECUTIVE COMPENSATION 70

CAP vs. Net Income The following chart depicts the PEO and average non-PEO NEO CAP compared to the Company’s net income for 2020, 2021, 2022, 2023, and 2024. C om pe ns at io n A ct ua lly P ai d (in th ou sa nd s) N et Incom e (in m illions) Compensation Actually Paid vs. Net Income PEO CAP 1 PEO CAP 2 Average Non-PEO NEO CAP Net Income 12/31/20 12/31/21 12/31/22 12/31/23 12/31/24 $0 $2,500 $5,000 $7,500 $10,000 $0 $100 $200 $300 $400 $500 CAP vs. Adjusted Business Segment Earnings The following chart depicts the PEO and average non-PEO NEO CAP compared to the Company’s Adjusted Business Segment Earnings for 2020, 2021, 2022, 2023, and 2024. C om pe ns at io n A ct ua lly P ai d (in th ou sa nd s) B usiness S egm ent E arnings (in m illions) Compensation Actually Paid vs. Adjusted Business Segment Earnings PEO CAP 1 PEO CAP 2 Average Non-PEO NEO CAP Adjusted Business Segment Earnings used for Incentive Purposes 12/31/20 12/31/21 12/31/22 12/31/23 12/31/24 $0 $2,500 $5,000 $7,500 $10,000 $0 $100 $200 $300 $400 $500 EXECUTIVE COMPENSATION 71 2025 Proxy Statement

PROPOSAL Approval of Amended and Restated LTIP 3 R The Board recommends a vote FOR this proposal. Overview The Board has adopted, subject to stockholder approval, an amended and restated LTIP. The Board believes that the amended and restated LTIP is in the best interests of the Company and its stockholders because it provides the Company and its subsidiaries with the ability to retain, reward, and to the extent necessary, attract, and incentivize, its employees, officers, and directors. Awards granted under the LTIP are intended to promote growth, improve performance, and further align grantees’ interests with those of stockholders through the ownership of additional shares of Common Stock. The following is a summary of the material terms of the LTIP, and is qualified in its entirety by the complete text of the LTIP, which is attached as the Appendix. The capitalized terms used but not defined in this summary have the meanings ascribed to them in the LTIP. Material Changes Except as noted below, the LTIP generally contains the same features, terms, and conditions as set forth in the LTIP’s most recent restatement, effective February 15, 2024. No additional shares under the LTIP's maximum share reserve are being requested. The last time the Company requested additional shares to the reserve was April 24, 2001. The material changes to the LTIP are as follows: • adds non-employee directors as eligible participants (because the Director LTI, currently used to issue director equity compensation, is expected to be depleted of its available securities for issuance within a year); • establishes a $600,000 annual cap on LTI awards (taking into account cash fees) to a non-employee director; • establishes an $8 million (or 500,000 shares, whichever is greater) annual cap on LTI awards to an employee; and • sets the minimum vesting period required for full value awards with no performance-based vesting characteristics at one year, and limits the maximum number of shares that can be exempt from the one-year minimum vesting requirement at 462,140 shares. The LTIP also removes certain terms, concepts, and limitations previously necessary to comply with the performance-based compensation exception to IRC Section 162(m)’s limitation on deductible compensation, given this exception is no longer applicable due to tax law changes. Purpose of the Plan The LTIP’s purpose is to promote the success, and enhance the value, of the Company by linking the personal interests of officers, key employees, and non-employee directors to those of the Company’s stockholders and customers. The LTIP also enhances the Company’s ability to motivate, attract, and retain the services of valuable employees. 72

Types of Awards The Compensation Committee may make certain awards under the LTIP: Restricted Stock. Restricted stock may be awarded in amounts and under terms and conditions as determined by the Compensation Committee, including time-based or performance-based vesting restrictions. Before vesting, participants holding restricted stock may exercise full voting rights with respect to those shares and, subject to the Compensation Committee's right to determine otherwise at the time of grant, will receive regular cash dividends. All other distributions paid with respect to restricted stock will be subject to the same restrictions on transferability and forfeitability as the shares of restricted stock with respect to which they were paid. PSAs. PSAs may be awarded in amounts and under terms and conditions as determined by the Compensation Committee. The Compensation Committee will set performance goals to determine, based on the level of goal achievement, the ultimate number of shares to be issued to the participant. No dividends are required to be paid on PSAs. The Compensation Committee is authorized to grant dividend equivalent rights with respect to PSAs, which, unless otherwise determined by the Compensation Committee, will be paid commensurate with distribution of the respective PSAs to the participant. Payments, if any, will be made in cash and/or shares of Common Stock after the performance period ends based on the performance level achieved. The Compensation Committee may apply restrictions to shares, as deemed appropriate. RSUs. RSUs may be awarded in amounts and under terms and conditions as determined by the Compensation Committee. RSUs are similar to restricted stock awards in that the value of an RSU is denominated in shares of stock. However, unlike a restricted stock award, no shares of stock are transferred to the participant until the RSU award’s vesting conditions are satisfied. Participants have no voting rights with respect to any RSUs and no dividends are required to be paid on RSUs. The Compensation Committee is authorized to grant dividend equivalent rights with respect to RSUs, which, unless otherwise determined by the Compensation Committee, will be paid commensurate with distribution of the respective RSUs to the participant. Annual Director Stock Awards. The Compensation Committee may grant Annual Director Stock Awards to a non-employee director based on the requisite service rendered as a non-employee director. Historically, annual director stock awards have been fully vested and granted based on past service. Other Awards. The Compensation Committee may grant other awards, including Common Stock based upon the attainment of certain performance goals established by the Compensation Committee, the payment of shares in lieu of cash, the payment of cash based on attainment of performance goals, and the payment of shares in lieu of cash under the Company’s other incentive or bonus programs. The Compensation Committee will determine the terms and conditions of awards granted under the LTIP on a grant-by-grant basis, subject to limitations contained in the LTIP. Eligibility All officers and key employees of the Company and its subsidiaries and all non-employee directors are eligible to participate in the LTIP. Twenty employees and seven non-employee directors are currently eligible to participate in the LTIP. Administration The LTIP is administered by the Compensation Committee, or any other committee appointed by the Board. Subject to the terms of the LTIP, the Compensation Committee has full power to determine the persons to receive awards, as well as the size, type, and terms of awards. The Compensation Committee may also amend outstanding awards subject to restrictions stated in the LTIP. Shares Subject to the Plan The LTIP contains a maximum number of shares that may be issued pursuant to awards of 9,242,806. This maximum share limit has not been increased in connection with the proposed amended and restated LTIP subject to stockholder approval. Shares underlying lapsed or forfeited restricted stock awards are not treated as having been issued under the LTIP. Shares withheld from an award to satisfy tax withholding obligations are counted as shares issued under the LTIP. Shares that are potentially deliverable under an award that expires or is canceled, forfeited, settled in cash, or otherwise settled without the delivery of shares are not treated as having been issued under the LTIP. Shares issued under the LTIP may be authorized but unissued shares of Common Stock, treasury stock, or shares purchased on the open market. If an equity restructuring occurs (e.g., stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend), the Compensation Committee will equitably adjust the LTIP to prevent dilution or enlargement of rights by modifying (i) the number and kind of shares deliverable, (ii) individual limitations, and (iii) the terms and conditions of outstanding awards, including the number and kind of shares subject to outstanding awards, price of shares subject to outstanding awards, performance goals, the market price of shares, per-share results, and other PROPOSAL 3 73 2025 Proxy Statement terms and conditions. In the event of other changes in corporate capitalization (e.g., merger, consolidation, or liquidation), the Compensation Committee may also make adjustments, as described above. The number of shares subject to any award will be rounded down to a whole number when adjustments are made. Adjustments are final, binding, and conclusive. See Equity Compensation Plan Information on page 76 for further information. Minimum Vesting Requirements Under the LTIP, the minimum vesting period for awards is at least one year. Vesting may occur ratably each month, quarter, or anniversary of the grant date. The Compensation Committee does not have discretion to accelerate vesting of full value awards, except in the event of a change in control or similar transaction, or the death, disability, or termination of employment of a participant. The Compensation Committee may grant up to 462,140 shares of full value awards that have a shorter vesting period or no vesting requirement. Original Effective Date and Duration The LTIP was initially approved by the Board on February 7, 1997, and first became effective upon stockholders’ approval at the Annual Meeting on April 22, 1997. The LTIP has been amended and restated many times and will continue to remain in effect until it is either terminated by the Board or all shares thereunder have been issued. Amendment, Modification, and Termination The Board may, at any time and from time to time, amend or terminate the LTIP, provided that no amendment will be made without stockholder approval if stockholder approval is required to enable the LTIP to comply with applicable federal securities laws or any stock exchange or market upon which the shares are then listed and/or traded. Performance Goals The Compensation Committee has full discretion to establish the performance goal(s) from which performance-based vesting conditions will be measured. The performance goals may be measured on a corporate, subsidiary, business unit, or individual basis, or a combination thereof. Performance goals may reflect absolute entity or individual performance or a relative comparison of entity or individual performance to the performance of a peer group of entities or other external measures. Forfeiture of Awards Each award agreement will set forth the participant's rights with respect to the award, including provisions relating to complete or partial forfeiture. The Compensation Committee may specify in an award agreement that rights and benefits with respect to an award may be subject to reduction, cancellation, forfeiture, or recoupment upon certain events, including but not limited to termination of employment for cause, termination of employment without cause, termination of the provisions of services to the Company, or pursuant to any clawback policy adopted by the Company. Transferability Except as otherwise determined by the Compensation Committee and set forth in the applicable award agreement and subject to the provisions of the LTIP, awards may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated other than by will or by the laws of descent and distribution, and a participant's rights with respect to such shares or units shall be exercisable only by the participant or the participant's legal representative during the participant’s lifetime. Change in Control Upon a change in control, as defined in the LTIP, and except as may otherwise be provided in any agreement applicable to the LTIP participant: • Each outstanding award shall vest in accordance with the LTIP and the applicable award agreement, except that such accelerated vesting shall not apply to the extent that a “Replacement Award” is granted to the participant; and • The Compensation Committee may make any such adjustment to an outstanding equity award as is permitted under the LTIP. PROPOSAL 3 74

Clawbacks The LTIP provides that if the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under the federal securities laws, the Company or the Compensation Committee may, or shall if required, take action to recover incentive-based compensation from specific executive officers in accordance with the Clawback Policy, and the applicable rules of the SEC and NYSE. U.S. Income Tax Considerations The following is a summary of certain federal tax considerations with respect to awards under the LTIP. The discussion is based on federal tax laws and regulations currently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal tax aspects of the LTIP. A participant may also be subject to state and local taxes in connection with the grant of awards under the LTIP. Restricted Stock. A participant will not recognize income at the time of the grant of restricted stock, provided that the stock subject to the award is subject to restrictions that constitute a “substantial risk of forfeiture” for federal income tax purposes. Upon the later vesting of shares subject to an award, the participant will recognize ordinary income equal to the then FMV of those shares and the Company will be entitled to a corresponding deduction for tax purposes. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains or losses, as applicable, with the basis in the shares equal to the FMV of the shares at the time of the later of delivery or vesting. Dividends paid to the participant during the restriction period, if so provided, will also be compensation income to the participant, and the Company will be entitled to a corresponding deduction for tax purposes. A participant who makes an election under Section 83(b) of the IRC will include the full FMV of the restricted stock award as taxable income in the year of grant at the grant date FMV. PSAs and RSUs. A participant who has been granted a PSA or RSU will not recognize income as long as the award remains unsettled. When the PSA or RSU is settled and one or more shares are issued, the participant will recognize ordinary income equal to the then FMV of the issued shares, and the Company will be entitled to a corresponding deduction for tax purposes. Since no stock is transferred to the participant on the grant date of a PSA or RSU, an election to have the PSA or RSU taxed at the grant date cannot be made since Section 83(b) of the IRC requires a transfer of stock. Deduction Limits. Section 162(m) of the IRC generally limits the Company's ability to deduct compensation in excess of $1 million per year for persons who are "covered employees," defined to include the CEO, CFO, the three other most highly-paid executive officers, and any employee who has been a covered employee for any fiscal year beginning after December 31, 2016. All compensation which becomes taxable in the year is generally subject to this deduction limit if the aggregate amount of compensation of the covered employee exceeds $1 million. With respect to the Company's granting of awards under the LTIP or the payment of compensation to the extent such compensation would not be deductible under Section 162(m) of the IRC, the Company considers the deductibility of awards granted under the LTIP as only one factor in determining executive compensation. The Company also considers other factors in determining which types of awards to grant, even to the extent such grant results in the compensation relating to the award not being deductible under Section 162(m). Accordingly, while the Compensation Committee will consider these deduction limits in setting the size, terms, and conditions of awards, the Compensation Committee may decide to grant awards that exceed the deduction limit. Withholding of Taxes. The Company may withhold amounts from participants to satisfy tax withholding requirements. Except as otherwise provided by the Compensation Committee, participants may have shares withheld from awards to satisfy the tax withholding requirements, provided such withholding does not trigger adverse accounting consequences. Tax Advice. The preceding discussion is based on federal tax laws and regulations currently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the LTIP. A participant may also be subject to state and local taxes in connection with the grant of awards under the LTIP. The Company suggests participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them. Accounting Treatment Under FASB ASC 718, the Company is required to recognize compensation expense on its income statement over the requisite service period or performance period based on the grant date fair value of equity-based compensation. PROPOSAL 3 75 2025 Proxy Statement

PROPOSAL 3

Awards Granted Under LTIP

The table below shows the number of outstanding shares of Common Stock subject to awards that have been granted to the individuals and groups indicated below since inception of the LTIP, as of December 31, 2024. The closing price of a share of Common Stock on the Record Date was $16.88 per share.

Name	Shares Subject to Stock Awards (#)[1]	Market Value of Shares Subject to Stock Awards ($)
Kivisto	343,258	5,794,195
Vollmer	197,314	3,330,660
Senger	67,632	1,141,628
Jones	67,888	1,145,949
Johnson	57,058	963,139
Goodin	107,611	1,816,474
Thiede	—	—
All current executive officers as a group (8 people)	787,914	13,299,988
All current non-employee directors as a group	—	—
Each nominee for election as a director	—	—
Each associate of any of such directors, executive officers, or nominees	—	—
Each other person who received or is to receive 5% of such options, warrants, or rights	—	—
All employees, including all current officers, who are not executive officers, as a group (15 people)	344,992	5,823,465

(1) Stock awards were in the form of RSU awards. See LTI beginning on page 51 for additional details.

Summary

The Board has approved the LTIP contingent upon stockholder approval. If the stockholders do not approve of the LTIP, the current version of the LTIP will remain in effect. At the present time, no specific determination has been made as to the grant or allocation of awards under the LTIP, whether or not it is approved by stockholders. See Director Compensation beginning on page 37, and Grants of Plan-Based Awards in 2024 on page 62. The closing sale price of the Common Stock on the Record Date was $16.88. To approve the LTIP, the proposal must receive the affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon.

Equity Compensation Plan Information

The following table provides information as of December 31, 2024 for compensation plans under which equity securities may be issued:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (#)	Weighted-Average Exercise Price of Outstanding Options, Warrants, and Rights ($)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plan (Excluding Securities Reflected in Column(a)) (#)
Equity Compensation Plans Approved by Security Holders[1]	1,240,517 (2)	— (3)	1,063,222 (4)(5)
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A
Total	**1,240,517**	**—**	**1,063,222**

(1) Consists of the Director LTI and the LTIP. For more information, see Note 13 in the Annual Report, which is available at investor.mdu.com/financials/annual-reports/.

(2) Consists of RSUs.

(3) No weighted average exercise price is shown for the RSUs because such awards have no exercise price.

(4) This amount includes 1,017,666 shares available for future issuance under the LTIP in connection with grants of RSUs, PSAs, or other equity-based awards.

(5) This amount includes 45,556 shares available for future issuance under the Director LTIP.

MDU RESOURCES GROUP, INC.

76

PROPOSAL Ratification of Appointment of Our Independent Registered Public Accounting Firm 4 R The Board recommends a vote FOR this proposal. The Audit Committee is responsible for the appointment, compensation, retention, and oversight of the independent registered public accounting firm retained to audit the Company’s financial statements. The Audit Committee conducts an annual evaluation of the independent registered public accounting firm’s qualifications, performance, and independence. The Audit Committee exercises sole authority to approve all audit engagement fees. The Audit Committee provides that the lead audit partner is regularly rotated, as required by law, as it did in 2022. The Audit Committee is also involved in reviewing, evaluating, and selecting the new lead audit partner based on their qualifications when the previous lead audit partner is required to rotate off the audit engagement. The Audit Committee has appointed Deloitte as our independent registered public accounting firm for 2025. We are asking stockholders at the Annual Meeting to ratify this appointment of Deloitte for Fiscal 2025. Deloitte has served as our independent registered public accounting firm since 2002. The Audit Committee and the Board believe that the continued retention of Deloitte to serve as the Company’s independent registered public accounting firm is in the best interests of the Company and its stockholders. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the appointment of Deloitte to our stockholders for ratification because we value our stockholders’ views regarding this appointment and we view it as a good corporate governance practice. In the event that stockholders do not ratify this appointment, it will be deemed a recommendation to the Board and the Audit Committee to consider selecting a different firm. Even if the appointment is ratified, the Audit Committee may in its discretion select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and its stockholders. Representatives of Deloitte will be present at the Annual Meeting and will have an opportunity to make a statement and respond to appropriate questions. Audit and Non-Audit Fees The following table summarizes the aggregate fees we paid Deloitte for professional services rendered for 2023 and 2024: 2023 2024 Fee ($) ($) Audit Fees(1) 3,080,040 2,806,601 Audit-Related Fees(2) 2,150,954 1,907,419 Tax Fees — — All Other Fees — — Total Fees(3) 5,230,994 4,714,020 (1) Audit fees for 2023 and 2024 consisted of fees for the annual audit of our consolidated financial statements and internal control over financial reporting, statutory and regulatory audits, reviews of quarterly financial statements, comfort letters in connection with securities offerings, and other filings with the SEC. (2) Fees for Knife River and Everus audits in connection with the spinoffs and other filings with the SEC. (3) Total fees reported above include out-of-pocket expenses related to the services provided of $419,766 for 2023 and $281,511 for 2024. 77 2025 Proxy Statement

Audit Committee Preapproval Policies and Procedures The Audit Committee has a policy that all audit and non-audit services to be provided by our independent registered public accounting firm, including services for our subsidiaries and affiliates, are to be approved in advance by the Audit Committee, regardless of the estimated cost for providing such services. The Audit Committee has delegated authority to the Audit Committee Chair to approve fees between meetings, and then review the fees with the Audit Committee at the following meeting. Management reviews the total amount and nature of the audit and non-audit services provided by the independent registered public accounting firm since its prior meeting, including services for our subsidiaries, with the Audit Committee at regularly-scheduled meetings. All of the services provided by, and fees paid to, Deloitte during 2024 and 2023 were pre-approved by the Audit Committee. Audit Committee Report The Audit Committee assists the Board in fulfilling its oversight responsibilities of the Company’s accounting policies and practices, as well as financial reporting, per its charter. The Audit Committee is responsible for the appointment, compensation, and oversight of the independent registered public accounting firm. The Company’s management is responsible for preparing our financial statements and establishing and maintaining adequate internal controls over financial reporting. The Audit Committee consists of four independent directors named below, as independence is defined under the NYSE rules. All of the Audit Committee members meet the expertise requirements under the NYSE rules. Mr. Johnson serves as an Ex Officio Member. The Audit Committee held 11 meetings during 2024. At these meetings, the Audit Committee discussed the assessment of the Company’s internal controls over financial reporting with management, Deloitte, and the internal auditors. The Audit Committee also discussed with Deloitte its opinion on the Company’s internal controls over financial reporting contained in the Annual Report. The Audit Committee regularly meets privately with Deloitte, the internal auditors, and the Director of Internal Auditing. The Audit Committee reviewed and discussed with management and Deloitte the 2024 audited financial statements. The Audit Committee also discussed with Deloitte the matters required to be discussed by applicable requirements of the PCAOB and SEC. The Audit Committee, both with and without management present, discussed and reviewed the results of Deloitte’s examination of the financial statements and the overall quality of the Company’s financial reporting. The Audit Committee engages in an annual evaluation of the independent registered public accounting firm’s qualifications. In evaluating and selecting the Company’s independent registered public accounting firm, the Audit Committee considered, among other things, historical and recent performance of the firm; an analysis of known significant legal or regulatory proceedings related to the firm; external data on audit quality and performance, including PCAOB reports; industry experience; audit fee revenues; firm capabilities and audit approach; and the independence, tenure, and partner rotation of the audit firm. The Audit Committee also considers the advisability and potential impact of selecting a different independent registered public accounting firm. The Audit Committee obtained from Deloitte the written disclosures and the letter required by applicable PCAOB requirements regarding the independent registered public accounting firm’s communications with the Audit Committee concerning independence, and has discussed with Deloitte its independence and any relationships that may affect its objectivity. The Audit Committee also considers whether non-audit services provided by Deloitte, if applicable, are compatible with maintaining Deloitte’s independence. The Audit Committee has satisfied itself that Deloitte is independent. As a result of this evaluation, the Audit Committee approved the appointment of Deloitte as the Company’s independent registered public accounting firm for 2025. Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the Annual Report. Members of the Audit Committee Douglas W. Jaeger Chair Vernon A. Dosch Member Darrel T. Anderson Member Chenxi Wang(1) Member Dennis W. Johnson Ex Officio Member (1) Ms. Wang will be departing the Board when her term expires at the conclusion of the Annual Meeting. PROPOSAL 4 78

RESPONSIBLE BUSINESS STEWARDSHIP Managing the business responsibly—with a focus on how we can continue to provide safe, reliable, affordable, and environmentally responsible services for our customers—is embedded in the Company’s long-term strategy. We seek to operate in ways that minimize impacts and promote conservation while maximizing resource use in meeting our customers’ needs because we know having a sound, stable environment is critical to continuing our businesses. Some of the Company’s efforts include engaging in wildlife protection practices, promoting emission reduction and fuel conservation, working with wildlife regulatory agencies, developing water enhancement practices, protecting water quality, controlling and preventing the spread of noxious weeds, reducing noise, and implementing programs to develop and enhance public spaces in the communities we serve. We believe our focus on sustainability makes our company a better corporate citizen while creating opportunities to increase revenues and profitability, create a competitive advantage, and attract a skilled workforce. To better serve our investors and other stakeholders, we report certain metrics relevant and important to our operations in the frameworks that provide our stakeholders more uniform and transparent data and information, allowing for comparison with our peers and other companies operating in our industries. The Company believes in responsible business and the fundamental commitment to its stakeholders, including, customers, employees, suppliers, communities, and stockholders. The Company manages its business with a long-term view toward sustainable operations, focusing on how economic, environmental and social efforts can help us continue to provide affordable and reliable essential products and services to our customers. Strategy and Goals We are committed to doing our part to ensure a sustainable, low-carbon future. Natural gas will remain a foundational fuel in the effort to build a cleaner energy future, driving critical energy services that are vital to daily life and our nation’s economy. We have established three near-term environmental-related goals: • Electric Generation Intensity. Reducing our owned generation facilities’ electric GHG emissions intensity by 45% by 2030, compared to 2005 levels. • Utility Methane. Reducing our natural gas utility’s methane emissions by 30% by 2035, compared to 2022 levels. • Pipeline Methane Intensity. Reducing WBI Energy’s methane emissions intensity by 25% by 2030, compared to 2020 rates. To learn more about our responsible business practices, see our Sustainability Report, which is presented consistent with SASB, TCFD, EEI, and AGA reporting standards and is available at mdu.com/sustainability/. The information provided in the Sustainability Report is not part of this Proxy Statement and is not incorporated by reference as part of this Proxy Statement. 79 2025 Proxy Statement

STOCKHOLDER OWNERSHIP Directors and Executive Officers The table below shows the number of shares of Common Stock beneficially owned by each of our directors, director nominees, and NEOs, and by all directors, director nominees, NEOs, and other executive officers as a group, as of the Record Date. No individual director, director nominee, or NEO beneficially owned 1% or more of the total number of outstanding shares as of the Record Date. Each person has sole voting and investment power for the number of shares shown, except as otherwise noted below. Beneficial ownership is determined in accordance with SEC rules. Name Common Stock Beneficially Owned (#)(1) Anderson 9,512 Dosch 2,613 Durkin 3,407 Goodin(2) 611,599 Jaeger 5,452 D. Johnson(3) 180,329 R. Johnson 93,874 Jones 91,617 Kivisto(4) 251,731 Patel — Senger 70,877 Thiede(2) 277,833 Vollmer 216,334 Wang(5) 33,691 All 17 directors, director nominees, and executive officers (and former directors and executive officers) as a group, including the NEOs 1,923,065 (6) (1) This column includes shares held in the 401(k) Plan. (2) This information is based on the last beneficial ownership reports filed on behalf of Messrs. Goodin and Thiede with the SEC on February 16, 2024. (3) Mr. Johnson disclaims all beneficial ownership of 163 shares owned by his spouse. (4) The total includes 531 shares owned by Ms. Kivisto’s spouse. (5) Ms. Wang will be departing the Board when her term expires at the conclusion of the Annual Meeting. (6) This number represents approximately 1% of the shares of Common Stock outstanding at the close of business on the Record Date. 80

STOCKHOLDER OWNERSHIP

Principal Stockholders

The table below provides information on stockholders who beneficially owned more than 5% of our Common Stock as of the Record Date according to reports filed with the SEC as of such date.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (#)	Percent of Class (%)
BlackRock, Inc. 50 Hudson Yards New York, New York 10001	25,349,251[(1)]	12.4[(1)]
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, Pennsylvania 19355	22,997,452[(2)]	11.3[(2)]

(1) Reflects shares beneficially owned as of October 31, 2024, according to Amendment No. 2 to Schedule 13G filed with the SEC on November 7, 2024. As reported in this schedule, BlackRock, Inc. reported sole voting power with respect to 24,806,749 shares and sole dispositive power with respect to 25,349,251 shares.

(2) Reflects shares beneficially owned as of December 31, 2024, according to Amendment No. 13 to Schedule 13G filed with the SEC on January 30, 2025. As reported in this schedule, The Vanguard Group, Inc. reported sole dispositive power with respect to 22,718,609 shares, shared dispositive power with respect to 278,843 shares, and shared voting power with respect to 68,455 shares.

Delinquent Section 16(a) Report

Section 16(a) of the Exchange Act requires that our directors, executive officers, and persons who own more than 10% of the Common Stock file reports of ownership and changes in ownership of the Common Stock with the SEC. Based solely on our review of copies of such forms filed with the SEC, and written representations furnished to us that no other reports were required during 2024, we believe that during 2024, the persons subject to Section 16(a) reporting complied with all applicable Section 16(a) filing requirements, except for one Form 4 disclosing certain forfeitures of RSUs for Mr. Goodin during the period following his retirement as CEO, but prior to his retirement as a director, in February 2024.

81 2025 Proxy Statement

ADDITIONAL INFORMATION Deadlines and Procedures for Nominations and Stockholder Proposals for the 2026 Annual Meeting Nominations and Stockholder Proposals Procedure Deadline Proposals for Inclusion in Our 2026 Proxy Materials Under SEC Rule 14a-8, if a stockholder would like us to include a proposal in our Proxy Statement and form of proxy for the 2026 Annual Meeting pursuant to SEC Rule 14a-8, our Corporate Secretary must receive the proposal at our Corporate Headquarters in order to be considered for inclusion in the 2026 proxy statement. December 4, 2025 Director Nominations Under Our Proxy Access Bylaw Under our proxy access bylaw, a stockholder or group of stockholders may nominate one or more director candidates to be included in our 2026 Proxy Statement, provided that the stockholder(s) and nominee(s) satisfy the requirements specified in the Bylaws. In addition, Rule 14a-19 under the Exchange Act requires additional information be included in director nomination notices, including a statement that the stockholder intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors. If any change occurs with respect to such stockholder’s intent to solicit the holders of shares representing at least 67% of such voting power, such stockholder must notify us promptly. Notices of proxy access nomination for the 2026 Annual Meeting should be addressed to the Corporate Secretary at our Corporate Headquarters. You should carefully review the requirements specified in the Bylaws, which are available at investor.mdu.com/governance/governance-documents. No earlier than November 4, 2025, and no later than December 4, 2025 Other Proposals or Nominations for the 2026 Annual Meeting Under our Bylaws, a stockholder may nominate a person as a director, or present other items of business at an Annual Meeting. The requirements for such notice can be found in our Bylaws, which are available at investor.mdu.com/ governance/governance-documents. No earlier than January 13, 2026, and no later than February 12, 2026 We will make available to our stockholders to whom we furnish this Proxy Statement a copy of our Annual Report, excluding exhibits, which is required to be filed with the SEC. You may obtain a copy, without charge, upon written or oral request to the Office of the Treasurer of MDU Resources Group, Inc., 1200 West Century Avenue, P.O. Box 5650, Bismarck, North Dakota 58506, (701) 530-1000. You may also access our Annual Report at investor.mdu.com/financials/annual-reports/. By order of the Board, Anthony D. Foti Chief Legal Officer and Corporate Secretary April 3, 2025 82

FREQUENTLY ASKED QUESTIONS Q: What constitutes a quorum for the Annual Meeting? A: We will have a quorum and be able to conduct the business of the Annual Meeting if the holders of a majority of the shares of Common Stock outstanding and entitled to vote are present at the Annual Meeting, either in person or by proxy. We will count abstentions and broker non-votes, if any, as present and entitled to vote in determining whether we have a quorum. Q: Who may vote at the Annual Meeting? A: Only stockholders of record on the books of the Company as of the Record Date are entitled to vote at the Annual Meeting, and any adjournments or postponements of the meeting, on the items of business described in this Proxy Statement. There were 204,331,170 shares of Common Stock outstanding as of the Record Date. Each share of Common Stock is entitled to one vote. Q: Can I vote shares held in employee plans? A: If you hold shares of Common Stock through the 401(k) Plan, your proxy card includes the number of shares allocated to your plan account. Your proxy card will serve as a VIF for these shares for the plan trustee to vote the shares. The trustee will vote only those shares for which voting instructions have been given. To allow sufficient time for voting by the trustees of these plans, your voting instructions must be received by 11:59 p.m. EDT on May 12, 2025. Q: Could matters be voted on at the Annual Meeting other than the proposals on page 3? A: We do not know of any other business that will be presented at the Annual Meeting. If any other matters are properly brought before the meeting for consideration, then the persons named as proxies will have the discretion to vote on those matters for you using their best judgment. Q: What happens if I do not vote my shares? A: This depends on how you hold your shares and the type of proposal. If you hold your shares in “street name,” such as through a bank or brokerage account, it is important that you cast your vote if you want it to count for Proposals 1, 2, and 3. If you do not instruct your bank or broker regarding how to vote your shares, no votes will be cast on your behalf on Proposals 1, 2, and 3 because the broker does not have discretionary authority to vote. This is called a “broker non-vote.” Your bank or broker will have discretion to vote any uninstructed shares on Proposal 4. If you are a “stockholder of record,” meaning your stock ownership is reflected directly on the books and records of the Company’s transfer agent, or if you hold your shares through the 401(k) Plan, no votes will be cast on your behalf on any of the proposals if you do not cast your vote. Q: How will the votes be counted? A: Broadridge will tabulate and certify the votes. A representative of Broadridge will serve as the independent inspector of election. A majority of outstanding shares of stock entitled to vote must be present in person or represented by proxy to hold the Annual Meeting. Abstentions and broker non-votes are counted for purposes of determining whether a quorum is present at the Annual Meeting. If you are a beneficial holder and do not provide specific voting instruction to your broker, the organization that holds your shares will not be authorized to vote your shares, which would result in broker non-votes, on proposals other than the ratification of the selection of our independent registered public accounting firm for 2025. The following chart describes the proposals to be considered at the Annual Meeting, the vote required to elect directors and to adopt each other proposal, and the manner in which votes will be counted: 83 2025 Proxy Statement

Proposal Voting Options Vote Required to Approve Effect of Abstentions Effect of “Broker Non-Votes” 1 Elect seven directors to the Board to serve one-year terms For, against, or abstain on each nominee A nominee for director will be elected if the votes cast for such director nominee exceed the votes cast against such nominee. Cumulative voting is not permitted. No effect No effect 2 Vote, on an advisory basis, to approve the NEOs’ compensation For, against, or abstain Affirmative vote of a majority of the shares of Common Stock present in person or represented by proxy at the Annual Meeting and entitled to vote thereon. Same effect as votes against 3 Approve the Amended and Restated LTIP 4 Ratify the appointment of Deloitte as the Company’s independent registered public accounting firm for Fiscal 2025 Brokers have discretion to vote Q: What is the difference between a “stockholder of record” and a beneficial owner of shares held in “street name?” A: Stockholder of Record: If on the Record Date your shares are registered directly in your name with the Company’s transfer agent, you are considered a “stockholder of record” of those shares. In this case, the Notice has been sent to you directly by us. Beneficial Owners of Shares Held in Street Name: If on the Record Date your shares are held in a brokerage account or by a bank, trust, or other nominee or custodian, then you are considered the beneficial owner of those shares, which are held in “street name.” In this case, the Notice has been forwarded to you by that broker, bank, trustee, or other nominee or custodian. The broker, bank, trustee, or other nominee or custodian holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to instruct that broker, bank, trustee, or other nominee or custodian as to how to vote the shares held in your account by following the voting instructions that the broker, bank, trustee, or other nominee or custodian provides. Q: Can I change my mind after voting my shares? A: Yes, you may revoke your proxy at any time before it is used by: • sending a written notice to our Corporate Secretary at our Corporate Headquarters, • delivering a valid proxy card with a later date, • providing a later-dated vote by telephone, scanning, Internet, or app, or • voting at the Annual Meeting. Q: How do I attend the Annual Meeting? A: We are pleased to welcome stockholders to the Annual Meeting. The Annual Meeting will be held in a virtual only format to make the meeting accessible to a greater number of stockholders. All stockholders will be afforded the same rights they would have had at a physical meeting. The live audio webcast of the meeting will begin promptly at 9:30 a.m. CDT. Online access to the audio webcast will open shortly prior to the start of the meeting to allow time for you to log-in and test your device’s audio system. The virtual meeting platform is supported across browsers and devices running the most updated version of applicable software and plug-ins. Participants should give themselves plenty of time to log in, ensure they have a strong Internet connection, and can hear streaming audio prior to the start of the Annual Meeting. We encourage you to access the meeting in advance of the designated start time. A support line will be available on the meeting website shortly prior to, and during, the meeting to assist stockholders with any technical difficulties they may have accessing or hearing the meeting. To be admitted to the Annual Meeting, you will need to log-in to virtualshareholdermeeting.com/MDU2025 using the 16-digit control number found on your Notice, proxy card, VIF, or email previously sent to stockholders entitled to vote at the Annual Meeting. Even if you plan on attending the Annual Meeting, we encourage you to vote your shares in advance using one of the methods described in this Proxy Statement to provide that your vote will be represented at the Annual Meeting. Q: Will there be a question and answer session at the Annual Meeting? A: Live questions may be submitted online shortly prior to, and during, the Annual Meeting by logging in with the 16-digit control number at virtualshareholdermeeting.com/MDU2025. We will answer questions during the meeting that are pertinent to the Company as time permits and in accordance with our rules of conduct for the Annual Meeting, which will be available on the virtual meeting website. Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once. Answers to any pertinent questions that are not addressed during the meeting may be published following the meeting on our corporate website at investor.mdu.com. FREQUENTLY ASKED QUESTIONS 84

Q: Will the Annual Meeting be available for replay? A: A replay of the Annual Meeting will be made publicly available approximately 24 hours after the Annual Meeting at investor.mdu.com. The replay will be available for approximately one year. Q: Who pays the cost of this proxy solicitation? A: The Company will pay for the cost of the solicitation of proxies, including the preparation, printing, and mailing of the proxy materials. Proxies may be solicited, without additional compensation, by our directors, officers, or employees by mail, telephone, facsimile, in person, or otherwise. We will request banks, brokers, and other custodians, nominees, and fiduciaries to deliver proxy materials to the beneficial owners of the Common Stock and obtain their voting instructions, and we will reimburse those firms for their expenses under both SEC and NYSE rules. In addition, we have retained Okapi Partners, LLC to assist us in the solicitation of proxies for a fee of $10,000 plus out-of-pocket expenses. Q: Why did I receive a notice, but no proxy materials? A: We are furnishing proxy materials to our stockholders primarily over the Internet under the SEC’s notice and access rules instead of mailing full sets of the printed materials. We believe that this procedure reduces costs, provides greater flexibility to our stockholders, and decreases the environmental impact of our Annual Meeting. Our Environmental Policy is available at investor.mdu.com/governance/governance-documents. On or about April 3, 2025, we started mailing a Notice or Proxy Statement and form of proxy, as applicable, to our stockholders. Proxies are being solicited by the Board to be voted at our Annual Meeting. The Notice contains instructions on how to access our Proxy Statement and Annual Report on the Internet and vote online. If you received a Notice, you will not receive paper copies of the proxy materials, unless you request them. If you received a Notice and would like to receive paper copies of the proxy materials, please follow the instructions on the Notice for requesting the materials, and we will promptly mail the materials to you. Q: What is “householding” and how does it affect me? A: The Company has adopted the “householding” procedure approved by the SEC, which allows us to deliver one set of documents to a household of stockholders instead of delivering a set to each stockholder in a household, unless we have been instructed otherwise. This procedure is more environmentally friendly and cost-effective because it reduces the number of copies to be printed and mailed. Stockholders who receive proxy materials in paper form will continue to receive separate proxy cards/VIFs to vote their shares. Stockholders who receive the Notice will get instructions on submitting their proxy cards/VIF via the Internet. If you would like to change your householding election, request that a single copy of the proxy materials be sent to your address, or request a separate copy of the proxy materials, please contact Broadridge using their contact information provided under Helpful Resources on page 86. We will promptly deliver the proxy materials to you upon receipt of your request. If you hold your shares in street name, please contact your bank, broker, or other record holder to request information concerning householding. Q: How can I find the results of the voting after the Annual Meeting? A: We will announce preliminary voting results at the Annual Meeting, and will publish final results in a Current Report on Form 8-K to be filed with the SEC within four business days following the Annual Meeting. FREQUENTLY ASKED QUESTIONS 85 2025 Proxy Statement

HELPFUL RESOURCES Annual Meeting virtualshareholdermeeting.com/MDU2025 Board of Directors Board investor.mdu.com/governance/board-of-directors Committees investor.mdu.com/governance/committee-composition Committee Charters investor.mdu.com/governance/governance-documents Management MPC investor.mdu.com/governance/executive-management Public Reporting Annual Report investor.mdu.com/financials/annual-reports/ Proxy Statement mduproxy.com Sustainability Report mdu.com/sustainability/ Governance Documents investor.mdu.com/governance/governance-documents Amended and Restated Certificate of Incorporation Bylaws Corporate Governance Guidelines Policies investor.mdu.com/governance/governance-documents Accident Incident Response Investigation and Reporting Policy Conflict Minerals Policy Environmental Policy Employee Safety Policy Harassment Policy Human Rights Policy Incentive Compensation Recovery Policy Insider Trading Policy Leading With Integrity Guide Procedures for Communications with the Board of Directors Stock Ownership Policy Vendor Code of Conduct Contacts To Request Copies of our Annual Report, Committee Charters, or Governance Documents Company Contacts Board or Chief Legal Officer and Corporate Secretary chieflegalofficer@mduresources.com IR investor@mduresources.com or mail to our Corporate Headquarters, attention to the applicable contact Corporate Headquarters 1200 West Century Avenue Bismarck, North Dakota 58503 701-530-1000 To Request Copies of the Internet Notice or Proxy Materials Broadridge Financial Solutions, Inc. (Tabulator/Inspector of Election) proxyvote.com sendmaterial@proxyvote.com 800-579-1639 To Change Your Householding Election Broadridge Financial Solutions, Inc. Householding Department 51 Mercedes Way Edgewood, New York 11717 866-540-7095 For Questions or Assistance Voting Okapi Partners, LLC (Proxy Solicitor) Stockholders in the United States and Canada: 844-201-1170 Stockholders in all other locations: 212-297-0720 Banks and brokers: 212-297-0720 86

APPENDIX MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan (Amended and Restated as of May 14, 2025) Article 1. Establishment, Purpose, and Duration 1.1 Establishment of the Plan. MDU Resources Group, Inc., a Delaware corporation (the "Company"), hereby amends and restates this long-term incentive compensation plan, known as the "MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan" (the "Plan"). The Plan permits the grant of Restricted Stock, RSUs (defined below), PSUs (defined below), Annual Director Stock Awards, PSAs (defined below), and other awards. The Plan first became effective when approved by stockholders at the Annual Meeting on April 22, 1997. The Plan, as amended, became effective when approved by stockholders at the Annual Meeting on April 25, 2006. Subsequently, the Plan has been amended from time to time and was most recently amended effective May 14, 2025. The Plan shall remain in effect as provided under Section 1.3 herein. 1.2 Purpose of the Plan. The purpose of the Plan is to promote the success and enhance the value of the Company by linking the personal interests of Participants to those of the Company’s stockholders and customers. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Participants. 1.3 Duration of the Plan. The Plan shall remain in effect, subject to the right of the Board of Directors to terminate at any time pursuant to Article 14 herein, until all Shares subject to it shall have been purchased or acquired according to the Plan's provisions. Article 2. Definitions Whenever used in the Plan, the following terms shall have the meanings set forth below: 2.1 "Annual Director Stock Award" means an Award of fully vested Shares to a Non-Employee Director based on the requisite service rendered as a Non-Employee Director during the applicable service measuring period as determined and approved by the Board for the Annual Director Stock Award (i.e., Non-Employee director compensation paid in arrears). Such applicable measuring period may be the calendar year, the period between the Company's Annual Meetings of stockholders, or any other designated period of time. 2.2 "Award" means, individually or collectively, a grant under the Plan of Restricted Stock, RSUs, PSUs, Annual Director Stock Awards, PSAs, or any other type of award permitted under Article 9 of the Plan. 2.3 "Award Agreement" means an agreement entered into by each Participant and the Company, setting forth the terms and provisions applicable to an Award granted to a Participant under the Plan. 2.4 "Board" or "Board of Directors" means the Board of Directors of the Company. 2.5 A “Change in Control” means: (a) The acquisition by any individual, entity, or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”), or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (a), the following acquisitions shall not constitute a Change in Control: (i) any acquisition directly from the Company, (ii) any acquisition by the Company, (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company, or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii), and (iii) of subsection (c) of this Section 2.5; 87 2025 Proxy Statement

(b) Individuals who, as of May 14, 2025, which is the effective date of the Plan, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board; (c) Consummation of a reorganization, merger, or consolidation, sale, or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless, following such Business Combination, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination; or (d) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company. For avoidance of doubt, unless otherwise determined by the Board, the sale of a subsidiary, operating entity, or business unit of the Company shall not constitute a Change in Control for purposes of this Agreement. 2.6 "Code" means the Internal Revenue Code of 1986, as amended from time to time. 2.7 "Committee" means the Compensation and Human Capital Committee of the Board, or any other committee of Non-Employee Directors appointed by the Board, appointed by the Board to administer the Plan with respect to Awards in accordance with Section 3. 2.8 "Company" means MDU Resources Group, Inc., a Delaware corporation, or any successor thereto as provided in Article 17 herein. 2.9 "Director" means any individual who is a member of the Board of Directors of the Company. 2.10 "Disability" means "permanent and total disability" as defined under Section 22(e)(3) of the Code. 2.11 "Dividend Equivalent" means, with respect to Shares subject to an Award, a right to be paid an amount equal to dividends declared on an equal number of outstanding Shares. 2.12 "Eligible Service Provider" means an Employee or Non-Employee Director who is eligible to participate in the Plan, as set forth in Section 5.1 herein. 2.13 "Employee" means any full-time or regularly-scheduled part-time employee of the Company or of the Company's Subsidiaries, who is not covered by any collective bargaining agreement to which the Company or any of its Subsidiaries is a party. Directors who are not otherwise employed by the Company are not Employees. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Subsidiaries (or between Subsidiaries) shall not be deemed a termination of employment. 2.14 "Exchange Act" means the Securities Exchange Act of 1934, as amended. APPENDIX 88

2.15 "Fair Market Value" means, to the extent that the Stock is readily tradable on an established securities market, any of, provided consistently applied, (i) the average of the high and low sale prices, or (ii) the closing price, on the trading day of, the trading day before, or, if there is no such sale on the relevant date, then on the last previous day on which a sale was reported, as reported in the Consolidated Transaction Reporting System, or any other reasonable method using actual transactions in the Stock. To the extent that the Stock is not readily tradable on an established market, the fair market value of the Stock as of a valuation date means a value determined by the reasonable application of a reasonable valuation method. The determination whether a valuation method is reasonable, or whether an application of a valuation method is reasonable, is made based on the facts and circumstances as of the valuation date. 2.16 "Full Value Award" means an Award pursuant to which Shares may be issued. 2.17 "Non-Employee Director" means a Director who is not an Employee. 2.18 "Participant" means an Eligible Service Provider who has an outstanding Award granted under the Plan. 2.19 “Performance Goals” mean the performance goals established by the Committee, which may be based on the attainment of one or any combination of performance metrics determined appropriate by the Committee, including, but not limited to, one or more of the following measures: sales or revenues, earnings per share, stockholder return and/or value, funds from operations, cash flow from operations (dollar target or as a percentage of revenue), gross margin or gross profit (dollar target or as a percentage of revenue), operations and maintenance expense (dollar target or as a percentage of revenue), general and administrative expense (dollar target or as a percentage of revenue), total operating expense (dollar target or as a percentage of revenue), operating income (dollar target or as a percentage of revenue), pre-tax income (dollar target or as a percentage of revenue), earnings before interest, taxes, depreciation, and amortization or “EBITDA” (dollar target or as a percentage of revenue), earnings before interest and taxes or “EBIT” (dollar target or as a percentage of revenue), gross income, net income, cash flow, earnings, return on equity, return on invested capital, return on assets, return on net assets, working capital as percentage of revenue, days sales outstanding/accounts receivable turnover, current ratio, capital efficiency, operating ratios, stock price, enterprise value, company value, asset value growth, net asset value, stockholders’ equity, dividends, customer satisfaction, accomplishment of mergers, acquisitions, dispositions, or similar extraordinary business transactions, safety, profit returns and margins, financial return ratios, and market performance. Performance goals may be measured solely on a corporate, subsidiary, business unit, or individual basis, or a combination thereof. Performance goals may reflect absolute entity or individual performance or a relative comparison of entity or individual performance to the performance of a peer group of entities or other external measure. 2.20 “Performance Share” or “PSA” means an Award granted to an Eligible Service Provider, as described in Article 8 herein. 2.21 "Performance Stock Unit" or "PSU" means an Award granted to an Eligible Service Provider, as described in Article 8 herein. 2.22 "Period of Restriction" means the period during which the transfer of Restricted Stock is limited in some way, as provided in Article 6 herein. 2.23 "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act, as used in Sections 13(d) and 14(d) thereof, including usage in the definition of a "group" in Section 13(d) thereof. 2.24 "Restricted Stock" means an Award of Shares granted to a Participant pursuant to Article 6 herein. 2.25 "Restricted Stock Unit" or "RSU" means an Award of Shares granted to a Participant pursuant to Article 7 herein. 2.26 "Service Provider" means an Employee or a Non-Employee Director. 2.27 "Shares" means the shares of Common Stock of the Company. 2.28 "Subsidiary" means any corporation that is a "subsidiary corporation” of the Company as that term is defined in Section 424(f) of the Code. Article 3. Administration 3.1 The Committee. The Plan shall be administered by the Committee. 3.2 Authority of the Committee. The Committee shall have full power, except as limited by law, the Amended and Restated Articles of Incorporation, and the Bylaws of the Company, subject to such other restricting limitations or directions as may be imposed by the Board and subject to the provisions herein, to determine the size and types of Awards; to determine the terms and conditions of such Awards in a manner consistent with the Plan; to construe and interpret the Plan and any agreement or instrument entered into under the Plan; to establish, amend, or waive rules and regulations for the Plan's administration; and (subject to the provisions of Article 14 herein) to amend the terms and conditions of any outstanding Award. Further, the Committee shall make all other determinations which may be necessary or advisable for the administration of the Plan. As permitted by law, the Committee may delegate its authorities as identified hereunder. APPENDIX 89 2025 Proxy Statement

3.3 Restrictions on Share Transferability. The Committee may impose restrictions on any Shares acquired pursuant to Awards under the Plan as it may deem advisable, including, without limitation, restrictions to comply with applicable Federal securities laws, with the requirements of any stock exchange or market upon which such Shares are then listed and/or traded and with any blue sky or state securities laws applicable to such Shares. 3.4 Approval. The Board or the Committee shall approve all Awards made under the Plan and all elections made by Participants, prior to their effective date, to the extent necessary to comply with Rule 16b-3 under the Exchange Act. 3.5 Decisions Binding. All determinations and decisions made by the Committee pursuant to the provisions of the Plan and all related orders or resolutions of the Board shall be final, conclusive, and binding on all persons, including the Company, stockholders, Service Providers, Participants, and their estates and beneficiaries. 3.6 Costs. The Company shall pay all costs of administration of the Plan. Article 4. Shares Subject to the Plan 4.1 Number of Shares. Subject to Section 4.2 herein, the maximum number of Shares that may be issued pursuant to Awards under the Plan shall be 9,242,806. Shares underlying lapsed or forfeited Awards of Restricted Stock shall not be treated as having been issued pursuant to an Award under the Plan. Shares that are potentially deliverable under an RSU, PSA, PSU, or any other type of Full Value Award granted under Article 9 that expires or is canceled, forfeited, settled in cash, or otherwise settled without the delivery of Shares shall not be treated as having been issued under the Plan. Shares withheld from an Award to satisfy tax withholding obligations shall be counted as Shares issued pursuant to an Award under the Plan. Shares issued pursuant to the Plan may be (i) authorized but unissued Shares of Common Stock, (ii) treasury shares, or (iii) shares purchased on the open market. 4.2 Adjustments in Authorized Shares. In the event of any equity restructuring, such as a stock dividend, stock split, spinoff, rights offering, or recapitalization through a large, nonrecurring cash dividend, the Committee shall cause an equitable adjustment to be made (i) in the number and kind of Shares that may be delivered under the Plan, (ii) in the individual limitations set forth in Section 4.3, and (iii) with respect to outstanding Awards, in the number and kind of Shares subject to outstanding Awards, price of Shares subject to outstanding Awards, any Performance Goals relating to Shares, the market price of Shares, or per-Share results, and other terms and conditions of outstanding Awards, in the case of (i), (ii), and (iii) to prevent dilution or enlargement of rights. In the event of any other change in corporate capitalization, such as a merger, consolidation, or liquidation, the Committee may, in its sole discretion, cause an equitable adjustment as described in the foregoing sentence to be made to prevent dilution or enlargement of rights. The number of Shares subject to any Award shall always be rounded down to a whole number when adjustments are made pursuant to this Section 4.2. Adjustments made by the Committee pursuant to this Section 4.2 shall be final, binding, and conclusive. 4.3 Individual Grant Limitation for Non-Employee Directors. The aggregate value of Awards that may be granted during any calendar year to a Non-Employee Director shall not exceed $600,000; provided, however, (i) with respect to any Award to a Non- employee Director which is subject to any form of a deferral election, the foregoing sub-limit shall apply only during the calendar year in which such Award, or portion thereof, is initially deferred and not in the calendar year in which the Award, or portion thereof, is ultimately paid, and (ii) such sub-limit does not apply to dividends or Dividend Equivalents paid with respect to any Award or Shares held by the Non-Employee Director. 4.4 Individual Grant Limitation for Eligible Service Providers (other than Non-Employee Directors). The maximum grant of Awards that an Eligible Service Provider who is not a Non-Employee Director may be awarded by the Company during any calendar year (excluding for this purposes any Replacement Award (as defined in Section 12. 2)) is the greater of (i) 500,000 Shares (for this purpose, (A) counting Restricted Stock on a 1-for-1 basis, and (B) counting PSU, PSA, or other equity awards as to which the number of Shares earned is dependent on the level of attainment of performance vesting conditions, counting in respect thereof the number of Shares that may be earned at maximum performance), and subject to adjustment pursuant to Section 4.2, or (ii) Awards having an aggregate grant date value that exceeds $8,000,000; provided, however, (I) with respect to any Award to which is subject to any form of a deferral election, the foregoing sub-limit shall apply only during the calendar year in which such Award, or portion thereof, is initially deferred and not in the calendar year in which the Award, or portion thereof, is ultimately paid, and (II) such sub-limit does not apply to dividends or Dividend Equivalents paid with respect to any Award or Shares held by the Participant. Article 5. Eligibility and Participation 5.1 Eligibility. Persons eligible to participate in the Plan include all officers and key Employees of the Company and its Subsidiaries, (including Employees who are members of the Board) as determined by the Committee, and all Non-Employee Directors. 5.2 Actual Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from all Eligible Service Providers those to whom Awards shall be granted and shall determine the nature and amount of each Award. APPENDIX 90

Article 6. Restricted Stock 6.1 Grant of Restricted Stock. Subject to the terms and conditions of the Plan, Restricted Stock may be granted to Eligible Service Providers at any time and from time to time, as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of shares of Restricted Stock granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Restricted Stock. 6.2 Restricted Stock Award Agreement. Each Restricted Stock grant shall be evidenced by a Restricted Stock Award Agreement that shall specify the Period or Periods of Restriction, the number of Restricted Stock Shares granted and such other provisions as the Committee shall determine. 6.3 Transferability. Restricted Stock granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction established by the Committee and specified in the Restricted Stock Award Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be available during the Participant’s lifetime only to such Participant or the Participant’s legal representative. 6.4 Certificate Legend. Each certificate representing Restricted Stock granted pursuant to the Plan shall bear a legend as follows: "The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in MDU Resources Group, Inc. Long-Term Performance-Based Incentive Plan and in a Restricted Stock Award Agreement. A copy of such Plan and such Agreement may be obtained from MDU Resources Group, Inc." The Company shall have the right to retain the certificates representing Restricted Stock in the Company's possession until such time as all restrictions applicable to such Shares have been satisfied. 6.5 Removal of Restrictions. Restricted Stock shall become freely transferable by the Participant after the last day of the Period of Restriction applicable thereto. Once Restricted Stock is released from the restrictions, the Participant shall be entitled to have the legend referred to in Section 6.4 removed from the Participant’s stock certificate. 6.6 Voting Rights. During the Period of Restriction, Participants holding Restricted Stock may exercise full voting rights with respect to those Shares. 6.7 Dividends and Other Distributions. Subject to the Committee’s right to determine otherwise at the time of grant, during the Period of Restriction, Participants holding Restricted Stock shall receive all regular cash dividends paid with respect to all Shares while they are so held. All other distributions paid with respect to such Restricted Stock shall be credited to Participants subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid and shall be paid to the Participant within forty five (45) days following the full vesting of the Restricted Stock with respect to which such distributions were made. 6.8 Termination of Employment. Each Restricted Stock Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested Restricted Stock following termination of the Participant’s employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Restricted Stock Award Agreement entered into with Participants, need not be uniform among all grants of Restricted Stock or among Participants, and may reflect distinctions based on the reasons for termination of employment. 6.9 Death or Disability. Except as otherwise determined by the Committee and set forth in the Restricted Stock Award Agreement, in the event of termination of employment due to death or disability, then any applicable restrictions upon unvested Restricted Stock shall lapse based on the ratio of the number of full months of employment completed by the Participant during the period from the Grant Date of the Restricted Stock Award to the date of the Participant’s death or disability, divided by the total number of months from the Grant Date until the Restricted Stock Award would have been fully vested. Article 7. RSUs 7.1 Grant of RSUs. Subject to the terms and conditions of the Plan, RSUs may be granted to an Eligible Service Provider at any time and from time to time, as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of RSUs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards. 7.2 RSU Award Agreement. Each RSU grant shall be evidenced by a RSU Award Agreement that shall specify the Period or Periods of Restriction, the number of the RSUs granted, and such other provisions as the Committee shall determine, including but not limited to any rights to Dividend Equivalents. 7.3 Vesting of RSUs. The RSUs shall become vested and nonforfeitable in accordance with the Vesting Schedule set forth the in the RSU Award Agreement. Vesting may be accelerated as described in the RSU Award Agreement or in Section 7.8. 7.4 Settlement of RSUs. Each RSU, at the discretion of the Committee, shall be settled in Shares as soon as practicable after the Vesting Date but in no event later than 60 days after the unvested RSUs become vested. APPENDIX 91 2025 Proxy Statement

7.5 Voting Rights. RSUs do not represent actual Shares. No voting rights or other rights as a stockholder of the Company arise with respect to the RSUs until Shares have been delivered upon settlement of the RSUs. 7.6 Transferability. RSUs granted hereunder may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. 7.7 Termination of Employment. Each RSU Award Agreement shall set forth the extent to which the Participant shall have the right to receive unvested RSUs following termination of the Participant’s employment with the Company and its Subsidiaries. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the RSU Award Agreement entered into with Participants, need not be uniform among all grants of RSUs or among Participants, and may reflect distinctions based on the reasons for termination of employment. 7.8 Death or Disability. Except as otherwise determined by the Committee and set forth in the RSU Award Agreement, in the event of termination of employment due to death or disability, a portion of the unvested RSUs will vest based on the ratio of the number of full months of employment completed during the Vesting Schedule set forth in the RSU Award Agreement to the date of the Participant’s death or disability divided by the total number of months in the Vesting Schedule. Article 8. PSUs and PSAs 8.1 Grant of PSUs and PSAs. Subject to the terms and conditions of the Plan, PSUs and/or PSAs may be granted to an Eligible Service Provider at any time, and from time to time, as determined by the Committee. The Committee shall have complete discretion in determining the number of PSUs and/or PSAs granted to each Participant (subject to Article 4 herein) and, consistent with the provisions of the Plan, in determining the terms and conditions pertaining to such Awards. 8.2 PSU/PSA Award Agreement. Each grant of PSUs and/or PSAs shall be evidenced by a PSU and/or PSA Award Agreement that shall specify the number of PSUs and/or PSAs granted, the initial value (if applicable), the Performance Period, the Performance Goals, and such other provisions as the Committee shall determine, including but not limited to any rights to Dividend Equivalents. 8.3 Value of PSUs/PSAs. Each PSU shall have an initial value that is established by the Committee at the time of grant. The value of a PSA shall be equal to the Fair Market Value of a Share. The Committee shall set Performance Goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or value of PSUs/PSAs that will be paid to the Participants. The time period during which the Performance Goals must be met shall be called a "Performance Period." 8.4 Earning of PSUs/PSAs. After the applicable Performance Period has ended, the holder of PSUs/PSAs shall be entitled to receive a payout with respect to the PSUs/PSAs earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Goals have been achieved. 8.5 Form and Timing of Payment of PSUs/PSAs. Payment of earned PSUs/PSAs shall be made following the close of the applicable Performance Period. The Committee, in its sole discretion, may pay earned PSUs/PSAs in cash or in Shares (or a combination thereof), which have an aggregate Fair Market Value equal to the value of the earned PSUs/PSAs at the close of the applicable Performance Period. Such Shares may be granted subject to any restrictions deemed appropriate by the Committee. 8.6 Termination of Employment. Each PSU/PSA Award Agreement shall set forth the extent to which the Participant shall have the right to receive a PSU/PSA payment following termination of the Participant's employment with the Company and its Subsidiaries during a Performance Period. Such provisions shall be determined in the sole discretion of the Committee, shall be included in the Award Agreement entered into with Participants, need not be uniform among all grants of PSUs/PSAs or among Participants and may reflect distinctions based on reasons for termination of employment. 8.7 Death or Disability. Except as otherwise determined by the Committee and set forth in the PSU/PSA Award Agreement, in the event of termination of employment due to death or disability, a portion of the unvested PSUs/PSAs will vest and be paid within 60 days of the date of death or disability in a pro-rated number of Shares based on (i) the ratio of the number of full months of employment completed by the Participant during the Performance Period to the date of the Participant’s death or disability, divided by the total number of months in the Performance Period, multiplied by (ii) the “Target Award” as that term is defined in the PSA Award Agreement. 8.8 Transferability. Except as otherwise determined by the Committee and set forth in the PSU/PSA Award Agreement, PSUs/PSAs may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution, and a Participant’s rights with respect to PSUs/PSAs granted under the Plan shall be available during the Participant’s lifetime only to such Participant or the Participant’s legal representative. APPENDIX 92

Article 9. Other Awards The Committee shall have the right to grant other Awards, which may include, without limitation, Annual Director Stock Awards and the grant of Shares based on attainment of Performance Goals established by the Committee, the payment of Shares in lieu of cash, the payment of cash based on attainment of Performance Goals established by the Committee, and the payment of Shares in lieu of cash under other Company incentive or bonus programs. Payment under, or settlement of, any such Awards shall be made in such manner and at such times as the Committee may determine. Article 10. Beneficiary Designation Each Participant under the Plan may, from time to time, name any beneficiary or beneficiaries (who may be named contingently or successively) to whom any benefit under the Plan is to be paid in case of the Participant’s death before the beneficiary receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Participant, shall be in a form prescribed by the Company, and will be effective only when filed by the Participant in writing with the Company during the Participant's lifetime. In the absence of any such designation, benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate. The spouse of a married Participant domiciled in a community property jurisdiction shall join in any designation of beneficiary or beneficiaries other than the spouse. Article 11. Deferrals Solely to the extent permitted by the Committee, pursuant to separate deferral election forms and other established rules and procedures, the Committee may permit a Participant to defer the Participant's receipt of the payment of cash or the delivery of Shares that would otherwise be due to such Participant under the Plan. If any such deferral election is permitted, only to the extent allowable under such established rules and procedures, the Committee shall, in its sole discretion, establish rules and procedures for such payment deferrals. If approved by the Board, and in accordance with such established rules and procedures, a Non-Employee Director may elect to defer part or all of their annual equity grant by completing the appropriate form of deferral election with the Company. If approved by the Board, and in accordance with such established rules and procedures, a Non-Employee Director may also elect to receive their annual cash retainer payments and/or committee cash retainers from the Company in the form of cash or Awards or a combination thereof, by completing the appropriate form of election with the Company. Article 12. Rights of Service Providers 12.1 Employment. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment at any time, for any reason or no reason in the Company's sole discretion, nor confer upon any Participant any right to continue in the employ of the Company. 12.2 Participation. No Service Provider shall have the right to be selected to receive an Award under the Plan, or, having been so selected, to be selected to receive a future Award. Article 13. Change in Control 13.1 General. Unless specified otherwise in the applicable Award Agreement, any written Company employment agreement, or any written Company change in control or severance plan or agreement applicable to the Participant, or with respect to any Award held by a Non-Employee Director, as may be specifically described in the definitive transaction agreement relating to the Change in Control, the terms of this Article 13 shall apply to all Awards granted on or after January 1, 2024. With respect to Awards granted prior to January 1, 2024, Article 13 of the Plan in effect at the time of the grant of the Award shall continue to apply. 13.2 Impact of Change in Control. Upon the occurrence of a Change in Control, unless otherwise provided in the applicable Award Agreement, each outstanding Award shall vest in full (provided that the treatment of any performance goals applicable to the Award will be determined in accordance with the terms of the applicable Award Agreement), except that such vesting shall not apply to the extent that another award meeting the requirements of Section 13.3 (any award meeting the requirements of Section 13.3, a “Replacement Award”) is provided to the Participant to replace such Award (any award intended to be replaced by a Replacement Award, a “Replaced Award”). 13.3 Replacement Awards. An award shall meet the conditions of this Section 13.3 (and, therefore, qualify as a Replacement Award) if: (i) it is of the same type as the Replaced Award (except that for any Replaced Award that is performance-based, the award may be subject solely to time-based vesting and the applicable performance goals shall be treated in accordance with the terms of the applicable Award Agreement); (ii) it has a value equal to the value of the Replaced Award as of the date of the Change in Control, as determined by the Committee in its sole discretion; (iii) the underlying Replaced Award was an equity-based award, it relates to publicly-traded equity securities of the Company or the entity surviving the Company following the Change in Control; (iv) it contains terms relating to time-based vesting (including with respect to a termination of employment) that are substantially identical to those of the Replaced Award; and (v) its other terms and conditions are not less favorable to the Participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change in Control) as of the date of the Change in Control. Without limiting the generality of the foregoing, a Replacement Award may take the form of a continuation of the applicable Replaced Award if the requirements of the preceding APPENDIX 93 2025 Proxy Statement sentence are satisfied. If a Replacement Award is granted, the Replaced Award shall not vest upon the Change in Control. The determination whether the conditions of this Section 13.3 are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion. 13.4 Adjustment Provisions. In the event of Change in Control, the Committee may determine that (a) outstanding Awards that become vested pursuant to Section 13.2 may be cancelled in exchange for payments of cash, property, or a combination thereof having an aggregate value equal to the value of such Awards, as determined by the Committee in its sole discretion; or (b) outstanding Awards may be replaced with Replacement Awards in accordance with Section 13.3. Article 14. Amendment, Modification, and Termination 14.1 Amendment, Modification, and Termination. The Board may, at any time and from time to time, alter, amend, suspend, or terminate the Plan, in whole or in part, provided that no amendment shall become effective if stockholder approval is required to enable the Plan to comply with applicable Federal securities laws, with the requirements of any stock exchange or market upon which such Shares are then listed and/or traded and with any blue sky or state securities laws applicable to the Plan. 14.2 Awards Previously Granted. No termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted under the Plan, without the written consent of the Participant holding such Award, unless such termination, modification, or amendment is required by applicable law and except as otherwise provided herein. Article 15. Withholding 15.1 Tax Withholding. The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, state, and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to an Award made under the Plan. 15.2 Share Withholding. With respect to withholding required upon the lapse of restrictions on Restricted Stock, or upon any other taxable event arising out of or as a result of Awards granted hereunder, Participants may elect to satisfy the withholding requirement, in whole or in part, by tendering previously-owned Shares or by having the Company withhold Shares having a Fair Market Value on the date the tax is to be determined equal to the statutory total tax which could be imposed on the transaction. All elections shall be irrevocable, made in writing and signed by the Participant. Article 16. Minimum Vesting Notwithstanding any other provision of the Plan to the contrary, (a) the minimum vesting period for Full Value Awards with no performance-based vesting characteristics must be at least one year (vesting may occur ratably each month, quarter, or anniversary of the grant date over such vesting period); (b) the minimum vesting period for Full Value Awards with performance-based vesting characteristics must be at least one year; and (c) the Committee shall not have discretion to accelerate vesting of Full Value Awards, except in the event of a Change in Control or similar transaction, or the death, disability, or termination of employment of a Participant; provided, however, that (i) such minimum vesting standard does not apply with respect to Annual Director Stock Awards, and (ii) the Committee may grant a "de minimis" number of Full Value Awards that do not comply with the foregoing minimum vesting standards. For this purpose, "de minimis" means 462,140 Shares (approximately 5% of the maximum share reserve in Section 4.1) available for issuance as Full Value Awards under the Plan, subject to adjustment under Section 4.2 herein. Article 17. Successors All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation, or otherwise, of all or substantially all of the business and/or assets of the Company. Article 18. Legal Construction 18.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine, the plural shall include the singular, and the singular shall include the plural. 18.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included. 18.3 Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. 18.4 Governing Law. To the extent not preempted by Federal law, the Plan, and all agreements hereunder, shall be construed in accordance with, and governed by, the laws of the State of Delaware. APPENDIX 94

Article 19. Accounting Restatements This Article 19 shall apply to Awards granted to all Participants in the Plan. Notwithstanding anything in the Plan or in any Award Agreement to the contrary, if the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under the securities laws, the Company or the Committee may, or shall if required, take action to recover incentive-based compensation from specific executive officers in accordance with the Company's Incentive Compensation Recovery Policy, as it may be amended or substituted from time to time, and in accordance with applicable law and applicable rules of the U.S. Securities and Exchange Commission and the New York Stock Exchange. Article 20. Code Section 409A Compliance 20.1 Compliance with Code Section 409A. The Plan and each Award is intended to meet or to be exempt from the requirements of Code Section 409A, and shall be administered, construed, and interpreted in a manner that is in accordance with and in furtherance of such intent. Any provision of the Plan that would cause an Award to fail to satisfy Code Section 409A or, if applicable, an exemption from the requirements of that Section, shall be amended (in a manner that as closely as practicable achieves the original intent of the Plan) to comply with Code Section 409A or any such exemption on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Code Section 409A. 20.2 Terminations of Employment. If an Award provides for payments or benefits that (i) constitute “deferral of compensation” within the meaning of Code Section 409A, and (ii) are triggered upon a termination of employment, then to the extent required to comply with Section 409A, the phrases “termination of employment,” “separation from service,” or words and phrases of similar import, shall be interpreted to mean a “separation from service” within the meaning of Code Section 409A. 20.3 Specified Employees. If a Participant was a “specified employee,” then to the extent required in order to comply with Code Section 409A, all payments, benefits, or reimbursements paid or provided under any Award that constitute a “deferral of compensation” within the meaning of Code Section 409A, that are provided as a result of a “separation from service” within the meaning of Section 409A and that would otherwise be paid or provided during the first six (6) months following such separation from service shall be accumulated through and paid or provided (together with interest at the applicable federal rate under Section 7872(f)(2)(A) of the Code in effect on the date of the separation from service) on the first business day that is more than six (6) months after the date of the separation from service (or, if the Participant dies during such six (6) month period, within ninety (90) days after the Participant’s death). 20.4 Releases. To the extent that payment of an amount that constitutes a “deferral of compensation” within the meaning of Code Section 409A is contingent upon the Participant executing a release of claims against the Company, the release must be executed by the Participant and become effective and irrevocable in accordance with its terms no later than the earlier of (i) the date set forth in the Award, or (ii) fifty five (55) days following separation from service. 20.5 Payment Forms and Substitutions. To the extent that any payment of an amount that constitutes a “deferral of compensation” within the meaning of Code Section 409A, and is scheduled to be paid in the form of installment payments, such payment form shall be deemed to be a right to a series of separate payments as described in Treasury Regulations § 1.409A 2(b)(2)(iii). To the extent that any Award is subject to Code Section 409A, any substitution of such Award may only be made if such substitution is made in a manner permitted and compliant with Code Section 409A. 20.6 No Company Liability. In no event will the Company or any Company subsidiary have any liability to any Participant with respect to any penalty or additional income tax imposed under Code Section 409A, even if there is a failure on the part of the Company or Committee to avoid or minimize such Section’s penalty or additional income tax. APPENDIX 95 2025 Proxy Statement

Common Stock Corporate Headquarters MDU Resources’ common stock is listed on the New York Stock Exchange under the symbol MDU. The stock began trading on the NYSE in 1948 and is included in the Standard & Poor’s SmallCap 600 index. Street Address: 1200 W. Century Ave. Bismarck, ND 58503 Mailing Address: P.O. Box 5650 Bismarck, ND 58506-5650 Telephone: 701-530-1000 Toll-Free Telephone: 866-760-4852 www.mdu.com Shareowner Service Plus Plan The Shareowner Service Plus Plan provides interested investors the opportunity to purchase shares of MDU Resources’ common stock and to reinvest all or a percentage of dividends without incurring brokerage commissions or service charges. The plan is sponsored and administered by Equiniti Trust Company, transfer agent and registrar for MDU Resources. For more information, contact Equiniti Trust Company at 877-536-3553 or visit shareowneronline.com. Stockholder Information and Inquiries Registered stockholders have electronic access to their accounts by visiting www.shareowneronline. com. Shareowner Online allows stockholders to view their account balance, dividend information, reinvestment details and more. The stock transfer agent maintains stockholder account information. Communications regarding stock transfer requirements, lost certificates, dividends or change of address should be directed to the stock transfer agent. Company information, including financial reports, is available at www.mdu.com and investor.mdu.com. Stockholder and Analyst Contact Brent L. Miller Telephone: 866-866-8919 or 701-530-1730 Email: Brent.Miller@MDUResources.com Transfer Agent and Registrar Equiniti Trust Company Stock Transfer Department P.O. Box 64874 St. Paul, MN 55164-0874 Telephone: 877-536-3553 www.shareowneronline.com Independent Registered Public Accounting Firm Deloitte & Touche LLP 50 S. Sixth St., Suite 2800 Minneapolis, MN 55402-1538 Note: This information is not given in connection with any sale or offer for sale or offer to buy any security. STOCKHOLDER INFORMATION

MDU Resources Group, Inc. Trading symbol: MDU www.mdu.com